As filed with the Securities and Exchange Commission on November 10, 2011.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

BIOAMBER INC.

(Exact Name of Registrant As Specified in Its Charter)

Delaware	2860	98-0601045
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1250 Rene Levesque West, Suite 4110 Montreal, Quebec, Canada H3B 4W8 (514) 844-8000	3850 Annapolis Lane North, Suite 180 Plymouth, Minnesota 55447 (763) 253-4480

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jean-François Huc

President and Chief Executive Officer

BioAmber Inc.

1250 Rene Levesque West, Suite 4110

Montreal, Quebec, Canada H3B 4W8

(514) 844-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jocelyn M. Arel, Esq. Michael J. Minahan, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Telephone: (617) 570-1000	Vincent Pagano, Jr., Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐		Accelerated Filer ☐

Non-Accelerated Filer ☒	(Do not check if a smaller reporting company)	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$150,000,000	$17,190

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes the offering price of additional shares of Common Stock that the underwriters have an option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 10, 2011.

             Shares

Common Stock

This is an initial public offering of shares of common stock of BioAmber Inc. All of the              shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to list the common stock on the              under the symbol “BIOA.”

See “Risk Factors” on page 12 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional             shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2012.

Goldman, Sachs & Co.	Credit Suisse

Barclays Capital

Stifel Nicolaus Weisel	Pacific Crest Securities

Prospectus dated                     , 2012.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

This prospectus contains information concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, that is based on information from various sources (including industry publications, surveys and forecasts and our internal research) and on assumptions that we have made which we believe to be reasonable based on that data and other similar sources and on our knowledge of those markets. In most cases, our internal research has not been verified by any independent source. Projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

We have obtained or filed for trademark protection in the United States and internationally, for the mark “BioAmber” with and without our logo, and our tag line “Chemistry Inspired by Nature” in connection with succinic acid, succinic salts and derivatives, dicarboxylic acid, dicarboxylic salts and derivatives. Solely for convenience, the trademarks, trade names and service marks referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names. This prospectus contains additional trade names, trademarks and service marks of other companies, which, to our knowledge, are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to “us,” “our,” “BioAmber,” “we,” the “Company” and similar designations in this prospectus refer to BioAmber Inc. and its subsidiaries, and unless the context otherwise requires, all references to “capacity” refer to annual capacity.

BioAmber Inc.

Overview

We are a next-generation chemicals company. Our proprietary technology platform combines industrial biotechnology, an innovative purification process and chemical catalysis to convert renewable feedstocks into chemicals that are cost-competitive replacements for petroleum-derived chemicals. We currently sell our first product, bio-succinic acid, to customers in a variety of chemical markets in connection with our product and market development efforts. We manufacture our bio-succinic acid in a facility using a commercial scale 350,000 liter fermenter in Pomacle, France, which we believe to be one of the largest bio-based chemical manufacturing facilities in the world. We have produced 487,000 pounds, or 221 metric tons, of bio-succinic acid at this facility.

We have achieved a number of accomplishments through the successful implementation of our proprietary technology platform including:

•	a history of commercial scale fermentation and continuous purification;

•	low-cost bio-succinic acid production capability;

•	a customer-qualified manufacturing facility;

•	supply agreements for the sale of over 84,000 metric tons of bio-succinic acid and its derivatives over the next five years;

•	an equity partnership for our first global scale biochemical production facility; and

•	multiple exclusive technology partnerships.

Succinic acid can be used to manufacture a wide variety of products used everyday, including plastics, food additives and personal care products, and can also be used as a building block for a number of derivative chemicals. Today, petroleum-derived succinic acid is not being used in many potential applications because of its relatively high production costs and selling price. We believe that our low-cost production capability and our development of next-generation bio-succinic acid derived products including 1,4 butanediol, or BDO, which is used to produce polyesters, plastics, spandex and other products, will provide us with access to a more than $10 billion market opportunity. Combining these opportunities with other building block chemicals we are developing, including adipic acid and caprolactam, which are used in the production of nylons, we believe that our total addressable market is in excess of $34 billion.

We believe we can produce bio-succinic acid that is cost-competitive with succinic acid produced from oil priced as low as $35 per barrel, based on management’s estimates of production costs at our planned facility in Sarnia, Ontario and an assumed corn price of $6.50 per bushel. We expect the productivity of our next-generation organism and on-going process improvements to further reduce our production costs. Our ability to compete on cost is not dependent on government subsidies or tariffs.

We are working to rapidly expand our accessible markets and product portfolio. We have entered into strategic relationships with several leading companies, such as our multi-year agreement with Mitsubishi Chemical Corporation for bio-succinic acid. We have also entered into agreements with LANXESS Deutschland GmbH, or Lanxess, Solvay SA, or Solvay, and others for the development of other bio-succinic acid derivatives.

We have entered into technology partnerships to lower our production costs, expand our product portfolio and enhance our chemical production platform. We have established multiple technology licenses or collaborations, including with Cargill, DuPont, Mid-Atlantic Technology Research and Innovation Center, or MATRIC, Agro-industrie Recherches et Développements, or ARD, Celexion, LLC and entities funded by the U.S. Department of Energy, or DOE.

In order to support our growth strategy, we have begun to rapidly expand our manufacturing capacity. We have entered into a joint venture agreement with Mitsui for our next manufacturing facility in Sarnia, Ontario, which has a projected full capacity of 34,000 metric tons of bio-succinic acid and 23,000 metric tons of bio-BDO. We have commenced engineering and permitting for this facility and the initial phase is expected to be operational in 2013. This facility will be fully funded through equity contributions by both us and Mitsui as well as a combination of government grants and interest-free loans. In addition, we and Mitsui intend to jointly build two additional facilities that will be co-located at existing industrial sites in Thailand and in either the United States or Brazil. These additional facilities are expected to each produce 65,000 metric tons of bio-succinic acid and 50,000 metric tons of bio-BDO at full capacity. Collectively, these three facilities are expected to represent an aggregate production capacity of 164,000 metric tons of bio-succinic acid and 123,000 metric tons of bio-BDO at full capacity.

Our Industry

The global chemical industry is a $4.1 trillion market, based on total global chemical shipments in 2010, according to the American Chemistry Council. Chemicals are utilized in a broad range of end-use markets, including heavy industry, mining, construction, consumer goods, textiles and healthcare. While the global chemical industry provides many value-added products to industrial and consumer end-markets, it is facing an increasing number of challenges as a result of its significant reliance on petroleum as its primary feedstock. As a result, there is significant and growing demand for a low-cost and sustainable alternative to using petroleum for chemical production. Multiple biochemical processes have been developed to address this demand, primarily using microorganisms that can convert sugars derived from renewable feedstocks into various chemical building blocks. We believe there is a significant opportunity for bio-based chemical manufacturers who can reliably and cost-competitively deliver product at scale that meets the required specifications of customers.

Our Solution

Our proprietary technology platform combines industrial biotechnology, an innovative purification process and chemical catalysis to convert renewable feedstocks into chemicals that are cost-competitive replacements for petroleum-derived chemicals. The development of our current organism was originally funded by the DOE in the late 1990s, was further developed and scaled up, and optimized at the large-scale manufacturing facility in France. We have reliably delivered high quality, cost-competitive bio-succinic acid that meets the specifications of large chemical companies. We believe our solution enables us to address multiple large chemical markets, including polyurethanes, plasticizers, personal care products, de-icing solutions, resins and coatings, food additives and lubricants, that are currently being served by petrochemicals by:

•	providing value to chemical companies through cost-competitive, renewable chemical alternatives that offer equal or better performance;

•	delivering products in quantities, which we believe are in excess of our bio-based competitors, that enable our customers to test and certify our products;

•	continuing to innovate microorganisms and purification processes to further drive down production costs and expand the market opportunity;

•	mitigating the impact of potential feedstock volatility by using less feedstock per ton of output than most other sugar-based processes for biochemicals other than succinic acid; and

•

producing significantly lower greenhouse gas emissions than the processes used to manufacture petroleum-based products by sequestering carbon dioxide in the process of producing bio-succinic acid and eliminating the emission of nitrous oxide in the process of producing bio-adipic acid.

Our Strengths

Our business benefits from a number of competitive strengths, including:

Proprietary Technology Platform that Addresses a Large Market Opportunity.    We own or have exclusive rights to specific microorganisms, chemical catalysis technology and a unique, scalable and flexible purification process that, when combined and optimized, convert renewable feedstocks into chemically identical replacements for petroleum-derived equivalents addressing a more than $34 billion market opportunity.

Selling Commercial Product Today.    We have sold bio-succinic acid to 12 customers in 2011 in connection with our product and market development efforts, after having met their quality, performance and cost requirements. We believe we are the first and only company selling bio-succinic acid products in commercial quantities.

Proven Cost-Competitive Economics at Large Scale.    Our experience operating the facility in Pomacle, France over the past 21 months with a 350,000 liter commercial scale fermenter has helped us refine our process and cost-competitively make bio-succinic acid without subsidies. We expect to produce bio-succinic acid at our planned facility in Sarnia, Ontario that is cost-competitive with succinic acid produced from oil priced as low as $35 per barrel.

Limited Exposure to the Availability and Price of Sugar.    Our process requires less sugar than most other renewable products because 25% of the carbon in our biosuccinic acid originates from carbon dioxide. This makes our process less vulnerable to sugar price increases relative to other bio-based processes. In addition, our projected demand for sugar is a small fraction of the existing capacity in the markets in which we plan to operate. Given our modest demand, rapid growth in our production capacity would not likely have a material impact on the price of sugar in any of our markets.

Established, Diverse Customer Base.    Our industry leadership, product quality and economics are validated by the contracts we have signed with customers in a variety of end-markets. We have entered into supply agreements for the sale of over 84,000 metric tons of bio-succinic acid and its derivatives over the next five years. These close relationships provide us with a continuous feedback mechanism that helps us deliver products that best meet our customers’ needs.

Third-Party Commitments for Global Manufacturing Expansion.    We have signed an agreement with Mitsui to jointly build a facility in Sarnia, Ontario, that is expected to produce bio-succinic acid and bio-BDO with a total capacity of 34,000 metric tons of bio-succinic acid and 23,000 metric tons of bio-BDO at full capacity. Our agreement with Mitsui contemplates the construction and operation of two additional facilities. Once these facilities are fully operational, we estimate these three facilities will have a combined production capacity of 164,000 metric tons of bio-succinic acid and 123,000 metric tons of bio-BDO.

Experienced Management Team with Strong Track Record.    Our management team consists of experienced professionals, possessing on average over 25 years of relevant experience in scaling up, manufacturing and commercializing chemicals, gained at both large companies and entrepreneurial start-ups. Members of our management team have worked at companies including Cargill, DuPont, INVISTA, Dow Corning Corporation, the former plastics division of General Electric Company, Royal DSM N.V. and the Genencor division of Danisco A/S.

Our Strategy

Our goal is to be the leading provider of renewable chemicals by replacing petroleum-based chemicals with our bio-based alternatives, which we believe could revolutionize the global chemical industry. We intend to:

Rapidly Expand Our Global Manufacturing Capacity.    As demand for our products grows, we intend to rapidly construct new facilities in multiple geographic regions employing a design that facilitates expedient and capital-efficient growth. We intend to retain operational control and a majority interest in these facilities and collaborate with third parties to obtain capital, construct the facilities, secure feedstock, sell future output and assist with manufacturing and market access.

Target the Large and Established BDO Market.    We are developing high-volume, high-value bio-succinic acid derivatives such as bio-BDO, which are used in the production of polyesters, plastics, spandex and other products. We have entered into a joint venture agreement with Mitsui to manufacture, market and sell bio-BDO and leverage Mitsui’s strength as a leading distributor of chemicals to target the $4 billion market for BDO.

Develop Next-Generation Succinic-Derived Products.    We intend to leverage our proprietary technology platform and expertise in the production of bio-succinic acid to target additional high value-added products, such as polybutylene succinate, or PBS, a biodegradable plastic, de-icing solutions and plasticizers. We expect that these high value-added chemicals will offer better performance than the petroleum-derived products that they seek to replace.

Continue to Reduce the Cost of Our Products.    Our goal is to be the low-cost producer of the bio-based chemicals we manufacture, which we expect will drive market acceptance of our products across several applications. We believe we have inherent advantages in our proprietary production process and we intend to further reduce our production costs by increasing the scale of our manufacturing process and introducing new proprietary technologies.

Expand Product Platform to Additional Building Block Chemicals.    We intend to leverage our flexible technology platform and extensive experience developing, producing and marketing bio-succinic acid to expand our product base to additional building block chemicals, including adipic acid and caprolactam. These products are used in the production of carpeting, rugs, textile laminations, garment linings, adhesives for shoe soles and resins used in the paper products industry.

Industry Awards

In June 2011, we were awarded the Presidential Green Chemistry Award for small business innovation, presented by the Environmental Protection Agency and American Chemical Society for being the first company to successfully develop and commercialize a bio-based chemical that directly substitutes its petroleum-derived equivalent and offers a better environmental footprint. In October 2011, we were awarded the ICIS Innovation Award, winning the Best Business Innovation category for the development and commercialization of our bio-succinic acid platform. We are only the second company that has been awarded the prestigious ICIS Innovation Award and the Presidential Green Chemistry Challenge Award in the same year.

Risk Factors

Our business is subject to many risks and uncertainties, as more fully described under “Risk Factors” in this prospectus, of which you should be aware before investing in our common stock. For example:

•	We have a limited operating history, a history of losses, anticipate continuing to incur losses for a period of time, and may never achieve or sustain profitability.

•	The funding, construction and operation of our future facilities involve significant risks, which may prevent us from executing our expansion strategy.

•	We may not obtain the additional financing we need in order to grow our business, develop or enhance our products or respond to competitive pressures.

•	We have generated only limited sales of bio-succinic acid to date and we face significant challenges to developing our business.

•

Our prior success in developing bio-succinic acid may not be indicative of our ability to leverage our bio-succinic acid technology to develop and commercialize derivatives of bio-succinic acid and other bio-based building block chemicals.

•

Demand for our bio-succinic acid, bio-BDO and other bio-succinic acid derivatives may take longer to develop or become more costly to produce than we anticipate, and technological innovations in our industry may allow our competitors to produce them at a lower cost, which may reduce demand for our products.

•

We are dependent on our relationships with strategic partners, licensors, collaborators and other third parties for research and development, the funding, construction and operation of our manufacturing facilities and the commercialization of our products and our failure to manage these relationships could delay or prevent us from developing and commercializing our products.

•

Our operations are dependent upon certain raw materials and utilities, principally sugars, carbon dioxide, hydrogen, steam and electricity, which make us vulnerable to supply availability and price fluctuations.

•

Our inability to adequately protect and enforce our intellectual property, or to prevent the operation of our business from infringing the intellectual property of others, may make it difficult or cost prohibitive to carry on our business as currently planned.

Our Corporate Information

We were incorporated in the state of Delaware on October 15, 2008 as DNP Green Technology, Inc. The core of our bio-succinic acid platform technology was developed by entities funded by the DOE in the late 1990s, as part of its Alternative Feedstocks Program, and is under exclusive license to us. Prior to our incorporation, the bio-succinic acid technology was licensed to Diversified Natural Products, Inc., or DNP. The technology was assigned to us as part of an asset spin-off transaction in 2008 and 2009 in which certain assets of DNP were assigned to BioAmber Inc. in exchange for shares of BioAmber. These assets included DNP’s share in Bioamber S.A.S., a joint venture with Agro-industrie Recherches et Développements, S.A., or ARD, the purpose of which was to research bio-succinic acid and processes to produce bio-succinic acid. In 2010, we acquired 100% of our joint venture with ARD and changed our name to BioAmber Inc. In 2010, we also acquired 75% of Sinoven BioPolymers, Inc., or Sinoven, our wholly-owned subsidiary with proprietary technology for modifying PBS, and acquired the remaining 25% interest in 2011. In 2011, we created a wholly-owned Luxembourg entity, BioAmber International, S.à.r.l, to hold certain intellectual property assets and Bluewater BioChemicals Inc., or Bluewater, a joint venture with Mitsui through which we will fund our manufacturing facility in Sarnia, Ontario. We retain 70% ownership of the Bluewater joint venture. The following charts show our corporate structure after the asset spin-off transaction and our current corporate structure:

Our principal executive offices are located at 3850 Annapolis Lane North, Suite 180, Plymouth, Minnesota, United States of America, 55447 and at 1250 Rene Levesque West, Suite 4110, Montreal, Quebec, Canada H3B 4W8. Our telephone number in the United States is (763) 253-4480 and our telephone number in Canada is (514) 844-8000. Our website address is www.bio-amber.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We intend to use the net proceeds from this offering to construct additional manufacturing facilities and for working capital and other general corporate purposes. See the section entitled “Use of Proceeds.”

Proposed exchange symbol	“BIOA”

Risk factors	You should read carefully the section entitled “Risk Factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 267,418 shares of our common stock outstanding as of June 30, 2011, and excludes:

•	44,050 shares of our common stock issuable upon exercise of outstanding stock options as of June 30, 2011 at a weighted average exercise price of $217.37 per share;

•	41,694 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2011 at a weighted average exercise price of $94.39 per share; and

•	13,800 shares of our common stock reserved as of June 30, 2011 for future issuance under our equity incentive plans.

Except as otherwise indicated, all information in this prospectus is as of June 30, 2011 and reflects or assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended bylaws, which will occur in connection with the consummation of the offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary consolidated financial data for the periods indicated. In 2010, we changed our fiscal year end from June 30 to December 31. The consolidated statements of operations data for the 258 days ended June 30, 2009, the twelve months ended June 30, 2010 and the six months ended December 31, 2010 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2011 are derived from our unaudited interim financial statements that are included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly our financial position as of June 30, 2011. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. The consolidated balance sheet data as of June 30, 2011 is derived from the unaudited consolidated balance sheet included elsewhere in this prospectus.

The following table also sets forth summary unaudited pro forma financial data. The pro forma financial data is presented for information purposes only and does not purport to present what our consolidated results of operations actually would have been had the Bioamber S.A.S. acquisition occurred on the date indicated or to project our results of operations for any future period. This pro forma financial data should be read together with BioAmber Inc. and Bioamber S.A.S. consolidated financial statements and accompanying notes and the sections entitled, “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

Historical results are not necessarily indicative of the results for future periods. You should read this summary consolidated financial data in conjunction with the sections entitled “—Our Corporate Information,” “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Consolidated statement of operations data:

						Pro forma(1)
	258 days ended June 30, 2009	Twelve months ended June 30, 2010	Six months ended December 31, 2010	Six months ended June 30, 2010	Six months ended June 30, 2011	Year ended June 30, 2010	Six months ended December 31, 2010
				(unaudited)		(unaudited)
	(in thousands except share and per share data)
Licensing revenue from related parties(2)(3)	$260	$966	$75	$951	$-	$-	$-

Operating expenses:
General and administrative	652	1,543	1,590	825	2,562	1,656	1,652
Research and development, net(4)	405	1,458	4,841	1,426	6,602	8,863	7,653
Business development	-	59	103	59	16	59	103
Depreciation of property and equipment and amortization of intangible assets	390	484	264	251	260	484	264
Foreign exchange (gain) loss	9	121	(26)	126	(5)	121	(26)

Operating expenses	1,456	3,665	6,772	2,687	9,435	11,183	9,646

Operating loss	1,196	2,699	6,697	1,736	9,435	11,183	9,646
Amortization of deferred financing costs	14	157	2	-	12	157	2
Financial charges(5)	656	962	155	-	1,359	1,070	228
Interest revenue from related parties	-	(89)	(73)	(89)	-	-	-
Income taxes	(900)	-	-	-	-	-	-
Equity participation in losses of Bioamber S.A.S.(6)	885	4,340	1,548	2,786	-	-	-
Gain on re-measurement of Bioamber S.A.S.(6)	-	-	(6,216)	-	-	-	-

Net loss	$1,851	$8,069	$2,113	$4,433	$10,806	$12,410	$9,876

Net loss attributable to:
BioAmber Inc. stockholders	$1,851	$7,992	$2,011	$4,356	$10,700	$12,333	$9,774
Non-controlling interest	-	77	102	77	106	77	102

	$1,851	$8,069	$2,113	$4,433	$10,806	$12,410	$9,876

Net loss per share attributable to BioAmber Inc. stockholders—basic(7)	158.74	96.26	15.65	40.50	59.92	107.55	79.64
Weighted average number of shares—basic	11,660	83,025	128,493	107,539	178,579	114,669	122,721

(1)	The pro forma statement of operations data reflect the combined results of operations of BioAmber Inc. and Bioamber S.A.S. for the year ended June 30, 2010 and the six months ended December 31, 2010 as if the consummation of the Bioamber S.A.S. acquisition had occurred on July 1, 2009.

(2)	To date, we have not recorded any revenue from the sale of our products in connection with our product and market development efforts. As a development stage company we have recorded all product sales to date as an offset to research and development expenses. We expect to begin recording revenue from commercial sales of bio-succinic acid beginning in the first quarter of 2012.

(3)	Consists of licensing fees charged to Bioamber S.A.S. prior to our acquisition of control of Bioamber S.A.S. effective October 1, 2010.

(4)	Research and development expenses include production costs and are net of (a) research and development tax credits and (b) revenue from the sale of products.

(5)	Financial charges consist primarily of accreted interest on convertible notes we issued in June 2009 and November 2010 and which were subsequently converted to shares of common stock. Financial charges also include the recording of the increases in fair value of contingent consideration in connection with the acquisition of Sinoven and held in escrow as of June 30, 2011. This escrow was modified on October 1, 2011 when we acquired the remaining 25% of Sinoven.

(6)	Until October 1, 2010, when we took control of Bioamber S.A.S., we recorded our share of Bioamber S.A.S.’s losses in excess of the investment’s book value. Upon completion of our acquisition of Bioamber S.A.S., the 50% held equity interest, net of long-term accounts receivable from Bioamber S.A.S., was re-measured to its estimated fair value resulting in a gain of $6,216,000 in the six months ended December 31, 2010. See note 4 to our consolidated financial statements included elsewhere in this prospectus.

(7)	We have incurred losses in each period since inception; accordingly, diluted loss per share is not presented.

Consolidated balance sheet data:

	As of June 30, 2011
	Actual	Adjusted(1)
	(unaudited)
	(in thousands)
Cash	$35,488	$
Working capital	$33,563	$
Total assets	$55,665	$
Stockholders’ equity	$50,495	$

(1)	The adjusted balance sheet data gives effect to the issuance and sale of the shares of our common stock in this offering (assuming an initial public offering price of $ per share which is the mid-point of the price range set forth on the cover page of this prospectus, and after underwriting discounts and commissions and our expected offering expenses) and the receipt of the net proceeds from this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our common stock could decline if one or more of these risks or uncertainties actually occurs, causing you to lose all or part of your investment. Certain statements below are forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Our Industry

We have a limited operating history, a history of losses, anticipate continuing to incur losses for a period of time, and may never achieve or sustain profitability.

We are a development stage company that has only been in existence since October 2008 and, therefore, we have a limited operating history upon which you can base your evaluation of our business, including our ability to generate revenue. As a result, any assessments of our current business and predictions you make about our future success or viability may not be as accurate as they could have been if we had a longer operating history. Since our inception, we have incurred substantial net losses, including net losses of $1.9 million from October 15, 2008 through June 30, 2009, $8.1 million for the year ended June 30, 2010, $6.5 million for the year ended December 31, 2010 and $10.8 million for the six months ended June 30, 2011. We expect these losses to continue. As of June 30, 2011, we had an accumulated deficit of $22.6 million. We expect to continue to incur substantial costs and expenses related to the continued development and expansion of our business, including those related to the development, continuation and operation of our additional manufacturing facilities, research, testing and development of new products and the growth of our sales and marketing efforts. We will need to generate and sustain increased revenues in future periods in order to become profitable. We cannot assure you that we will ever achieve or sustain profitability on a quarterly or annual basis.

The funding, construction and operation of our future facilities involve significant risks, which may prevent us from executing our expansion strategy.

We currently make use of one bio-succinic acid facility in France, have secured funding commitments to start constructing the initial phase of a second plant in Sarnia, Ontario in 2012 and have plans to build two additional facilities, one in Thailand and another in either the United States or Brazil. The facility in France was constructed by Agro-industrie Recherches et Développements, or ARD. We have limited experience constructing a manufacturing facility of the type and size required to produce commercial quantities of chemicals, and doing so is a complex and lengthy undertaking that requires sophisticated, multi-disciplinary planning and precise execution. The funding, construction and operation of manufacturing facilities are subject to a number of risks, any of which could prevent us from executing on our expansion strategy.

Construction costs associated with future facilities may materially exceed budgeted amounts, which could adversely affect our results of operations and financial condition. We expect to spend an average of approximately $200 million per plant on construction and start-up operating costs for facilities in Sarnia, Ontario and Thailand in order to bring them to their expected maximum operating capacity. We estimate the initial phase of the Sarnia, Ontario plant will cost approximately $74 million, and will be completed in 2013. However, we may suffer construction delays or cost overruns, which may be significant, as a result of a variety of factors, such as labor and material shortages, defects in materials and workmanship, adverse weather conditions, transportation constraints, construction change orders, site changes, labor issues and other unforeseen difficulties, any of which could delay or prevent the completion of our planned facilities. As a result, we may not be able to expand our production capacity and product portfolio as quickly as we planned. While our goal is to negotiate contracts with engineering, procurement and construction firms that minimize risk, any delays or cost overruns we encounter may result in the renegotiation of our construction contracts, which could increase our costs.

In addition, the construction of our facilities may be subject to the receipt of approvals and permits from various regulatory agencies. Such agencies may not approve the projects in a timely manner or may impose restrictions or conditions on a production facility that could potentially prevent construction from proceeding, lengthen its expected completion schedule and/or increase its anticipated cost. If construction costs, or the costs of operating and maintaining our new facilities, are higher than we anticipate, we may be unable to achieve our expected investment return, which could adversely affect our business and results of operations.

We may also encounter new design and engineering or operational challenges as we seek to expand the range of organisms and feedstocks we use. Any design and engineering or operational issues at our future facilities may result in diminished production capacity, increased costs of operations or periods in which our facilities are non-operational, all of which could harm our business, financial condition and results of operations. We intend to obtain and maintain insurance to protect against some of the risks relating to the construction of new projects. However, such insurance may not be available or adequate to cover lost revenues or increased costs if we experience construction problems, cost overruns or delays. If we are unable to address these risks in a satisfactory and timely manner, we may not be able to implement our expansion strategy as planned or at all. In addition, in the event that our products are defective or have manufacturing failures, we may have to write off and incur other charges and expenses for products that fail to meet internal or external specifications. We also may have to write off work-in-process materials and incur other charges and expenses associated with contamination and impurities should they occur.

We may not obtain the additional financing we need in order to grow our business, develop or enhance our products or respond to competitive pressures.

We will need to raise additional funds in the future in order to grow our business. Any required additional financing may not be available on terms acceptable to us, or at all. Our ability to secure financing and the cost of raising such capital are dependent on numerous factors, including general economic and capital markets conditions, credit availability from lenders, investor confidence and the existence of regulatory and tax incentives that are conducive to raising capital. Current turmoil and uncertainty in the financial markets has caused banks and financial institutions to decrease the amount of capital available for lending and has significantly increased the risk premium of such borrowings. In addition, such turmoil and uncertainty has significantly limited the ability of companies to raise funds through the sale of equity or debt securities. If we are unable to raise additional funds, obtain capital on acceptable terms, secure government grants or co-sponsorships for some of our projects or take advantage of federal and state incentive programs to secure favorable financing, we may have to delay, modify or abandon some or all of our expansion strategies.

The amount of any indebtedness that we may raise in the future may be substantial, and we may be required to secure such indebtedness with our assets and may have substantial interest expenses. If we default on any future secured indebtedness, our lenders may foreclose on the facilities securing such indebtedness. The incurrence of indebtedness could require us to meet financial and operating covenants, which could place limits on our operations and ability to raise additional capital, decrease our liquidity and increase the amount of cash flow required to service our debt. If we experience construction problems, cost overruns or delays that adversely affect our ability to generate revenues, we may not be able to fund principal or interest payments under any debt that we may incur.

Any effort to sell additional securities may not be successful or may not raise sufficient capital to finance additional facilities. The issuance of additional equity securities could result in dilution to our existing stockholders, including investors in this offering, and the newly-issued securities may have rights senior to those of the holders of our common stock. If additional financing is not available when required or is not available on acceptable terms, we may need to delay, modify or abandon our expansion strategy and we may be unable to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on our offerings, revenue, results of operations and financial condition.

We have generated only limited sales of bio-succinic acid to date and we face significant challenges to developing our business.

To date, we have only sold samples of our bio-succinic acid incidental to our research and development efforts and have not made sales of any other products. In order to generate revenue from our bio-succinic acid and our future products, we must be able to reduce our production costs and produce sufficient quantities of our products, both of which are dependent on our ability to expand our manufacturing operations. If we are not successful in constructing and operating planned manufacturing facilities or otherwise increasing our manufacturing capacity, developing products that meet our customers’ specifications and further advancing our existing commercial arrangements with strategic partners, we will be unable to generate meaningful revenue from the sale of our products.

Our prior success in developing bio-succinic acid may not be indicative of our ability to leverage our bio-succinic acid technology to develop and commercialize derivatives of bio-succinic acid and other bio-based building block chemicals.

The success we have had in manufacturing bio-succinic acid using our four carbon, or C4, platform to date may not be indicative of our future ability to develop and commercialize derivatives of bio-succinic acid, including bio-BDO and mPBS, and bio-based six carbon, or C6, building block chemicals, including adipic acid, caprolactam and hexamethylenediamine, or HMDA. Although we expect to be able to leverage our bio-succinic acid technology for use in higher value-added products, we have never produced derivatives of bio-succinic acid or bio-based C6 building block chemicals at commercial scale employing our processes. We may find that the new chemicals that we produce using our processes are more complex than we anticipated or require processes that we are unfamiliar with or which require larger scale development facilities than expected. The development of new products has required, and will require, that we expend significant financial and management resources. We have incurred, and expect to continue to incur, significant research and development expenses. If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenues and/or margins could decline and we could experience operating losses. Although our management team has significant experience with industrial biotechnology, purification processes and chemical catalysis, the skills and knowledge gained in these fields and in the large-scale production of bio-succinic acid does not guarantee that we will be successful in our efforts to cost-effectively produce and commercialize bio-succinic acid derivatives or bio-based C6 building block chemicals at commercial scale.

In addition, each of the chemicals that we plan to manufacture are used in multiple and diverse end-markets and applications, with unique requirements, pricing pressures and competitors. As a result, we may not be able to sufficiently serve each end-market adequately. In order to effectively compete in the chemicals industry, we will need to, among other things, be able to adapt our development and production processes to meet the rapidly changing demands of the industry and our customers and ensure that the quality, performance attributes and cost of our bio-based products compare favorably to their petroleum-derived equivalents. In each end-market, there may also be barriers to entry due to third-party intellectual property rights or difficulties forming and maintaining strategic partnerships. In addition, the products currently derived from our processes and the feedstocks we use in the production of bio-succinic acid and our future products, may not be applicable to or compatible with demands in existing or future markets. We may not be able to identify new opportunities as they arise since future applications of any given product may not be readily determinable.

If we are not able to successfully develop, commercialize, produce and sell new products, we may be unable to expand our business. Consequently, we may not succeed in our strategy to expand our product platform as expected or at all. If our ability to expand our product platform is significantly delayed or if we are unable to leverage our bio-succinic acid platform as expected, our business and financial condition could be materially and adversely affected.

Demand for our bio-succinic acid, bio-BDO and other bio-succinic acid derivatives may take longer to develop or become more costly to produce than we anticipate, and technological innovations in our industry may allow our competitors to produce them at a lower cost, which may reduce demand for our products.

The development of sufficient customer demand for bio-succinic acid, bio-BDO and other bio-succinic derivatives will be affected by the cost competitiveness of our products, and the emergence of more competitive products. The market for bio-based chemicals will require most potential customers to switch from their existing petroleum-based chemical suppliers. In addition, there has been intense growth and interest in bio-based chemicals, and these industries are subject to rapid technological change and product innovation. Our products are based on our proprietary fermentation and purification process, but a number of companies are pursuing alternative processes and technologies and our success will depend on our ability to maintain a competitive position with respect to technological advances. It is possible that those advances could make bio-succinic acid, bio-BDO and other bio-succinic derivatives less efficient or obsolete, causing the renewable chemicals we produce to be of a lesser quality than competing bio-based chemicals or causing the yield of our products to be lower than that for competing technologies. These advances could also allow our competitors to produce bio-based chemicals at a lower cost than ours. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with such new technologies.

Technological breakthroughs in our industry or innovations in alternative sources of bio-based chemicals could reduce demand for our products. Our technologies and products may be rendered uneconomical by technological advances, more efficient and cost-effective biocatalysts or entirely different approaches developed by one or more of our competitors. If we are unable to adopt or incorporate technological advances or adapt our products to be competitive with new technologies, our costs could be significantly higher than those of our competitors, which could make our facilities and technology less competitive or uncompetitive.

We are dependent on our strategic partners, licensors, collaborators and other third parties for research and development, the funding, construction and operation of our manufacturing facilities and the commercialization of our products. The failure to manage these relationships could delay or prevent us from developing and commercializing our products.

We have built our business largely by forming technology partnerships and licensing and other relationships with market leaders in the industrial biotechnology and chemicals industries. For example, through an exclusive worldwide license from Cargill, we are developing a next-generation microorganism that we believe will further increase productivity and reduce costs in the production of our bio-succinic acid. In addition, we are developing a proprietary purification process that we believe will provide a key cost differentiator to our competitors by reducing the cost profile of our products and the capital intensity of our plants. We have also entered into license agreements with DuPont, entities funded by the DOE, Celexion and others. We expect that our ability to maintain and manage these collaborations will be significant factors in the success of our business.

Also, we expect that our ability to maintain and manage partnerships for the funding, construction and operation of our manufacturing facilities will be a significant factor in the success of our business. The facility in Pomacle, France is owned by ARD and is available to us for our exclusive use through a toll-manufacturing agreement with ARD. We have entered into a joint venture agreement with Mitsui for the financing and construction of an additional manufacturing facility in Sarnia, Ontario scheduled to begin construction in 2012 and we intend to work with Mitsui to build and operate two additional plants, one in Thailand and another to be located either in the United States or Brazil.

We are working with strategic partners and collaborators through whom we either own or license the technology needed to develop new specialty chemical products, such as: PBS and mPBS with Mitsubishi Chemical and PTT MCC; and esterification with Lanxess and Solvay. We will rely on these partners to commercialize our products and the success of these relationships will impact the market opportunity and demand for our products across our target end-markets.

Our partnering or collaboration opportunities could be harmed and our anticipated timelines could be delayed if:

•	we do not achieve our objectives under our arrangements in a timely manner, or at all;

•

our existing or potential industry partners become unable, unwilling or less willing to expend their resources on research and development or commercialization efforts with us due to general market conditions, their financial condition, feedstock pricing or other circumstances, many of which are beyond our control;

•	we disagree with a strategic partner or collaborator regarding strategic direction, economics of our relationship, intellectual property or other matters;

•	we are unable to successfully manage multiple simultaneous partnering arrangements;

•	our strategic partners and collaborators breach or terminate their agreements with us or fail to perform their agreed activities or make planned equity contributions;

•	our industry partners become competitors of ours or enter into agreements with our competitors;

•	applicable laws and regulations, domestic or foreign, impede our ability to enter into strategic arrangements;

•	we develop processes or enter into additional partnering arrangements that conflict with the business objectives of our other arrangements; or

•	consolidation in our target markets limits the number of potential industry partners.

If any of these events occur, or if we fail to maintain our agreements with our strategic partners and collaborators, we may not be able to commercialize our existing and future products, further develop our business or generate sufficient revenues to support our operations. Additionally, our business could be negatively impacted if any of our industry partners undergoes a change of control or assigns the rights or obligations under any of our agreements.

Our operations are dependent upon certain raw materials and utilities, principally sugars, carbon dioxide, hydrogen, steam and electricity, which make us vulnerable to supply availability and price fluctuations.

We are vulnerable to the supply availability and price fluctuations of certain raw materials and utilities, principally sugars, carbon dioxide, hydrogen, steam and electricity. In many cases, we do not have long-term supply agreements in place, which may result in supply problems in the future. For example, we have not yet finalized supply agreements for the required feedstock or carbon dioxide for our planned facility in Sarnia, Ontario. Our operations may also be adversely impacted by the failure of our suppliers to follow specific protocols and procedures or comply with applicable regulations, equipment malfunctions and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on third-party suppliers also subjects us to other risks that could harm our business, including that:

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	we may have difficulty locating and qualifying alternative suppliers for sole-source supplies;

•	we may have production delays related if products we source from alternative suppliers do not meet our standards;

•	we are not, and do not expect to become, a major customer of most of our suppliers and such suppliers may give other customers’ needs higher priority than ours; and

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

In the event one or more of our suppliers are unable to meet our supply demands, we may not be able to quickly replace them or find adequate supply from a different source. Any interruption or delay in the supply of sugars, carbon dioxide, hydrogen, steam or electricity, or our inability to obtain these raw materials and utilities from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demands of our customers and expand our operations, which would have a material adverse effect on our business, financial condition and results of operations.

The price of our bio-succinic acid is based in large part on the price of sugars, which can be derived from corn, wheat or other feedstocks. Fluctuations in the commodity prices of sugars or other inputs required in our production processes may reduce our profit margins, especially if we do not have long-term contracts for the sale of our output at fixed or predictable prices. The price and availability of sugars or other inputs may be influenced by factors outside of our control, including general economic, market and regulatory factors.

We are currently dependent on a single manufacturing facility owned by a third party.

Our bio-succinic acid is currently manufactured at a single manufacturing facility in Pomacle, France, which is owned by ARD and is made available for our exclusive use through a toll-manufacturing agreement. Due primarily to the high cost of certain inputs, our production costs at this plant are substantially higher than we expect to achieve in our future plants. We anticipate having access to this facility until our planned facility in Sarnia, Ontario is operational.

As a result of our current dependence on a single facility, our operations would be severely disrupted in the event of any material interruption at that facility. In addition, our dependence on ARD could also result in severe disruptions in our operations if ARD does not meet its contractual duties, provide quality services, meet expected deadlines or otherwise perform as expected under our toll-manufacturing agreement. Material interruptions may result from, among other things, operational difficulties, including equipment failures, contaminated fermentations, labor disputes, human error and cost overruns as well as disagreements with ARD. If operations at the Pomacle, France facility were significantly disrupted or if we were to incur additional costs associated with engineering or operational difficulties, it would have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in expanding our bio-succinic acid production capacity and may face unexpected challenges as we introduce new organisms and feedstocks into our production processes.

We are working to increase our conversion yields, feedstock flexibility, manufacturing efficiency and product range through our research and development efforts and strategic partnerships. Although our bio-succinic acid is being manufactured at the Pomacle, France facility at commercial fermentation scale, we cannot provide any assurance that we will achieve our target performance rates in the future. We have dealt with a number of start-up equipment and process design issues related to the initial engineering design and the appearance of trace impurities in the final product that were the result of operating at a large scale with a continuous purification process, including the recycling of certain materials. This facility has not yet been operated continuously at full capacity and, as a result, we may face additional challenges associated with running the facility 24 hours a day, seven days a week. To date, we have entered into agreements that contemplate, but do not obligate us to supply, 84,000 metric tons of bio-succinic acid, and we are actively seeking to enter into additional supply agreements. Without increasing our production capacity with future facilities, we will not be able to produce sufficient amounts of bio-succinic acid to deliver the full amounts contemplated by these agreements and execute on our growth strategy.

We have partnered with Mitsubishi Chemical and Cargill to develop organisms that will potentially have higher yields and less contamination risk than E. coli, which is the organism we are currently using in our manufacturing processes. We may not, however, succeed in adopting a new organism for use in our manufacturing process for a number of reasons, including our inability to adapt our purification process for such organisms, the failure of the organisms to produce products that meet the quality standards of our customers and a higher than expected production cost as a result of using these organisms. We expect to adopt one or more new organisms in the future. When we do, the transition may not be as seamless as we expect, and the organism or organisms may require different operating conditions or otherwise differ from our expectations.

We are also piloting a second generation purification process through our agreement with a strategic technology partner. We have tested this purification process at our partner’s facility in conjunction with our fermentation processes in France. However, engineering issues, additional costs or other unforeseen obstacles may arise and create delays when we implement the two processes together at a single manufacturing facility. In addition to the second generation purification process, we are also working to improve the purification process that we currently use in order to reduce capital expenditures and other purification-related costs, but we cannot assure you that these efforts will be successful.

In addition to our plans to introduce new organisms and purification and other technologies to our manufacturing processes, we also plan expand the range of feedstocks we use from the wheat-based sugar used in our facility in France to corn-based sugar in our Sarnia facility and sugar cane and tapioca-based sugars in Thailand. Although our processes are feedstock flexible, we may encounter unexpected difficulties as we expand the range of feedstock we use.

If we are unable to manage our growth and expand our operations successfully, our business, financial condition and results of operations may be harmed.

We have significantly expanded our business since our inception and have grown to 24 full-time employees and 40 full-time equivalents as of September 30, 2011. We currently conduct our business in several countries, including the United States, Canada and France, and we expect to continue to expand geographically in the future. In addition, certain key members of our management have recently joined our company. We expect our growth to continue and accelerate in connection with our expansion strategy and as we transition to operating as a public company. As our operations continue to expand, we will need to continue to manage multiple locations and additional relationships with various third parties. We may not be able to maintain or accelerate our current growth rate, manage our expanding operations effectively or achieve planned growth on a timely or profitable basis. Managing our anticipated growth and expanding our operations will require us to do, among other things, the following:

•	enhance our operational, financial and management controls and infrastructure, human resource policies, and reporting systems and procedures;

•	effectively scale our operations, including successfully constructing our planned manufacturing facilities;

•	diversify our product line to leverage our bio-succinic acid for use in multiple higher value-added products and other bio-succinic acid derivatives, and develop bio-based C6 building block chemicals;

•	successfully identify, recruit, train, maintain, motivate and integrate additional employees and continue to retain, motivate and manage our existing employees;

•	maintain partnerships with third parties for the development of our technology, funding and construction of our plants and the commercialization of our products; and

•	maintain and grow our intellectual property portfolio.

These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources, which will place a strain on our operational, financial and management infrastructure. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all. Our failure to effectively manage growth and expansion could have a material adverse effect on our business, financial condition and results of operations.

We have entered into certain non-binding letters of intent, memoranda of understanding and other arrangements with future customers and others, and cannot assure you that such arrangements will lead to definitive agreements, which could harm our commercial prospects.

We have entered into non-binding letters of intent, memoranda of understanding and other arrangements with future customers and others. For example, we have entered into a memorandum of understanding with Mitsubishi Chemical to jointly develop and improve bio-succinic acid production technologies. We have also entered into a joint development agreement with Lanxess for the research and development of certain types of plasticizers, which may result in a joint venture to commercialize succinate-based plasticizers. We cannot assure you that we will be able to negotiate final terms and enter into definitive agreements with any of our future customers or others in a timely manner, or at all, and there is no guarantee that the terms of any final, definitive, binding agreement will be favorable to us or reflect the terms currently contemplated under the letters of intent, memoranda of understanding and other arrangements we have. Delays in negotiating final, definitive, binding agreements could slow the development and commercialization of the products in our pipeline, which could prevent us from growing our business, result in wasted resources and cause us to consume capital significantly faster than we currently anticipate.

We cannot assure you that we will be able to meet the product specification requirements of our customers or that our products will be accepted by our target customers.

We are currently selling bio-succinic acid to customers today after having met their quality, purity, performance and cost requirements and intend to sell our product to other customers in the chemicals industry. We also intend to expand our market reach with the new products that we are developing as alternatives to the chemicals currently in use. Our potential customers include large specialty chemical companies that have well-developed manufacturing processes for the chemicals they use or pre-existing arrangements with suppliers for the chemical components they need. These potential customers frequently impose lengthy and complex product qualification procedures on their suppliers during which time they test and certify our products for use in their processes and, in some cases, determine whether products that contain the chemicals produced using our processes satisfy additional third-party specifications. Meeting these suitability standards could be a time-consuming and expensive process and we may invest substantial time and resources into such qualification efforts without ultimately securing approval by our customers. If we are unable to convince our potential customers that our products are equivalents of or comparable to the chemicals that they currently use or that using our products is otherwise beneficial to them, we will not be successful in expanding our market and our business will be adversely affected.

In addition, agreements for the sale and purchase of our products are customarily subject to the satisfaction of certain technical, commercial and production requirements. These agreements contain conditions that we and our counterparties agree on product specifications for our chemical products and that our products conform to those specifications. If we do not satisfy these contractual requirements, demand for our products and our reputation may be adversely affected.

A significant decline in the price of petroleum and petroleum-based succinic acid and other chemicals may reduce demand for our products.

The bio-succinic acid we produce is a renewable alternative to petroleum-based succinic acid. Based on our current financial modeling with respect to our planned facility in Sarnia, Ontario, if the price of oil falls below $35 per barrel for a sustained period of time, we may be unable to manufacture bio-succinic acid at that facility as a cost-competitive alternative to competing petroleum-based succinic acid products, which would adversely impact our operating results. The facility we operate in Pomacle, France has higher production costs due to higher raw material and utility costs and limited economies of scale due to labor and other fixed costs. World prices for oil have fluctuated widely in recent years. For example, during 2008, the market price per barrel of West Texas Intermediate crude oil ranged from a low of $30.81 to a high of $145.66 and was $94.26 as of November 4, 2011. We expect that prices will continue to fluctuate in the future. Declining oil prices, or the perception of a future decline in oil prices, may adversely affect the prices we can obtain from our potential customers or dissuade potential customers from entering into long-term agreements with us to buy our products.

Some of our competitors have significantly more experience and resources than we do and technology developed by our competitors could become more commercially successful than our technology, which could negatively impact our results of operations and market share.

Competition in the bio-based chemicals business from other chemicals companies is well established, with many substantial entities having well-financed multi-national operations. Our products will compete against those produced by both start-ups, including Genomatica, Inc. and Myriant Corporation, and established companies, including a collaborative venture between DSM and Roquette Frères S.A. and a collaborative venture between BASF SE and Purac. Competition in the bio-based chemicals business is expanding with the growth of the industry and the advent of many new technologies. In addition to competing with new technologies, we also compete against traditional petroleum-derived chemicals, many of which are produced by large companies that have greater financial and other resources than we do. Larger companies, due to their better capitalization, will be better-positioned to develop and commercialize new technologies, build new production facilities and to install existing or more advanced equipment, which could reduce our market share and harm our business. Our ability to compete successfully will depend on our ability to develop proprietary technologies that cost effectively produce renewable alternatives to petroleum-based chemicals. Some of our competitors are developing new technologies that may be more successful than our technology. These competitors may also have substantially greater production, financial, research and development, personnel and marketing resources than we do or may benefit from local government programs and incentives that are not available to us. As a result, our competitors may be able to compete more aggressively and sustain that competition over a longer period of time than we could. Our technologies and products may be rendered less competitive by technological advances or entirely different approaches developed by one or more of our competitors. As more companies develop new intellectual property in our markets, the possibility increases of a competitor acquiring patent or other rights that may limit our products or potential markets, which could lead to litigation. In addition, we may be subject to aggressive competitive tactics from our competitors, who may use their strong positions in the market and established relationships with existing suppliers and customers to take measures that negatively affect our ability to compete effectively in this industry. Our inability to maintain our competitiveness and grow our market share may, adversely affect our results of operations and financial position, and prevent us from achieving or maintaining profitability.

Failure to obtain regulatory approvals or permits could adversely affect our operations.

While our business currently has all necessary operating approvals material to our current operations, we must obtain and maintain numerous regulatory approvals and permits in order to build and operate additional facilities, including our planned facility in Sarnia, Ontario. We may not always be able to obtain modifications to existing regulatory approvals and we may not always be able to maintain all required regulatory approvals. Obtaining necessary approvals and permits could be a time-consuming and expensive process, and we may not be able to obtain them on a timely basis or at all. In the event that we fail to ultimately obtain all necessary permits, we may be forced to delay operations of the facility and the receipt of related revenues or abandon the project altogether and lose the benefit of any development costs already incurred, which would have an adverse effect on our results of operations. In addition, governmental regulatory requirements may substantially increase our construction costs, which could have a material adverse effect on our business, results of operations and financial condition. If there is a delay in obtaining any required regulatory approvals or if we fail to obtain and comply with any required regulatory approvals, the operation of our facilities or the sale of our bio-based chemicals could be delayed. For example, many countries require registration of chemicals before they can be distributed in the country, and a failure to register our chemicals would limit our ability to expedite sales into these markets. In addition, we may be required to make capital expenditures on an ongoing basis to comply with increasingly stringent federal, state, provincial and local environmental, health and safety laws, regulations and permits.

We face risks associated with our international business.

We currently operate one manufacturing facility located in Pomacle, France, and plan to build and operate additional manufacturing facilities in Sarnia, Ontario, in Thailand and in either the United States or Brazil. Our international business operations are subject to a variety of risks, including:

•	difficulties in staffing and managing foreign and geographically dispersed operations;

•	having to comply with various Canadian, U.S. and other laws, including export control laws and the U.S. Foreign Corrupt Practices Act;

•	changes in or uncertainties relating to foreign rule and regulations that may adversely affect our ability to sell our products, perform services or repatriate profits to the United States;

•

tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to move our products out of these countries or interfere with the import of essential materials into these countries;

•	fluctuations in foreign currency exchange rates;

•	imposition of limitations on production, sale or export of bio-based chemicals in foreign countries;

•	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

•	imposition of differing labor laws and standards;

•	economic, political or social instability in foreign countries;

•	an inability, or reduced ability, to protect our intellectual property, including any effect of compulsory licensing imposed by government action; and

•	the availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

We expect that we will begin expanding into other target markets, however there can be no assurance that our expansion plans will be realized, or if realized, be successful. We expect each market to have particular regulatory, feedstock sourcing and funding hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could have a material adverse effect on us. If we expend significant time and resources on expansion plans that fail or are delayed, our business, reputation and financial condition may be materially and adversely affected.

Natural or man-made disasters, political, social or economic instability, or occurrence of a catastrophic or disruptive event in any of the areas where our existing or planned manufacturing facilities are located may adversely affect our business and results of operations.

We currently operate a manufacturing facility in Pomacle, France and plan to build and operate additional manufacturing facilities in Sarnia, Ontario, Thailand and either in the United States or in Brazil. Our facilities may be harmed by natural or man-made disasters, including, without limitation, earthquakes, floods, tornadoes, fires, tsunamis and nuclear disasters. Our facilities and the manufacturing equipment we use would be very costly to replace and could require substantial lead time to repair or replace. In addition, telecommunications failures or other systems interruptions, such as computer viruses or other cyber-attacks, at any of the locations in which we do business could significantly disrupt our operations, laboratory processes and delay shipments to our customers. Even in the absence of direct damage to our operations, large disasters, terrorist attacks, systems failures or other events could have a significant impact on our partners’ and customers’ businesses, which in turn could result in a negative impact on our results of operations. Extensive or multiple disruptions in our operations, or our partners’ or customers’ businesses, due to natural disasters or other unanticipated catastrophes could have a material adverse effect on our results of operations.

In the event any of our facilities are affected by a disaster, we may:

•	be unable to meet the deadlines of our customers;

•	experience disruptions in our ability to manufacture and ship our products and otherwise operate our business, which could negatively impact our business;

•	need to expend significant capital and other resources to address any damage caused by the disaster; and

•	lose customers and we may be unable to regain those customers thereafter.

Our precautions to safeguard our facilities, including insurance and health and safety protocols, may not be adequate to cover our losses in any particular case. Although we possess insurance for damage to our property and the disruption of our business from casualties, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. Moreover, our facilities may experience unscheduled downtime or may not otherwise operate as planned or expected, which could have adverse consequences on our business and results of operations.

We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

We use biological materials and genetically-modified organisms, or GMOs, in our facilities and are subject to a variety of federal, state, and local laws and regulations governing the use, generation, manufacture and disposal of these materials. For example, the Toxic Substances Control Act, or TSCA, and analogous state laws and regulations impose requirements on the production, importation, use and disposal of chemicals and GMOs in the United States. In Canada, similar regulatory programs exist under the Canadian Environmental Protection Act. In particular, a regulatory program similar to TSCA requires that Environment Canada be notified before manufacturing any chemical not included on the Domestic Substances List, or DSL. At least one of our future products is not currently included on the DSL and we are working with Environment Canada to secure approval for its manufacture, which could potentially result in delays or significant costs. In the European Union, a chemical regulatory program exists known as REACH (Registration, Evaluation, Authorization, and Restriction of Chemical Substances). Under REACH, we are required to register our products with the European Commission. The registration process requires the submission of information to demonstrate the safety of chemicals as used and could result in significant costs or delay the manufacture or sale of our products in the European Union.

We have currently obtained requisite regulatory approvals for use of E. coli in the facility we operate in Pomacle, France as well as in our research and development operations in the United States and Canada. In addition, Cargill, our strategic partner, has obtained regulatory approval to use their next generation yeast in the United States. Although we have implemented safety procedures for the disposal of these materials and waste products to comply with these laws and regulations, we cannot be sure that our safety measures are compliant or capable of eliminating the risk of accidental injury or contamination from the use, generation, manufacture, or disposal of hazardous materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. There can be no assurance that violations of environmental, health and safety laws will not occur as a result of human error, accident, equipment failure or other causes.

Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present or future laws could result in the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations, and our liability may exceed our total assets. We expect to encounter similar laws and regulations in most if not all of the countries in which we may seek to establish production capabilities, and the scope and nature of these regulations will likely be different from country to country. Environmental laws could become more stringent over time, requiring us to change our operations, or imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. Similarly, our business may be harmed if initiatives to reduce emissions of greenhouse gases, which tend to improve the competitiveness of our products relative to petrochemicals, do not become legally enforceable requirements, or if existing legally enforceable requirements relating to greenhouse gases are amended or repealed in the future. The costs of complying with environmental, health and safety laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future could have a material adverse effect on our financial condition or operating results.

We use hazardous materials in our business and any claims relating to improper handling, storage or disposal of these materials or noncompliance with applicable laws and regulations could adversely affect our business and results of operations.

We use chemicals and biological materials in our business and are subject to a variety of federal, regional/state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials. Although we have implemented safety procedures for handling and disposing of these materials and waste products, we cannot be sure that our safety measures are compliant with legal requirements or adequate to eliminate the risk of accidental injury or contamination. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. There can be no assurance that we will not violate environmental, health and safety laws as a result of human error, accident, equipment failure or other causes. Compliance with applicable environmental laws and regulations is expensive and time consuming, and the failure to comply with past, present, or future laws could result in the imposition of fines, third-party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations. Our liability in such an event may exceed our total assets. Liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. Accordingly, violations of present and future environmental laws could restrict our ability to expand facilities, or pursue certain technologies, and could require us to acquire equipment or incur potentially significant costs to comply with environmental regulations.

Loss of key personnel or our inability to attract and retain additional key personnel could harm our research and development efforts, delay launch of new products and impair our ability to meet our business objectives.

Our business involves complex operations spanning a variety of disciplines and demanding a management team and employee workforce that is knowledgeable in the many areas necessary for our operations. While we have been successful in attracting any of our experienced, skilled professionals to our company, the loss of any key member of our management team or key research and development or operational employees, or the failure to attract and retain additional such employees, could slow our development and commercialization of our products for our target markets and executing our business plans. We may not be able to attract or retain qualified employees due to the intense competition for qualified personnel among biotechnology and other technology-based businesses and the scarcity of personnel with the qualifications or experience necessary for our business. Hiring, training and successfully integrating qualified personnel into our operation is a lengthy and expensive process. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills and understanding of our technology and anticipated products. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that will adversely affect our ability to support our internal research and development programs or satisfy customer demands for our products. In particular, our product development and research and development programs are dependent on our ability to attract and retain highly skilled scientific, technical and operational personnel. Competition for such personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms, or at all. All of our employees are at-will employees, which means that either the employee or we may terminate their employment at any time.

In the ordinary course of business, we may become subject to lawsuits or indemnity claims, including those related to product liability, which could materially and adversely affect our business and results of operations.

From time to time, we may, in the ordinary course of business, be named as a defendant in lawsuits, claims and other legal proceedings. These actions may seek, among other things, compensation for alleged personal injury, worker’s compensation, employment discrimination, breach of contract, infringement of the intellectual property rights of others, property damages or civil penalties and other losses of injunctive or declaratory relief. In the event that such actions or indemnities are ultimately resolved unfavorably at amounts exceeding our accrued liability, or at material amounts, the outcome could materially and adversely affect our reputation, business and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position.

In addition, the development, production and sale of our products involve an inherent risk of product liability claims and the associated adverse publicity. Our products may contain undetected defects or impurities that are not discovered until after the products have been used by customers and incorporated into products for end-users. This could result in claims from our customers or others, which could damage our business and reputation and entail significant costs to correct. We may also be sued for defects resulting from errors of our commercial partners or unrelated third parties, but any product liability claim brought against us, regardless of its merit, could result in material expense, divert management’s attention and harm our business and reputation. Insurance coverage is expensive, may be difficult to obtain or not available on acceptable terms and may not adequately cover potential claims or losses. If claims or losses exceed our liability insurance coverage, we may go out of business. In addition, insurance coverage may become more expensive, which would harm our results of operations.

Adverse conditions in the global economy and disruption of financial markets may prevent the successful development and commercialization of our products, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

As a global company, we are subject to the risks arising from adverse changes in global economic and market conditions. The worldwide economy has been experiencing significant economic turbulence, and global credit and capital markets have experienced substantial volatility and disruption. These adverse conditions and general concerns about the fundamental soundness of domestic and international economies could limit our partners’ or potential partners’ ability or willingness to invest in new technologies or capital. Moreover, these economic and market conditions could negatively impact our current and prospective customers’ ability or desire to purchase and pay for our products, or negatively impact our feedstock prices and other operating costs or the prices for our products. Changes in governmental banking, monetary and fiscal policies to address liquidity and increase credit availability may not be effective. Significant government investment and allocation of resources to assist the economic recovery of various sectors which do not include the bio-based chemical industry may reduce the resources available for government grants and related funding that could assist our expansion plans or otherwise benefit us. Any one of these events, and continuation or further deterioration of these financial and macroeconomic conditions, could prevent the successful and timely development and commercialization of our products, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

If we engage in any acquisitions, we will incur a variety of costs and face numerous potential risks that could adversely affect our business and operations.

If appropriate opportunities become available, we may acquire additional businesses, assets, technologies, or products to enhance our business in the future. In connection with any future acquisitions, we could:

•	issue additional equity securities which would dilute our current stockholders;

•	incur substantial debt to fund the acquisitions; or

•	assume significant liabilities.

Acquisitions involve numerous risks, including problems integrating the purchased operations, technologies or products, unanticipated costs and other liabilities, diversion of management’s attention from our core businesses, adverse effects on existing business relationships with current and/or prospective collaborators, customers and/or suppliers, risks associated with entering markets in which we have no or limited prior experience and potential loss of key employees. We do not have extensive experience in managing the integration process and we may not be able to successfully integrate any businesses, assets, products, technologies or personnel that we might acquire in the future without a significant expenditure of operating, financial and management resources, if at all. The integration process could divert management time from focusing on operating our business, result in a decline in employee morale and cause retention issues to arise from changes in compensation, reporting relationships, future prospects or the direction of the business. Acquisitions may also require us to record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges, incur amortization expenses related to certain intangible assets, and incur large and immediate write offs and restructuring and other related expenses, all of which could harm our operating results and financial condition. In addition, we may acquire companies that have insufficient internal financial controls, which could impair our ability to integrate the acquired company and adversely impact our financial reporting. If we fail in our integration efforts with respect to any of our acquisitions and are unable to efficiently operate as a combined organization, our business and financial condition may be adversely affected.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of June 30, 2011, we had approximately $35.7 million of federal tax net operating loss carryforwards, or NOLs. In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (as defined in Section 382 of the Code) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We have not performed a detailed analysis to determine whether an ownership change has occurred after each of our previous issuances of common stock and warrants. In addition, if we undergo an ownership change in connection with or after this public offering, our ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change. Furthermore, we operate both in the United States and in certain jurisdictions outside the United States. Our non-U.S. operations may in the future generate taxable income that is subject to income or other taxes in the jurisdictions in which those operations are conducted. Each jurisdiction in which we operate may have its own limitations on our ability to utilize NOL or tax credit carryovers generated in that jurisdiction. Also, we generally cannot utilize NOLs or tax credits generated in one jurisdiction to reduce our liability for taxes in any other jurisdiction. Accordingly, we may be subject to tax liabilities in certain jurisdictions in which we operate notwithstanding the existence of NOLs or tax credits in other jurisdictions.

Ethical, legal and social concerns about genetically engineered products and processes, and similar concerns about feedstocks grown on land that could be used for food production, could limit or prevent the use of our products, processes and technologies and limit our revenues.

Some of our processes involve the use of genetically modified organisms, or GMOs, such as AFP 184, the bacteria we licensed from entities funded by the DOE, and further modified. The use of GMOs is subject to laws and regulations in many countries, some of which are new and some of which are still evolving. In the United States, the Environmental Protection Agency regulates the commercial use of GMOs as well as potential products from the GMOs. Public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and GMOs could influence public acceptance of our technology and products.

While our bacteria licensed from entities funded by DOE has been approved for commercial use in France, the United States and Canada, and has been given the lowest classification in terms of risk, our ability to commercialize this bacteria in other countries and to develop and commercialize new organisms such as the Mitsubishi Chemical bacteria or the yeast licensed from Cargill could be limited by the following factors:

•

public attitudes about the safety and environmental hazards of, and ethical concerns over, genetically engineered products and processes, which could influence public acceptance of our technologies, products and processes;

•

public attitudes regarding, and potential changes to laws governing ownership of genetic material, which could harm our intellectual property rights with respect to our genetic material and discourage others from supporting, developing or commercializing our products, processes and technologies;

•

public attitudes and ethical concerns surrounding production of feedstocks on land which could be used to grow food, which could influence public acceptance of our technologies, products and processes;

•	governmental reaction to negative publicity concerning genetically engineered organisms, which could result in greater government regulation of genetic research and derivative products; and

•	governmental reaction to negative publicity concerning feedstocks produced on land which could be used to grow food, which could result in greater government regulation of feedstock sources.

Any of the risks discussed below could result in increased expenses, delays or other impediments to our programs or the public acceptance and commercialization of products and processes dependent on our technologies or inventions. In addition, the subjects of genetically engineered organisms and food versus fuel have received negative publicity, which has aroused public debate. This adverse publicity could lead to greater regulation and trade restrictions on imports of genetically engineered products or feedstocks grown on land suitable for food production.

Risks Related to Our Intellectual Property

Our inability to adequately protect, or any loss of our intellectual property rights, could materially adversely affect our business, financial condition and results of operations.

Our success will depend, in part, upon our ability to maintain patents and other intellectual property rights to protect our products from competition. We rely principally on a combination of patent, copyright, trademark and trade secret laws, confidentiality agreements, and physical security measures to establish and protect the intellectual property rights relevant to our business. We own or have rights in issued patents and pending patent applications in the U.S. and in certain other jurisdictions. These patents and patent applications cover various aspects of our technologies, including the microorganism (biocatalyst) we use in our fermentation processes, methods of producing our products, and the use of our products in specific applications. In addition, we generally enter into confidentiality and invention assignment agreements with our employees, consultants, contractors, collaboration partners and scientific and other business advisers. These measures, which seek to protect our intellectual property from infringement, misappropriation or other violation, may not be effective for various reasons, including the following:

•	we may fail to apply for patents on important technologies or processes in a timely fashion, or at all, or abandon applications when we determine that a product or method is no longer of interest;

•

we cannot predict which of our pending patent applications, if any, will result in issued patents for various reasons, including the existence of prior art that we had not been aware of, conflicting patents by others, or defects in our applications;

•

we do not know whether the examination of any of our patent applications by the United States Patent and Trademark Office, or USPTO, or any similar foreign patent offices will require us to narrow or even cancel any of the claims in our pending patent applications, or to abandon a patent application altogether;

•

even if our patents are granted, they may be challenged by third parties through reexamination or interference proceedings in the U.S., or opposition or cancellation proceedings in Europe, or via similar proceedings in other jurisdictions, which could result in the cancellation of certain of our patent claims or the loss of the challenged patent entirely;

•

we may not be able to protect some of our technologies, and even if we receive patent or similar protection, the scope of our intellectual property rights may offer insufficient protection against lawful competition or unauthorized use;

•

our products and processes may rely on the technology of others and, therefore, may require us to obtain intellectual property licenses, if available, from third parties in order for us to manufacture or commercialize our products or practice our processes;

•

the patents we have been granted or may be granted may not include claims covering our products and processes, may lapse or expire, be challenged, invalidated, circumvented or be deemed unenforceable, or we may abandon them;

•	our confidentiality agreements may not effectively prevent disclosure or use of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure or use;

•	the costs associated with enforcing patents, confidentiality and invention assignment agreements or other intellectual property rights may make aggressive enforcement prohibitive;

•	we may not be aware of infringement or misappropriation of our intellectual property rights, or we may elect not to seek to prevent them;

•	our efforts to safeguard our trade secrets may be insufficient to prohibit the disclosure of our confidential information;

•	even if we enforce our rights aggressively, injunctions, fines and other penalties may be insufficient to deter violations of our intellectual property rights;

•

if we seek to enforce our rights, we may be subject to claims that our intellectual property rights are invalid, anti-competitive, otherwise unenforceable, or are already licensed to the party against whom we are asserting the claim; and

•

other persons may independently develop proprietary technology, information and processes that are functionally equivalent or superior to our proprietary intellectual property and processes but do not infringe or conflict with our patented or unpatented proprietary rights, or may use their own proprietary intellectual property rights to block us from taking full advantage of the market.

Our patent rights may not protect us against competition.

An important part of our business strategy is to obtain patent protection in the U.S. and in other countries from patent applications that we own or in-license from others that cover certain technologies used in, or relating to, our products and processes.

Interpreting the scope and validity of patents and success in prosecuting patent applications involves complex legal and factual questions, and the issuance, scope, validity, and enforceability of a patent cannot be predicted with any certainty. Patents issued or licensed to us may be challenged, invalidated or circumvented. Moreover, third parties could practice our inventions in secret and/or in territories where we do not have patent protection. Such third parties may then try to sell or import resulting products in and into the United States or other territories. We may be unable to prove that such products were made using our inventions or infringed our intellectual property rights. Additional uncertainty may result from recent changes in the U.S. patent laws under the America Invents Act, which was signed into law on September 16, 2011 and from legal precedent handed down by the U.S. Court of Appeals for the Federal Circuit, the U.S. Supreme Court and the courts of other countries, as they determine legal issues relating to the scope, validity and construction of patent claims. Because patent applications in the U.S. and in many foreign jurisdictions typically are not published until 18 months after filing, if at all, and because the publication of discoveries in the scientific literature often lags behind the actual discoveries, there is additional uncertainty as to the priority dates of our inventions compared to inventions by others, and uncertainty as to the patentability of the claims in our pending patent applications and the validity and enforceability of claims in our issued patents. Accordingly, we cannot be certain that any of our or our licensors’ patent applications will result in issued patents, or if issued, the validity and/or enforceability of the issued patents. Although the patent applications we have in-licensed claim an earlier priority date, we cannot guarantee that our licensors’ patent applications will be granted, that the competing patent application will not be granted with claims that cover our proposed organism or processes, or that the competing patent applications will not be the subject of an interference proceeding.

Moreover, we cannot be sure that any of our or our licensors’ patent rights will be broad enough in scope to provide commercial advantage and prevent circumvention. Furthermore, patents are enforceable only for a limited term, and some of the U.S. patents that we have in-licensed exclusively relating to our biocatalyst will start to expire in 2015.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, or lawsuits asserted by a third party, which could be expensive, time consuming and unsuccessful.

The success of our business is highly dependent on protecting our intellectual property rights. Unauthorized parties may attempt to copy or otherwise obtain and use our products and/or technology. Policing the unauthorized use of our intellectual property rights is difficult, expensive, time-consuming and unpredictable, as is enforcing these rights against unauthorized use by others. Identifying unauthorized use of our intellectual property rights is difficult because we may be unable to monitor the processes and/or materials being employed by other parties. In addition, in an infringement proceeding, a patent of ours or our licensors may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Third parties my challenge our or our licensors’ patents via reexamination proceedings in the United States, opposition or cancellation proceedings in Europe, or similar proceedings in other jurisdictions. The outcome of these proceedings can be unpredictable and may result in the claims being substantially narrowed or cancelled altogether. As a result of the changes in U.S. patent law under the America Invents Act, third parties will, in the near future, be able to challenge our licensors’ patents with an effective filing date after March 16, 2013 by certain new procedures, including post-grant review and inter-partes review, which could result in the claims of the challenged patents being narrowed or even cancelled. Furthermore, in the U.S., patents currently are awarded to the first person to make an invention rather than to the first person to file a patent application. Although the U.S. is transitioning to a first to file system under the America Invents Act, interference proceedings will still be conducted by the U.S. PTO for the foreseeable future to determine which party was the first to create an invention. As result, interference proceedings provoked by third parties or brought by the U.S. PTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our collaborators or licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights from the prevailing party. As a result, our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may take several years to resolve, result in substantial costs, and distract our management and other employees, and otherwise interfere with the running of our business. We may be unable to prevent, alone or with our licensors, infringement or misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the U.S. Furthermore, because of the amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

We may be unable to enforce our intellectual property rights throughout the world, which could negatively affect our rights, competitive position and business.

We may in the future decide to build, or partner with others in building, manufacturing facilities using our technologies in countries other than the U.S. such as Thailand. We may not have sufficient patent or other intellectual property rights in those countries to prevent a competitor from using our or competing technologies. Furthermore, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Many companies have encountered problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection. This could make it difficult for us or our licensors to prevent or stop any infringement of our or our licensors’ patents or misappropriation of the subject matter of our other proprietary or intellectual property rights. Proceedings to enforce our and our licensors’ patents and other proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to enforce our intellectual property rights in such countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.

We may be unable to operate our business without infringing the intellectual property rights of others, which could subject us to costly litigation or prevent us from offering certain products which could have a material adverse effect on our business.

Although we are currently unaware of any claims or threatened claims, our ability to manufacture and commercialize our proposed technologies, processes and products depends upon our and our licensors’ ability to develop, manufacture, market, license and/or sell such technologies, processes and products without violating the proprietary rights of third parties. Numerous U.S. and foreign patents and pending patent applications owned by third parties exist in fields that relate to our proposed technologies, processes and products and our underlying methodologies and discoveries. In addition, many companies actively police and enforce their intellectual property rights, including their patent rights, to gain a competitive advantage. Third parties may allege that our existing or proposed technologies, processes and products or our methods infringe their intellectual property rights. It is possible that the number and frequency of law suits alleging infringement of intellectual property rights may increase as the number of products and competitors in our market increases. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a greater risk of being the subject of intellectual property infringement claims. We cannot be certain that the conduct of our business does not and will not infringe intellectual property or other proprietary rights of others. If the making, using, selling, offering for sale or importing of our proposed products or practice of our proprietary technologies or processes are found to infringe third party intellectual property rights, including patent rights, we could be prohibited from manufacturing and commercializing the infringing technology, process or product unless we obtain a license under the applicable third party patent and pay royalties or are able to design around such patent.

We may be unable to obtain a license on terms acceptable to us, if at all, and we may be unable to redesign our products, biocatalysts or processes to avoid infringement. Even if we are able to redesign our products, biocatalysts or processes to avoid an infringement claim, our efforts to design around the patent could require significant effort and expense and ultimately may lead to an inferior or more costly product and/or process. Any claim of infringement by a third party, even one without merit, could cause us to incur substantial costs defending against the claim, could distract our management and employees, and generally interfere with our business. Furthermore, if any such claim is successful, a court could order us to pay substantial damages, including compensatory damages for any infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently prohibit us, our licensees and our customers from making, using, selling, offering to sell or importing one or more of our products or practicing our proprietary technologies or processes, or could enter an order requiring us to undertake certain remedial activities. Any of these events could seriously harm our business, operating results and financial condition.

We also rely in part on trade secret laws, confidentiality agreements, and security procedures, which can be difficult to protect and enforce, and which may not adequately prevent disclosures of trade secrets and other proprietary information; our failure to obtain or maintain such protections could adversely affect our competitive position.

We rely in part on trade secret laws and contractual agreements to protect some of our confidential and proprietary information, technology and processes, particularly where we do not believe patent protection is appropriate or obtainable. We have taken various measures to protect our trade secrets and other confidential or proprietary information, including requiring new employees and consultants to execute confidentiality agreements upon the commencement of employment or consulting engagement with us. However, trade secrets are difficult to maintain and protect and our security procedures may be insufficient to prevent disclosure of our trade secrets. In addition, discussions with our business partners, including our licensors, may require us to share confidential and proprietary information with them and other third parties. Our business partners’ employees, consultants, contractors or scientific and other business advisers may unintentionally or willfully breach their confidentiality and/or non-use obligations, including by disclosing our confidential or proprietary information to our competitors. Such agreements may be deemed unenforceable, fail to provide adequate remedies, or become subject to disputes that may not be resolved in our favor. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. Our failure to obtain or maintain trade secret protection could adversely affect our competitive business position. Furthermore, trade secret laws do not prevent our competitors from independently developing equivalent knowledge, methods and know-how that could be used to compete with us and our products.

We may lose our competitive advantage if our competitors develop similar, analogous or alternative organisms that produce biosuccinic acid or other competing chemical products.

We currently use proprietary microorganisms (biocatalysts) in our production of bio-succinic acid and other cellular metabolites such as C6 compounds. If our organisms are stolen, or misappropriated, they could be used by third parties for their own commercial gain, even though they may be in breach of our intellectual property rights. Furthermore, third parties may use similar or analogous organisms in jurisdictions where we or our licensors do not have patent protection. Third parties may also independently develop similar, analogous or alternative organisms that can also produce bio-succinic acid or other metabolites without infringing our intellectual property rights. If any of these were to occur, it could be difficult for us to discover, challenge or prevent the third party from using their organisms and competing with us in the production of bio-succinic acid or other metabolites.

Our rights to key intellectual property are in-licensed from third parties, and the limitation or termination of these and related agreements would be highly detrimental to us and our business.

We are a party to certain license agreements that provide us with the right to practice key technology used in our business. For example, we have entered into license agreements with UT-Battelle and UChicago Argonne for the organism we use to produce bio-succinic acid, Cargill for a yeast that is being developed to produce succinic acid, DuPont for catalysts and methods for converting succinic acid into BDO, and Celexion for a procedure to make C6 compounds, such as adipic acid. All of these license agreements impose various obligations on us, including royalty payments and, in certain instances, milestone payments. If we fail to comply with these or other obligations, certain agreements provide that the licensors may have the right to terminate the license or convert the exclusive license to a nonexclusive license, in which case our competitors may gain access to these important licensed technologies, and we may be unable to develop or market products, technologies or processes covered by the licensed intellectual property. Often our licensors have the right to control the filing, prosecution, maintenance and defense of the licensed intellectual property and, if a third party infringes any of the licensed intellectual property, some of our licensors may control the resulting a legal or other proceeding against that third party to stop or prevent such infringement. As a result, our licensors may take actions or make decisions relating to these matters that could harm our business or impact our rights.

Certain key inventions in-licensed by us were made with funding received from U.S. government agencies, which could negatively impact our rights.

Some of the research undertaken on bacteria we have in-licensed from entities funded by the DOE was funded by grants from certain U.S. government agencies. As a result of U.S. government funding, the government obtained certain rights in any resulting patents and technical data, generally including, at a minimum, a nonexclusive license authorizing the government to practice or have practiced the invention or technical data for or on behalf of the U.S. government. In the United States, government funding must be disclosed in any resulting patent applications, and our rights in such inventions are and will be subject to government license rights, periodic progress reporting, foreign manufacturing restrictions and march-in rights. March-in rights refer to the right of the U.S. government, under certain limited circumstances, to require us to grant a license to technology developed under a government grant to a responsible applicant, or, if we refuse, to grant such a license itself. March-in rights can be triggered if the government determines that we have failed to work sufficiently towards achieving practical application of a technology or if action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. If the terms of a funding agreement are breached, the government may gain rights to the intellectual property developed in related research.

Furthermore, the terms of a research grant from a U.S. government agency may prohibit the use of new technologies developed using those grants in non-U.S. manufacturing plants, which could adversely affect our business. Under the Bayh-Dole Act of 1980, a party that acquires an exclusive license for an invention that was funded in whole or in part by a federal research grant is subject to the following government rights:

•	products using the invention that are sold in the United States are to be manufactured substantially in the United States, unless a waiver is obtained;

•

the U.S. government may force the granting of a license to a third party who will make and sell the needed product if the licensee does not pursue reasonable commercialization of a needed product using the invention; and

•	the U.S. government may use the invention for its own needs.

If we fail to meet these guidelines, we could lose our exclusive rights to these inventions, which could be detrimental to our business.

Risks Related to this Offering and Our Common Stock

Our stock price may fluctuate significantly and the market price of our common stock following this offering may drop below the price you pay.

Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the completion of this offering. We will negotiate and determine the initial public offering price with the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The market price of our common stock could fluctuate significantly after this offering. In recent years, the stock market has experienced significant volatility, including with respect to technology stocks. The volatility of technology stocks often does not relate to the operating performance of the companies represented by the stock. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from other business concerns.

Our principal stockholders will exercise significant control over our company.

After this offering, our two largest stockholders will beneficially own, in the aggregate, shares representing approximately     % of our outstanding capital stock. Although we are not aware of any voting arrangements that will be in place among these stockholders following this offering, if these stockholders were to choose to act together, as a result of their stock ownership, they would be able to influence our management and affairs and control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. We cannot predict the effect, if any, that future public sales of these shares or the availability of these shares for sale will have on the market price of our common stock. Based on              shares outstanding as of                     , 2011, upon the completion

of this offering, we will have outstanding             shares of common stock. Of these shares, shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. Our officers, directors and certain stockholders have executed lock-up agreements preventing them from selling any stock they hold for a period of 180 days from the date of this prospectus, subject to certain limited exceptions and extensions described under the section entitled “Underwriting.” Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC may, in their sole discretion, permit our officers, directors and current stockholders to sell shares prior to the expiration of these lock-up agreements.

After the lock-up agreements pertaining to this offering expire, an additional              shares will be eligible for sale in the public market in accordance with and subject to the limitation on sales by affiliates as provided in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition,              shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, 180 days after the completion of this offering, holders of              shares of our common stock will have the right to require us to register these shares under the Securities Act pursuant to a registration rights agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

Our financial results could vary significantly from quarter to quarter and are difficult to predict.

Our quarterly operating results may fluctuate significantly in the future. As a result of these fluctuations, we may fail to meet or exceed the expectations of research analysts covering the company or of investors, which could cause our stock price to decline. Future quarterly fluctuations, many of which are beyond our control, may result from a number of factors, including but not limited to:

•	the timing and cost associated with the completion of our manufacturing facilities;

•	the level and timing of expenses for product development and sales, general and administrative expenses;

•	delays or greater than anticipated expenses associated with the scale-up and the commercialization of chemicals produced using our processes;

•	our ability to successfully enter into or maintain partnering arrangements, and the terms of those relationships;

•	commercial success with our existing product and success in identifying and sourcing new product opportunities;

•	the development of new competitive technologies or products by others and competitive pricing pressures

•	fluctuations in the prices or availability of the feedstocks required to produce chemicals using our processes or those of our competitors;

•	changes in demand for our products, including any seasonal variations in demand;

•	changes in product development costs due to the achievement of certain milestones under third-party development agreements;

•	changes in the amount that we invest to develop, acquire or license new technologies and processes;

•	business interruptions, including disruptions in the production process at any facility where chemicals produced using our processes are manufactured;

•	departures of executives or other key management employees;

•	foreign exchange fluctuations;

•	changes in general economic, industry and market conditions, both domestically and in our foreign markets; and

•	changes in governmental, accounting and tax rules and regulations, environmental, health and safety requirements, and other rules and regulations.

Based on the above factors and other uncertainties, we believe our future operating results will vary significantly from quarter-to-quarter and year-to-year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful nor do they indicate what our future performance will be.

We will have broad discretion in how we use the net proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds from this offering to construct additional facilities and for working capital and other general corporate purposes, including the expenses and costs of being a public company and possible investments in, or acquisitions of, complementary businesses, services or technologies. We also expect to continue to expend significant funds for research and product development. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of our company and could make it more difficult for you to change management.

Provisions of our amended and restated certificate of incorporation and amended and restated by-laws, which will be effective upon the completion of this offering and provisions of Delaware law, may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our amended and restated by-laws; and

•	the authority of our board of directors to issue “blank check” preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, is generally necessary to amend or repeal the above provisions that are contained in our amended and restated certificate of incorporation. Also, absent approval of our board of directors, our amended and restated by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

We do not intend to pay cash dividends. We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have not paid dividends on any of our capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our common stock if the price of our common stock increases.

No public market for our common stock exists and an active trading market for our common stock may not develop, which could limit your ability to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our shares of common stock listed on the              in connection with this offering, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

We will face significant legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. As a public company, we will be subject to rules and regulations that regulate corporate governance practices of public companies, including the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, as amended, and rules promulgated by             . We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming and may result in a diversion of management’s time and attention from revenue-generating activities. For example, we will create new board committees, adopt new internal controls and disclosure controls and procedures, and devote significant management resources to our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, beginning with our

Annual Report on Form 10-K filed after our fiscal year ended December 31, 2013, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our registered public accounting firm will need to issue an opinion on the effectiveness of those controls. Furthermore, if we are unable to build our internal controls and accounting capabilities or subsequently identify any issues in complying with those requirements (for example, if we or our registered public accounting firm identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We expect that the additional reporting and other obligations imposed on us by these rules and regulations will increase our legal and financial compliance costs and the costs of our related legal, accounting and administrative activities significantly. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

If we fail to augment and maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud. In that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Although we are augmenting our internal controls and related staff in anticipation of becoming a public company, we are not currently required to comply with Section 404 of the Sarbanes-Oxley Act or to make an assessment of the effectiveness of our internal control over financial reporting. After becoming a public company, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Additionally, Section 404 of the Sarbanes-Oxley Act may require our auditors to deliver an attestation report on the effectiveness of our internal controls over financial reporting in conjunction with their opinion on our audited financial statements as of December 31 subsequent to the year in which this registration statement becomes effective.

The process of designing and implementing effective internal controls and procedures, and expanding our internal accounting capabilities, is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to establish and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. The standards that must be met for management to assess the internal control over financial reporting as effective are complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We cannot be certain at this time whether we will be able to successfully complete the implementation of controls and procedures or the certification and attestation requirements of Section 404, or that we will not identify material weaknesses or significant deficiencies in our internal control over financial reporting. If we fail to comply with the requirements of Section 404, it may affect the reliability of our internal control over financial reporting. If we identify and report a material weakness or a significant deficiency, it could adversely affect our stock price.

Investors in this offering will pay a much higher price than the book value of our common stock and will experience immediate and substantial dilution.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Any exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

If securities or industry research analysts do not publish or cease publishing research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that securities and industry research analysts publish about us, our industry and our business. We do not have any control over these analysts. Our stock price and trading volumes could decline if one or more securities or industry analysts downgrade our common stock, issue unfavorable commentary about us, our industry or our business, cease to cover our company or fail to regularly publish reports about us, our industry or our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed in the section entitled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

In particular, forward-looking statements in this prospectus include statements about:

•	the expected applications of our products and the sizes of addressable markets;

•	our ability to gain market acceptance for bio-succinic acid, its derivatives and other building block chemicals;

•	the timing, funding, construction and operation of our Sarnia, Ontario plant and our other planned manufacturing facilities;

•	our commercial expansion plan, including the timing and volume of our future production and sales;

•	the expected cost-competitiveness and relative performance attributes of our bio-succinic acid and the products derived from it;

•	our ability to produce and commercialize bio-succinic acid, its derivatives and other building block chemicals;

•	customer qualification, approval and acceptance of our products;

•	our ability to maintain and advance strategic partnerships and collaborations;

•	our ability to economically obtain feedstock and other inputs;

•	the future price and volatility of renewable feedstocks or petroleum;

•	the achievement of advances in our technology platform;

•	our ability to obtain and maintain intellectual property protection for our products and processes and not infringe on others’ rights;

•	government regulatory and industry certification approvals for our facilities and products; and

•	government policymaking and incentives relating to bio-chemicals.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the             shares of our common stock in this offering will be approximately $            , or $             if the underwriters fully exercise their option to purchase additional shares, based upon an assumed initial public offering price of $             per share, which represents the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of one million shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering by $             million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds of this offering for working capital and other general corporate purposes, including:

•	approximately $ million to complete the construction of our planned facility in Sarnia, Ontario;

•	approximately $ million to complete the construction of our planned facility in Thailand; and

•	the balance for working capital and other general corporate purposes, which will include expenses and the cost associated with being a public company.

Based on our estimates of the capital required to build these two facilities, we expect that these facilities will be fully funded with the net proceeds of this offering, together with $             million of various governmental grants and loans that we anticipate receiving as well as loans from other sources, $             million of equity from our partner Mitsui and cash on hand of $             million.

We may also use net proceeds for possible investments in, or acquisitions of, complementary businesses, services or technologies. We have no current agreements or commitments with respect to any investment or acquisition and we currently are not engaged in negotiations with respect to any investment or acquisition.

In addition, the amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in the section entitled “Risk Factors” in this prospectus. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. We cannot guarantee the specific amount of the net proceeds that will be used to construct our planned facilities or be used for other general corporate purposes. Pending specific application of our net proceeds, we intend to invest the net proceeds in high quality, investment grade, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. In addition, any future indebtedness that we may incur could preclude us from paying dividends. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2011:

•	on an actual basis; and

•

on a pro forma basis to give effect to our sale in this offering of              shares of our common stock at an assumed initial public offering price of $             per share, which represents the midpoint of the estimated price range set forth on the cover page of the prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price, the closing of the offering made hereby and other terms of the offering determined at pricing.

	As of June 30, 2011
	Actual	Pro Forma(1)
	(In thousands, except share and per share data)
Cash	$35,488	$

Stockholders’ equity
Common stock: $0.01 par value per share; 500,000 authorized and 267,418 issued and outstanding, actual; authorized and issued and outstanding, pro forma	3

Additional paid-in capital	69,265
Warrants	3,075
Accumulated deficit	(22,554)
Accumulated other comprehensive gain	652
Non-controlling interest	54
Total stockholders’ equity	50,495

Total capitalization	$50,495	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, the amount of cash, additional paid-in capital and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 267,418 shares of our common stock outstanding as of June 30, 2011, and excludes:

•	44,050 shares of our common stock issuable upon exercise of outstanding stock options as of June 30, 2011 at a weighted average exercise price of $217.37 per share;

•	41,694 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2011 at a weighted average exercise price of $94.39 per share; and

•	13,800 shares of our common stock reserved as of June 30, 2011 for future issuance under our equity incentive plans.

DILUTION

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. Dilution results from the fact that the initial public offering price is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

Our historical net tangible book value as of June 30, 2011, was approximately $32,139, or $120.18 per share, based on 267,418 shares of common stock outstanding as of June 30, 2011. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of outstanding shares of our common stock. Our pro forma net tangible book value as of June 30, 2011 was approximately $            , or approximately $             per share, based on              shares of common stock outstanding upon the completion of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to our sale of             shares of common stock in this offering based on an assumed initial public offering price of $             per share, which represents the midpoint of the estimated price range set forth on the cover of the prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2011 would have been $             per share. This represents an immediate increase in pro forma net tangible book value per share of $             to existing stockholders and immediate dilution in pro forma net tangible book value of $             per share to new investors purchasing our common stock in this offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the option granted to the underwriters:

Assumed initial public offering price per share(1)		$
Historical net tangible book value per share as of June 30, 2011	$120.18
Pro forma net tangible book value per share as of December 31, 2010
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

(1)	The midpoint of the estimated price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $             per share and the dilution in pro forma per share to investors participating in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $             and the dilution in pro forma per share to investors participating in this offering by approximately $            , assuming the assumed initial public offering price of $             per share (the

mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase to $             per representing an immediate increase to existing stockholders of $             per share and an immediate dilution of $             per share to new investors participating in this offering.

The following table summarizes as of June 30, 2011, the number of shares of our common stock purchased or to be purchased from us, the total cash consideration paid or to be paid to us and the average price per share paid or to be paid to us by existing stockholders and by new investors in this offering at an assumed initial public offering price of $             per share, which represents the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price per Share
(In thousands except share and average price per share numbers)	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $            , $             and $            , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $            , $             and $            , respectively, assuming the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase              additional shares of our common stock in this offering, the number of shares of common stock held by existing stockholders will be reduced to            , or    % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to            , or     % of the total number of shares of common stock to be outstanding after this offering.

The above discussion and tables are based on 267,418 shares of common stock issued and outstanding as of June 30, 2011, and excludes:

•	44,050 shares of our common stock issuable upon exercise of outstanding stock options as of June 30, 2011 at a weighted average exercise price of $217.37 per share;

•	41,694 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2011 at a weighted average exercise price of $94.39 per share; and

•	13,800 shares of our common stock reserved as of June 30, 2011 for future issuance under our equity incentive plan.

To the extent that outstanding stock options, warrants or other equity awards are exercised or become vested or any additional options, warrants or other equity awards are granted and exercised or become vested or other issuances of shares of our common stock are made, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data for the periods indicated. In 2010, we changed our fiscal year end from June 30 to December 31. The consolidated statements of operations data for the 258 days ended June 30, 2009, the twelve months ended June 30, 2010 and the six months ended December 31, 2010 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2011 are derived from our unaudited interim financial statements that are included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly our financial position as of June 30, 2011. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. The consolidated balance sheet data as of June 30, 2011 is derived from the unaudited consolidated balance sheet which forms part of this prospectus. The table below also presents cumulative data for the periods indicated.

Historical results are not necessarily indicative of the results for future periods. You should read this summary consolidated financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	258 days ended June 30, 2009	Twelve months ended June 30, 2010	Six months ended December 31, 2010	Six months ended June 30, 2010	Six months ended June 30, 2011	Cumulative data
						Inception to December 31, 2010	Inception to June 30, 2011
				(unaudited)			(unaudited)
	(in thousands except share and per share data)
Licensing revenue from related parties(1)(2)	$260	$966	$75	$951	$-	$1,301	$1,301

Operating expenses:
General and administrative	652	1,543	1,590	825	2,562	3,785	6,347
Research and development, net(3)	405	1,458	4,841	1,426	6,602	6,704	13,306
Business development	-	59	103	59	16	162	178
Depreciation of property and equipment and amortization of intangible assets	390	484	264	251	260	1,138	1,398
Foreign exchange (gain) loss	9	121	(26)	126	(5)	104	99

Operating expenses	1,456	3,665	6,772	2,687	9,435	11,893	21,328

Operating loss	1,196	2,699	6,697	1,736	9,435	10,592	20,027
Amortization of deferred financing costs	14	157	2	-	12	173	185
Financial charges(4)	656	962	155	-	1,359	1,773	3,132
Interest revenue from related parties	-	(89)	(73)	(89)	-	(162)	(162)
Income taxes	(900)	-	-	-	-	(900)	(900)
Equity participation in losses of Bioamber S.A.S.(5).	885	4,340	1,548	2,786	-	6,773	6,773
Gain on re-measurement of Bioamber S.A.S.(5) .	-	-	(6,216)	-	-	(6,216)	(6,216)

Net loss	$1,851	$8,069	$2,113	$4,433	$10,806	$12,033	$22,839

Net loss attributable to:
BioAmber Inc. stockholders	$1,851	$7,992	$2,011	$4,356	$10,700	$11,854	$22,554
Non-controlling interest	-	77	102	77	106	179	285

	$1,851	$8,069	$2,113	$4,433	$10,806	$12,033	$22,839

	258 days ended June 30, 2009	Twelve months ended June 30, 2010	Six months ended December 31, 2010	Six months ended June 30, 2010	Six months ended June 30, 2011	Cumulative data
						Inception to December 31, 2010	Inception to June 30, 2011
				(unaudited)			(unaudited)
	(in thousands except share and per share data)

Net loss per share attributable to BioAmber Inc. stockholders—basic(6)	$158.74	$96.26	$15.65	$40.50	$59.92	-	-
Weighted average number of shares—basic	11,660	83,025	128,493	107,539	178,579	-	-

(1)	To date, we have not recorded any revenue from the sale of our products in connection with our product and market development efforts. As a development stage company we have recorded all product sales to date as an offset to research and development expenses. We expect to begin recognizing revenue from commercial sales of bio-succinic acid beginning in the first quarter of 2012.
(2)	Consists of licensing fees charged to Bioamber S.A.S. prior to our acquisition of control of Bioamber S.A.S. effective October 1, 2010.
(3)	Research and development expenses include production costs and are net of (a) research and development tax credits and (b) revenue from the sale of products.
(4)	Financial charges consist primarily of accreted interest on convertible notes we issued in June 2009 and November 2010 and which were subsequently converted to shares of common stock. Financial charges also include the recording of the increases in fair value of contingent consideration in connection with the acquisition of Sinoven and held in escrow as of June 30, 2011. This escrow was modified on October 1, 2011 when we acquired the remaining 25% of Sinoven.
(5)	Until October 1, 2010, when we took control of Bioamber S.A.S., we recorded our share of Bioamber S.A.S.’s losses in excess of the investment’s book value. Upon completion of our acquisition of Bioamber S.A.S., the 50% held equity interest, net of long-term accounts receivable from Bioamber S.A.S., was re-measured to its estimated fair value resulting in a gain of $6,216,000 in the six months ended December 31, 2010. See note 4 to our consolidated financial statements included elsewhere in this prospectus.
(6)	We have incurred losses in each period since inception; accordingly, diluted loss per share is not presented.

Consolidated Balance Sheet Data:

	As of December 31, 2010	As of June 30, 2011
		(unaudited)
	(in thousands)
Cash	$1,268	$35,488
Working capital	$(2,438)	$33,563
Total assets	$20,879	$55,665
Long-term debt, including current portion	$2,000	$-
Total liabilities	$7,024	$5,170
Accumulated deficit	$(11,854)	$(22,554)
Stockholders’ equity (deficit)	$13,855	$50,495

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information below is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisition described below occurred on July 1, 2009 nor is it necessarily indicative of our future results of operations. The unaudited pro forma condensed consolidated statements of operations are based upon our historical consolidated financial statements and the historical financial statements of Bioamber S.A.S., and should be read together with BioAmber Inc.’s and Bioamber S.A.S.’s respective financial statements and accompanying notes appearing elsewhere in this prospectus and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

On September 30, 2010, we acquired the 50% of the share capital of Bioamber S.A.S. that we did not own. The acquisition was recorded in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 805, Business Combinations. Results of operations of Bioamber S.A.S. are included in our consolidated financial statements beginning on October 1, 2010, the effective date of our acquisition of control. Pursuant to the agreement, the total consideration amounted to approximately $12.7 million out of which $27,000 was payable in cash. In addition, we issued 31,644 shares of common stock to ARD that had an estimated fair value of $232.09 per share as of the acquisition date and received $1 million from ARD. See note 4 to BioAmber Inc.’s consolidated financial statements included elsewhere in this prospectus for further details.

The purchase price was allocated to the identified assets and liabilities as follows: in-process research and development of $12.2 million, goodwill of $684,000 and a negative working capital of $180,000. In accordance with ASC 805, Business Combinations, the 50% held equity interest was re-measured to its estimated fair value resulting in a gain of $6.2 million, which is presented in the consolidated statement of operations and comprehensive loss.

The unaudited pro forma financial information has been prepared to give effect to the acquisition of Bioamber S.A.S., using the acquisition method of accounting with the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed consolidated statements of operations reflect the combined results of operations of BioAmber Inc. and Bioamber S.A.S. for the year ended June 30, 2010, and the six months ended December 31, 2010 as if the acquisition of Bioamber S.A.S. had occurred on July 1, 2009.

	Year ended June 30, 2010	Year ended June 30, 2010	Pro forma adjustments(2)		Year ended June 30, 2010
	BioAmber Inc.	Bioamber S.A.S.(1)			BioAmber Inc. Pro forma
	(in thousands except per share data)
Licensing revenue from related parties	$966	$-	$(966)	(a)	$-

Operating expenses:
General and administrative	1,543	113	-		1,656
Research and development, net	1,458	8,371	(966	)(a)	8,863
Business development	59	-	-		59
Depreciation of property and equipment and amortization of intangible assets	484	-	-		484
Foreign exchange (gain) loss	121	-	-		121

Operating expenses	3,665	8,484	(966)		11,183

Operating loss	2,699	8,484	-		11,183
Amortization of deferred financing costs	157	-	-		157
Financial charges	962	197	(89	)(b)	1,070
Interest revenue from related parties	(89)	-	89	(b)	-
Equity participation in loss of Bioamber S.A.S.	4,340	-	(4,340	)(c)	-

Net loss	$8,069	$8,681	$(4,340)		$12,410

Net loss attributable to:
BioAmber Inc. stockholders	$7,992				$12,333
Non-controlling interest	77				77

	$8,069				$12,410

Basic net loss per share attributable to BioAmber Inc. stockholders	$96.26				$107.55
Weighted average of common stock outstanding(d):
Basic	83,025				114,669

(1)	See U.S. GAAP adjustments reflected in the consolidated statements of operations of Bioamber S.A.S. for the year ended June 30, 2010 included elsewhere in this prospectus.

(2)	See pro forma adjustments included elsewhere in this prospectus.

	Six months ended December 31, 2010	Three months ended September 30, 2010			Six months ended December 31, 2010
	BioAmber Inc.	Bioamber S.A.S.(1)	Pro forma adjustments(2)		BioAmber Inc. Pro forma
	(in thousands per share data)
Licensing revenue from related parties	$75	$-	$(75	)(a)	$-

Operating expenses:
General and administrative	1,590	62	-		1,652
Research and development, net	4,841	2,887	(75	)(a)	7,653
Business development	103	-	-		103
Depreciation of property and equipment and amortization of intangible assets	264	-	-		264
Foreign exchange (gain) loss	(26)	-	-		(26)

Operating expenses	6,772	2,949	(75)		9,646

Operating loss	6,697	2,949	-		9,646
Amortization of deferred financing costs	2	-	-		2
Financial charges	155	146	(73	)(b)	228
Interest revenue from related parties	(73)	-	73	(b)	-
Equity participation in loss of Bioamber S.A.S.	1,548	-	(1,548	)(c)	-
Gain on re-measurement of Bioamber S.A.S.	(6,216)	-	6,216	(e)	-

Net loss	$2,113	$3,095	$4,668		$9,876

Net loss attributable to:
BioAmber Inc. stockholders	$2,011	-	-		$9,774
Non-controlling interest	102	-	-		102

	$2,113	-	-		$9,876

Basic net loss per share attributable to BioAmber Inc. stockholders	$15.65	-	-		$79.64
Weighted average of common stock outstanding(d):
Basic	128,493	-	-		122,721

(1)	See U.S. GAAP adjustments reflected in the consolidated statements by Bioamber S.A.S. for the three months ended September 30, 2010 included elsewhere in this prospectus.

(2)	See pro forma adjustments included elsewhere in this prospectus.

Basis of presentation

The unaudited pro forma information above for the year ended June 30, 2010 and six months ended December 31, 2010, has been prepared by our management in accordance with Article 11 of Regulation S-X, giving effect to our acquisition from ARD, of the 50% Bioamber S.A.S. we did not already own, completed on September 30, 2010, or the “Acquisition”.

The unaudited consolidated pro forma financial statements should be read in conjunction with the financial statements listed below, included elsewhere in this prospectus:

•	our audited consolidated financial statements for the year ended June 30, 2010;

•	our audited consolidated financial statements for the six months ended December 31, 2010;

•	the audited consolidated financial statements of Bioamber S.A.S. for the year ended June 30, 2010; and

•	the audited consolidated financial statements of Bioamber S.A.S. for the three months ended September 30, 2010.

The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2010 and the six months ended December 31, 2010 includes the statement of operations of Bioamber S.A.S. for the year ended June 30, 2010 and the three month period ended September 30, 2010.

The unaudited pro forma condensed consolidated financial statements for the year ended June 30, 2010 and the six months ended December 31, 2010, include pro forma adjustments to reflect the Acquisition as if it had occurred on July 1, 2009.

The consolidated financial statements of Bioamber S.A.S. for the year ended June 30, 2010 and three months ended September 30, 2010 included elsewhere this prospectus are presented in Euros and have been prepared in accordance with French generally accepted accounting principles (“French GAAP”). The financial statement information of Bioamber S.A.S., as adjusted and restated to conform with our accounting policies applied under U.S. GAAP (see “—U.S. GAAP adjustments reflected in the consolidated statements of operations of Bioamber S.A.S.” below), have been translated into U.S. dollars using a rate of $(U.S.) 1.3913 to €(Euro) 1.00 and of $(U.S.) 1.2939 to €(Euro) 1.00 for purposes of the translation of the June 30 and September 30, 2010, financial information, respectively.

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial statement are consistent in all material respects with those used by us as described in note 2 to our audited consolidated financial statements for the year ended June 30, 2010 and the six months ended December 31, 2010 included elsewhere in this prospectus.

The underlying assumptions for the unaudited pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the Acquisition; however, the unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the Acquisition had been completed on the date indicated or of the results which may be obtained in the future. In addition, the unaudited pro forma consolidated financial statements are not intended to project the combined or future financial position or operating results, and do not give effect to any integration costs, synergies, operating efficiencies and cost savings that may result from the acquisition as well as benefits expected to be derived from our initiatives following the Acquisition.

Pro forma adjustments

The following pro forma adjustments have been made to reflect the Acquisition as if it had been completed on July 1, 2009.

(a)	Elimination of licensing revenue between BioAmber Inc. and Bioamber S.A.S.

(b)	Elimination of interest revenue charged by BioAmber Inc. to Bioamber S.A.S.

(c)	Elimination of the equity participation in the loss of Bioamber S.A.S., recorded by BioAmber Inc.

(d)	In connection with the acquisition of Bioamber S.A.S., 31,644 shares of common stock were issued. Accordingly, the basic and diluted shares of common stock have been adjusted to give effect to the share issuance as of July 1, 2009.

(e)	For pro forma purposes the recognition of the gain on re-measurement of Bioamber S.A.S. has been eliminated in the period ended December 31, 2010 as it was a non-recurring item directly attributable to the transaction.

U.S. GAAP adjustments reflected in the consolidated statements of operations of Bioamber S.A.S.

The unaudited consolidated statements of operations of Bioamber S.A.S. for the year ended June 30, 2010 and three months ended September 30, 2010, and which are included in our pro forma condensed consolidated statements operations reflect adjustments to conform to U.S. GAAP and the accounting policies used by us in the preparation of our consolidated financial statements as follows:

Year ended June 30, 2010

	French GAAP for the year ended June 30, 2010(1)	Adjustments		U.S. GAAP for the year ended June 30, 2010
	(in thousands)
Net sales	$-	$-		$-
Cost of goods sold	-	-		-

Gross profit	-	-		-

Operating expenses:
Selling, general and administrative	113	-		113
Research and development	7,805	566	(2)	8,371
Interest expense	197	-		197

Operating expenses	8,115	566		8,681

Income before income tax provision and equity earnings	8,115	566		8,681
Income tax provision	-	-		-

Net loss	$8,115	$566		$8,681

(1)	The amounts have been converted from Euros to U.S. dollars using the average exchange rate of 1.3913 for the year ended June 30, 2010.
(2)	Our consolidated financial statements are prepared in accordance with French GAAP. With respect to the research and development tax credit there is a difference in accounting treatment under French GAAP and U.S. GAAP. Under French GAAP, upon being able to estimate the research and development tax credit, we record an accounts receivable and a credit to research and development expense. The total amount of tax credit is received in full in the periods following the end of each of the fiscal years and is considered a short-term receivable. Under U.S. GAAP upon being able to estimate the research and development tax credit, we record an accounts receivable and a corresponding liability.

Six months ended December 31, 2010

The unaudited pro forma condensed consolidated statement of operations for the six months ended December 31, 2010 is based on our historical financial statements for the six months ended December 31, 2010, which included those of Bioamber S.A.S. for the three month period from October 1 to December 31, 2010, and the historical audited financial statements of Bioamber S.A.S. for the three month period from July 1 to September 30, 2010.

No U.S. GAAP adjustments were required to be reflected in the consolidated statement of operations of Bioamber S.A.S. as shown below:

	French GAAP for the three months ended September 30, 2010(1)	Adjustments	U.S. GAAP for the three months ended September 30, 2010
	(in thousands)
Net sales	$-	$-	$-
Cost of goods sold	-	-	-

Gross profit	-	-	-

Operating expenses:
Selling, general and administrative	62	-	62
Research and development	2,887	-	2,887
Interest expense	146	-	146

Operating expenses	3,095	-	3,095

Income before income tax provision and equity earnings	3,095	$-	3,095
Income tax provision	-	-	-

Net loss	$3,095	$-	$3,095

(1)	The amounts have been converted from Euro to U.S. dollars using the average exchange rate of 1.2939 for the three months ended September 30, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly those in the section entitled “Risk Factors.”

Overview

We are a next-generation chemicals company. Our proprietary technology platform combines industrial biotechnology, an innovative purification process and chemical catalysis to convert renewable feedstocks into chemicals that are cost-competitive replacements for petroleum-derived chemicals. We currently sell our first product, bio-succinic acid, to customers in a variety of chemical markets in connection with our product and market development efforts. We manufacture our bio-succinic acid in a facility using a commercial scale 350,000 liter fermenter in Pomacle, France, which we believe to be one of the largest bio-based chemical manufacturing facilities in the world. We have produced 487,000 pounds, or 221 metric tons, of bio-succinic acid at this facility.

We believe we can produce bio-succinic acid that is cost-competitive with succinic acid produced from oil priced as low as $35 per barrel, based on management’s estimates of production costs at our planned facility in Sarnia, Ontario and an assumed corn price of $6.50 per bushel. We expect the productivity of our next-generation organism and on-going process improvements to further reduce our production costs. Our ability to compete on cost is not dependent on government subsidies or tariffs. We have secured funding to construct the initial phase of our next global-scale facility in Sarnia, Ontario and we intend to build and operate two additional facilities, one located in Thailand and the other located in either the United States or Brazil. Our manufacturing expansion strategy is described below under the heading “—Manufacturing Expansion Plan.”

We have been manufacturing our bio-succinic acid at a facility in Pomacle, France for 21 months. We have sold bio-succinic acid to 12 customers in 2011 in connection with our product and market development efforts. We have shipped commercial quantities to these customers, such as shipments of one metric ton super sacks and container loads. We and our customers have used these products as part of our efforts to validate and optimize our process and to continue to refine and improve our products to meet our customers’ specifications. As a development stage company, we have recorded all product sales to date as an offset to research and development expense until these products are deemed ready for commercial sale. We expect to begin recording revenue from commercial sales of our bio-succinic acid in the first quarter of 2012. In order to support this commercialization, we will require additional personnel to run the facility on a continuous basis. Beginning in that period, we expect to record and separately report product revenue and related cost of goods sold in our financial statements.

As we scale-up our manufacturing capacity and prepare to manufacture and commercialize, we expect the majority of our revenue will initially come from sales of bio-succinic acid. We also intend to leverage our proprietary technology platform and expertise in the production of bio-succinic acid to target additional high value-added products, such as bio-BDO, PBS, de-icing solutions and plasticizers. In addition, we are also working to expand our product portfolio to additional building block chemicals, including adipic acid and caprolactam.

Since our inception, we have raised an aggregate of $76.1 million from private placements of equity securities and convertible notes.

Manufacturing Expansion Plan

In order to support our growth, we plan to rapidly expand our manufacturing capacity beyond the current production at the Pomacle, France facility. We have entered into a joint venture with Mitsui to finance, build and operate a manufacturing facility in Sarnia, Ontario through our Bluewater Biochemicals, Inc. subsidiary in which we own a 70% equity interest and Mitsui owns the remaining 30%. The joint venture agreement also establishes our intent to build and operate two additional facilities with Mitsui, one located in Thailand and the other located in either the United States or Brazil. For future facilities, we expect to enter into agreements with partners on terms similar to those in our agreement with Mitsui and we intend to partially finance these facilities with debt. We expect to use available cash and the proceeds of this offering to fund our initial facilities, as well as our commercial expansion and product development efforts. For additional future facilities, we currently expect to fund the construction of these facilities using internal cash flow and project financing.

Sarnia Facility

The first facility we plan to build in cooperation with Mitsui will be located in a bio-industrial park in Sarnia, Ontario. We expect to start construction of this facility in 2012 and to commence operation in 2013 with an initial capacity of approximately 17,000 metric tons of bio-succinic acid per year. Completion of this initial phase of the Sarnia facility is expected to cost approximately $74.0 million, which will be met by capital contributions of $27.3 million and $11.7 million from us and from Mitsui, respectively, and an additional $35.0 million in low interest loans and governmental grants that have been committed, subject to our meeting certain milestones, by various governmental authorities in Canada. We expect to expand this facility to bring the total annual capacity to approximately 34,000 metric tons of bio-succinic acid and 23,000 metric tons of bio-BDO at full capacity. Bringing this facility from the initial phase to its maximum expected production capacity is expected to cost an additional $125.0 million.

Thailand Facility

The second facility we plan to build in cooperation with Mitsui, on terms to be negotiated, is expected to be located in Thailand. We and Mitsui may consider building this facility in cooperation with PTT-MCC if we can agree to mutually acceptable terms, including PTT-MCC securing an agreed portion of the off-take of bio-succinic acid, and possibly the bio-BDO, that is produced at the facility. We expect to start construction of this facility in 2012 and to commence initial operations in 2014 with an expected annual production capacity of 65,000 metric tons of bio-succinic acid and 50,000 metric tons of bio-BDO at full capacity. Completion of the Thailand facility is expected to cost approximately $200.0 million.

Additional Facilities

The third facility we plan to build in cooperation with Mitsui, on terms to be negotiated, will be located either in the United States or in Brazil. We and Mitsui may consider working with a local equity partner that can help us secure feedstock such as glucose from corn starch or sucrose from sugar cane. We expect this facility to have an annual production capacity of 65,000 metric tons of bio-succinic acid and 50,000 metric tons of bio-BDO at full capacity. Completion of the third facility is expected to cost approximately $210.0 million.

In addition to the three facilities we plan to build in cooperation with Mitsui, we have entered into a non-binding letter of intent with Tereos Syral S.A., a leading producer of starch, starch sweeteners, alcohol and proteins in Europe, for joint construction of two plants that would be located in France and in Brazil.

Performance Drivers

We expect that the fundamental drivers of our results of operations going forward will be the following:

Commercialization of our products. We expect to begin recognizing revenue from sales of our existing bio-succinic acid product in the first quarter of 2012. Our ability to grow revenue from this product will be dependent on expanding the addressable market for succinic acid using our low-cost, bio-based alternative. We also expect to grow our revenue base by developing new high value-added products, such as bio-BDO, PBS, mPBS, de-icing solutions and plasticizers, in order to target additional large and established chemicals markets. Our revenue for future periods will also be impacted by our ability to introduce new products and the speed with which we are able to bring our products to market. To accelerate this process, we are developing our sales and marketing capability and entering into distribution and joint development agreements with strategic partners. We are also engaging in a collaborative process with our customers to test and optimize our new products in order to ensure that they meet specifications in each of their potential applications.

Production capacity. Our ability to further lower our production costs and drive customer adoption of our product is dependent on our manufacturing expansion strategy. In particular, we intend to build and operate a global-scale manufacturing facility in Sarnia, Ontario, which we expect to benefit from significantly lower operating expenses than the current facility in Pomacle, France due to lower expected raw material and utility costs. As a result, we expect to produce bio-succinic acid that is cost-competitive with succinic acid produced from oil priced as low as $35 per barrel. We expect to further reduce costs by improving the productivity of our next-generation organism and on-going process improvements. We intend to capitalize on our first-to-market advantage by rapidly expanding our production capacity and building additional facilities in Thailand and either the United States or Brazil. Our results will be impacted by the speed with which we execute on this strategy and the capital costs and operating expenses of each of these facilities.

Feedstock and other manufacturing input prices. We use sugars that can be derived from wheat, corn and other feedstocks. We intend to locate our facilities near readily available sources of sugars and other inputs, such as steam, electricity, hydrogen and carbon dioxide, in order to ensure reliable supply of cost-competitive feedstocks and utilities. While our process requires less sugar than most other renewable products and is therefore less vulnerable to sugar price increases relative to other bio-based processes, our margins will be affected by significant fluctuations in these required inputs.

Petroleum prices. We expect sales of our bio-based products to be impacted by the price of petroleum. In the event that petroleum prices increase, we may see increased demand for our products as chemical manufacturers seek lower-cost alternatives to petroleum-derived chemicals. Conversely, a long-term reduction in petroleum prices below $35 per barrel may result in our products being less competitive with petroleum-derived alternatives. In addition, oil prices may also impact the cost of certain feedstocks we use in our process, which may affect our margins.

Financial Operations Overview

Revenue

To date, we have not recorded any revenue from the sale of our products. As a development stage company, we have recorded all product sales to date as an offset to research and development expenses and will continue to do so until these products are deemed ready for commercial sale.

Licensing revenue from related parties was derived from services rendered to Bioamber S.A.S. Following our acquisition of Bioamber S.A.S. on September 30, 2010, licensing revenue from related parties is eliminated upon consolidation.

We expect to begin recognizing revenue from commercial sales of bio-succinic acid beginning in the first quarter of 2012, as we transition from a development stage company and commence commercial operations. We expect these revenues to grow as our planned manufacturing facilities come on line. Accordingly, we expect to record and separately report product revenues and related cost of goods sold in our financial statements starting in first quarter of 2012.

Operating Expenses

Operating expenses consist of: general and administrative expenses; research and development expenses, net; business development expenses; depreciation of property and equipment and amortization of intangible assets; and foreign exchange gains and losses.

General and Administrative Expenses

General and administrative expenses consist of personnel costs (salaries, and other personnel-related expenses including stock-based compensation), accounting and legal fees, business travel expenses, rent and utilities for the administrative offices, membership fees, office supplies, insurance and other miscellaneous expenses.

Our general and administrative expenses have increased and we expect these expenses will continue to increase substantially in the future as we hire additional management and operational employees, expand our finance and accounting staff, add infrastructure and incur additional compliance and related costs associated with being a public company.

Research and Development Expenses, Net

Research and development expenses, net consist primarily of fees paid for contract research and internal research costs in connection with the development, expansion and enhancement of our proprietary technology platform. These costs include personnel costs (salaries and other personnel-related expenses, including stock-based compensation), facility manufacturing costs incurred in France, supplies and acquisitions of laboratory equipment, research consultant costs, patent and trademark maintenance costs, royalties, professional and consulting fees and business travel expenses.

We expect research and development expenses, including our patent maintenance expenses, to increase significantly as we continue to invest in the deployment and implementation of our bio-succinic acid and derivatives technologies in a commercial scale manufacturing facility and in our bio-adipic acid and mPBS technologies. We expect more research to be performed in-house than was previously the case utilizing our 27,000 square feet facility in Plymouth, Minnesota. In support of this research we expect to significantly increase our research and development personnel. We also expect our royalty expenses to increase as our revenues increase as we pay a fixed percentage fee on the increased revenue volumes in lieu of the fixed minimum royalties we currently pay as a result of our lower current volumes.

To date, product sales have been incidental to the product development process and therefore have been netted against the research and development expenses. As we transition from a development stage company and commence commercial operations, we will cease recording the sales of our products as an offset to research and development expenses and begin recording those amounts as revenue.

Business Development Expenses

Business development expenses consist primarily of market research expenses, due diligence costs and feasibility study fees.

We expect to increase our business development efforts as we look to establish additional strategic alliances, grow our commercial customer base and expand our product offerings. As we transition from a developmental stage company and commence commercial operations, we expect to significantly increase our sales and marketing personnel and programs to support the expected expansion of our business.

Depreciation of Property and Equipment and Amortization of Intangible Assets

Depreciation of property and equipment consists primarily of office furniture and computer equipment depreciation which is depreciated using the straight line method over their estimated useful lives. Amortization of intangible assets consists primarily of acquired technology (patents) and technology licenses which are amortized using the straight-line method over their estimated useful lives. Amortization of intangible assets also includes the write-off of patents and intellectual property impairment charges.

We expect depreciation of property and equipment to increase significantly as our planned manufacturing facilities come on line. In addition, in connection with our transition from a developmental stage company to a commercial company, we will begin amortization of certain of our intangible assets currently carried on our balance sheet such as in process research and development over their useful lives beginning in 2012. In addition, the depreciation of property and equipment and amortization of developed technology assets will be recorded within cost of sales.

Foreign Exchange (Gain) Loss

We expect to conduct operations throughout the world. Our financial position and results of operations will be affected by economic conditions in countries where we plan to operate and by changing foreign currency exchange rates. We are exposed to changes in exchange rates in Europe (France) and North America (Canada). The Euro is our most significant foreign currency exchange risk. A strengthening of the Euro and the Canadian dollar against the U.S. dollar may increase our revenues and expenses since they are expressed in U.S. dollars. As we move our production to our planned facility in Sarnia, Ontario we expect our foreign currency risk to decrease as our sources and uses of cash will be primarily in U.S. dollars. We will monitor foreign currency exposures and will look to mitigate exposures through normal business operations such as manufacturing and selling in the same currencies.

Amortization of Deferred Financing Costs

Amortization of deferred financing costs consists primarily of costs from past financings that were recognized over the life of the funding instrument and will continue to increase in line with the expenses incurred to obtain future financing. Costs are deferred and amortized on a straight-line basis over the term of the related debt.

Financial Charges

Financial charges consist primarily of accreted interest resulting from warrants attached to the convertible notes issued in June 2009 and November 2010. Financial charges also include the recording of the fair value of the contingent share consideration in connection with the acquisition of Sinoven and held in escrow as of June 30, 2011. The terms of the escrow were modified on October 1, 2011 when we acquired the remaining 25% of Sinoven. The release of shares in the future will result in compensation expense of approximately $3 million, which will be incurred ratably in each quarterly period through September 30, 2013.

Income Taxes

We are subject to income taxes in France, Luxembourg, the United States, Canada and China. As a development stage company we have incurred significant losses and have not generated taxable income in these jurisdictions. In the future, we expect to become subject to taxation based on the statutory rates in effect in the countries we operate and our effective tax rate could fluctuate accordingly. We have incurred net losses since our inception and have not recorded any federal, state or foreign current income tax provisions other than a recovery of deferred income taxes in the 258 day period ended June 30, 2009. Accordingly, we have a full valuation allowance against our net deferred tax assets. Additionally, under the U.S. Internal Revenue Code, our net operating loss carryforwards and tax credits may be limited in the event of a cumulative change in ownership of more than 50% is deemed to have occurred within a three year period. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code has occurred after each of our previous issuances of shares of common stock and warrants.

Equity Participation in Losses of Bioamber S.A.S.

We recognized our share of losses incurred by Bioamber S.A.S. as of the date we received the 50% participation in Bioamber S.A.S. as part of the spin-off transaction on December 31, 2008, until the date we acquired full control on September 30, 2010. Beginning October 1, 2010, we fully consolidated the results of Bioamber S.A.S. into our financial statements and no longer show equity participation losses in Bioamber S.A.S. and the results of Bioamber S.A.S. are reflected in the individual line items to our consolidated financial statements.

Results of Operations

The following table sets forth our consolidated results of operations for the periods presented:

	258 days ended June 30, 2009	Year ended June 30, 2010	Six months ended December 31, 2010			Cumulative data
				Six months ended June 30, 2010	Six months ended June 30, 2011	Inception to December 31, 2010	Inception to June 30, 2011
				(unaudited)			(unaudited)
	(in thousands except share and per share data)
Licensing revenue from related parties	$260	$966	$75	$951	$-	$1,301	$1,301

Operating expenses:
General and administrative	652	1,543	1,590	825	2,562	3,785	6,347
Research and development, net	405	1,458	4,841	1,426	6,602	6,704	13,306
Business development	-	59	103	59	16	162	178
Depreciation of property and equipment and amortization of intangible assets	390	484	264	251	260	1,138	1,398
Foreign exchange (gain) loss	9	121	(26)	126	(5)	104	99

Operating expenses	1,456	3,665	6,772	2,687	9,435	11,893	21,328

Operating loss	1,196	2,699	6,697	1,736	9,435	10,592	20,027
Amortization of deferred financing costs	14	157	2	-	12	173	185
Financial charges	656	962	155	-	1,359	1,773	3,132
Interest revenue from related parties	-	(89)	(73)	(89)	-	(162)	(162)
Income taxes	(900)	-	-	-	-	(900)	(900)
Equity participation in loss of Bioamber S.A.S.	885	4,340	1,548	2,786	-	6,773	6,773
Gain on re-measurement of Bioamber S.A.S.	-	-	(6,216)	-	-	(6,216)	(6,216)

Net loss	$1,851	$8,069	$2,113	$4,433	$10,806	$12,033	$22,839

Net loss attributable to:
BioAmber Inc. stockholders	$1,851	$7,992	$2,011	$4,356	$10,700	$11,854	$22,554
Non-controlling interest	-	77	102	77	106	179	285

	$1,851	$8,069	$2,113	$4,433	$10,806	$12,033	$22,839

Net loss per share—basic(1)	$158.74	$96.26	$15.65	$40.50	$59.92	-	-
Weighted average number of shares—basic	11,660	83,025	128,493	107,539	178,579	-	-

(1)	We have incurred losses in each period since inception; accordingly, diluted loss per share is not presented.

Comparison of Six Months Ended June 30, 2010 and Six Months Ended June 30, 2011

The following table shows the amounts of the listed items from our consolidated statements of operations for the periods presented, showing period-over-period changes:

	Six months ended June 30,		$ Increase (decrease)
	2010	2011
	(unaudited)
	(in thousands)
Licensing revenue from related parties	$951	$-	$(951)

Operating expenses:
General and administrative	825	2,562	1,737
Research and development, net	1,426	6,602	5,176
Business development	59	16	(43)
Depreciation of property and equipment and amortization of intangible assets	251	260	9
Foreign exchange (gain) loss	126	(5)	(131)

Operating expenses	2,687	9,435	6,748

Operating loss	1,736	9,435	7,699
Amortization of deferred financing costs	-	12	12
Financial charges	-	1,359	1,359
Interest revenue from related parties	(89)	-	89
Income taxes	-	-	-
Equity participation in loss of Bioamber S.A.S.	2,786	-	(2,786)

Net loss	$4,433	$10,806	$6,373

Net loss attributable to:
BioAmber Inc. stockholders	$4,356	$10,700	$6,344
Non-controlling interest	77	106	29

	$4,433	$10,806	$6,373

Licensing revenue from related parties

Licensing revenue from related parties decreased from $951,000 for the six months ended June 30, 2010 to zero for the six months ended June 30, 2011 due to the elimination of licensing fees invoiced to Bioamber S.A.S. following the acquisition of control effective October 1, 2010.

General and administrative expenses

General and administrative expenses increased by $1.7 million to $2.6 million for the six months ended June 30, 2011 as compared to $825,000 for the six months ended June 30, 2010 primarily due to an increase in our headcount, salary increases and performance bonuses of $484,000. The stock-based compensation expense attributable to administrative staff increased by $187,000 due to stock options granted as signing and performance bonuses. In addition, the majority of the remainder of the increase related to the acquisition and consolidation of Bioamber S.A.S. and our expansion strategy, which included a new subsidiary in Luxembourg and the planned construction of our manufacturing facility in Sarnia, Ontario.

Research and development expenses, net

Research and development expenses, net increased by $5.2 million to $6.6 million for the six months ended June 30, 2011 as compared to $1.4 million for the six months ended June 30, 2010 primarily due to the consolidation of Bioamber S.A.S. results into our financial statements for the six months ended June 30, 2011. These expenses were recognized in our consolidated statement of operations within the “Equity participation in losses of Bioamber S.A.S.” line for the six months ended June 30, 2010. In addition, the increase was also due to costs incurred in the development of our new bio-BDO and bio-adipic acid platforms and the costs for patents maintenance and new applications. Our research and development expenses for the six months ended June 30, 2010 included $1.8 million for production costs and were net of $154,000 of research and development tax credits. Our research and development expenses for the six months ended June 30, 2011 included $629,000 for production costs and were net of $123,000 from the sale of products.

Business development expenses

Business development expenses decreased by $43,000 to $16,000 for the six months ended June 30, 2011 as compared to $59,000 for the six months ended June 30, 2010 due to the different nature of the expenses recorded in the two periods. During the six months ended June 30, 2010, the expenses were related to due diligence fees incurred in connection with the acquisition of Sinoven in February 2010. During the six months ended June 30, 2011, the expenses were related to marketing research costs for the potential expansion to a new market.

Depreciation of property and equipment and amortization of intangible assets

Depreciation of property and equipment and amortization of intangible assets expense increased by $9,000 to $260,000 for the period ended June 30, 2011 as compared to $251,000 for the period ended June 30, 2010, which was due to newly acquired assets during the six months ended June 30, 2011.

Financial charges

Financial charges of $1.4 million for the six months ended June 30, 2011 included amounts representing the increase in estimated fair value of the contingent consideration payable in connection with the Sinoven acquisition as well as the estimated fair value of the warrants issued in connection with the conversion of convertible notes in April 2011.

Equity participation in losses of Bioamber S.A.S.

Equity participation in losses of Bioamber S.A.S. decreased from $2.8 million in the six months ended June 30, 2011 to zero in the six months ended June 30, 2011 following the acquisition of control effective October 1, 2010.

Comparison of the Year Ended June 30, 2010 to the Six Months Ended December 31, 2010

We changed our fiscal year end from June 30 to December 31, effective fiscal year ended December 31, 2010. Consequently, the period ended December 31, 2010 comprises six months only as compared to twelve months during the year ended June 30, 2010. The following table shows the amounts of the listed items from our consolidated statements of operations for the periods presented, showing period-over-period changes:

	Year ended June 30, 2010	Six months ended December 31, 2010	$ Increase (decrease)
	(in thousands)
Licensing revenue from related parties	$966	$75	$(891)

Operating expenses:
General and administrative	1,543	1,590	47
Research and development, net	1,458	4,841	3,383
Business development	59	103	44
Depreciation of property and equipment and amortization of intangible assets	484	264	(220)
Foreign exchange (gain) loss	121	(26)	(147)

Operating expenses	3,665	6,772	3,107

Operating loss	2,699	6,697	3,998
Amortization of deferred financing costs	157	2	(155)
Financial charges	962	155	(807)
Interest revenue from related parties	(89)	(73)	16
Income taxes	-	-	-
Equity participation in losses of Bioamber S.A.S.	4,340	1,548	(2,792)
Gain on re-measurement of Bioamber S.A.S.	-	(6,216)	(6,216)

Net loss	$8,069	$2,113	$(5,956)

Net loss attributable to:
BioAmber Inc. stockholders	7,992	2,011	(5,981)
Non-controlling interest	77	102	25

	$8,069	$2,113	($5,956)

Licensing revenue from related parties

Licensing revenue from related parties decreased by $891,000 due the elimination of licensing fees invoiced to Bioamber S.A.S. following the acquisition of control effective October 1, 2010. As a result, the revenue recognized during the six months ended December 31, 2010 is for the three months from July to September 2010 as compared to twelve months in the period ended June 30, 2010.

General and administrative expenses

General and administrative expenses for the six months ended December 31, 2010 increased by $47,000 to $1.6 million for the six months ended December 31, 2010 as compared to $1.5 million for the year ended June 30, 2010. The increase was mostly due to the stock-based compensation expense which increased by $263,000 and performance bonuses awarded in July 2010. The increase was also in part due to the acquisition of Bioamber S.A.S. The described increases were partially offset by lower payroll, legal and accounting, rent and utilities insurance, marketing and membership expenses, as a result of the shorter six month period.

Research and development expenses, net

Research and development expenses, net increased by $3.4 million to $4.8 million for the six month period ended December 31, 2010, as compared to $1.5 million for the year ended June 30, 2010. This increase was primarily due to expenses incurred in connection with the development of our technology. This increase was also due to the consolidation of the results of Bioamber S.A.S. in this period. Payroll expenses related to research and development personnel increased by $230,000 as result of employees hired for our research and development facility in Minneapolis, including our Chief Technology Officer. These increases were partially offset by lower costs associated with the operation of the facility in France, as well as lower minimum royalties expense and stock-based compensation expense as a result of the shorter six month period. Our research and development expenses for the six months ended December 31, 2010 included $1.1 million for production costs, and were net of $503,000 of research and development tax credits and $10,000 from the sale of products. Our research and development expenses for the year ended June 30, 2010 included $3.8 million for production costs and were net of $307,000 of research and development tax credits.

Business development expenses

Business development expenses increased by $44,000 to $103,000 for the six month period ended December 31, 2010, as compared to $59,000 for the year ended June 30, 2010, as a result of marketing research costs. The expenses recognized as business development expenses for the year ended June 30, 2010 were due diligence fees incurred in connection with the acquisition of Sinoven in February 2010.

Depreciation of property and equipment and amortization of intangible assets

Depreciation of property and equipment and amortization of intangible assets expense decreased by $220,000 to $264,000 for the six month period ended December 31, 2010, as compared to $484,000 for the year ended June 30, 2010 as a result of the shorter six month period.

Financial charges

The financial charges decreased by $807,000 to $155,000 for the six month period ended December 31, 2010, as compared to $962,000 for the year ended June 30, 2010, which was due to accreted interest on convertible debt incurred in the year ended June 30, 2010, which was not incurred in the six months ended December 31, 2010, offset by the increase in the estimated fair value of contingent consideration.

Equity participation in losses of Bioamber S.A.S.

The amount of equity participation in the losses of Bioamber S.A.S. decreased by $2.8 million to $1.5 million for the six month period ended December 31, 2010, as compared to $4.3 million for the year ended June 30, 2010, due to the acquisition of Bioamber S.A.S., which was effective October 1, 2010, and the recognition of losses for the three month period from July 2010 to September 2010. The losses for the three month period from October 2010 to December 2010 were included as part of the consolidated amounts of expenses on our financial statements.

Gain on re-measurement of Bioamber S.A.S.

For the six month period ended December 31, 2010, in connection with the acquisition of the 50% of Bioamber S.A.S. we did not already own, the 50% held equity interest was re-measured to its estimated fair value resulting in a gain of $6.2 million, which is presented in the consolidated statement of operations.

Comparison of the 258 Day Period Ended June 30, 2009 to the Year Ended June 30, 2010

We were incorporated on October 15, 2008. As a result, the period ended June 30, 2009 includes 258 days as compared to the fiscal year ended June 30, 2010, which includes twelve months. The following table shows the amounts of the listed items from our consolidated statements of operations for the periods presented, showing period-over-period changes:

	258 day period ended June 30, 2009	Year ended June 30, 2010	$ Increase (decrease)
	(in thousands)
Licensing revenue from related parties	$260	$966	$706

Operating expenses:
General and administrative	652	1,543	891
Research and development, net	405	1,458	1,053
Business development	-	59	59
Depreciation of property and equipment and amortization of intangible assets	390	484	94
Foreign exchange loss	9	121	112

Operating expenses	1,456	3,665	2,209

Operating loss	1,196	2,699	1,503
Amortization of deferred financing costs	14	157	143
Financial charges	656	962	306
Interest revenue from related parties	-	(89)	(89)
Income taxes	(900)	-	900
Equity participation in loss of Bioamber S.A.S.	885	4,340	3,455

Net loss	$1,851	$8,069	$6,218

Net loss attributable to:
BioAmber Inc. stockholders	$1,851	$7,992	$6,141
Non-controlling interest	-	77	77

	$1,851	$8,069	$6,218

Licensing revenue from related parties

Revenues increased by $706,000 to $966,000 for the year ended June 30, 2010 as compared to $260,000 for the 258 day period ended June 30, 2009. The increase was due to the greater number of days in the year ended June 30, 2010 as compared to the 258 day period ended June 30, 2009.

General and administrative expenses

General and administrative expenses increased by $891,000 to $1.5 million for the year ended June 30, 2010 as compared to $652,000 for the 258 day period ended June 30, 2009. The increase was due to the launching of our business’s core activities at the beginning of January 2009, following the spin-off transaction completed in December 2008. Payroll and related expenses increased by $687,000 due to the hiring of employees and a performance bonus accrued in June 2010. These increases were partially offset by a decrease in stock-based compensation of $33,000.

Research and development expenses, net

Research and development expenses, net increased by $1.1 million to $1.5 million for the year ended June 30, 2010 as compared to $405,000 for the 258 day period ended June 30, 2009. The increase was due to the fact that the year ended June 30, 2010 included twelve months as compared to the 258 days in the period ended June 30, 2009 and due to new expenses incurred in connection with expansion of our bio-succinic acid platform and up-front payments and minimum annual royalties amounting to $458,000. Stock-based compensation increased by $307,000 related to stock options granted in November 2009 and February 2010. These increases were partially offset by a decrease in costs related to patent maintenance of $107,000. Our research and development expenses for the year ended June 30, 2010 included $3.8 million for production costs and were net of $307,000 of research and development tax credits. Our research and development expenses for the 258 day period ended June 30, 2009 included $569,000 for production costs.

Business development

Business development expenses were $59,000 for the year ended June 30, 2010 as compared to zero for the 258 day period ended June 30, 2009. The increase was the result of due diligence fees incurred in connection with the acquisition of Sinoven in February 2010.

Depreciation of property and equipment and amortization of intangible assets

Depreciation of property and equipment and amortization of intangible assets expense increased by $94,000 to $484,000 for the year ended June 30, 2010 as compared to $390,000 for the 258 day period ended June 30, 2009. The increase was primarily as a result of the fact that the year ended June 30, 2010 included twelve months as compared to the 258 days in the period ended June 30, 2009, as well as due to the depreciation of the additional assets acquired in February 2010 with our acquisition of Sinoven.

Financial charges

Financial charges increased by $306,000 to $962,000 for the year ended June 30, 2010 as compared to $656,000 for the 258 day period ended June 30, 2009. The increase was due to accreted interest incurred on convertible notes issued in June 2009 and in October 2009.

Equity participation in loss of Bioamber S.A.S.

Equity participation in loss of Bioamber S.A.S. increased by $3.5 million to $4.3 million for the year ended June 30, 2010 as compared to $885,000 for the 258 day period ended June 30, 2009. The increase was due to our share in the losses incurred by Bioamber S.A.S. The Bioamber S.A.S. losses are comprised primarily of research and development expenses related to the projects for the development of bio-succinic acid and bio-BDO, as well as other research and development activities conducted.

Pro Forma Financial Information

The unaudited pro forma information presented below reflects the combined results of operations of BioAmber Inc. and Bioamber S.A.S. for the year ended June 30, 2010 and the six months ended December 31, 2010 as if the acquisition of Bioamber S.A.S. had occurred on July 1, 2009:

	Year ended June 30, 2010
	BioAmber Inc. Consolidated	BioAmber Inc. Pro Forma	Difference
	(in thousands)
Licensing revenue from related parties	$966	$–	$(966)
Operating expenses	$3,665	$11,183	$7,518
Net loss	$8,069	$12,410	$4,341
	Six months ended December 31, 2010
	BioAmber Inc. Consolidated	BioAmber Inc. Pro forma	Difference
	(in thousands)
Licensing revenue from related parties	$75	$-	$(75)
Operating expenses	$6,772	$9,646	$2,874
Net loss	$2,113	$9,876	$7,763

For more information see the section entitled “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus.

Liquidity and Capital Resources

From inception through June 30, 2011, we have funded our operations primarily through an aggregate of $48.3 million from issuance of common stock, exercised warrants and options and $7.8 million from issuance of convertible notes. As of June 30, 2011, our cash totaled $35.5 million. Based on our historical data and current level of operations, we believe that we will be able to finance the next twelve months with the amount of available cash. We are also confident that we will be able to finance the initial stages of our planned capital expenditures on the construction of our facility in Sarnia, Ontario. The expected cash needs for the funding of the initial stages of Sarnia are $74.0 million, of which $27.3 million is expected to come from us. The remainder will be funded from various governmental grants and low interest loans and equity from our joint venture partner. Construction is set to begin in January 2012 and be completed in mid-2013. In addition, we will require funds of $24.0 million over the next 15 months to fund our research and development programs and for general corporate purposes. The attainment of successful future operations depends to a great extent on the capital raised in this offering, development of our current research activities and technologies, successful launch of our products, attracting key customers and retaining qualified personnel members.

The following table sets forth the major sources and uses of cash for each of the periods set forth below:

	258 day period ended June 30, 2009	Year ended June 30, 2010	Six months ended December 31, 2010	Six months ended June 30, 2010	Six months ended June 30, 2011
	(in thousands)
Net cash (used in) operating activities	$(2,037)	$(5,175)	$(5,836)	$(3,657)	$(8,562)
Net cash (used in)/provided by investing activities	$-	$(23)	$1,003	$(23)	$(27)
Net cash provided by financing activities	$3,829	$7,521	$1,986	$8	$42,814

Operating activities

The cash from operating activities is primarily used for general and administrative expenses and research and development activities. These include expenses on research and development projects, consultancy and advisory fees from third parties, licensing and royalty expenses, payroll expenses, legal and accounting expenses and office rent and utilities among other things.

Cash used in operating activities during the period since inception to June 30, 2009 of $2.0 million reflected our net loss of $1.9 million adjusted with net non-cash charges for a total of $1.1 million and a negative change in operating assets and liabilities of $1.3 million. Non-cash adjustments included write off, depreciation and amortization of assets of $390,000, equity participation in the loss of Bioamber S.A.S. of $885,000, accreted interest of $656,000 as well as a deferred income taxes of $900,000. The amount of operating assets and liabilities represented an outflow due to an increase in related party receivables and a decrease in current liabilities.

Cash used in operating activities during the year ended June 30, 2010 was a net outflow of $5.2 million representing a net loss of $8.1 million offset by non-cash charges totaling $6.1 million and a negative change in operating assets and liabilities of $3.2 million. Non-cash adjustments included depreciation and amortization of assets of $484,000, equity participation in loss of Bioamber S.A.S. of $4.3 million, accreted interest of $962,000, stock-based compensation expense of $470,000, $157,000 of amortization of deferred financing costs as well as $274,000 in adjustment for unrealized exchange rate loss. The amount of operating assets and liabilities is a net outflow of $3.2 million due to an increase in receivables which net of an increase in current liabilities.

Cash used in operating activities during the six months ended December 31, 2010 reflected the net loss of $2.1 million adjusted with net negative non-cash charges for a total of $3.6 million and a negative change in operating assets and liabilities of $75,000. Non-cash adjustments included depreciation and amortization of assets of $264,000, a stock-based compensation expense of $635,000, a gain on the acquisition of Bioamber S.A.S. of $6.2 million and a loss of $1.5 million from equity participation in Bioamber S.A.S. In addition, the net loss was adjusted with $155,000 of accreted interest and $36,000 from unrealized exchange rate loss. The amount of operating assets and liabilities is a net outflow of $75,000 due to an overall increase in receivables which offsets the lower increase in payables.

Cash used in operating activities during the six months ended June 30, 2010 reflected the net loss of $4.4 million adjusted with net non-cash charges for a total of $3.0 million and a negative change in operating assets and liabilities of $2.3 million. Non-cash adjustments included depreciation and amortization of assets of $251,000, a stock-based compensation expense of $303,000, a loss of $2.8 million from equity participation in Bioamber S.A.S. and $305,000 from unrealized exchange rate loss. The amount of operating assets and liabilities is a net outflow of $2.3 million due to an increase in receivables which offsets the lower increase in payables.

Cash used in operating activities during the six months ended June 30, 2011 reflected the net loss of $10.8 million adjusted with net non-cash charges for a total of $2.3 million and a negative change in operating assets and liabilities of $75,000. Non-cash adjustments included depreciation and amortization of assets of $260,000, a stock-based compensation expense of $657,000, accreted interest of $1.4 million and $31,000 from unrealized exchange rate gain. The amount of operating assets and liabilities is a net outflow of $75,000 due to an overall decrease in liabilities which offsets the lower decrease in receivables.

Investing activities

Our investing activities consist primarily of capital expenditures throughout all periods and cash received in the acquisition of Bioamber S.A.S. during the six-month period ended December 31, 2010.

During the period ended June 30, 2009, we did not have any cash outflow related to investing activities. In the year ended June 30, 2010, cash used for investing activities included $23,000 of asset acquisitions and paid as cash consideration on the acquisition of Sinoven.

During the six months ended December 31, 2010, cash used for investing activities included $14,000 on property and equipment purchases offset by an inflow of $1.0 million from the acquisition of Bioamber S.A.S. During the six-month periods ended June 30, 2010 and June 30, 2011, the only outflows were related to property and equipment purchases and amounted to $23,000 and $27,000, respectively.

Financing activities

During the period ended June 30, 2009, we issued a bridge loan in the amount of $585,000 to finance our operations which was repaid in full at the period end. The major source of financing for this period was the issuance of convertible notes, the net proceeds of which amounted to $3.8 million.

During the year ended June 30, 2010, our primary source of financing was the proceeds from the private placement for total net proceeds amounting to $7.4 million. In addition, we received proceeds from the exercise of common stock warrants totaling to $103,000 and proceeds from the exercise of stock options amounting to $8,000.

During the six months ended December 31, 2010, the single source of inflow from financing activities were the proceeds from issuance of convertible notes for a net amount of $2.0 million.

For the six-month period ended June 30, 2010, the inflow from financing activities was from proceeds from exercised stock options for the amount of $8,000. In contrast, during the six months ended June 30, 2011, the inflow from financing activities consisted of $40.8 million net proceeds from a private placement. In addition, we financed our operations through the issuance of convertible notes, the net proceeds of which amount to $2.0 million and through the proceeds on exercised warrants for a total of $55,000.

Contractual Obligations and Commitments

The following table summarizes the future minimum commitments arising from our contractual obligations as of December 31, 2010:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Debt	$-	$-	$-	$-	$-
Operating leases(1)	1,333	436	538	332	27
Minimum royalty payments(2)	4,584	833	1,740	443	1,568

Total	$5,917	$1,269	$2,278	$775	$1,595

(1)	We lease our premises and other assets under various operating leases.
(2)	We entered into exclusive license agreements that provide for the payment of minimal annual royalties. As of December 31, 2010, we had contractual agreements with four partners that involve minimum annual royalties. The royalties that we owe are in return for use of proprietary tools, patents and know-how. The actual expenses incurred as of June 30, 2011 amounted to a total of $1,177,000, $168,000, $1,139,000, $1,044,000 and zero for the six months ended June 30, 2011, June 30, 2010 and December 31, 2010, the year ended June 30, 2010 and the period from October 15, 2008 (inception) to June 30, 2009, respectively. These amounts are included in research and development expenses.

Off-balance Sheet Arrangements

During the periods presented, we did not have, and we do not currently have, any relationships with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk

We had unrestricted cash totaling $1.8 million, $4.1 million, $1.3 million and $35.5 million at June 30, 2009, June 30, 2010, December 31, 2010 and June 30, 2011, respectively. These amounts were deposited in cash and bank current accounts and were held for working capital purposes. Our primary objective is to preserve our capital for the purpose of funding our operations. We do not enter into investments for trading or speculative purposes.

Commodity price risk

We use glucose in our processes, which can be derived from corn, wheat and other feedstocks. Thus, our raw material is sensitive to price fluctuations in feedstock commodities. Prices of corn, wheat and other feedstocks are subject to fluctuations due to unpredictable factors such as weather, quantities planted and harvested, changes in national and global supply and demand, and government programs and policies.

Foreign currency risk

We currently conduct our operations in U.S. dollars, Canadian dollars and Euros, which exposes us to fluctuations in foreign currency exchange rates. As we move our production to our planned facility in Sarnia, Ontario, we expect our foreign currency risk to decrease as our sources and uses of cash will be primarily in U.S. dollars. We will monitor foreign currency exposures and will look to mitigate exposures through normal business operations such as manufacturing and selling in the same currencies.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP, and comprise the financial position and results of operations of us and our subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation. The financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board, or FASB. The FASB sets GAAP to ensure financial condition, result of operations, and cash flows are consistently reported. References to GAAP issued by FASB in these policies are to the FASB Accounting Standards Codifications, or FASB ASC. Our discussions and analysis of our financial condition and results of operations is based upon these consolidated financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. They are based on historical data, experience and other factors that are believed to have been reasonable at the time. Our management reviews the assumptions, estimates and judgments on an annual basis or when deemed necessary. Actual results could differ from those estimates. Should the assumptions, estimates and judgments change, they will affect the data reported in our consolidated financial statements. Significant areas requiring the use of significant management estimates include fair value determination of assets, liabilities and consideration paid or payable in connection with business acquisitions, contingent consideration, tax credits receivable, fair value of intangible assets and goodwill, income taxes, stock-based compensation and value of certain equity instruments.

While we have provided a detailed review of our significant accounting policies in note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe that the ones described below are the most critical to allow a better understanding and evaluation of our financial position and results.

Revenue recognition

We are a development stage enterprise engaged in the research and development of our bio-succinic acid technology and other derivative technologies, attracting key management and personnel, building customer relations through testing and application of our products derived from bio-succinic acid and raising capital.

Licensing revenue from related parties includes the fees charged to Bioamber S.A.S. for the use of BioAmber Inc.’s proprietary technologies and know-how. Following the acquisition of Bioamber S.A.S. on September 30, 2010, intercompany revenues are eliminated on consolidated basis for reporting purposes. The licensing revenue is recognized on an accrual basis in accordance with the substance in the relevant agreements in force. The revenue from all services is recognized in the period during which the services have been rendered.

Revenue is recognized when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met. To date, we have not recognized any product revenue. Sales of our products to potential customers are incidental to our research and development efforts and accordingly have been recorded as a reduction of research and development expenses.

Valuation of in process research and development

On September 30, 2010, we acquired the 50% share capital of Bioamber S.A.S. that we did not own for $12.7 million. As a result of the transaction, consideration allocated to in-process research and development, or IPR&D, was $12.2 million of which $11.1 million related to bio-succinic acid and $1.2 million related to derivative products. IPR&D acquired through business combinations is accounted for as an indefinite-lived intangible asset until completion or abandonment of the associated research and development efforts. Therefore, such assets are not amortized, but are tested for impairment at least annually. Once the research and development activities are completed, the assets will be amortized over the related product’s useful life. If the project is abandoned, the assets will be written off if they have no alternative future use.

The in-process research and development was allocated based on a project related to bio-succinic acid and its derivatives that we were developing for future sale in commercial markets. This value was calculated using the income method which measures the expected economic benefit of the asset based on reasonable estimated future cash flows (net of expenses) discounted back at an appropriate discount rate. These projects are deemed to require significant additional research and development efforts before the products could be deemed ready for commercial use. In addition, the volumes of product included in the valuation were dependent upon building commercial scale plant capacity that incorporated the additional technology and process improvements, in order to be realized.

The future benefits from these projects are deemed to arise from royalty revenues that would be paid to us in the future once the technologies were ready for market and the plant capacity was in place, off-set by the directly related research and development costs that would be required. The estimated timing for initial commercial revenue of our bio-succinic acid is the first quarter of 2012, and as a result, we estimate incurring an additional $14.1 million for research and development expenses related to these projects. Following the introduction of our products, we expect research and development expenses related to those products to decrease significantly and become more directed at keeping those products competitive in the markets they served. The valuation was performed using future cash flows over a ten year time frame. The risk adjusted rate used for the research and development of the bio-succinic acid portion of this project was 17% and the rate used for the research and development of the derivatives portion of this project was 36%. At this time, the research and development continues on these projects and there are no material changes to the estimates used in the valuation for the timing of completion of the project.

Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized, but is reviewed for impairment on an annual basis, or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, using a discounted cash flow model.

Our goodwill is attributed to one reporting unit, Bioamber S.A.S., and we have selected June 30 as the date to perform our annual impairment test. In testing for impairment of goodwill we must make assumptions regarding estimated future cash flows to be derived from Bioamber S.A.S. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of Bioamber S.A.S. to its net book value, including goodwill.

If the net book value exceeds its fair value, then we perform the second step of the goodwill impairment test to determine the amount of the impairment loss. The impairment loss would be calculated by comparing the fair value of the goodwill to its net book value. In calculating the fair value of Bioamber S.A.S., the fair value of Bioamber S.A.S. is allocated to all of the other assets and liabilities based on their fair values. The excess of the fair value of Bioamber S.A.S. over the amount assigned to its other assets and liabilities is the fair value of goodwill. An impairment loss is recognized when the carrying amount of goodwill exceeds its fair value. As of the date of our evaluation, the estimated fair value of the Bioamber S.A.S. reporting unit was substantially in excess of its carrying value. Accordingly, there was no impairment of goodwill recorded for the periods ended December 31, 2010 or June 30, 2011.

Research and development tax credits

From its inception date and until December 31, 2010, Bioamber S.A.S. applied for a research and development tax credit, or an R&D tax credit, for our research in France. Bioamber S.A.S.’s research and development expenses consist of amounts payable to ARD for the purpose of using the facility in France owned by ARD and leased to Bioamber S.A.S. to develop and commercialize bio-succinic acid as well as amounts paid to consultants. We account for tax credits as a reduction of research and development expenses, based on the best estimate of the amount considered probable of being received from the French tax authorities.

Pursuant to the French finance act in effect on January 1, 2011, all outsourced research and development expenses will no longer be eligible to claim R&D tax credits. Therefore we will no longer be in a position to claim R&D tax credits, unless we conduct in-house research and development in France

Long-lived asset impairment

We assess the fair value of our long-lived assets in accordance with FASB ASC 360, Property, Plant, and Equipment (previously FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets). At the end of each reporting period we evaluate whether there is objective evidence of events or changes in business conditions which suggest that an asset should be impaired. Examples of such events or indications could include decrease in the market price of the assets, adverse changes in the business climate, legal or regulatory factors, obsolescence or significant damage to the assets. In such cases we determine the fair value based upon forecasted undiscounted cash flows which the assets are expected to generate and the net proceeds expected from their sale. If the carrying amount exceeds the fair value of the asset it is decreased by the difference between the two being the amount of the impairment. As of June 30, 2011, we have not identified evidence of impairment of our long-lived assets.

Stock-based compensation

We account for our stock-based compensation expense in accordance with Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation. Stock options are granted to employees at exercise prices equal to the estimated fair value of our stock at the grant dates. Stock options vest over two, three or four years and have a term of ten years. Each stock option entitles the holder to purchase one common share per unit. Exercised stock options are converted using the outstanding shares. Compensation expense is recognized over the period during which an employee is required to provide services in exchange for the award, generally the vesting period.

The following table summarizes the stock options granted from March 1, 2010 through June 30, 2011 with their exercise prices, the fair value of the underlying common stock and the intrinsic value per share, if any:

Date of issuance	Number of options	Exercise price per share	Fair value	Intrinsic value
March 1, 2010	2,000	$201.00	$166.01	-
July 21, 2010	8,400	$201.00	$162.97	-
January 12, 2011	3,000	$201.00	$190.51	-
June 27, 2011	16,200	$369.14	$295.35	-

In the absence of a public trading market, we determined a reasonable estimate of the then current fair value of our common stock for the purposes of granting stock based compensation. We determined the fair value of our common stock utilizing methodologies and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (AICPA Practice Aid) as well as several other factors including the nature and history of our business, our historical operations and results as well as investors perception of the value of our business at the time, based on completed equity capital raises.

Warrants

We accounted for all issued warrants to purchase our common stock as equity on our consolidated balance sheets at fair value because the warrants are not redeemable. As such, our warrants are not subject to remeasurement at each balance sheet date. We estimated the fair value of warrants at the respective issuance date utilizing the Black-Scholes pricing model. The Black-Scholes pricing model requires a number of variables that require management judgment including the estimated price of the underlying instrument, the risk-free interest rate, the expected volatility, the expected dividend yield and the expected exercise period of the warrants. Our Black-Scholes assumptions are discussed in greater detail in “—Stock-Based Compensation” section below.

As at December 31, 2010, we had the following warrants outstanding to acquire common stock:

Number	Exercise price	Expiration date
14,363	$37.52	February 2012—September 2019
17,954	$50.00	February 2019
1,819	$100.00	April 2011
7,861	$201.00	October 2014—June 2019

41,997

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update, or (ASU), no. 2010-06, Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements, which provides guidance on how investment assets and liabilities are to be valued and disclosed. The amendment requires entities to disclose the input and valuation techniques used to measure fair value of both recurring and non-recurring fair value measurements for Level II and Level III positions. It also requires disclosures about transfers into and out of Levels I and II and separate disclosures about purchases, sales, issuances, and settlements relating to Level III measurements which must be shown on a gross basis roll forward rather that as one net number. It clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level III activity of purchase, sales, issuances, and settlements, which will be effective for the fiscal years beginning after December 15, 2010. The adoption of this standard did not have a material impact on the consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangible –Goodwill and Other (Topic 350): When to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. This update requires an entity to perform all steps in the test for a reporting unit whose carrying value is zero or negative if it is more likely than not (more than 50%) that a goodwill impairment exists based on qualitative factors, resulting in the elimination of an entity’s ability to assert that such a reporting unit’s goodwill is not impaired and additional testing is not necessary despite the existence of qualitative factors that indicate otherwise. The adoption of this ASU did not have a material impact on our financial statements.

In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718)—Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (A consensus of the FASB Emerging Issues Task Force), or ASU 2010-13. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. This clarification of existing practice is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, with early application permitted. The adoption of this update did not have an impact on our financial condition or results of operations.

In May 2011, the FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level III inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance will be effective beginning January 1, 2012. Other than requiring additional disclosures, we do not anticipate material impacts on their consolidated financial statements upon adoption.

BUSINESS

Overview

We are a next-generation chemicals company. Our proprietary technology platform combines industrial biotechnology, an innovative purification process and chemical catalysis to convert renewable feedstocks into chemicals that are cost-competitive replacements for petroleum-derived chemicals. We currently sell our first product, bio-succinic acid, to customers in a variety of chemical markets in connection with our product and market development efforts. We manufacture our bio-succinic acid in a facility using a commercial scale 350,000 liter fermenter in Pomacle, France, which we believe to be one of the largest bio-based chemical manufacturing facilities in the world. We have produced 487,000 pounds, or 221 metric tons, of bio-succinic acid at this facility.

We have achieved a number of accomplishments through the successful implementation of our proprietary technology platform including:

•	a history of commercial scale fermentation and continuous purification;

•	low-cost bio-succinic acid production capability;

•	a customer-qualified manufacturing facility;

•	supply agreements for the sale of over 84,000 metric tons of bio-succinic acid and its derivatives over the next five years;

•	an equity partnership for our first global scale biochemical production facility; and

•	multiple exclusive technology partnerships.

Succinic acid can be used to manufacture a wide variety of products used everyday, including plastics, food additives and personal care products, and can also be used as a building block for a number of derivative chemicals. Today, petroleum-derived succinic acid is not being used in many potential applications because of its relatively high production costs and selling price. We believe that our low-cost production capability and our development of next-generation bio-succinic derived products including BDO, which is used to produce polyesters, plastics, spandex and other products, will provide us with access to a more than $10 billion market opportunity. Combining these opportunities with other building block chemicals we are developing, including adipic acid and caprolactam, which are used in the production of nylons, we believe that our total addressable market is in excess of $34 billion.

We believe we can produce bio-succinic acid that is cost-competitive with succinic acid produced from oil priced as low as $35 per barrel, based on management’s estimates of production costs at our planned facility in Sarnia, Ontario and an assumed corn price of $6.50 per bushel. We expect the productivity of our next-generation organism and on-going process improvements to further reduce our production costs. Our ability to compete on cost is not dependent on government subsidies or tariffs.

We are working to rapidly expand our accessible markets and product portfolio. We have entered into strategic relationships with several leading companies, such as our multi-year agreement with Mitsubishi Chemical Corporation for bio-succinic acid. We have also entered into agreements with Lanxess, Solvay and others for the development of other bio-succinic acid derivatives.

We have also entered into technology partnerships to lower our production costs, expand our product portfolio and enhance our chemical production platform. We have established multiple technology licenses or collaborations, including with Cargill, DuPont, MATRIC, ARD, Celexion and entities funded by the DOE.

In order to support our growth strategy, we have begun to rapidly expand our manufacturing capacity. We have entered into a joint venture agreement with Mitsui for our next manufacturing facility in Sarnia, Ontario, which has a projected full capacity of 34,000 metric tons of bio-succinic acid and 23,000 metric tons of bio-BDO. We have begun engineering and permitting for the initial phase of the facility, which will be fully funded through equity contributions by both us and Mitsui as well as a combination of government grants and interest-free loans. In addition, we and Mitsui intend to jointly build two additional facilities that will be co-located at existing industrial sites in Thailand and in either the United States or Brazil. These additional facilities are expected to each produce 65,000 metric tons of bio-succinic acid and 50,000 metric tons of bio-BDO at full capacity. Collectively, these three facilities are expected to represent an aggregate production capacity of 164,000 metric tons of bio-succinic acid and 123,000 metric tons of bio-BDO at full capacity.

Our Industry

The global chemical industry is a $4.1 trillion market, based on total global chemical shipments in 2010, according to the American Chemistry Council. Chemicals are utilized in a broad range of end-use markets, including heavy industry, mining, construction, consumer goods, textiles and healthcare.

While there is significant ongoing process innovation and technological development in the broader chemicals industry, producers are still heavily reliant on petroleum-derived feedstocks. The following table lists five of the key chemical classes from two carbon, or C2, to six carbon, or C6, that are primarily being produced from petroleum today along with examples of derivative compounds and end-use applications.

C2	C3	C4	C5	C6
• Ethylene • Ethylene Glycol • Polyethylene • PVC • Vinyl	• Acrylic • Polypropylene • Propylene	• Succinic Acid • BDO and THF • Butadiene • Maleic Anhydride • Polybutadiene • Polyurethanes	• Benzene • Phenol • Polycarbonate plastic • Polystyrene • Styrene	• Adipic Acid • Caprolactam • Caprolactone • Cyclohexane • Hexamethylene- Diamine (HMDA) • Hexanediol

• Anti-freeze • Building materials • Foam packaging • Plastic bags • Plastic films	• Automotive components • Coatings • Packaging • Plastic parts • Textiles and Fibers	• Adhesives • Elastomers • Footwear • Synthetic rubber • Tires	• Adhesives • Insulation • Packaging • Protective coatings • Synthetic rubber	• Carpet fiber • Clothing • Nylon • Thread, ropes and netting

However, these building blocks can also be produced by alternative methods such as harnessing biotechnology and using biochemical pathways to produce chemically identical versions from sustainable and renewable resources.

Reliance on Petrochemicals

While the global chemical industry provides many value-added products to industrial and consumer end-markets, it is facing an increasing number of challenges as a result of its significant reliance on petroleum as its primary feedstock for the following reasons:

•

A Finite, Non-Renewable Resource as its Primary Input.    Chemical companies are heavily dependent on oil, a finite, non-renewable resource that is in growing demand, particularly from developing economies such as India and China. While worldwide demand is growing, recent supply growth has been limited. As petroleum companies access increasingly remote reserves, the cost of replacing reserves is also increasing. Given the supply and demand pressures on such a critical input, chemical companies have shown growing interest in finding cost-effective, renewable alternatives.

•

Hydrocarbon Feedstock Price Volatility.    Crude oil prices have experienced significant price volatility over time. For example, during 2008, the market price per barrel of West Texas Intermediate crude oil ranged from a low of $30.81 to a high of $145.66 and was $94.26 as of November 4, 2011. As a result, we believe chemical companies are looking for more stable solutions.

•

Potential for Margins Pressure at Existing Petrochemical Facilities.    Given the price volatility around crude oil, chemical companies are increasingly concerned about rapid raw material price increases driven by supply shortages in basic petrochemical inputs that could negatively impact their profit margins. Due to the nature of contracts with their customers, chemical companies often cannot pass-through rising raw materials costs to their customers quickly.

•

Increasing Governmental Regulation.    Increasing government regulation and climate change initiatives are driving up the cost of using high carbon emitting processes, such as chemical production via petrochemicals. The third phase of the European Union’s Emission Trading System, or EU-ETS, when implemented, is expected to more broadly cover petrochemical production activities beginning in 2013, potentially increasing costs at European petrochemical plants by 5 to 10%. In addition to regulation of carbon emitting processes, the use of petrochemicals in certain products, such as plasticizers containing phthalates, are subject to increasing regulatory pressure.

•

Customer Demand for Renewable and Sustainable Products.    Customers are increasingly choosing renewable alternatives to products when available. 78% of U.S. consumers are either continuing to or increasingly purchasing environmentally responsible products despite the general economic downturn, according to a 2009 Cone Consumer environmental survey. As consumers become more aware of the environmental footprint of petroleum-derived products, they may shy away from less sustainable products in favor of readily available, non-petrochemical based alternatives, especially if these products are priced competitively.

Biochemical Alternatives

There is significant and growing demand for a low-cost and sustainable alternative to using petroleum for chemical production. Multiple biochemical processes have been developed to address this demand, primarily using microorganisms that can convert sugars derived from renewable feedstocks into various chemical building blocks including:

•

Bio-succinic acid: A biologically produced, chemically identical replacement for petroleum-derived succinic acid that can be utilized to produce derivative products such as bio-BDO, and can substitute petrochemicals such as maleic anhydride, phthalic acid, acetic acid and adipic acid in a number of applications. Target end-uses for bio-succinic acid include plasticizers, polyurethanes, personal care products, resins and coatings, de-icing solutions, lubricants and food additives.

•	Bio-adipic acid: A biologically produced, chemically identical replacement for adipic acid. Target end-uses for bio-adipic acid include nylon fibers, resins, plasticizers, solvents and adhesives.

Bio-succinic acid and bio-adipic acid are often referred to as “building block” chemicals because they can be converted into intermediate chemicals that are then used in the production of a wide array of consumer end-products. Bio-succinic acid is produced from renewable sugars in a carbon dioxide-sequestering process, which results in theoretical yields of 112% relative to the weight of sugar inputs, as compared to theoretical yields of 51% for ethanol, and even lower theoretical yields for several other bio-based chemicals. Bio-adipic acid is also produced from renewable sugars in a process that does not consume carbon dioxide, but is free of nitrous oxide emissions, which are a significant drawback of the petrochemical process.

Despite their inherent benefits, there has not been a critical mass of bio-based chemical manufacturing facilities operating at sufficient scale to prove out the cost and quality necessary to compete with their petrochemical equivalents. We believe that if manufacturers of bio-based chemicals can produce at reduced costs compared to their petrochemical equivalents, the market for the bio-based chemicals could be significantly larger than it is today. The high cost of producing succinic acid from petroleum feedstock has limited its use to high value applications, such as pharmaceuticals. We believe there is a significant opportunity for bio-based chemical manufacturers who can reliably deliver product at scale, with the required specifications of potential customers and at a competitive cost.

Our Solution

Our proprietary technology platform combines industrial biotechnology, an innovative purification process and chemical catalysis to convert renewable feedstocks into chemicals that are cost-competitive replacements for petroleum-derived chemicals. The development of our current organism was originally funded by the DOE in the late 1990s, was further developed and scaled up, and optimized by us at the large-scale manufacturing facility in France. We have reliably delivered high quality, cost-competitive bio-succinic acid that meets the specifications of large chemical companies. We believe our solution enables us to address multiple large chemical markets, including polyurethanes, plasticizers, personal care products, de-icing solutions, resins and coatings, food additives and lubricants, that are currently being served by petrochemicals by:

•	providing value to chemical companies through cost-competitive, renewable chemical alternatives that offer equal or better performance;

•	delivering products in quantities, which we believe are in excess of our bio-based competitors, that enable our customers to test and certify our products;

•	continuing to innovate microorganisms and purification processes to further drive down production costs and expand the market opportunity;

•	mitigating the impact of potential feedstock volatility by using less feedstock per ton of output than most other sugar-based processes for biochemicals other than succinic acid; and

•

producing significantly lower greenhouse gas emissions than the processes used to manufacture petroleum-based products by sequestering carbon dioxide in the process of producing bio-succinic acid and eliminating the emission of nitrous oxide in the process of producing bio-adipic acid.

Our Strengths

Our business benefits from a number of competitive strengths, including:

Proprietary Technology Platform that Addresses a Large Market Opportunity

Our proprietary technology platform integrates industrial biotechnology, an innovative purification process and chemical catalysis to produce bio-based chemicals as cost-competitive, chemically identical replacements for petroleum-derived equivalents. We own or have exclusive rights to specific microorganisms, chemical catalysis technology and a unique, scalable and flexible purification process that, when combined and optimized, convert renewable feedstocks into platform chemicals. We believe the strength of our platform, our intellectual property portfolio and our licensing agreements with Cargill, Celexion, entities funded by the DOE and DuPont will allow us to extend our chemical production beyond our current product, bio-succinic acid, to multiple downstream applications such as bio-BDO and mPBS, as well as additional chemical families such as adipic acid, caprolactam and HMDA. Together, these chemicals address a more than $34 billion market opportunity.

Selling Commercial Product Today

We have sold bio-succinic acid to 12 customers in 2011 in connection with our product and market development efforts, after having met their quality, performance and cost requirements. We believe we are the first and only company selling bio-succinic acid products in commercial quantities. Our customers utilize our product as a cost-competitive, sustainable alternative to the petroleum-based specialty chemicals they currently use in polymers, food additives and flavorings, bath salts, polyurethanes, pharmaceutical and other applications. Our ability to supply commercial scale quantities of bio-succinic acid allows our customers to develop new applications and commercialize their products.

Proven Cost-Competitive Economics at Large Scale

Our experience operating the facility in Pomacle, France over the past 21 months with a 350,000 liter commercial scale fermenter has helped us refine our process and make bio-succinic acid cost-competitively without subsidies. We expect to produce bio-succinic acid that is cost-competitive with succinic acid produced from oil priced as low as $35 per barrel, based on management’s estimate of input prices in Sarnia, Ontario and an assumed corn price of $6.50 per bushel. Through extensive research and development efforts relating to our bio-succinic acid production process, including pilot plant phase, process efficiency enhancements and scaling-up our process to our current scale, we have been able to thoroughly address the operational complexities in our process. We believe that our experience operating at this scale in France has provided us with the know-how to efficiently replicate and further scale-up our production process.

Limited Exposure to the Availability and Price of Sugar

Our process requires less sugar than most other renewable products. We require approximately 50% less sugar to produce a pound of bio-succinic acid than is needed to produce a pound of ethanol (0.15 gallons), and even less sugar than is needed to produce a pound of several other bio-based chemicals. This makes our process less vulnerable to price increases in sugar, relative to other bio-based processes. This efficient use of sugar translates into reduced consumption. To produce $1 billion worth of bio-succinic acid and $1 billion worth of bio-BDO at current prices, we would require approximately 1.2 million metric tons of sugar. Assuming we split production equally between North America, Thailand and Brazil, we would need to source 400,000 metric tons of sugar in each geography. In North America, 400,000 metric tons of sugar represents 2.0% of existing corn wet milling capacity, which is currently under pressure from dropping U.S. demand for high fructose corn syrup. In Thailand, 400,000 metric tons of sugar represents approximately 3.6% of Thai sugar production (sugar available from both cane and tapioca starch). In Brazil, 400,000 metric tons of sugar represents approximately 1.0% of Brazilian sugar production (excluding sugar dedicated to the production of ethanol). Even if the entire $2 billion worth of bio-succinic acid and bio-BDO were produced in North America, it would require only 6.0% of the sugar produced in existing corn wet mills. Given this modest demand and our ability to source sugar from a variety of sources, rapid growth in our production capacity would not likely have a material impact on the sugar markets from which we plan to source.

Established, Diverse Customer Base

Our industry leadership, product quality and economics are validated by the contracts we have signed with customers in a variety of end-markets. We have entered into supply agreements for the purchase of over 84,000 metric tons of bio-succinic acid and its derivatives over the next five years, including an exclusive supply agreement with Mitsubishi Chemical for bio-succinic acid. These agreements provide that these customers will, subject to certain conditions, purchase 75-100% of their succinic acid needs from us. We also continually work with our technology partners to develop new product applications using our bio-succinic acid platform such as PBS, de-icing solutions and plasticizers. These close relationships provide us with a continuous feedback mechanism that helps us deliver products that best meet our customers’ needs.

Third-Party Commitments for Global Manufacturing Expansion

We have signed an agreement with Mitsui to jointly build a facility in Sarnia, Ontario, that is expected to produce bio-succinic acid and BDO. We have commenced engineering and permitting for this facility and plan to start construction in 2012. We expect the facility to commence commercial scale production in 2013. This facility will initially have a capacity of 17,000 metric tons of bio-succinic acid and is expected to increase to a total capacity of 34,000 metric tons of bio-succinic acid and 23,000 metric tons of bio-BDO at full capacity. Funding for the first phase of this project is fully committed. Our agreement with Mitsui also contemplates the potential construction and operation of two additional facilities that will be co-located at existing industrial sites around the world. We intend to jointly build a second facility with Mitsui in Thailand that is expected to produce 65,000 metric tons of bio-succinic acid and 50,000 metric tons of bio-BDO at full capacity. We expect to begin construction of this facility in 2012 and commence initial production in 2014. We also intend to build a third facility with Mitsui, which is expected to be of similar scale to our facility in Thailand, and will be located in either the United States or Brazil. Collectively, these three facilities are expected to represent an aggregate production capacity of 164,000 metric tons of bio-succinic acid and 123,000 metric tons of bio-BDO at full capacity. We also have a letter of intent in place with Tereos Syral S.A., or Tereos, a leading European feedstock producer for an additional two facilities to be located in Europe and Brazil.

Experienced Management Team with Strong Track Record

Our management team consists of experienced professionals, possessing on average over 25 years of relevant experience in scaling up, manufacturing and commercializing chemicals, gained at both large companies and entrepreneurial start-ups. Our senior executives have worked at companies including Cargill, DuPont, INVISTA, Dow Corning Corporation, the former plastics division of the General Electric Company, Royal DSM N.V. and the Genencor division of Danisco A/S.

Our Strategy

Our goal is to be the leading provider of renewable chemicals by replacing petroleum-based chemicals with our bio-based alternatives which we believe could revolutionize the global chemical industry.

Rapidly Expand Our Global Manufacturing Capacity

We currently operate a large-scale bio-succinic acid facility in Pomacle, France. We have secured funding to construct the initial phase of a second facility in Sarnia, Ontario and we intend to build two additional facilities with Mitsui, one in Thailand and another in either the United States or Brazil. As demand for our products grows, we intend to rapidly construct new facilities in multiple geographic regions employing a design that facilitates expedient and capital-efficient growth. We expect to benefit from incremental cost reductions and further technological and engineering improvements at each additional facility. To further streamline production and reduce costs, we plan to integrate production and locate these facilities in proximity to required infrastructure and feedstock. We intend to retain operational control and a majority interest in these facilities and collaborate with third parties to obtain capital, construct the facilities, secure feedstock, sell future output and assist with manufacturing and market access. We believe that there are advantages in being first to market with innovative technology and high-volume production capacity in order to secure what we believe is considerable market demand for our products.

Target the Large and Established BDO Market

We intend to leverage our ability to produce high quality bio-succinic at low cost, to produce high-value-added bio-succinic derivatives, such as bio-BDO, which is used in the production of polyesters, plastics, spandex and other products. We have licensed DuPont’s technology, which we believe will enable us to produce bio-BDO at a lower cost than alternative processes with equivalent purity. We have entered into a joint venture agreement with Mitsui to manufacture, market and sell bio-BDO and leverage Mitsui’s strength as a leading distributor of chemicals to target the approximately $4 billion market for BDO.

Develop Next-Generation Succinic-Derived Products

We intend to leverage our proprietary technology platform and expertise in the production of bio-succinic acid, a C4 building block chemical, to target additional high value-added products such as PBS, mPBS, de-icing solutions and plasticizers. To further this strategy, we:

•	acquired Sinoven for the development and commercialization of mPBS;

•	entered into an exclusive supply arrangement with Mitsubishi Chemical for PBS; and

•

entered into joint development agreements related to the development and commercialization of bio-based succinate esters as phthalate-free plasticizers and de-icing solutions for roads and airport runways.

We expect that these high value-added chemicals will offer better performance than the petroleum-derived products that they seek to replace. We believe these products will broaden our addressable markets, increase our market share and strengthen customer retention. We believe the development of these additional next-generation, bio-succinic derived products combined with our bio-succinic acid and bio-BDO products will provide us with access to a more than $10 billion market opportunity.

Continue to Reduce the Cost of Our Products

Our goal is to be the low-cost producer of the bio-based chemicals we manufacture. Our bio-succinic acid production process has inherently higher actual and theoretical yields than other processes and we utilize a proprietary, low-cost purification process. Our production process was scaled, optimized and improved from 2005 through 2008 and further optimized by us at large scale over the last 21 months. Consequently, we believe that at our next plant in Sarnia, Ontario, we will produce bio-succinic acid at a significantly reduced cost compared to the cost of other bio-based succinic derivatives and petroleum-derived succinic acid, according to our estimates of what the costs of the inputs will be at the Sarnia facility. We intend to further reduce our production costs by increasing the scale of our manufacturing process to realize economies of scale and by replacing our E. Coli microorganism in our fermentation process with a proprietary yeast strain we are developing with Cargill on an exclusive basis. We believe that further reducing costs will increase market acceptance of our products across several applications and give us a long-term competitive advantage.

Expand Product Platform to Additional Building Block Chemicals

We intend to expand our product portfolio to C6 building block chemicals, which include adipic acid and caprolactam. These products are used in the production of carpeting, rugs, textile laminations, garment linings, adhesives for shoe soles and resins used in the paper products industry. We expect to use our flexible technology platform to expand our product base, starting with bio-adipic acid, by leveraging our extensive experience developing, producing and marketing bio-succinic acid. We believe our technology platform, including an exclusive license to a biochemical pathway discovered by Celexion, and our innovative purification process will provide us with a significant competitive advantage.

Our Products

We currently produce and sell bio-succinic acid using our proprietary process as a cost-effective replacement for petroleum-derived succinic acid. We believe we are the first company to manufacture bio-succinic acid in a commercial scale fermentation process. We also have additional bio-based products under development with partners including bio-succinic acid derivatives, such as BDO, and new applications of bio-succinic acid, such as plasticizers, polyurethanes and de-icing solutions. In addition to having a better environmental profile, we expect our current and future bio-based products to deliver performance equal to, or better than, the petrochemicals we are seeking to substitute, at a competitive price.

Our bio-based specialty chemicals are used in multiple end-markets and applications and can serve as key building blocks for a wide variety of products used everyday. The table below sets forth, for both C4 and C6 chemicals, the development stage of each of the products we currently sell or are in our pipeline and typical applications for these products. The dollar amounts set forth in the table represent management’s estimates of the addressable market size for each of these products, which together represent a total addressable market in excess of $34 billion.

Market Opportunity

C4 Platform			C6 Platform
Commercial	Pre-Commercialization		In Development
Bio-Succinic Acid	BDO / THF	PBS Blends and Composites	Adipic Acid	Caprolactam	HMDA
• Plasticizers • Polyurethanes • Personal care products • Resins and coatings • De-icing solutions • Lubricants • Food additives	• Elastomers • Shoe soles • Spandex • Solvents	• Automotive interiors • Fibers and non-wovens • Food packaging • Plastic bags • Plastic cups • Ropes and netting	• Carpets • Engineering plastics • Textiles and fibers	• Carpets • Films • Textiles and fibers	• Carpets • Engineering plastics • Polyurethanes • Textiles and fibers
$3.8 billion	$4.0 billion	$2.5 billion	$6.5 billion	$14.5 billion	$3.0 billion

Bio-Succinic Acid

We chose to develop bio-succinic acid as our first product because it is a platform chemical that can be used in a broad range of markets, from high-value niche applications such as personal care products and food additives, to large volume applications such as plasticizers, polyurethanes, resins and coatings. Bio-succinic acid is also unique in terms of the limited quantity of sugar that is needed for its production. In 2004, the DOE published a report on “Top Value-Added Chemicals from Biomass,” identifying the top opportunities for the production of chemicals from biomass. The study prioritized twelve chemicals, from a group of over 300 possible building blocks that could be most effectively manufactured from sugars. Bio-succinic acid was recognized as one of the renewable building block chemicals with the greatest technical feasibility and commercial potential.

We have identified three main market opportunities for our bio-succinic acid platform:

•

First, we intend to replace petroleum-based succinic acid in applications where it is currently in use, such as food additives, as well as expand into new applications, such as plasticizers, where bio-succinic acid has demonstrated superior performance or economics to incumbent petrochemicals.

•	Second, we intend to convert bio-succinic acid to bio-BDO and THF, which are large volume chemical intermediates that are used to produce polyesters, plastics, spandex and other products.

•

Third, we intend to use our bio-succinic acid in the production of PBS, which enables this polymer family to be partially renewable, and modified PBS, or mPBS, which provides these products with higher heat distortion temperature and improved strength.

We are also working with customers to blend PBS and our mPBS with other polymers to offer tailored solutions, and we are combining PBS with fibers to produce bio-based composites.

We believe that these three market opportunities for our bio-succinic acid platform provide us with access to a more than $10 billion market opportunity.

Historically, the high cost of producing succinic acid from petroleum feedstock limited its use to a narrow range of applications such as pharmaceuticals and food ingredients. As a result, the current market for petroleum-based succinic acid is only approximately 40,000 metric tons per year, representing a market size of approximately $300 million. However, industry experts predict that manufacturing bio-succinic acid will make succinic acid economically feasible for use in greater volumes across a spectrum of new applications. Recent industry reports by Global Industry Analysts and Frost & Sullivan project that the global succinic acid market will grow to approximately 145,000 and 180,000 metric tons, respectively, by 2015, based largely on bio-succinic acid’s performance, cost advantages and environmental benefits. Today, we have supply agreements, subject to our ability to produce sufficient quantities, acceptable quality levels and acceptable selling prices, in place for the purchase of over 84,000 metric tons of our bio-succinic acid and letters of intent for over an additional 30,000 metric tons of bio-succinic acid and its derivatives over the next five years.

Current applications for bio-succinic acid include:

•

Plasticizers.    Plasticizers are organic esters that are primarily used to make flexible polyvinyl chloride, or PVC, which is widely used in multiple end-markets because it is low cost, durable and versatile. Bio-succinic acid esters serve as replacements for certain of the major phthalate-based plasticizers, which account for a significant majority of the worldwide demand. There is increasing demand for renewable, phthalate-free plasticizers, particularly in sensitive applications such as children’s toys and childcare articles. We recently entered into a joint development agreement with Lanxess, a global leader in phthalate-free plasticizers, to develop a portfolio of bio-succinic-based phthalate-free plasticizers that can exceed the performance of general purpose plasticizers at competitive prices. We also recently entered into a joint development agreement with Solvay, one of the world’s leading producers of PVC, to tailor certain bio-succinic acid-based plasticizers to the needs of Solvay’s PVC customers. We believe the addressable market for plasticizers exceeds $1 billion.

•

Polyurethanes.    Adipic acid is currently used in polyester polyols, which are used to make polyurethanes. Polyurethanes are used in, among other things, soles for footwear, molded foams for automotive applications like car seats and arm rests, and non-foam applications such as coatings, adhesives and sealants. Bio-succinic acid can be used to replace adipic acid in this market and is currently the only renewable alternative to adipic acid for the production of polyurethanes. Suppliers of polyester polyols are actively looking for bio-based, cost-effective substitutes for adipic acid to improve the environmental profile and reduce the cost of their products. Some of the largest producers in Western Europe and North America have tested and validated our bio-succinic acid as a replacement for adipic acid in polyester polyols. Due to our first mover advantage and strong relationships with key customers, we believe we will be able to capture a significant portion of the market for bio-succinic acid in polyurethanes. We believe the addressable market for polyurethanes exceeds $1 billion.

•

Personal Care Products.    Our initial focus in the personal care market has been the use of esters of bio-succinic acid as natural emollients and surfactants. Emollients are used in lotions, liquid soaps and cleansers to improve and moisturize skin, while surfactants are used in soaps, body washes and shampoos to allow easier spreading. We believe there is a significant opportunity for bio-based alternatives as consumers are increasingly demanding renewable products and ingredients in the personal care products they use. We are working with certain companies to evaluate bio-succinic acid esters in personal care applications and to develop and commercialize bio-succinic esters for use as cosmetic ingredients. We believe the addressable market for succinic acid and succinate esters in the personal care industry is approximately $500 million.

•

De-icing Solutions.    Chlorides are the most commonly used de-icer for roadways. Potassium salts are typical non-chloride de-icers used for roadways as well as airport runways and other surfaces. We have developed a patented bio-succinic acid-based de-icer formulation that has been certified by the U.S. Federal Aviation Administration for use on airport runways. Our bio-based product is significantly less corrosive than potassium acetate and potassium formate. We are also continuing to develop bio-succinic acid based products as wetting agents for chlorides in the larger roadway market, which can reduce the corrosiveness of the chlorides applied. We believe the addressable market for de-icing solutions exceeds $500 million.

•

Resins and Coatings.    Bio-succinic acid can be used to replace adipic acid in polyester coating resins, powder coatings, unsaturated polyester resins, or UPR, and polyester polyols used in urethane surface coatings. Bio-succinic acid can also replace, or be used in conjunction with phthalic anhydride in UPR and alkyd resins. Bio-succinic acid offers performance equivalent to petroleum-based raw materials, as well as environmental advantages and cost-effectiveness. We believe the addressable market for resins and coatings exceeds $500 million.

•

Food Additives.    Succinic acid is currently used for its multiple functions in food applications; as an acidulant, to increase the tartness or acidity of food, as a pH regulator for food ingredients, and as a flavoring agent. The unique ‘umami’ flavor of succinic acid gives a salty, soy-like taste to food and is used in the production soy sauce, miso, sake and synthetic liquors in Asia. Outside of Asia, succinic acid is primarily used in the baking industry. Succinic acid can also be used to replace malic acid, which provides a bitter salty taste similar to succinic acid, and adipic acid that is used as a flavorant in fruit drinks and as a gelling aid for gelatin desserts. Initially, we are targeting existing succinic acid applications, but we believe our bio-succinic acid will rapidly expand succinic acid’s portion of the overall flavors and food ingredients market as a natural alternative. We believe the addressable market for food additives is approximately $200 million.

•

Lubricants.    Adipate esters are widely used in the lubricants market as base oils or as additives to form industrial lubricants and metal-working fluids. Bio-succinic acid is capable of replacing adipate esters and producing sustainable succinate esters that meet the demand for more environmentally friendly, non-toxic lubricants. We are working with third parties to assess our bio-succinate esters and accelerate market development. To date, our bio-succinate esters have performed well in product testing, showing improved flowability in cold temperatures and better prevention of oxidation, rust and corrosion. We believe the addressable market for lubricants is approximately $100 million.

•

Other Products.    Other applications of bio-succinic acid that are currently being developed and tested by potential customers include: anti-freeze solutions, solvents, water treatment chemicals and effervescence agents such laundry tablets and bath salts.

Our Product Pipeline

Derivatives of Bio-Succinic Acid

Succinic acid can be used to produce BDO, THF and PBS. We are actively targeting these derivatives of bio-succinic acid to broaden our addressable market and maximize the value of our technology.

1,4 Butanediol (BDO)

The major uses of BDO are in the production of THF and polybutylene terephthalate, or PBT. THF is used to produce spandex fibers and other performance polymers, resins, solvents and printing inks for plastics. PBT is an engineering-grade thermoplastic that combines excellent mechanical and electrical properties with robust chemical resistance. The automotive and electronics industries heavily rely on PBT to produce connectors, insulators, wheel covers, gearshift knobs and reinforcing beams. We believe there is also growing demand in the automotive industry to produce PBT and blends that are partially bio-based to enable automobile manufacturers to meet their sustainability goals. In 2010, we licensed DuPont’s hydrogenation catalyst technology to make bio-BDO and bio-THF from our bio-succinic acid. We have been working with several third parties to validate the technology performance and expect our bio-BDO to be commercially available in 2014. We believe the addressable market for BDO and THF exceeds $4.0 billion.

Polybutylene Succinate (PBS)

PBS is a biodegradable polymer made by combining succinic acid and BDO. The market for this biopolymer is currently limited by capacity and price, and the fact that it is made with petroleum-derived succinic acid and BDO. Applications range from single use in food service ware, including cutlery, cups and lids, agricultural mulching film and compostable bags. BioAmber’s bio-succinic acid enables PBS to be lower cost and partially renewable, and upon commercialization, our bio-BDO will enable PBS to be 100% bio-based. We believe that this will drive PBS market growth beyond current applications to include paper coating, food packaging, fibers and non-wovens, and durable applications including automotive interiors, consumer goods and household appliances. We are the exclusive supplier of bio-succinic acid to Mitsubishi Chemical, which they use to produce partially bio-based PBS.

PBS can be used in combination with other biopolymers such as PLA, PHA and PHBV, and with petrochemical polymers such as polypropylene, polystyrene and polycarbonate. The combinations, known as blends, combine the properties of the polymers that are being mixed and can lead to specific properties and performance that are being sought by customers. PBS composites are compounds in which PBS is filled with fibers (such as natural fibers, glass fibers or carbon fibers) or fillers (such as wood flour or starch). Blends and composites can alter properties such as stiffness, mechanical resistance and density, and lead to more cost-effective solutions. Potential applications include automotive interiors, non-wovens (such as disposal hygiene products), construction materials, consumer goods and appliances. We believe the addressable market for PBS, PBS blends and PBS composites is approximately $2 billion.

Modified Polybutylene Succinate (mPBS)

Our mPBS offers higher heat distortion temperature (exceeding 90°C), greater strength and lower cost than unmodified PBS. The initial application of mPBS is in food service ware, where our ability to drop mPBS into existing injection molding and extrusion process equipment is a significant improvement over other biodegradable biopolymers. Leading food service producers have successfully completed production trials and product testing utilizing our bio-based mPBS and blends. We meet the necessary FDA requirements for these applications and we expect sales to begin in 2012. We believe the addressable market for mPBS is approximately $500 million.

C6 Building Block Chemicals

We expect to use our flexible technology platform, including our partnership with Celexion, to expand our product base to C6 building block chemicals, starting with bio-adipic acid, by leveraging our extensive experience developing, producing and marketing bio-succinic acid. We also plan to produce biobased caprolactam and biobased hexamethylenediamine (HMDA).

Adipic Acid

Adipic acid is primarily used in the production of Nylon 6,6 fibers, plastics and resins. Nylon fibers are used in carpeting and rugs, nylon plastics are used in molding and extrusion applications and nylon resins are used mainly for injection molding in automotive and electrical applications, as well as for hardware, appliance and machine parts. We believe the addressable market for adipic acid is approximately $6.5 billion.

Caprolactam

Caprolactam is an intermediate used in the production of Nylon 6, a major engineering plastic. Nylon 6 finds significant use in film and wire and cable insulation, as well as in automotive applications like intake manifolds, previously made with aluminum ingots, replaced by plastics such as Nylon 6 in order to reduce weight and obtain flexibility of design. We believe the addressable market for caprolactam is approximately $14.5 billion.

Hexamethylenediamine (HMDA)

BioAmber’s C6 Platform also offers a proprietary route to Bio-HMDA, which is an intermediate used to produce Nylon 6,6. Nylon 6,6 polymer is principally converted into fibers, with the remainder going into Nylon 6,6 plastics used in molding and extrusion applications, primarily in automotive applications such as exterior body components, under-the-hood components, and some mechanical components. Other Nylon 6,6 resin applications include electronics, film and extrusion coatings. A major use of Nylon fibers is in carpeting and rugs. We believe the addressable market for HMDA exceeds $3 billion.

Our Technology

Our proprietary technology platform combines commercial scale industrial biotechnology, an innovative purification process and chemical catalysis to convert renewable feedstocks into chemicals that are cost-competitive replacements for petroleum-derived chemicals. Our process starts with fermentation. We feed sugar and carbon dioxide into a fermentation tank, where our organism, which is under exclusive license from entities funded by the DOE, consumes the sugar and the carbon dioxide to produce bio-succinic acid in a fermentation broth. We can use sugars from various sources to feed our microorganism. At the manufacturing facility in France, our sugar source comes from the hydrolysis of starch obtained from wheat milling. At our facility in Sarnia, Ontario, we expect our sugar to come from corn milling. We can also use hemi-cellulose derived sugars that contain glucose and xylose, but these non-food sugars are not currently cost-competitive with our other sugar sources.

We add an ammonia base to the fermenter to maintain a neutral environment (neither acidic nor basic), which the organism requires to remain healthy. This results in the creation of an ammonium succinate salt, which is highly soluble in the fermentation broth. We then separate the organism cells from the fermentation broth that contains the bio-succinic acid. The cells are pasteurized and disposed of, while the fermentation broth enters the next step in our process, in which the bio-succinic acid is recovered and purified.

In order to produce high-quality bio-succinic acid, we split the ammonium succinate salt so as to recover the bio-succinic acid for further purification and recycle the ammonia for reuse in the fermenter. To accomplish the salt splitting, we use two sequential steps. First, we use distillation to remove approximately half of the ammonia and most of the water, which allows us to crystallize bio-succinic acid as a half-salt. This is a highly effective purification step given that the bio-succinic acid containing half salt crystals is recovered while leaving behind most of the other impurities in the fermentation broth. Next, we put the bio-succinic acid half-salt crystals in water and use electrodialysis to split the remaining ammonium succinate salt. This step produces a concentrated bio-succinic acid stream in water, with the remaining ammonia being recovered and recycled back to the fermenter. The bio-succinic acid is then passed through an additional purification step and subsequently used in one of two ways: a final crystallization and drying step to recover high purity bio-succinic acid crystals, or the transformation of the bio-succinic acid into bio-BDO and bio-THF.

We utilize catalyst technology licensed from DuPont to transform our bio-succinic acid into bio-BDO and bio-THF. The first step involves passing the concentrated bio-succinic acid solution into a fixed bed reactor that has a heterogeneous catalyst. Hydrogen gas is also introduced into the reactor under pressure. When the bio-succinic acid and hydrogen come into contact with the catalyst, the bio-succinic acid is converted into a mixture of bio-BDO, bio-THF and a small amount of gamma-butyrolactone, or GBL. The relative concentrations of bio-BDO and bio-THF can be modified by adjusting the reaction conditions. The next step is to recover the end products, recover the water and recycle it to the fermenter, and recover the GBL and recycle it back to the front of the catalyst reactor. The final step is to use distillation to separate and recover the bio-BDO and bio-THF, both in liquid form, and to dispose of the remaining impurities as waste.

Our process has several advantages:

•	100% of the ammonia is recycled back to the fermenter, rather than producing byproducts such as ammonium sulfate.

•

The yield on sugar in the production of our products is high as our bio-succinic acid production process consumes carbon dioxide. 25% of the total carbon in our bio-succinic acid comes from carbon dioxide, not base sugars, resulting in a theoretical sugar yield of 112%. Although there is approximately 24% weight loss during the conversion of bio-succinic acid to bio-BDO due to the creation of water, the theoretical yield on sugar for bio-BDO production is 85%, which is approximately 50% higher than the theoretical yield on sugar for direct fermentation to BDO.

•

The use of distillation to separate the bio-succinic half-salt from the fermentation broth is a highly efficient purification step that comes early in the process. Distillation is less costly, more scalable and less expensive to operate than the alternative approaches typically used such as ion exchange, chromatography, amine extraction and nanofiltration.

•

Patents have issued with respect to the organism exclusively licensed from entities funded by the DOE. In addition, we have six families of pending patent applications relating to our next-generation purification process.

Beyond our current technology platform, we are developing additional improvements to both our fermentation and purification to further simplify our process and reduce manufacturing costs and the capital requirements for our future facilities. With respect to fermentation, we are working with Cargill to modify their yeast microorganism to produce bio-succinic acid in a highly acidic environment. Cargill has successfully scaled up this yeast for lactic acid production and currently produces 100% of its commercial lactic acid with this organism. We have the exclusive right to modify this yeast for the production of bio-succinic acid. We are currently working with Cargill to bring this new organism to market. With respect to purification, we have begun to scale up a second distillation step that will replace electrodialysis for the removal of the remaining ammonia in the half salt of bio-succinic.

Distillation requires less costly equipment than electrodialysis, is easier to operate, and is more scalable. We have tested this new purification process with our existing fermentation broth. This new process resulted in lower operating and manufacturing costs as well as increased purity of our bio-succinic acid. We have filed several families of patent applications for this second distillation step.

Our Manufacturing Operations

We have been producing in a large scale facility in Pomacle, France for over 21 months. We believe we operate the first and only dedicated bio-succinic acid manufacturing facility and, at the 350,000 liter scale, operate one of the largest bio-based manufacturing fermenters in the world. The process we use was scaled up in a series of progressive steps, starting with 1,000 and 5,000 liter fermenters in 2006, moving to 10,000 and 40,000 liter fermenters in 2007, and 80,000 liter fermenter in 2008. We have operated 130,000 and 350,000 liter fermenters at the Pomacle, France facility since January 2010.

*	graphic to scale

Our operating history of running large-scale batch fermentation and continuous purification that recycles ammonia, water and other process streams has enabled us to:

•	validate our process in terms of both cost-effectiveness and product quality;

•	identify and implement process improvements at large scale; and

•	minimize scale-up risk for our future manufacturing facilities.

We have entered into a joint venture agreement with Mitsui for our first global-scale manufacturing facility in Sarnia, Ontario. In addition, we intend to build two additional facilities in Thailand and either the United States or Brazil. Collectively, these three facilities are expected to represent an aggregate production capacity of 164,000 metric tons of bio-succinic acid and 123,000 metric tons of bio-BDO at full capacity. Our strategy is to build additional manufacturing facilities that are able to use multiple feedstocks as input and produce higher value-added products. Our proprietary technology platform allows us to maintain lower capital and operating expenses, given that:

•	there are no byproducts, such as fertilizer and other salts, that are costly to handle, store, purify and dispose;

•	our process is less energy-intensive than other bio-processing approaches;

•	our fermentation and purification process is microorganism- and feedstock-flexible; and

•	our integrated process can make multiple products, including bio-BDO.

We intend to select facility locations strategically, based on proximity to feedstock and chemical manufacturing infrastructure.

Pomacle, France

We currently produce bio-succinic acid at a facility in Pomacle, France, which is owned by ARD and was built at a reported cost of €21.0  million. The facility is integrated into an existing bio-refinery that supplies the bio-succinic acid plant with glucose, carbon dioxide, steam, ammonia and process water. We have an agreement with ARD for the exclusive use of the facility that expires in June 2013, and we have the option to extend the term of that agreement to the end of 2014. Construction of the facility commenced in early 2009 and the facility has been producing bio-succinic acid since January 2010, using a 350,000 liter commercial scale fermenter. If operating twenty-four hours a day, seven days a week, with six dedicated shifts, the annual production capacity of the facility would be approximately 3,000 metric tons. To date, we have only operated with three shifts working five days a week and we have produced an aggregate of 487,000 pounds, or 221 metric tons, of bio-succinic acid at this facility. At our instruction, our toll manufacturer recently hired the staff for two additional shifts and we expect the facility to be operating at full capacity by the second quarter of 2012.

Sarnia, Ontario

Our planned facility in Sarnia, Ontario, the first facility to be built pursuant to our joint venture agreement with Mitsui, is expected to be located in a bio-industrial park owned by Lanxess. The site is co-located in a large petrochemical hub with existing infrastructure that will facilitate access to utilities and certain raw materials and finished product shipment, including steam, electricity, hydrogen, water treatment and carbon dioxide. The facility will ferment at a 700,000 liter scale, have initial capacity of approximately 17,000 metric tons of bio-succinic acid and is expected to be operational in 2013. We will retain full operational control of the facility and are not restricted from developing other applications outside of the joint venture on the premises. Under the joint venture agreement with Mitsui, we will have a 70% equity ownership in the Sarnia facility and Mitsui will have the remaining 30% equity stake. Mitsui will also play a role in the distribution of the finished products and related logistics. The construction of the first phase of our planned facility is expected to cost $74 million and the funding has already been fully committed with existing equity, government grants and loans. We expect to expand this facility to bring the total annual capacity to approximately 34,000 metric tons of bio-succinic acid and 23,000 metric tons of bio-BDO at full capacity. Bringing this facility from the initial phase to its maximum expected production capacity is expected to cost approximately $125.0 million.

(Shaded area indicates location of our planned facility)

Thailand

Our planned facility in Thailand, the second facility to be built pursuant to our joint venture agreement with Mitsui, is expected to cost $200 million. This facility is expected to have an annual capacity of 65,000 metric tons of bio-succinic acid and 50,000 metric tons of bio-BDO at full capacity. We are currently in the process of undertaking site selection for the facility, and we expect financing and engineering to be completed in 2012 and construction to commence later that same year. The plant is expected to be operational in 2014. PTT-MCC may participate in the equity of the Thailand facility in proportion to the percentage of total bio-succinic acid plant capacity that PTT-MCC will purchase for their production of PBS provided that the parties are able to reach mutually acceptable terms, including PTT-MCC’s ability to secure a portion of the off-take of bio-succinic acid, and possibly bio-BDO, to be produced at the Thailand facility.

Additional Planned Manufacturing Facilities

We expect the third facility to be built pursuant to our joint venture agreement with Mitsui either in the United States or Brazil, with a target annual capacity of 65,000 metric tons of bio-succinic acid and 50,000 metric tons of bio-BDO. We and Mitsui may consider adding a local equity partner that can help secure feedstock such as sucrose from sugarcane or glucose from corn starch.

In addition to the manufacturing facilities that we intend to build with Mitsui, we have a letter of intent in place for an additional two plants with Tereos, a leading European feedstock producer, that will be located in Europe and Brazil.

Our Distribution Plan

We currently sell directly to our customers as well as indirectly through Mitsui, our exclusive distributor in the Asia-Pacific region. Mitsui will assist us in selling the bio-succinic and bio-BDO produced in the first of the three plants we expect to build with them. Mitsui is one of the world’s largest general trading companies, with a broad presence in the global chemicals market. In addition, we have entered into agreements with numerous third parties to distribute our current product or to further develop our products and access new markets. We have entered into an exclusive supply arrangement with Mitsubishi Chemical for PBS, entered into joint development agreements with Solvay and Lanxess for the development and commercialization of bio-based succinate esters as renewable, phthalate-free plasticizers and executed memorandums of understanding with several companies for the commercialization of de-icing solutions for roads and airport runways. We believe we will be able to sell to a range of customers across various industries from consumer product manufacturers to auto manufacturers. We believe our customers will utilize our products as a cost-effective, renewable alternative to the petrochemical-based specialty chemicals they currently use.

Our Strategic Relationships

We are focused on being the technology leader for, and preferred partner to, leading companies in the global chemical industry. The companies we have partnered with include feedstock partnerships, fermentation, downstream processing, chemical transformation and commercial relationships. We have entered, and intend to continue to enter, into strategic relationships in the form of joint ventures, development agreements and licensing arrangements. We believe our technology platform and partnerships will accelerate our time to market with cost-competitive bio-BDO and other bio-succinic acid derivatives, as well as our C6 platform chemicals.

Commercial Partners

Mitsui & Co., Ltd.

In November 2011, we entered into a joint venture agreement with Mitsui to finance and build a manufacturing facility in Sarnia, Ontario through Bluewater Biochemicals, Inc., or Bluewater, a joint venture 70% owned by us and 30% owned by Mitsui. The joint venture agreement also establishes the parties’ intent to build and operate two additional facilities, one located in Thailand and the other located in either the United States or Brazil. In connection with the joint venture, Mitsui has agreed to provide know-how regarding shipping and logistics, warehousing, credit checks, freight insurance, and trade finance globally, will facilitate sales in Asia and support in implementing our internal control systems. We have licensed our technology to the joint venture, provide application development and technical sales support, hire and train plant personnel and will oversee certain aspects of construction at our facility in Sarnia, Ontario.

Mitsubishi Chemical Corporation and PTT-MCC Biochem Ltd.

Between March 2011 and September 2011, we executed a memorandum of understanding and related ancillary agreements with Mitsui, Mitsubishi Chemical and PTT-MCC setting forth the basis of our strategic partnership. The memorandum of understanding memorializes Mitsubishi Chemical’s and PTT-MCC’s intent to enter into exclusive supply agreements and, under defined terms and conditions, purchase from us and Mitsui all of their bio-succinic acid needs. It also memorializes Mitsubishi’s and PTT-MCC’s intent to supply us with bio-based PBS for our future needs and our intent to develop and improve our bio-succinic acid production technology so that we could replace the E. coli organism licensed to us from the DOE with Mitsubishi’s corynebacterium organism if it proves to lower the cost of producing our bio-succinic acid. If we were to use Mitsubishi’s organism in our fermentation process in the interim period before we switch to using Cargill’s next-generation yeast strain, we would pay Mitsubishi a royalty. The ancillary agreements to the memorandum of understanding also provide for the entry into an exclusive off-take agreement with PTT-MCC for our bio-succinic acid to be produced at the Thailand facility.

Lanxess Deutschland GmbH

In October 2011, we entered into a joint development agreement with Lanxess, a global leader in phthalate-free plasticizers, to develop bio-succinic acid-based plasticizers that are both renewable and phthalate-free. Under this agreement, we are cooperating in the research and development of monomeric and polymeric plasticizers based on bio-succinic acid, researching customer applications and determining market opportunities for the results of our research. We expect to begin commercializing our plasticizers in 2012.

Solvay SA

In October 2011, we entered into a joint development agreement with Solvay that sets forth the terms of a collaboration to develop aliphatic and/or aromatic esters of bio-succinic acid and/or derivatives thereof for use in the plasticization of polyvinyl chloride, or PVC. Under this agreement, we will source bio-based alcohols and produce aliphatic and/or aromatic esters of bio-succinic acid and/or derivatives thereof while Solvay formulates and tests our esters and markets test potential products to its customers. Based on data or information obtained or any improvement or invention made under this joint development agreement, we would jointly decide how to exploit the results.

Tereos Syral S.A.

In September 2011, we entered into a memorandum of understanding with Tereos Syral S.A., or Tereos. Tereos is a leading producer of starch, starch sweeteners, alcohol and proteins in Europe and offers a reliable and consistent feedstock supply through the backing of its international sugar group and its grain stockholder partners. We have agreed to study the feasibility of two possible facilities that would produce crystalline bio-succinic acid and/or BDO on sites located in Europe and/or Brazil. We expect to provide our bio-succinic acid and/or BDO proprietary technology and produce bio-succinic acid and/or BDO, while Tereos provides long-term feedstock supply, utilities, available infrastructure and shared services.

Technology Partners

ARD

In September 2010, we entered into two agreements with ARD to cover a two-part consecutive plan for our exclusive use of their succinic acid facility in Pomacle, France. Under the first agreement we developed a work plan with ARD to improve the manufacturing efficiency of the plant, improve the purity and quality of the product, meet certain target usage factors and implement quality control procedures. We compensated ARD for labor costs, the full cost of producing successful batches of bio-succinic acid and the partial cost of lost batches. Once these objectives were met, we entered into a toll manufacturing agreement pursuant to which we retained ARD to produce succinic acid in this facility exclusively. We compensate ARD per metric ton of product, a price which is a factor of the cost of ingredients and the facility’s ability to use target usage factors. We also pay labor fees and half of all capital investments and equipment leasing. We have an option to renew the toll manufacturing agreement for three successive six-month periods ending December 31, 2014 for a renewal fee. During the renewal terms, we are only guaranteed 60% of the facility’s capacity.

Cargill, Inc.

In April 2010, we entered into a commercial license agreement with Cargill, pursuant to which Cargill granted to us an exclusive, worldwide, royalty bearing license, with a limited right to sub-license, to use certain patents that cover the next-generation yeast strain that we expect will eventually replace our E. coli or the Mitsubishi corynebacterium used in our fermentation process. We agreed to pay Cargill a royalty based on net sales of our products, but in no event less than a minimum annual royalty payment.

Concurrently with the commercial license agreement, we entered into a development agreement with Cargill for a term of four years. Under the development agreement, Cargill is further developing the next-generation yeast strain for use in producing bio-succinic acid and bio-succinic acid salts. We made an initial payment to Cargill and have agreed to pay Cargill certain fixed amounts per year for each full-time equivalent person to perform under the agreement in accordance with a work plan. In addition, we have agreed to make certain payments to Cargill upon reaching various milestones. The first milestone was a proof of concept milestone that was reached in May 2011. The second milestone relates to the next-generation yeast strain development and the final milestone relates to optimization of the next-generation yeast strain. The target date to reach the final milestone is the fourth quarter of 2013. The results stemming from the development work under the agreement are licensed to us pursuant to the commercial license agreement. To the extent Cargill exits the development agreement, we believe we have the rights necessary to perform the work ourselves. We also have an option to include cellulosic feedstocks under the development and license agreement.

DuPont

In June 2010, we entered into a license agreement with DuPont under which DuPont granted us worldwide sub-licenses and licenses to catalyst technology to develop and commercialize the hydrogenation of our bio-succinic acid to produce bio-BDO and/or bio-THF. Under the agreement, we will own all right, title and interest to any improvements to the sub-licensed patents discovered or developed by us during the term of the agreement to the extent that such improvements are not incorporated in DuPont’s technology. In consideration of these rights, we made an initial payment to DuPont and pay royalties to DuPont based on a percentage of net sales of products manufactured at plants built and operated by us or plants in which we own a controlling interest. A minimum amount of royalties must be paid to DuPont each year to maintain the non-exclusive rights granted to us in the agreement. Under the agreement, DuPont has the option to secure a portion of the bio-BDO and/or bio-THF we produce using DuPont’s catalyst technology through an off-take agreement with our future manufacturing facilities.

Mid-Atlantic Technology Research and Innovation Center

We have been working with MATRIC (Mid-Atlantic Technology Research and Innovation Center), an independent research institute founded by members of Union Carbide’s former development and engineering group, in the field of bio-succinic acid since the Spring of 2008. MATRIC’s extensive chemical process and engineering expertise has led to the development of an innovative isolation and purification process for bio-succinic acid that has substantially lower capital expenditure and operating expenses than the commonly practiced methods of purification. The process has been scaled-up at MATRIC’s piloting facility in Charleston, West Virginia. Our original service agreement with MATRIC has been renewed for various research and development projects but may be terminated by either party on 21 days written notice. MATRIC has agreed to transfer to us right, title and interest to any work produced by MATRIC under our agreement. For the term of the agreement and five years after, MATRIC may not provide to any other party professional activities related to processes for the production of succinic acid and its derivative products, based on renewable raw materials.

U.S. Department of Energy

In July 2009, we entered into an exclusive commercial patent license agreement with UT-Battelle, LLC and UChicago Argonne, LLC, each of which are entities that manage and operate laboratories under contracts with the DOE. Under the agreement, we have an exclusive commercial license to patents that cover the E. coli microorganism that we use in our manufacturing process. The license is limited to use in the production of bio-succinic acid using the bacteria covered by the licensed patents, and is subject to certain government rights, as well as licenses that UT-Battelle and UChicago Argonne may grant outside our field of use and/or for non-commercial purposes. Under the agreement, we pay all fees, running royalties, minimum annual royalties and patent maintenance and filing costs. We also have limited sub-license rights. We also agree to invest in the development of technology and market for bio-succinic acid in accordance with a development and commercialization plan. Unless terminated sooner, the term of the agreement runs until the expiration of the last-to-expire licensed patents, which is 2024.

Celexion, LLC

In September 2010, we entered into a technology license agreement with Celexion, LLC. Under the agreement, we have an exclusive, worldwide, royalty bearing license to develop, make, use or sell certain C6 derivatives, including adipic acid, hexamethylene diamine and hexanediol, under patent applications in the United States and certain foreign countries held by Celexion that describe metabolically engineered host cells for producing difunctional alkanes and methods for producing difunctional alkanes. The term of the agreement runs until the later of September 2025 or expiration of the last-to-expire licensed patents. Further under the terms of the agreement, Celexion has been carrying out experimental work on our behalf relating to enzyme activity and selectivity in connection with the licensed patents in exchange for certain annual, milestone and royalty payments.

Feedstock Partners

We can use a range of renewable feedstock, including glucose, lignocellulosic sugars and sucrose from cane sugar or beets. At our facility in France, our sugar source comes from the hydrolysis of starch obtained from wheat milling from Siclaé’s Chamtor wheat wet mill located adjacent to our plant. At our planned facility in Canada, we expect that sugar will come from corn milling, which is readily available on the open market, as an intermediate product in the production of high fructose corn syrup. For our planned facility in Thailand, PTT has committed to assisting us in identifying competitively priced sugar from sugar cane and tapioca starch or chips. Mitsui, a producer and trader of sugar in Thailand, will also be involved in helping us identify and secure feedstock. We have not entered into long-term feedstock supply agreements given that our process requires less sugar than most other renewable processes. As a result, our projected demand for sugar is expected to be a small fraction of the existing capacity in the markets in which we plan to operate.

Intellectual Property

Our success depends in large part upon our ability to obtain and maintain protection for our proprietary technologies and to operate without infringing the intellectual property rights of others. We primarily protect our intellectual property in the United States and certain other jurisdictions through a combination of patents and patent applications on inventions, trademark protection on our product names and trade secret protection as we deem appropriate. We also seek to ensure a competitive position through several partnership, joint development and joint venture agreements.

We own or have rights in patents and patent applications directed to various aspects of our business. With regard to our fermentation process we have in-licensed rights to 3 U.S. patents and counterpart patents and patent applications in Canada, Europe and other countries directed to our E. coli biocatalyst and to methods of producing succinic acid. The U.S. patents are scheduled to expire from 2015 to 2021. We have also in-licensed from Cargill one U.S. patent, three U.S. patent applications, and counterpart patents and patent applications in other countries relating to genetically modified yeast cells and processes for using such yeast cells to produce fermentation products.

With regard to the purification of bio-succinic acid and other dicarboxylic acids produced by fermentation, we own six U.S. patent applications and certain counterpart international patent applications directed to processes for producing succinic acid, adipic acid, and other di-carboxylic acids, or their ammonium salt forms from fermentation broths. For the conversion of bio-succinic acid to bio-BDO, we have in-licensed five U.S. patents from DuPont, and own four U.S. patent applications and counterpart applications in Europe, Canada, and in other countries directed to the conversion of bio-succinic acid to BDO. In addition, we own six international patent applications directed to the conversion of bio-succinic acid to other compounds such as diaminobutane, succinic dinitrile, succinamide, and pyrrolidones. We also own or have rights in patents and patent applications directed to the use of succinic acid and succinic acid salts. For example, we own or have rights in U.S. patents, U.S. patent applications, and under certain circumstances, foreign counterparts, directed to deicing compositions, methods of deicing using such compositions, methods of producing a runway deicer composition, biodegradable antifreeze, and methods of cooling an engine with such an antifreeze.

We have filed for trademark protection in the United States, Canada, the European Union and certain other jurisdictions, for the mark “BioAmber” with and without our logo, and our tag line “Chemistry Inspired by Nature” in connection with succinic acid, succinic salts and derivatives, dicarboxylic acid, dicarboxylic salts and derivatives.

We also protect our proprietary information through written agreements. Our employees, consultants, contractors, partners and other advisors are required to execute nondisclosure and assignment of invention agreements upon commencement of employment or engagement. In addition, we protect our proprietary information through written confidentiality agreements with outside parties who may be exposed to confidential information.

Research and Development

As of September 30, 2011, our research and development department included 33 scientists and engineers, nine of which are employed by us, six of which we engage in a consulting capacity and 18 of which are full time equivalents that we fund through our research and development collaborations with third parties. We have worked with partners like Cargill and Mitsubishi Chemical to accelerate time to market and leverage existing know-how and infrastructure. Our technology development was initially focused on capabilities in fermentation engineering, analytical chemistry and molecular biology. We are currently focused primarily on catalysis, purification process development and applications of our product.

Our net research and development expenditures were approximately $0.4 million from October 15, 2008 through June 30, 2009, $1.5 million for the year ended June 30, 2010, $4.8 million for the six months ended December 31, 2010 and $6.6 million for the six months ended June 30, 2011.

Competition

We expect our advanced bio-based specialty chemicals to compete with petrochemical equivalents that are proven in the market and manufactured by established companies, such as Gadiv Petrochemical Industries Ltd., Mitsubishi Chemical, DSM and numerous small Chinese producers including Anqing Hexing Chemical Co Ltd, and Anhui Sunsing Chemicals Co., Ltd. In addition, our products will compete against other companies in the bio-based specialty chemical industry, both start-ups, including Genomatica, Inc. and Myriant Corporation and established companies, including a collaborative venture between DSM and Roquette Frères S.A. and a collaborative venture between BASF SE and Purac. We believe that the primary competitive drivers include:

•	price and production costs relative to both bio-based and petroleum-derived suppliers of our products;

•	capital requirements and access to capital, particularly in relation to our bio-based competitors;

•	feedstock and technology platform flexibility;

•	technology performance including overall yields and fermentation productivity relative to our bio-based competitors;

•	drop-in and replacement capability into customer’s current processes for existing large markets;

•	the ability to rapidly scale up production to commercial scale, produce meaningful volumes and offer customers reliable supply in qualified facilities;

•	the purity and quality of our products; and

•	the ability to refrain from being subject to price volatility and reliability of our feedstock supply.

We believe we compete favorably with respect to all of these factors. With our innovative purification process, we are confident that we will be a cost competitive producer of high quality bio-succinic acid both relative to our bio-based competitors, especially given the lead time advantage we gained in securing customer relationships and entering into contractual agreements. We also believe our bio-based succinic acid is cost-competitive with our petroleum-derived competitors’ succinic acid. However, our competitors include large chemical companies that are better capitalized, with larger research and development departments and budgets, and well-developed distribution systems and networks for their products. These companies have relationships with our potential customers and have sales and marketing programs in place to promote their products.

Regulatory Overview

We are subject to various international, federal, state and local regulatory laws, rules and regulations, including those relating to pollutant discharges into the environment, the management of hazardous materials, the protection of endangered species and the health and safety of our employees. For example, in the United States, the Occupational Safety and Health Act and analogous state laws and regulations govern the protection of the health and safety of employees. The Clean Air Act and analogous state laws and regulations impose obligations related to emissions of air pollutants, including greenhouse gases. CERCLA (Comprehensive Environmental Response, Compensation, and Liability Act) and analogous state laws and regulations govern the clean-up of hazardous substances. The Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws and regulations govern discharges into waters. The Toxic Substances Control Act, or TSCA, and analogous state laws and regulations impose requirements on the production, importation, use and disposal of chemicals and genetically modified microorganisms.

In Canada, similar regulatory programs exist under the Canadian Environmental Protection Act (CEPA 1999). In particular, a regulatory program similar to TSCA requires that Environment Canada be notified before manufacturing any chemical not included on the Domestic Substances List (DSL). At least one of our future products is not currently included on the DSL and we are working with Environment Canada to secure approval for its manufacture, which could potentially result in delays or significant costs. In the European Union, a chemical regulatory program exists known as REACH (Registration, Evaluation, Authorization, and Restriction of Chemical Substances). Under REACH, we are required to register our products with the European Commission. The registration process requires the submission of information to demonstrate the safety of chemicals as used and could result in significant costs or delay the manufacture or sale of our products in the European Union.

In addition, we are or will be required to obtain, maintain or file various approvals, permits, licenses, registrations, certifications, intents to manufacture, environmental assessments and other requirements, such as air emission and water discharge permits, construction permits and boiler licenses. Such laws, regulations and permit conditions can result in substantial liabilities and the potential for permit revocations and plant shutdowns in the event we fail to comply with the applicable law, regulation or permit condition. The development of new processes, manufacture of new products using our processes, commercial sales of products produced using our processes, as well as geographic expansion, and in particular international expansion, will subject us and our industry partners to additional regulatory laws, rules and regulations.

The construction and operation of our production plants will require obtaining permits and other approvals in various jurisdictions. For example, the production plant in Sarnia, Ontario, Canada will require Certificates of Approval from the Ministry of Environment, an Environmental Assessment under the Canadian Environmental Assessment Act, and planning, construction, building, occupancy and fire permits from the City of Sarnia. Similar requirements are anticipated to apply in other countries where production plants are or may be planned. As a condition to granting the permits and other approvals, regulators could make demands that increase our partnerships’ construction and operating costs and result in the need to procure additional financing. Failure to obtain and comply with all applicable permits and other approvals could halt construction and subject us and our partners to future claims. We therefore cannot guarantee procurement or compliance with the terms of all permits and all other approvals needed to complete, and later continue to operate, our and our partners’ production plants. In addition to actual plant operations, liabilities could arise from investigation and clean-up of environmental contamination at our and our partners’ production plants. We and our partners may also be subject to third-party claims alleging property damage or personal injury due to the release of or exposure to hazardous substances.

In addition, new laws, new regulations, new interpretations of existing laws or regulations, future governmental enforcement of environmental laws or other developments could result in significant expenditures. For example, in 2009, the EPA announced its “Essential Principles for Reform of Chemicals Management Legislation” and in April 2011, the Safe Chemicals Act of 2011 was introduced in Congress. This bill would amend TSCA to be more like REACH and require safety testing of all industrial chemicals and could result in the need to disclose confidential business information relating to chemical safety. We are monitoring this and other legislative and regulatory developments. Any failure by us or our industry partners to comply with applicable regulatory rules and regulations could harm our reputation as well as our business, financial condition and operating results. In addition, regulatory approvals, registrations, permits, licenses, certifications and other requirements may be denied or rescinded resulting in significant delays, additional costs and abandonment of certain planned activities or require us to engage in costly and time consuming efforts to remediate. Compliance with applicable regulatory rules and regulations can be costly and time consuming.

Facilities

We have offices in Montreal, Canada, Plymouth, Minnesota and Shanghai, China.

Our Plymouth facility consists of approximately 27,000 square feet of office and laboratory space, including a state of the art research and development facility with capabilities in molecular biology, fermentation and analytical chemistry. We sublease this space under an agreement that expires on February 29, 2012. We are currently in negotiations to enter into a four year lease after the term of our current sublease expires. We sublease approximately 3,500 square feet of administrative office space in Montreal under a sublease agreement that will expire in May 2013. We also lease office space in Shanghai, China, through Sinoven, our wholly-owned subsidiary. The lease agreement expires on May 12, 2012.

Through a toll manufacturing agreement with ARD, we have exclusive access to ARD’s 32,292 square foot demonstration plant in Pomacle, France until June 30, 2013, and have an option to renew until the end of 2014. We have been operating the Pomacle facility for 21 months.

We have entered into a joint venture agreement with Mitsui to construct a production facility in Sarnia, Ontario. We expect our Sarnia, Ontario facility to commence production in 2013 with an initial capacity of approximately 17,000 metric tons of bio-succinic acid. We are currently negotiating a long-term lease for this facility, to commence in early 2012.

We believe that our current office facilities and proposed plant constructions are suitable and adequate to meet our short term needs. To the extent our needs change as our business grows, we believe additional space and facilities will be available.

Employees

As of September 30, 2011, we had 24 full time employees and 40 full-time equivalents through our various collaboration arrangements. Of these employees, nine were engaged in research and development, six were engaged in sales and marketing and nine engaged in general and administrative activities, respectively. Seven employees are based in Canada, 15 are based in the United States and the remaining two employees are located in Europe. Of our full-time equivalents, we engage six full-time equivalents in a consulting capacity, 18 full-time equivalents through our research and development collaborations with third parties, and 16 full-time equivalents through our toll manufacturing agreement with ARD. We also employ other temporary staff across the organization to augment support for our employees. None of our employees are represented by a labor union. We have never experienced any employment-related stoppages and we consider our employee relations to be good.

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. We are not currently a party to any material litigation or other material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth certain information about our executive officers, key employees and directors as of the date of this prospectus.

Name	Age	Position
Executive Officers:
Jean-François Huc	47	President, Chief Executive Officer and Director
James Millis	56	Chief Technology Officer
Andrew P. Ashworth	59	Chief Financial Officer
Michael A. Hartmann	44	Executive Vice President
Babette Pettersen	55	Senior Vice President, Marketing and Sales
Key Employees:
Raymond Balée	61	Vice President, Polymers Business
Roger Laurent Bernier	55	Vice President, Compliance and Intellectual Property
Thomas J. Dries	56	Senior Vice President, Operations Strategy
Dilum Dunuwila	46	Vice President, Engineering
Kenneth W. Wall	62	Senior Vice President, Manufacturing
Non-Employee Directors:
Kurt Briner	67	Chairman of the Board
William H. Camp	62	Director
Heinz Haller	56	Director
Taro Inaba	44	Director
Raymond J. Land(1)	66	Director
Denis Lucquin	54	Director

(1)	Member of the audit committee.

The following paragraphs provide information as of the date of this prospectus about our executive officers, key employees and non-employee directors. The information presented includes information about each of our director’s specific experience, qualifications, attributes and skills that led our board of directors to the conclusion that he should serve as a director.

Executive Officers

Jean-François Huc has served as our President and Chief Executive Officer since 2009. Mr. Huc also serves on our board of directors. Mr. Huc was Chief Operating Officer of Diversified Natural Products, Inc. from 2006 until 2008. Earlier in Mr. Huc’s career, he served as Chief Executive Officer of TGN Biotech Inc., a company producing recombinant proteins in transgenic animals, from 2004 to 2005 and MedExact S.A., a company offering web-based promotional services to pharmaceutical companies in the United States and France, from 2000 to 2002. Mr. Huc was Vice President of Alliance Management for Sanofi-Synthelabo S.A. from 1998 to 2000. Prior to Sanofi, he was a Partner with Arthur D. Little, a management consulting firm, from 1995 to 1997, and served in several other consulting and sales roles prior to 1995. Mr. Huc obtained a Master of Business Administration from York University in Toronto and a Bachelor of Science in biochemistry from the University of Western Ontario. He is a valuable member of the board of directors due to his leadership, his experience in business and his understanding of our company, which brings extensive knowledge and continuity to the board of directors.

James Millis has served as our Chief Technology Officer since 2009. Prior to joining the company, Mr. Millis served as Chief Executive Officer of Draths Corporation, a chemical company that focuses on manufacturing bio-based materials, from 2007 to 2009. From 2001 to 2007, he served as Technical Director for Cargill’s Industrial Bioproducts business unit. Earlier positions included business and technical leadership roles at Maxygen Inc. and Bio-Technical Resources. Mr. Millis has been involved in the commercial development and scale-up of several technologies, spanning fermentation and chemical catalysis, and is co-inventor on 20 U.S. patents and their foreign equivalents. Mr. Millis holds a Master of Science in chemical engineering from the University of Pittsburgh and a Bachelor of Science in chemical engineering from Cornell University.

Andrew P. Ashworth has served as our Chief Financial Officer since 2011. From 2005 to 2011, Mr. Ashworth served as Vice President, Finance of the Genencor Division of Danisco A/S, a business supplying bio-based ingredients for food and beverage products. Before it was acquired by Danisco A/S, Mr. Ashworth served as Vice President and Corporate Treasurer of Genencor International, Inc. from 1998 to 2005. From 1988 to 1998, Mr. Ashworth was a Manager and a Director of Corporate Finance at VF Corporation. Mr. Ashworth also worked at Corning Incorporated, from 1981 to 1988, and PricewaterhouseCoopers LLP from 1978 to 1981. Mr. Ashworth received a Master of Business Administration in accounting and finance from the Rochester Institute of Technology and a Bachelor of Arts in economics and history from Hartwick College. Mr. Ashworth is a Certified Public Accountant.

Michael A. Hartmann has served as our Executive Vice President since 2009. From 1998 to 2008, Mr. Hartmann was an Executive Director of Institutional Sales at CIBC World Markets Inc. Prior to that, Mr. Hartmann had business and sales roles at Sprott Securities, Dlouhy Investments Inc. and Thomson Kernaghan & Co. Ltd. Mr. Hartmann received an International Master of Business Administration from York University in Toronto and a Bachelor of Arts from Rollins College.

Babette Pettersen has served as our Senior Vice President of Marketing and Sales since 2011. From 2007 to 2010, Ms. Pettersen was Vice President of New Business Development for Performance Materials at Royal DSM N.V., where her team worked on identifying new business platforms for DSM’s Performance Materials Business. From 1985 to 2007, Ms. Pettersen held several positions at Dow Corning Corporation, including Director of Marketing and New Business Development in a number of different industries, including electronics, packaging, personal and household care. Ms. Pettersen also led the corporate Marketing Excellence Council and business development for the Corporate Business & Technology Incubator. She is a member of the VIP Advisory Board of the European Women’s Professional network, and of the Advisory Board of 20-first, dedicated to exploring the economic power and potential of a more gender-balanced business world. Ms. Pettersen holds a Master of Business Administration from INSEAD in Fontainebleau, France and a Bachelor of Science in biology from Wellesley College.

Key Employees

Raymond Balée has served as our Vice President of Polymers Business since 2011. From 2008 to 2011, he served as Managing Partner of Sinoven, where he led the commercialization of nanotechnology-based products and technologies. From 2000 to 2008, Mr. Balée was Managing Director and President of Nanotechnology and International for Headwaters Inc., an alternative fuels and construction materials company, where he built its nanotechnology-based business, secured strategic partnerships and led his team to win the 2007 President’s Green Chemistry Challenge Award from the U.S. Environmental Protection Agency. Mr. Balée also worked as Vice President Business Management at Arco Chemical, was a Business Manager for the General Electric Company’s plastics division and a District Sales Manager for Ford Motor Company’s glass division. Mr. Balée earned a Bachelor of Arts from the Citadel and a Master of Science from Wichita State University.

Roger Laurent Bernier has served as our Vice President of Compliance and Intellectual Property since 2011 and prior to that, served as our Vice President of Research and Development. Mr. Bernier was Vice President of Research and Development at Diversified Natural Products, Inc. from 2007 until 2009. From 2006 to 2007, Mr. Bernier was President of Kordia Life Sciences, Inc., a consulting firm in the area of industrial and agricultural biotechnology. From 2000 to 2006, he served as Vice President of the Quebec and Atlantic Region of Foragen Technologies Management Inc., a venture capital fund in the agricultural and biotechnology sector. Prior to that, Mr. Bernier served as Executive Director of BioAtlantech, a non-profit agency for the development of bio-industries in New Brunswick, Canada, was Director of BioSciences – Health Sector at Innocentre, a Canadian technology consulting firm, and worked as a Principal Scientist and Fermentation Group Leader at Zeneca BioProducts, a biotechnology company. Mr. Bernier completed an Industrial Post-doctoral Fellowship at the Pulp and Paper Research Institute of Canada and holds a Doctor of Philosophy in microbiology and immunology from the University of Montreal in Quebec, a Master of Science in microbiology and immunology from the University of Montreal in Quebec and a Bachelor of Science in biological sciences from the University of Montreal in Quebec.

Thomas J. Dries has served as our Senior Vice President of Operations Strategy since 2011. From 2009 to 2011, Mr. Dries was Managing Partner for NCN Partners, LLC, a consulting firm that specialized in resolving critical supply claim and business development issues in the renewable fuel and chemical markets. From 2007 to 2009, Mr. Dries was Vice President of Business Development and Marketing at Gevo, Inc. Prior to Gevo, Mr. Dries served in a variety of roles at Cargill from 1978 to 2007, including Vice President of Operations of Cargill’s Biofuels Operating Services, General Manager of Midwest Lysine LLC, a joint venture between Cargill and Degussa AG, Project Manager for Cargill’s Emerging Business Accelerator, Business Development Manager for Cargill Biosciences and National Product Manager for Specialty Sweeteners. Mr. Dries has extensive experience in supply chain management, feedstock contracting, site selection for green and brownfield facilities and designing, building and operating fermentation plants. Mr. Dries has a Master of Business Administration from Wright State University and a Bachelor of Science in biology from Wright State University.

Dilum Dunuwila has served as our Vice President of Engineering since 2009. Mr. Dunuwila was Vice President of Process and Business Development at Diversified Natural Resources, Inc. from 2007 until 2009, and served as its Director of Research and Development from 1998 to 2007. Mr. Dunuwila has also worked as a Post-Doctoral Research Associate and Research Assistant Professor at Michigan State University, where he was directly responsible for the development of succinic acid technologies and was the co-inventor of numerous patents encompassing formulations, applications, and separations that form part of our IP portfolio. Mr. Dunuwila holds a Ph.D. in chemical engineering from Michigan State University at East Lansing, a Master of Science in chemical engineering from Michigan State University at East Lansing and a Bachelor of Science in chemistry from Michigan State University at East Lansing.

Kenneth W. Wall has served as our Senior Vice President of Manufacturing since 2011. From 2005 to 2011, Mr. Wall was a consultant to the chemical industry. In 2004, Mr. Wall was President of Intermediates and Specialty Products business at INVISTA. Prior to 2004, Mr. Wall served in various positions at DuPont since 1974 and culminating as Vice President and General Manager of DuPont’s Nylon Intermediates, Polymers and Specialties division. Mr. Wall’s broad experience includes roles such as Director of Integrated Operations, Director of Manufacturing, Global Business Manager, Plant Superintendent, R&D Director, Product Manager and Staff Engineer. Mr. Wall holds a Ph.D. in chemical engineering from the University of Missouri-Rolla, a Master of Science in chemical engineering from the University of Missouri-Rolla and a Bachelor of Science in chemical engineering from the University of Missouri-Rolla.

Non-Employee Directors

Kurt Briner has served as the Chairman of our board of directors since 2009. Mr. Briner was President and Chief Executive Officer of Sanofi Pharma S.A. from 1988 until his retirement in 2000 and has since been an independent consultant to pharmaceutical and biotechnology companies. He has over 35 years of experience in the pharmaceutical industry and was a member of the board of directors of Novo Nordisk prior to 2010, and is currently a member of the board of directors of Progenics Pharmaceuticals Inc., a pharmaceutical company based in New York, and Galenica S.A., a European-based pharmaceutical company. Mr. Briner received a Diploma from École de Commerce in Basel and Lausanne. Mr. Briner’s extensive experience in the pharmaceutical and biotechnology industries, his service in senior management and as a board member of large business enterprises and appreciation of business organizations and practices in diverse international cultures add to his many qualifications as a director.

William H. Camp has served on our board of directors since 2011. Mr. Camp has served as a Senior Advisor to Naxos since 2011. Mr. Camp served in various roles at Archer Daniels Midland Company, or ADM, from 1986 to 2007, culminating as Executive Vice President of Global Manufacturing and Asia Strategies, where he was responsible for manufacturing, risk management, capital expenditure planning and approval, expansion and acquisition. During his long career at ADM, Mr. Camp held positions of Group Vice President responsible for oilseeds, cocoa and wheat milling, President of North American oil seeds crushing operations and President of South American operations covering eight countries. Prior to joining ADM, Mr. Camp worked in A.E. Staley Manufacturing Company’s Grain Processing division. Since retiring from ADM in 2007, he has served and continues to serve on the board of directors of numerous companies including Chiquita Brands International, Grain Storage Incorporated, Tate & Lyle PLC, First Illinois Corporation and Oasis Foods Company. Mr. Camp received a Bachelor of Science in business administration from the University of Illinois, Champagne-Urbana. Mr. Camp is a valuable member of the board of directors due to his over 30 years of experience in and knowledge of the agricultural industry and manufacturing operations.

Heinz Haller has served on our board of directors since 2011. He is Executive Vice President and Chief Commercial Officer of the Dow Chemical Company where he is responsible for corporate Marketing and Sales and all new business growth activities including joint ventures and subsidiaries. He has worked at Dow Chemical Company in various roles from 2006 through the present, from 1987 to 1994 and from 1982 to 1987. From 2002 to 2006, Mr. Haller served as Managing Director of Allianz Capital Partners, GmbH, a private equity firm. Prior to that, he was Chief Executive Officer of both Red Bull Sauber AG, a company that provides automotive research and development services and Sauber Petronas Engineering AG, a company that built engines for the Sauber formula one team. He has also worked as Managing Director of Plüss-Staufer AG, a chemical distribution company. Mr. Haller is Chairman of the Dow Kokam Board and the Dow AgroSciences Members Committee, as well as a member of the Board of Directors for the Dow Corning Corporation, the Michigan Molecular Institute, and the U.S. India Business Council. Mr. Haller earned a certification in the advanced executive program from University of California at Los Angeles and holds a Master of Business Administration from IMD, Lausanne, Switzerland. His experience in leadership roles and knowledge of the chemical industry makes him a valuable member of our board of directors.

Taro Inaba has served on our board of directors since 2011. He is the General Manager of the Cleantech and Healthcare Investment Department of Mitsui & Co., Ltd.’s Principal Investment Division where he has worked since 2009. From 2001 to 2008, Mr. Inaba worked at Mitsui & Co. Venture Partners, Inc. where his most recent position was President and Chief Executive Officer. Mr. Inaba currently serves on the boards of Actimis Pharmaceuticals, Inc., Boston Biomedical Inc., NapaJen Pharma, Inc. and Hutchison MediPharma Limited. Mr. Inaba joined Mitsui in 1991 where he began by working in the firm’s chemical business units responsible for the business development of multiple organic chemical products. Mr. Inaba received a Master of Business Administration from European University in Lisbon, Portugal and a Bachelor of Science in Engineering in Polymer Chemistry from Kyoto University in Kyoto, Japan. He is a Chartered Financial Analyst charter holder. Mr. Inaba’s service on the boards of directors of other companies as well as his over 20 years experience and knowledge of the biotechnology and cleantech sectors makes him a valuable member of our board of directors.

Raymond J. Land has served on our board of directors since 2011. Mr. Land retired after most recently serving as the Senior Vice President and Chief Financial Officer of Clarient, Inc., a cancer diagnostics company, where he worked from 2008 to 2010. From 2007 to 2008, he was the Senior Vice President and Chief Financial Officer of Safeguard Scientifics, Inc., a venture capital firm. From 2006 to 2007, Mr. Land was Executive Vice President and Chief Financial Officer of Medcenter Solutions, Inc., a medical education and marketing services company in the pharmaceuticals industry, and from 2005 to 2006, he was Senior Vice President and Chief Financial Officer of Orchid Cellmark Inc., a DNA testing company. Mr. Land also served as Senior Vice President and Chief Financial Officer for Genencor International, Inc., from 1997 until its acquisition in 2005. From 1991 to 1996, he served as Senior Vice President and Chief Financial Officer for West Pharmaceutical Services, Inc. Previously, Mr. Land has also held various positions at Campbell Soup Company, Inc. and at Coopers & Lybrand, an accounting firm. Mr. Land currently serves on the board of directors of Anika Therapeutics, Inc., where he is the chair of the audit committee, and Mountain View Pharmaceuticals, Inc., a privately held pharmaceuticals company. Mr. Land is a Certified Public Accountant and received a Bachelor of Business Administration in accounting and finance from Temple University. Mr. Land’s service on the boards of directors and leadership positions at numerous companies in the biotechnology and pharmaceutical industries make him a valuable member of the board of directors.

Denis Lucquin has served on our board of directors since 2009. Mr. Lucquin is a Managing Partner and Chairman of Sofinnova Partners, a venture capital firm specializing in life sciences and cleantech investments, where he has worked since 1991. Prior to joining Sofinnova, Mr. Lucquin worked in academic research in the technology transfer department at the French National Institute for Agricultural Research (INRA). He also has previously served as Director of Investments at Innolion (Crédit Lyonnais). He currently serves on the boards of directors of Avantium Holding BV, Ablynx NV, Cerenis Therapeutics SA, and Noxxon Pharma AG and has previously served on numerous additional boards of directors, including the boards of directors of Innate Pharma SAS and Novexel SA. He is also the founder of Association France Biotech. Mr. Lucquin is a graduate of École Polytechnique in France where he received a graduate degree in math, physics and chemistry. He also obtained a graduate degree in biology from École de Génie Rural des Eaux et Forêts in France and a post-graduate degree in innovation management from Université de Paris-Dauphine in France. Mr. Lucquin is a valuable member of the board of directors due to his experience in and knowledge of the biotechnology sector as well as his knowledge of biotechnology and cleantech businesses.

Composition of Our Board of Directors

Our board of directors currently consists of seven members, three of whom were elected pursuant to the board composition provisions of our stockholders agreement, which is described under “Certain Relationships and Related Party Transactions—Shareholders Agreement” in this prospectus. These board composition provisions will terminate immediately prior to the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, and professional and personal experiences and expertise relevant to our growth strategy.

Director Independence.    We have not yet applied to have our shares listed on a stock exchange, but intend to do so promptly following the initial filing of this prospectus. Accordingly, our board of directors has not yet made a determination regarding the independence of our directors generally. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the stock exchange upon which our shares are listed and the rules and regulations of the Securities and Exchange Commission. There are no family relationships among any of our directors or executive officers.

Staggered Board.    Immediately prior to the closing of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2012 for Class I directors, 2013 for Class II directors and 2014 for Class III directors.

•	Our Class I directors will be and ;

•	Our Class II directors will be and ; and

•	Our Class III directors will be , and .

Our amended and restated certificate of incorporation and amended and restated by-laws, which will be effective upon the completion of this offering, provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of chairman of the board and chief executive officer are separated. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated by-laws, which will be effective upon the completion of this offering, and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our operations, strategic direction and intellectual property as more fully discussed under “Risk Factors” in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The board of directors’ role in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on our company, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables to the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which operates pursuant to a charter adopted by our board of directors. Upon the closing of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission rules and regulations and the Internal Revenue Service code and regulations.

Audit Committee.    We have not yet applied to have our shares listed on a stock exchange, but intend to do so promptly following the initial filing of this prospectus. Accordingly, our board of directors has not yet made a determination regarding the independence of our directors generally. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the stock exchange upon which our shares are listed and the rules and regulations of the Securities and Exchange Commission.                     ,                      and                      currently serve on the audit committee, which is chaired by                     . Our board of directors has designated Raymond Land as an “audit committee financial expert,” as defined under the applicable rules of the Securities and Exchange Commission. The audit committee’s responsibilities include:

•	overseeing our corporate accounting and financial reporting process, including the work of the independent auditors;

•	evaluating the independent auditor’s qualifications, performance and independence;

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	establishing or recommending policies to our board of directors with respect to the hiring of current or former employees of the independent auditors;

•	reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•

monitoring, reporting to and reviewing with the board of directors regarding the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

•	reviewing quarterly earnings releases; and

•	reviewing annually the audit committee charter and the audit committee’s performance.

Compensation Committee.    We have not yet applied to have our shares listed on a stock exchange, but intend to do so promptly following the initial filing of this prospectus. Accordingly, our board of directors has not yet made a determination regarding the independence of our directors generally. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the stock exchange upon which our shares are listed and the rules and regulations of the Securities and Exchange Commission and the code and regulations of the Internal Revenue Service.                     ,                     ,                      and                      currently serve on the compensation committee, which is chaired by                     . The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	reviewing and discussing with the board of directors corporate succession plans for the chief executive officer and other key officers;

•

exercising sole authority to retain, terminate and approve terms of retention of any consulting firm or other outside advisor on compensation matters used by the compensation committee to assist in the evaluation of director or executive officer compensation; and

•	reviewing annually the compensation committee charter and the compensation committee’s performance.

Nominating and Corporate Governance Committee.    Effective upon the closing of this offering, we intend to establish a nominating and corporate governance committee. We have not yet applied to have our shares listed on a stock exchange, but intend to do so promptly following the initial filing of this prospectus. Accordingly, our board of directors has not yet made a determination regarding the independence of our directors generally. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the stock exchange upon which our shares are listed and the rules and regulations of the Securities and Exchange Commission.             ,             and              currently serve on the nominating and corporate governance committee, which is chaired by             . The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines;

•	overseeing the evaluation of the board of directors and management; and

•	reviewing annually the nominating and corporate governance committee charter and the nominating and corporate governance committee’s performance.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website at www.bio-amber.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses our executive compensation policies and arrangements as they relate to our named executive officers who are listed in the compensation tables set forth below. The following discussion should be read together with the compensation tables and related disclosure set forth below.

Compensation Discussion and Analysis

Named Executive Officers

This compensation discussion and analysis provides information about the material elements of compensation that were paid, awarded to or earned by our “named executive officers” during 2010. Our named executive officers for the fiscal year ending December 31, 2010 were:

•	Jean-François Huc, our Chief Executive Officer, or CEO;

•	Michael A. Hartmann, our Executive Vice President, Business Development and Principal Financial Officer during fiscal year 2010;

•	James Millis, our Chief Technology Officer;

•	Roger Laurent Bernier, our Vice President, Compliance and Intellectual Property; and

•	Dilum Dunuwila, our Vice President, Engineering

Compensation Philosophy and Objective

Our compensation philosophy is one that rewards performance and value creation, based on both individual and company performance. Our executive compensation program is designed to achieve the following objectives:

•	attract, engage and retain individuals of superior ability, experience and managerial talent, enabling us to be an employer of choice in our highly competitive and dynamic industry;

•	motivate and reward executives whose knowledge, skills and performance ensure our continued success;

•

encourage and inspire our executives to achieve key corporate performance objectives by linking base salary increases and incentive award opportunities to the achievement of individual and company-wide short- and long-term goals; and

•

align the interests of our executives and stockholders by motivating executives to increase stockholder value by providing a significant portion of total compensation opportunities for our executive officers in the form of direct ownership in our company through stock options.

We believe our compensation program provides the proper incentives for high performance by linking compensation to the success of the company. We continue to review what we believe are best practices with respect to compensation and benefits, and our board of directors, or board, uses its judgment and experience and the recommendations of our compensation committee and CEO to determine the appropriate levels of executive compensation. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation will continue to evolve.

Compensation Program

We target our named executive officers’ total compensation to be competitive with the market, based on the understanding of our board of the markets in which we compete for talent. In addition, as the executive salary grade level and overall responsibility increases, the level of annual cash incentive and equity-based compensation as a percentage of total direct compensation increases. This approach allows us to attract, retain and continue to motivate executives who have the appropriate experience and skill sets to execute our strategic plans and attain both our short- and long-term corporate financial and strategic goals.

The initial compensation arrangements with our executive officers, including the named executive officers, have been determined in negotiations with each individual executive when he joined the company. Following the completion of these arrangements, the board has been responsible for overseeing, determining and approving the compensation of our executive officers. Following its formation in June 2010, our compensation committee has been responsible for overseeing our executive compensation program and recommending compensation packages to our board for its approval.

Our approach to compensation has been related to our stage of development. Prior to the completion of this offering, we were a privately held company. In determining executive compensation, our compensation committee and board informally considered a wide variety of factors in arriving at their compensation decisions, including their understanding of the competitive market for corresponding positions within comparable geographic areas and companies of similar size and state of development operating in the biotechnology and clean technology industries. Our board and compensation committee did not rely on any surveys or benchmarking data. Rather, this consideration was based on the general and personal knowledge possessed by members of our compensation committee and board, based on their experiences with other companies and their independent business judgment. Our compensation committee and board believes this general approach helps us to compete in hiring and to retain the best possible talent while at the same time maintaining a reasonable and responsible cost structure.

Elements of Compensation

The main elements of our executive compensation program are:

•	base salary;

•	cash bonus;

•	long-term equity incentives; and

•	retirement and other benefits.

We combine short-term compensation components (such as base salaries and annual cash bonuses) and long-term compensation components (such as equity incentive awards) to provide an overall compensation structure that is designed to both attract and retain key executives as well as provide incentive for the achievement of short- and long-term corporate objectives.

Each of our primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation program is designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element of our executive compensation program, to a greater or lesser extent, serves each of our objectives as set forth above.

Base Salary

Base salary is intended to provide our executives with a fixed level of cash compensation that is consistent with the individual’s skill level, experience, knowledge, competencies, length of service with our company and the level of responsibility and complexity of the individual’s position. We believe base salary should reflect the overall sustained performance and contributions to us over time while providing a secure base of compensation that is competitive with the marketplace. For newly hired executive officers, the base salary is established through arm’s-length negotiations between the board and the executive, in which the board considers the base salary of the individual and his or her prior employment and any unique personal circumstances that motivated the executive to leave the prior position and join us. Once base pay levels are initially determined, our board, upon recommendation of our compensation committee, adjusts base salary levels as it deems reasonable and appropriate to recognize specific performance achievements or significant increases in responsibilities. Generally, we expect the base salaries of our named executive officers to increase in-line with any increases in responsibilities.

Effective following the end of the fiscal year ending June 30, 2010, the board, upon recommendation by the compensation committee, approved increases to the base salaries of our named executive officers (except for Mr. Millis, who did not commence full-time employment with us until August 1, 2010). Increases were considered within the context of our overall budgetary parameters before more specific individual and market competitive factors and overall economic factors were considered, and, in the case of our named executives officers other than our CEO, increases were based on recommendations by our CEO. We did not apply specific formulas for individual salary adjustments and the executives’ employment agreements do not provide for automatic or scheduled increases in base salaries. Base salaries for our executive officers, as well as the other elements of compensation, are evaluated on a periodic basis.

The following table shows the annual base salaries for our named executive officers for fiscal year 2010.

Named Executive Officer	2010 Annual Base Salary Rate through June 30, 2010		2010 Annual Base Salary Rate effective July 1, 2010 through June 30, 2011

Jean-François Huc	$342,929(2)		$368,632(2)
CEO
Michael A. Hartmann	$218,118	(2)	$206,000	(2)
Executive Vice President
James Millis(1)	-		$240,000
Chief Technology Officer
Roger Laurent Bernier	$233,871	(2)	$222,263	(2)
Vice President, Compliance and Intellectual Property
Dilum Dunuwila	$170,000		$195,000
Vice President, Engineering

(1)	Mr. Millis joined the Company as an employee on August 1, 2010 and his base salary was set at that time pursuant to the terms of his employment agreement.
(2)	Base salary amount was paid in Canadian dollars and converted to U.S. dollars for the purposes of this column, using the average exchange rate for 2010 of US$1.00 to CAD$1.03.

Cash Bonus

We believe that a meaningful portion of total compensation should be at risk, either through annual cash bonuses or long-term incentives. This helps to align our executive officers’ interests with the interests of stockholders and incentivizes our executive officers to drive profitable growth of our business. Our executive officers’ employment agreements do not provide for guaranteed cash bonuses; however, they do provide for target annual cash bonus opportunities.

We use annual cash bonuses to motivate our executive officers to achieve, and reward them for achieving, annual corporate and individual goals. It is not formulaic. Instead, it is based on a subjective analysis that includes an assessment of our accomplishments, performance and achievements as measured against our business and financial goals.

Our performance is evaluated by the compensation committee and the CEO at the completion of each fiscal year, when they review our success in achieving the corporate goals established near the beginning of the fiscal year. The individual performance factor of the bonus is measured by our CEO’s, or in the case of our CEO’s performance, our compensation committee’s, assessment of the overall performance of each such executive. The evaluation by the CEO takes into account the executive’s position within BioAmber, the corporate goals over which that executive has control or influence and our understanding of the market practices of other companies.

Following the fiscal year ended June 30, 2010, we approved a change to our fiscal year end to December 31. Therefore, we evaluated and paid cash bonuses based upon performance for the fiscal year ended June 30, 2010. In addition, we evaluated and paid cash bonuses based upon performance for the twelve months ended June 30, 2011. In order to align the annual cash bonus program with the new fiscal year end, we intend to evaluate and pay cash bonuses for the six months ending December 31, 2011 and, thereafter, on an annual basis after each fiscal year ending December 31.

For performance in 2010, the board established certain corporate objectives, including: establishing initial sales to customers, raising additional financing, strengthening our management and organizational structure, improving our technology and research and development capabilities, taking steps towards establishing a plant in North America and achieving certain objectives related to product development. Individual objectives were established by the board, in the case of our CEO, and by our CEO in the case of our other named executive officers. Individual objectives were set to reflect the individual contributions to the achievement of the corporate objectives. At the end of the fiscal year ended June 30, 2010 and at the end of the twelve month period ended June 30, 2011, the compensation committee evaluated the achievement of the corporate objectives and the achievement of the individual objectives of our CEO and made recommendations to the board, and our CEO made recommendations to the compensation committee regarding each other named executive officer based upon his evaluation of each other named executive officer’s performance. There was no weighting given to any of the corporate objectives or between individual or corporate objectives; rather, the compensation committee, in the case of our CEO, and the CEO, in case of the other named executive officers, reviewed the overall achievement of the corporate objectives and the subjective evaluation of each named executive officer’s performance, to determine the level of achievement. The final bonus amounts were approved by the board.

The following table shows the cash bonuses paid to our named executive officers in respect of performance during the year ended December 31, 2010 as well as the current cash bonus target expressed as a percentage of base salary for those named executive officers.

Named Executive Officer	Cash Bonuses Paid in respect of the year ended December 31, 2010(1)		2010 Annual Cash Incentive Target as a Percentage of Base Salary	2010 Actual Achievement of Corporate and Individual Goals(2)	2011 Annual Cash Incentive Target as a Percentage of Base Salary
Jean-François Huc	$138,020	(3)	50%	95%	50%
Michael A. Hartmann	$20,600	(3)	25%	70%	25%
James Millis	$42,000		35%	100%	35%
Roger Laurent Bernier	$20,600	(3)	25%	62.5%	25%
Dilum Dunuwila	$37,719		25%	82.5%	25%

(1)	Because we changed our fiscal year end in 2010 from a June 30 fiscal year end to a December 31 fiscal year end, these amounts reflect half of the bonus that was paid for the fiscal year ended June 30, 2010 and half of the bonus that was paid for the 12-month period ended June 30, 2011.
(2)	These percentages reflect the average achievement for performance during the fiscal year ended June 30, 2010 and the twelve month period ended June 30, 2011.
(3)	Amount paid in Canadian dollars and converted to U.S. dollars for the purposes of this column, using the average exchange rate for 2010 of US$1.00 to CAD$1.03.

Long-Term Equity Incentives

We believe in an ownership culture that promotes and rewards long-term growth and performance. We use long-term equity grants in the form of stock options to align the interests of our senior executives with those of our stockholders and to promote a longer term performance perspective and progress toward achieving our long-term strategy. Further, the value of equity awards made to our senior executives will vary based on our stock price performance.

Initial Equity Award (New Hire Equity Award)

Typically, we make an initial equity award of stock options to employees in connection with their commencement of employment with us, and periodic grants at other times as approved by our board, based upon recommendations by the compensation committee. As a private company, our board of directors has historically approved and, following the compensation committee’s formation in June 2010, has approved based upon recommendations by the compensation committee, any equity grant that was made to employees including those made to our executive officers. These grants have had an exercise price that has been at least equal to the fair market value of our common stock on the date of grant, as determined by our board of directors based on prices paid for our common stock by outside investors. The initial stock option awards are intended to provide the executive officer with an incentive to build value in the organization over an extended period of time while remaining consistent with our overall compensation philosophy.

Periodic Equity Incentive Awards

Our employees, including executive officers, may receive periodic equity incentive awards at the discretion of our compensation committee and the board of directors. Similar to the initial stock option grants, these grants are intended to continue to provide the executive with an incentive to build value in the organization over an extended period of time, which is consistent with our compensation philosophy. Pursuant to each named executive officer’s employment agreement, the board has discretion to make option grants in the first quarter of each fiscal year, based on the executive’s and the company’s performance in the prior year. In the case of our CEO, the board also has the discretion to grant a restricted stock award, although it has not done so.

The board and compensation committee have not applied a rigid formula in determining the size of these stock option awards. In making these awards, the board and compensation committee have exercised their judgment and discretion and considered, among other things, the company’s financial and operational results, the role and responsibility of the executive officer, his individual performance, his experience, skills, contributions, competitive factors, the amount of equity-based equity compensation already held by the executive officer, the cash compensation received by the executive officer and market conditions.

In July 2010, our compensation committee recommended, and our board approved, periodic option grants, each with an exercise price of $201.00, to the following executive officers and with respect to the following number of shares: Mr. Huc (2,000) and Mr. Hartmann, Mr. Dunuwila and Mr. Bernier (500 each). In January 2011, since he did not receive a grant, our board approved a periodic stock option grant to Mr. Millis, with an exercise price of $201.00 and with respect to 1,000 shares. In June of 2011, our compensation committee recommended, and our board approved, periodic option grants, each with an exercise price of $369.14, to the following executive officers and with respect to the following number of shares: Mr. Huc (6,100), Mr. Hartmann (400), Mr. Millis (1,900), Mr. Dunuwila and Mr. Bernier (200 each). The compensation committee’s and board’s intention when awarding these options was to continue to incentivize our executive officers over time. These option grants are one mechanism to acknowledge and reward performance during our 2010 and 2011 fiscal years. With the exception of the option grants made during or after June 2011, all options will automatically vest upon completion of this offering.

Retirement and Other Benefits

We provide the following benefits to our U.S. based named executive officers who are active employees of the company on the same basis provided to all of our U.S. based employees:

•	health and dental insurance;

•	life insurance;

•	short- and long-term disability insurance, accidental death and dismemberment insurance; and

•	401(k) plan.

We maintain a 401(k) plan in which substantially all of our U.S. employees are entitled to participate. Employees contribute their own funds, as pre-tax salary deductions. Contributions can be made up to plan limits subject to government limitations. The plan permits us to make matching contributions should we so choose; to date we have not made matching contributions although we may choose to do so in the future. We provide health care, dental, life, and disability benefits to all full-time employees including our executive officers. These benefits are available to all employees, subject to applicable laws and plan guidelines.

We believe these benefits are consistent with companies with which we compete for employees.

For our named executive officers based in Canada, we provide health and dental insurance to supplement government-mandated benefits on the same basis provided to all of our Canadian employees.

Impact of Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code (the “Code”) generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and each of the three other most highly compensated executive officers (other than the chief financial officer) in any taxable year. Generally, remuneration to such individuals in excess of $1 million may only be deducted if it is “performance-based compensation” within the meaning of the Code.

As we are not currently publicly-traded, the board and compensation committee have not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. We expect that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for the “performance-based compensation” exemption from the deductibility limit. Additionally, under a special Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this offering will not be subject to the $1 million limitation until the earliest of: (1) the expiration of the compensation plan, (2) a material modification of the compensation plan (as determined under Section 162(m)), (3) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (4) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. As such, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). In the future, the compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the company that exceeds certain prescribed limits, and that the company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We have not agreed to provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standard Board Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock- based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award. After the completion of this offering, the compensation committee may consider the impact of ASC Topic 718 in connection with making equity-based awards.

Risk Management Practices

When determining our compensation policies and practices, our compensation committee and board considered various matters relative to the development of a reasonable and prudent compensation program, including whether the policies and practices were reasonably likely to have a material adverse effect on us. We believe that the mix and design of our executive compensation plans and policies do not encourage management to assume excessive risks and are not reasonably likely to have a material adverse effect on us for the following reasons: we offer an appropriate balance of short- and long-term incentives and fixed and variable amounts; our variable compensation is based on a balanced mix of criteria; and our compensation committee has the authority to adjust variable compensation as appropriate.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by, or paid to our named executive officers for the year ended December 31, 2010.

Name and Principal Position	Year(1)	Salary ($)	Non-Equity Incentive Compensation ($)	Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Jean-François Huc	2010	345,050(5)	138,020	325,940	-		809,010
CEO

Michael A. Hartmann	2010	206,000(5)	20,600	81,485	-		308,085
Executive Vice President

James Millis	2010	170,000(3)	42,000	332,020	-		544,020
Chief Technology Officer

Roger Laurent Bernier	2010	221,450(5)	20,600	81,485	-		323,535
Vice President, Compliance and Intellectual Property

Dilum Dunuwila	2010	182,500	37,719	81,485	$19,800	(4)	321,504
Vice President, Engineering

(1)	In July 2010, we approved a change to our fiscal year end from June 30 to December 31, 2010. Therefore, the fiscal year ended December 31, 2010 was the six-month period ended December 31, 2010. However, the summary compensation table, and each of the following tables, includes information for the 12-month period ended December 31, 2010.
(2)	This column reflects the aggregate grant date fair value of stock option awards granted in 2010 and calculated in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. See note 12 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by the Company in determining the valuation of equity awards.
(3)	Amount reflects $70,000 in consulting fees earned prior to August 1, 2010, when Mr. Millis became a full-time employee.
(4)	Amount reflects our payment of the monthly rent for Mr. Dunuwila’s residence through June 2010.
(5)	Base salary amount was paid in Canadian dollars and converted to U.S. dollars for the purposes of this column, using the average exchange rate for 2010 of US$1.00 to CAD$1.03.

Grants of Plan-Based Awards in Fiscal 2010

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during the year ended December 31, 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target($)(1)		All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (2)
Jean-Francois Huc	July 21, 2010	$177,890	(3)	2,000	$201.00	$325,940
Mike Hartmann	July 21, 2010	$53,015	(3)	500	$201.00	$81,485
James Millis	March 1, 2010	$84,000		2,000	$201.00	$332,020
Roger L. Bernier	July 21, 2010	$57,017	(3)	500	$201.00	$81,485
Dilum Dunuwila	July 21, 2010	$45,625		500	$201.00	$81,485

(1)	We did not provide for thresholds or maximums as part of our annual cash bonus program. These numbers represent a percentage of base salary.
(2)	This column reflects the aggregate grant date fair value of stock option awards granted in 2010 and calculated in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. See note 12 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by the Company in determining the valuation of equity awards.
(3)	Target bonus amounts were calculated as a percentage of base salary and converted to U.S. dollars for the purposes of this column, using the average exchange rate for 2010 of U.S. $1.00 to CAD $1.03.

Outstanding Equity Awards at Fiscal Year-End

The following table shows, for the year ended December 31, 2010, certain information regarding outstanding equity awards at fiscal year end for our named executive officers.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jean-François Huc	1,513	687	37.52	12/8/2018	(1)
	398	302	37.52	4/17/2019	(2)
	223	1,777	201.00	7/21/2020	(3)
Michael A. Hartmann	1,513	687	37.52	12/8/2018	(1)
	56	444	201.00	7/21/2020	(3)
James Millis	200	400	201.00	11/12/2019	(4)
	40	2,000	201.00	3/1/2020	(5)
Roger Laurent Bernier	1,788	812	37.52	12/8/2018	(1)
	256	194	37.52	4/17/2019	(2)
	56	444	201.00	7/21/2020	(3)
Dilum Dunuwila	1,788	812	37.52	12/8/2018	(1)
	256	194	37.52	4/17/2019	(2)
	56	444	201.00	7/21/2020	(3)

(1)	These options vest over a three-year period (prorated monthly) commencing on December 8, 2008, vesting over 36 months. These options will vest in full upon completion of this offering.
(2)	These options vest over a three-year period (prorated monthly) commencing on April 17, 2009, vesting over 36 months. These options will vest in full upon completion of this offering.
(3)	These options vest over a four-year period commencing on the grant date of July 21, 2010: 25% per year (prorated monthly). These options will vest in full upon completion of this offering.
(4)	These options vest in three equal annual installments commencing on November 12, 2010. These options will vest in full upon completion of this offering.
(5)	These options vest over four years: 25% vest on the first anniversary of March 1, 2010, with the remainder vesting in equal monthly installments over 36 months. These options will vest in full upon completion of this offering.

Options Exercises and Stock Vested

There were no options exercised by, or shares of common stock vested for, any of our named executive officers for the year ended December 31, 2010.

Employment Agreements

As of December 31, 2010, we were party to the following employment agreements and other agreements with our named executive officers. Any language included in these agreements about separation pay or severance pay is included in the section titled “—Potential Benefits Following Termination or Change of Control”.

Jean-François Huc.    Mr. Huc entered into an employment agreement with our wholly-owned Canadian subsidiary on July 1, 2009. Pursuant to the employment agreement, Mr. Huc is entitled to an initial annual base salary of CAD$310,000 and consideration by our board of directors for a cash bonus. The employment agreement provides for our board of directors to review and, in its discretion, increase Mr. Huc’s base salary. Please see the discussion below under “—Potential Benefits Following Termination or Change of Control” for a description of Mr. Huc’s benefits under his employment agreement upon a change of control “transaction” (as defined in “—Potential Benefits Following Termination or Change of Control” below). In addition, upon completion of this offering or in the event of a change in control “transaction”, Mr. Huc may elect, if so requested by the company, to either (A) continue as an employee on terms at least as advantageous as those in the employment agreement, (B) continue on a consulting basis in a non-management role for one year on terms at least as advantageous as the employment agreement or (C) execute a noncompetition agreement for one year.

Michael A. Hartmann.    Mr. Hartmann entered into an employment agreement with our wholly-owned Canadian subsidiary on July 1, 2009. Pursuant to the employment agreement, Mr. Hartmann is entitled to an initial annual base salary of CAD$200,000 and consideration by our board of directors for a cash bonus. The employment agreement provides for our board of directors to review and, in its discretion, increase Mr. Hartmann’s base salary. Please see the discussion below under “—Potential Benefits Following Termination or Change of Control” for a description of Mr. Hartmann’s benefits under his employment agreement upon a change of control “transaction”. In addition, upon completion of this offering or in the event of a change in control “transaction”, Mr. Hartmann may elect, if so requested by the company, to either (A) continue as an employee on terms at least as advantageous as those in the employment agreement, (B) continue on a consulting basis in a non-management role for one year on terms at least as advantageous as the employment agreement or (C) execute a noncompetition agreement for one year.

James Millis.    Mr. Millis commenced full-time employment as our Chief Technology Officer on August 1, 2010. Prior to such date, Mr. Millis served as our Chief Technology Officer as a consultant since 2009. Pursuant to his employment agreement dated August 1, 2010, Mr. Millis is entitled to an initial annual base salary of $240,000 and consideration by our board of directors for a cash bonus. The employment agreement provides for our board of directors to review and, in its discretion, increase Mr. Millis’ base salary. Please see the discussion below under “—Potential Benefits Following Termination or Change of Control” for a description of Mr. Millis’ benefits under his employment agreement upon a change of control “transaction”. In addition, upon completion of this offering or in the event of a change in control “transaction”, Mr. Millis may elect, if so requested by the company, to either (A) continue as an employee on terms at least as advantageous as those in the employment agreement or (B) execute a noncompetition agreement for one year.

Dilum Dunuwila.    Mr. Dunuwila entered into an employment agreement with us on July 1, 2009. Pursuant to the employment agreement, Mr. Dunuwila is entitled to an initial annual base salary of $170,000 and consideration by our board of directors for a cash bonus. The employment agreement provides for our board of directors to review and, in its discretion, increase Mr. Dunuwila’s base salary. In addition to base salary and cash bonus, Mr. Dunuwila was entitled to a housing allowance from July 1, 2009 through March 31, 2010 equal to $3,200 per month. Please see the discussion below under “—Potential Benefits Following Termination or Change of Control” for a description of Mr. Dunuwila’s benefits under his employment agreement upon a change of control “transaction”. In addition, upon completion of this offering or in the event of a change of control “transaction”, Mr. Dunuwila may elect, if so requested by the company, to either (A) continue as an employee on terms at least as advantageous as those in the employment agreement, (B) continue on a consulting basis in a non-management role for one year on terms at least as advantageous as the employment agreement or (C) execute a noncompetition agreement for one year.

Roger Laurent Bernier.    Mr. Bernier entered into an employment agreement with our wholly-owned Canadian subsidiary on July 1, 2009. Pursuant to the employment agreement, Mr. Bernier is entitled to an initial annual base salary of CAD$215,000 and consideration by our board of directors for a cash bonus. The employment agreement provides for our board of directors to review and, in its discretion, increase Mr. Bernier’s base salary. Please see the discussion below under “—Potential Benefits Following Termination or Change of Control” for a description of Mr. Bernier’s benefits under his employment agreement upon a change of control “transaction”. In addition, upon completion of this offering or in the event of a change of control “transaction”, Mr. Bernier may elect, if so requested by the company, to either (A) continue as an employee on terms at least as advantageous as those in the employment agreement, (B) continue on a consulting basis in a non-management role for one year on terms at least as advantageous as the employment agreement or (C) execute a noncompetition agreement for one year.

New Employment Agreements

We also entered into the following employment agreements in 2011 with two new executive officers and three new key employees:

Andrew Ashworth.    Mr. Ashworth entered into an employment agreement with us on September 2, 2011. Pursuant to the employment agreement, Mr. Ashworth is entitled to an initial annual base salary of $240,000 and consideration by our board of directors for a cash bonus. The employment agreement provides for our board of directors to review and, in its discretion, increase Mr. Ashworth’s base salary. In addition, Mr. Ashworth is subject to 12-month nonsolicitation and noncompetition restrictions, which BioAmber may increase to 24 months if Mr. Ashworth resigns for any reason and BioAmber agrees to pay Mr. Ashworth 12 months’ base salary. We have also agreed to pay Mr. Ashworth’s relocation expenses to the extent Mr. Ashworth agrees to relocate to Montreal. In the event that Mr. Ashworth is terminated by us for any reason other than for cause, he is entitled to a severance payment of six months base salary. In the event of a change of control, the stock options issued to him pursuant to his employment agreement will immediately vest. A “change of control” is defined in Mr. Ashworth’s employment agreement as a change of control pursuant to the company’s stock option plan. Under Mr. Ashworth’s employment agreement, “cause” for Mr. Ashworth’s termination includes fraud or embezzlement with respect to the company or any subsidiary, the commission of any indictable offense or the persistent failure of Mr. Ashworth to perform his duties under the employment agreement after being notified to do so by BioAmber.

Babette Pettersen.    Ms. Pettersen entered into an employment agreement with us on February 1, 2011. Pursuant to the employment agreement, Ms. Pettersen is entitled to an initial annual base salary of €210,000 and consideration by our board of directors for a cash bonus. The employment agreement provides for our board of directors to review and, in its discretion, increase Ms. Pettersen’s base salary. In addition, BioAmber has agreed to contribute €20,000 per year to a pension plan, €1,400 per month for a car, annual reimbursement of €3,000 for tax advice and provide

Ms. Pettersen with and assume all costs related to a personal computer and blackberry phone. In addition, upon completion of this offering or in the event of a change of control transaction, Ms. Pettersen may elect, if so requested by the company, to either (A) continue as an employee on terms at least as advantageous as those in the employment agreement or (B) execute a noncompetition agreement for one year in exchange for payment of half of her gross remuneration. In addition, Ms. Pettersen is subject to 12-month noncompetition and 24-month nonsolicitation restrictions, and Ms. Pettersen shall be paid half of her gross remuneration for the duration of the non-competition period. In the event that Ms. Pettersen is terminated by us for any reason other than for serious misconduct within twelve months of this offering or a change of control transaction, she is entitled to a severance payment of 12 months gross base remuneration.

Kenneth Wall.    Mr. Wall entered into an employment agreement with us on October 24, 2011. Pursuant to the employment agreement, Mr. Wall is entitled to an initial annual base salary of $240,000 and consideration by our board of directors for a cash bonus. The employment agreement provides for our board of directors to review and, in its discretion, increase Mr. Wall’s base salary. In addition, Mr. Wall is subject to 12-month nonsolicitation and noncompetition restrictions, which we may increase to 24 months if Mr. Wall resigns for any reason and the we agree to pay Mr. Wall 12 months’ base salary. In the event that Mr. Wall is terminated by us for any reason other than for cause, he is entitled to a severance payment of six months base salary. Under Mr. Wall’s employment agreement, “cause” for Mr. Wall’s termination includes fraud or embezzlement with respect to BioAmber or any subsidiary, the commission of any indictable offense or the persistent failure of Mr. Wall to perform his duties under the employment agreement after being notified to do so by BioAmber.

Thomas Dries.    Mr. Dries entered into an employment agreement with us on September 27, 2011. Pursuant to the employment agreement, Mr. Dries is entitled to an initial annual base salary of $235,000 and consideration by our board of directors for a cash bonus. The employment agreement provides for our board of directors to review and, in its discretion, increase Mr. Dries’ base salary. In addition, Mr. Dries is subject to 12-month nonsolicitation and noncompetition restrictions, which we may increase to 24 months if Mr. Dries resigns for any reason and we agree to pay Mr. Dries 12 months’ base salary. In the event that Mr. Dries is terminated by us for any reason other than for cause, he is entitled to a severance payment in lieu of notice equal to three months’ base salary, plus one month’s base salary for each full year of employment, up to a maximum severance payment of six months’ base salary. Under Mr. Dries’ employment agreement, “cause” for Mr. Dries’ termination includes fraud or embezzlement with respect to BioAmber or any subsidiary, the commission of any indictable offense or the persistent failure of Mr. Dries to perform his duties under the employment agreement after being notified to do so by BioAmber.

Raymond Balée.    Mr. Balée entered into an employment agreement with us on July 1, 2011. Pursuant to the employment agreement, Mr. Balée is entitled to an initial annual base salary of $225,000 and consideration by our board of directors for a cash bonus. The employment agreement provides for our board of directors to review and, in its discretion, increase Mr. Balée’s base salary. In addition, Mr. Balée is subject to 12-month nonsolicitation and noncompetition restrictions, which we may increase to 24 months if Mr. Balée resigns for any reason and we agree to pay Mr. Balée twelve months base salary. In the event that Mr. Balée is terminated by us for any reason other than for cause, he is entitled to a severance payment in lieu of notice equal to three months base salary, plus one month base salary for each full year of employment, up to a maximum severance payment of six months base salary. Under Mr. Balée’s employment agreement, “cause” for Mr. Balée’s termination includes fraud or embezzlement with respect to the company or any subsidiary, the commission of any indictable offense or the persistent failure of Mr. Balée to perform his duties under the employment agreement after being notified to do so by the company.

Potential Benefits Following Termination or Change of Control

Our compensation committee provides our executive officers with financial protection in the event of certain terminations of employment when it determines that such protection is necessary to attract or retain that executive. Under the terms of their employment agreements, unless indicated otherwise, the following executive officers are entitled to receive severance payments and benefits in the event that they are terminated without cause or constructively terminated, as defined in their employment agreements.

Jean-François Huc.    Pursuant to Mr. Huc’s employment agreement, in the event that Mr. Huc is terminated by us for any reason other than for cause, he is entitled to a severance payment of 12 months base salary, or 24 months base salary if such termination takes place within 12 months before or after this offering or a change of control transaction. A “transaction” is defined as the sale or merger of all or substantially all of the assets of the company or the sale, assignment, transfer or issuance of shares of BioAmber such that one shareholder of BioAmber holds either over 50% of the issued shares of BioAmber or the right to designate a majority of the directors of the board of the company. In addition, if Mr. Huc’s employment is terminated by us for any reason other than for cause or if his employment terminates upon his death, we shall cause any stock options and restricted stock issued to him to immediately vest and be exercisable for three years thereafter. Under Mr. Huc’s employment agreement, “cause” for Mr. Huc’s termination includes fraud or embezzlement with respect to BioAmber or any subsidiary, the commission of any indictable offense or the persistent failure of Mr. Huc to perform his duties under the employment agreement after being notified to do so by the company. In addition, Mr. Huc is subject to 12-month nonsolicitation and noncompetition restrictions, which we may increase to 24 months if Mr. Huc resigns for any reason and we agree to pay Mr. Huc 12 months’ base salary.

Michael A. Hartmann.    Pursuant to Mr. Hartmann’s employment agreement, in the event that Mr. Hartmann is terminated by us for any reason other than for cause, he is entitled to a severance payment of six months base salary. In addition, if Mr. Hartmann’s employment is terminated by us for any reason other than for cause or if his employment terminates upon his death, we shall cause any stock options and restricted stock issued to him to immediately vest and be exercisable for two years thereafter. Under Mr. Hartmann’s employment agreement, “cause” for Mr. Hartmann’s termination includes fraud or embezzlement with respect to BioAmber or any subsidiary, the commission of any indictable offense or the persistent failure of Mr. Hartmann to perform his duties under the employment agreement after being notified to do so by BioAmber. In addition, Mr. Hartmann is subject to six month nonsolicitation and noncompetition restrictions, which we may increase to 18 months if Mr. Hartmann resigns for any reason and we agree to pay Mr. Hartmann 12 months’ base salary.

James Millis.    Pursuant to Mr. Millis’ employment agreement, in the event that Mr. Millis is terminated by us for any reason other than for cause, he is entitled to a severance payment of 12 months base salary, or 24 months base salary if such termination takes place within twelve months of this offering or a change of control transaction. In addition, if Mr. Millis’ employment is terminated by us for any reason other than for cause or if his employment terminates upon his death, we shall cause any stock options and restricted stock issued to him to immediately vest and be exercisable for three years thereafter. Under Mr. Millis’ employment agreement, “cause” for Mr. Millis’ termination includes fraud or embezzlement with respect to the company or any subsidiary, the commission of any indictable offense or the persistent failure of Mr. Millis to perform his duties under the employment agreement after being notified to do so by us. In addition, Mr. Millis is subject to 12-month nonsolicitation and noncompetition restrictions, which we may increase to 24 months if Mr. Millis resigns for any reason and we agree to pay Mr. Millis 12 months’ base salary.

Dilum Dunuwila.    Pursuant to Mr. Dunuwila’s employment agreement, in the event that Mr. Dunuwila is terminated by us for any reason other than for cause, he is entitled to a severance payment of six months base salary. In addition, if Mr. Dunuwila’s employment is terminated by us for any reason other than for cause or if his employment terminates upon his death, we shall cause any stock options and restricted stock issued to him to immediately vest and be exercisable for two years thereafter. Under Mr. Dunuwila’s employment agreement, “cause” for Mr. Dunuwila’s termination includes fraud or embezzlement with respect to BioAmber or any subsidiary, the commission of any indictable offense or the persistent failure of Mr. Dunuwila to perform his duties under the employment agreement after being notified to do so by us. In addition, Mr. Dunuwila is subject to six-month nonsolicitation and noncompetition restrictions, which we may increase to 18 months if Mr. Dunuwila resigns for any reason and we agree to pay Mr. Dunuwila 12 months’ base salary.

Roger Laurent Bernier.    Pursuant to Mr. Bernier’s employment agreement, in the event that Mr. Bernier is terminated by us for any reason other than for cause, he is entitled to a severance payment of six months base salary. In addition, if Mr. Bernier’s employment is terminated by us for any reason other than for cause or if his employment terminates upon his death, we shall cause any stock options and restricted stock issued to him to immediately vest and be exercisable for two years thereafter. Under Mr. Bernier’s employment agreement, “cause” for Mr. Bernier’s termination includes fraud or embezzlement with respect to the company or any subsidiary, the commission of any indictable offense or the persistent failure of Mr. Bernier to perform his duties under the employment agreement after being notified to do so by us. In addition, Mr. Bernier is subject to six-month nonsolicitation and noncompetition restrictions, which we may increase to 18 months if Mr. Bernier resigns for any reason and we agree to pay Mr. Bernier 12 months’ base salary.

The following table sets forth estimates of the benefits that would have been payable to each of our named executive officers if his or her employment had been terminated on December 31, 2010 by us without cause by the named executive officer upon a change of control. Amounts below reflect potential payments pursuant to termination and/or change of control provisions in employment agreements for such named executive officers.

Named Executive Officer	Involuntary Termination without Cause Not in Connection with Change in Control		Involuntary Termination without Cause In Connection with Change in Control(4)		Death
Jean-François Huc(1)
Severance(2)	$368,632		$737,264		-
Equity Acceleration		(2)		(2)		(2)
Total

Michael A. Hartmann(1)
Severance(2)	$103,000		$103,000		-
Equity Acceleration		(3)		(2)		(2)
Total

James Millis(1)					-
Severance(2)	$240,000		$480,000		-
Equity Acceleration		(3)		(2)		(2)
Total

Roger Laurent Bernier(1)					-
Severance(2)	$111,132		$111,132		-
Equity Acceleration		(3)		(2)		(2)
Total

Dilum Dunuwila(1)					-
Severance(2)	$97,500		$97,500		-
Equity Acceleration		(3)		(2)		(2)
Total

(1)	Severance amounts would be paid in Canadian dollars but have been converted to U.S. dollars for purposes of this table, using the average exchange rate for 2010 of U.S. $1.00 to CAD $1.03.
(2)	Pursuant to each named executive officer’s employment agreement, if an executive resigns for any reason, we may elect to extend the duration of such executive’s noncompetition and nonsolicitation restrictions in exchange for a payment of 12 months’ of such executive’s base salary. This would increase the amount of severance of each named executive officer as follows: Mr. Huc, $368,632; Mr. Hartmann, $206,000; Mr. Millis, $240,000; Mr. Bernier, $222,263; and Mr. Dunuwila, $195,000.
(3)	Represents the value of 100% of the unvested equity awards as of December 31, 2010. Since there as no public trading market for our common stock at the time, the value realized has been calculated based on our estimated initial public offering price of $ , the midpoint of the range on the front cover of this prospectus.
(4)	With respect to Mr. Huc and Mr. Mills, a change in control includes this offering.

Stock Incentive Plan

We established the Stock Incentive Plan, or the 2008 Plan, which became effective on December 8, 2008. The purpose of the 2008 Plan is to secure for us and our stockholders the benefits arising from capital stock ownership by employees, officers and directors of, consultants or advisors to, us and our parent and subsidiary corporations who are expected to contribute to our future growth and success. The 2008 Plan provides for the award of incentive stock options, nonqualified stock options, and restricted stock.

Administration.    The 2008 Plan is administered and interpreted by our board of directors, whose construction and interpretation of the terms and provisions of the 2008 Plan shall be final and conclusive. The board of directors may authorize issuance of restricted stock and grant options to purchase shares of common stock, and issuance of shares upon exercise of such options. The board of directors has authority to construe the respective restricted stock agreements, option agreements and the plan, to prescribe, amend and rescind rules and regulations relating to the 2008 Plan, to determine the terms and provisions of the respective restricted stock agreements and option agreements, and to make all other determinations in the judgment of our board necessary or desirable for the administration of the 2008 Plan. The board of directors may delegate any or all of its powers under the 2008 Plan to a committee appointed by the board of directors; if the committee is so appointed, all references to the board of directors in the 2008 Plan shall mean and relate to the committee. Awards under the 2008 Plan are evidenced by option agreements or restricted stock agreements.

Grant of Option Awards.    Generally, option awards under the 2008 Plan may be granted to employees, directors and officers of the company or other persons that provide services to the company, other than incentive stock options, which may only be granted to employees. The number of shares issued or reserved pursuant to the 2008 Plan may be adjusted by our board of directors, as it deems appropriate. When the plan was originally approved by our board of directors, or the board, the maximum number of shares of common stock that could be issued under the 2008 Plan was 12,800 shares. This number has been adjusted by the board from time to time, most recently on June 27, 2011 when it was adjusted to 57,850 shares.

Stock Options and Restricted Stock.    Under the 2008 Plan, the board can grant participants incentive stock options, meeting the requirements of Section 422 of the Code or non-statutory options that are not intended to meet the requirements of Section 422 of the Code. All options when granted are intended to be non-statutory options unless the applicable option agreement explicitly states that the option is intended to be an incentive stock option. If an option is intended to be an incentive stock option, and if for any reason such option or any portion thereof shall not qualify as an incentive stock option, then, to the extent of such nonqualification, such option (or portion thereof) shall be regarded as a non-statutory option appropriately granted under the 2008 Plan provided that such option (or portion thereof) otherwise meet’s the 2008 Plan’s requirements relating to non-statutory options. Any incentive stock option can qualify for special tax treatment under U.S. tax law. Under the 2008 Plan, the board can also grant participants nonqualified stock options or restricted stock. The board establishes the duration of each option at the time of grant, with a maximum duration of 10 years from the effective date of the grant. The board also establishes the vesting criteria that must be satisfied prior to the exercise of options. The purchase price per share of restricted stock shall be determined by the board. The purchase price per share of stock deliverable upon exercise of an option is determine by the board, and cannot be less than the fair market value of such stock at the time of grant.

Amendment and Termination.    The board of directors may at any time modify or amend the 2008 Plan in any respect or terminate the 2008 Plan. Stockholder approval is needed to amend the 2008 Plan only to the extent required by applicable law, rules and regulations. The termination or any modification or amendment of the 2008 Plan shall not, without the consent of an optionee, alter or impair his or her rights under an option previously granted to him or her. The board of directors shall have the right to amend or modify the terms and provisions of any outstanding incentive stock options to the extent necessary to qualify any or all such options for such favorable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the Code.

Upon completion of this offering, certain rights held by us under the 2008 Plan (including the right of first refusal on shares transferred by participants under the 2008 Plan and any right of repurchase or other transfer restrictions) shall terminate in accordance with the terms of the 2008 Plan. Additionally, as noted above, stock options granted prior to June 2011 will fully vest upon completion of this offering. No further grants under the 2008 Plan will be made following completion of this offering.

2011 Stock Option and Incentive Plan

On                     , 2011, the board of directors, upon the recommendation of the compensation committee, adopted the 2011 Stock Option and Incentive Plan, or the 2011 Plan, which was subsequently approved by our stockholders. The 2011 Plan will replace the 2008 Plan, as our board of directors has determined not to make additional awards under that plan. The 2011 Plan provides flexibility to the compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We have initially reserved              shares of our common stock for the issuance of awards under the 2011 Plan. The 2011 Plan may also provide that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2012, by     % of the outstanding number of shares of common stock on the immediately preceding December 31. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2011 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2011 Plan or 2008 Plan are added back to the shares of common stock available for issuance under the 2011 Plan.

The 2011 Plan will be administered by our board of directors or the compensation committee, or the Administrator. The Administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2011 Plan. Persons eligible to participate in the 2011 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants and prospective officers) of the company and its subsidiaries as selected from time to time by the Administrator in its discretion.

The 2011 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The exercise price of each option will be determined by the Administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each option may be exercised.

The Administrator may award stock appreciation rights subject to such conditions and restrictions as the Administrator may determine. Stock appreciation rights entitle the recipient to shares of common stock equal to the value of the appreciation in the stock price over the exercise price. The exercise price is the fair market value of the common stock on the date of grant.

The Administrator may award restricted shares of common stock to participants subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified restricted period. The Administrator may award restricted stock units to any participants. Restricted stock units are ultimately payable in the form of shares of common stock and may be subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Company through a specified vesting period. The Administrator may also grant shares of common stock which are free from any restrictions under the 2011 Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

The Administrator may grant performance share awards to any participant, which entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as the Administrator shall determine.

The Administrator may grant dividend equivalent rights to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock.

The Administrator may grant cash bonuses under the 2011 Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals.

The 2011 Plan provides that upon the effectiveness of a “sale event” as defined in the 2011 Plan, except as otherwise provided by the Administrator in the award agreement, all stock options and stock appreciation rights will automatically become fully exercisable and the restrictions and conditions on all other awards with time-based conditions will automatically be deemed waived, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the Administrator’s discretion. In addition, in the case of a sale event in which our stockholders will receive cash consideration, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights.

No other awards may be granted under the 2011 Plan after the date that is ten years from the date of stockholder approval. No awards under the 2011 Plan have been made prior to the date hereof.

Performance Bonus Plan

On November 3, 2011, the board of directors approved a Performance Bonus Plan, or PBP. The PBP is discretionary in nature and payments to individual employees are not guaranteed. Bonus payments, based on employee performance during the reference year, will be paid within 90 days following December 31st. Bonus calculations are based on paid base salary for the applicable reference year. Unless specified otherwise, employees whose base salary and/or target bonus has changed during the year will have the bonus payment prorated accordingly.

The bonus payment will be a function of both the company’s performance versus the objectives set by the board, and individual performance versus objectives set by the employee’s supervisor. The weight of the corporate performance and personal performance in the calculation of the bonus will be dictated by the level of hierarchy in the organization. The more senior the manager, the greater the company’s performance will weigh in the determination of his or her objectives.

The employee’s eligibility is specified in the employee’s employment agreement. Furthermore, unless specified otherwise, the employee must have been hired before October 1st of the of the reference year to be eligible. The employee needs to be active in the organization (or on authorized leave) at the moment of the payment of the bonus in order to be eligible for a bonus payment.

Director Compensation

In 2010, our directors did not receive any fees or other compensation for their services as members of our board of directors other than in connection with a separate agreement we have with Mr. Kurt Briner. We reimburse each member of our board of directors who is not a company employee for reasonable travel and other expenses in connection with attending meetings of the board of directors.

	Year ended December 31, 2010
Name	Fees Earned or Paid in Cash	Option Awards		Total
Kurt Briner	$50,000	$81,045	(1)	$131,045

(1)	As of December 31, 2010, Mr. Briner held options to purchase 800 shares of common stock.

We have also entered into agreements with Mr. Heinz Haller and Mr. Raymond J. Land, each of whom joined our board of directors in November 2011.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan and subject to the lock-up agreements described in the “Underwriting” section, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change-in-control and indemnification arrangements, discussed under “Management,” and the registration rights described in “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since July 1, 2008, and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•

any of our directors, executive officers or beneficial owners of more than five percent of any class of our voting capital stock at the time of the transactions in issue or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

In connection with this offering, we have adopted a written policy that requires all future transactions between us and any director, executive officer, beneficial owners of more than five percent of any class of our voting capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee. Any request for such a transaction must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

All of the transactions described below were entered into prior to the adoption of this written policy, but each was approved or ratified by a majority of the disinterested members of our board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Stock and Warrant Issuances

In connection with the spin-off of our business from Diversified Natural Products, Inc., between October 15, 2008 and April 17, 2009 we issued 11,659 shares of common stock, 33,655 shares of preferred stock and warrants to purchase 18,769 shares of common stock at exercise prices of between $37.52 and $100.00. The shares of preferred stock were converted into shares of common stock on a one-for-one basis on October 22, 2009. The table below sets forth the number of shares of preferred stock and warrants issued to our directors, executive officers and beneficial owners of more than 5% of our voting capital stock and their affiliates.

	Shares of Preferred Stock	Warrants for Common Stock Issued	Exercise Price of Warrants
Kurt Briner	294	224	$37.52
Jean-François Huc	—	2,600	$37.52
Dilum Dunuwila	—	175	$37.52
Roger Laurent Bernier	—	200	$37.52

On February 6, 2009, we issued secured debentures and warrants for 18,760 shares of common stock in a private placement for aggregate consideration of $938,000. All debentures were paid in full on June 22, 2009, with interest waived by the holders per the terms of the debentures. The warrants are exercisable for common stock at $50.00 per share and have a ten year term. The table below sets forth the principal amount of the debentures as well as the number of shares of common stock issued to our directors, executive officers and beneficial owners of more than 5% of our voting capital stock and their affiliates.

	Warrants for Common Stock Issued	Principal Amount of Debentures
Kurt Briner	2,000	$100,000
Jean-François Huc	4,420	$221,000
Michael A. Hartmann	3,480	$174,000
Dilum Dunuwila	780	$39,000
Roger Laurent Bernier	1,580	$79,000

On June 22, 2009, we issued a secured convertible promissory note and warrants to purchase 5,970 shares of common stock in a private placement to FCPR Sofinnova Capital VI for gross proceeds of $4 million. The note matured September 30, 2009 and was converted into 19,900 shares of common stock. The warrants are exercisable for common stock at $201.00 per share and have a 10 year term.

On October 22, 2009, we issued an aggregate of 59,702 shares of common stock in a private placement at a per share price of $201.00 for aggregate consideration of $12 million. The transaction consisted of the purchase of 39,802 shares for an aggregate price of $8 million at a price of $201.00 per share and the issuance of 19,900 shares which were converted from promissory notes issued on June 22, 2009 with an aggregate principal amount of $4 million and a conversion price of $201.00 per share. The table below sets forth the purchase price and the shares of common stock issued to our directors, executive officers and beneficial owners of more than 5% of our voting capital stock and their affiliates.

	Shares of Common Stock	Purchase Price
FCPR Sofinnova Capital VI	39,802	$8,000,102	(1)
MCVP Technology Fund I, LLC	9,950	$1,999,950

(1)	Includes amounts converted from promissory note issued June 22, 2009.

On November 23, 2010, we issued unsecured convertible promissory notes in a private placement for aggregate proceeds of $4 million. On April 15, 2011, the promissory notes were converted into an aggregate of 10,833 shares of common stock and warrants to purchase 2,707 shares of common stock at an exercise price of $369.14 with a 10 year term. The table below sets forth the principal amount of the promissory notes issued to our directors, executive officers and beneficial owners of more than 5% of our voting capital stock and their affiliates as well as the number of shares of common stock and warrants to purchase common stock into which the promissory notes were converted.

	Principal Amount of Promissory Note	Shares of Common Stock	Warrants to Purchase Common Stock
FCPR Sofinnova Capital VI	$2,932,242	7,943	1,985
MCVP Technology Fund I, LLC	$665,128	1,801	450
Jean-François Huc	$25,000	67	17
Michael Hartmann	$25,000	67	17
Roger Laurent Bernier	$20,000	54	13

On April 15, 2011, we issued an aggregate of 121,904 shares of common stock and warrants for 2,707 shares of common stock in a private placement at a per share price of $369.14 for aggregate consideration of $45 million. The table below sets forth the purchase price and number of shares issued to our directors, executive officers and beneficial owners of more than 5% of our voting capital stock and their affiliates in connection with the transaction.

	Shares of Common Stock Purchased	Total Purchase Price
Naxamber S.A.	67,725	$25,000,006.50
FCPR Sofinnova Capital VI	26,630	$9,830,198.20
Mitsui & Co., Ltd.	21,672	$8,000,002.08
MCVP Technology Fund I, LLC	4,334	$1,599,852.76
Jean-François Huc	67	$24,732.38
Mike Hartmann	67	$24,732.38
Laurent Bernier	54	$19,933.56

On November 4, 2011, we issued an aggregate of 20,061 shares of common stock in a private placement at a per share price of $997.00 for aggregate proceeds of approximately $20 million. The table below sets forth the shares of common stock issued to and the aggregate price paid by our directors, executive officers and beneficial owners of more than 5% of our voting capital stock and their affiliates.

	Shares of Common Stock Purchased	Total Purchase Price
Naxamber S.A.	12,237	$12,200,289
FCPR Sofinnova Capital VI	6,119	$6,100,643
Mitsui & Co., Ltd.	1,003	$999,991

Mitsui Distribution Agreement

On April 9, 2010 Bioamber S.A.S. entered into an Exclusive Distributorship Agreement with Mitsui & Co., Ltd. to exclusively distribute certain of our products in the Asia Pacific territory through the Specialty Chemicals Division. The agreement terminates on June 30, 2013. Mr. Taro Inaba, a director of our company since April 15, 2011, is a General Manager of the Principal Investment Division of Mitsui.

ARD Transitional Work Plan Agreement and Toll Manufacturing Agreement

On September 30, 2010 we entered into a Transitional Work Plan Agreement with ARD and Bioamber S.A.S. to govern terms and conditions of a plant in which succinic acid is produced. On September 30, 2010 we also entered into a Toll Manufacturing Agreement with the same parties regarding production of succinic acid at ARD’s plant. Concurrently, we purchased ARD’s shares of Bioamber S.A.S. in exchange for issuing ARD 31,644 shares of our common stock which are currently held by Siclanova S.A.S., an affiliate of ARD.

Asset Purchase Agreement and License Agreement

On October 24, 2011, Bioamber S.A.S. and BioAmber International, S.à.r.l. entered into an Asset Purchase Agreement pursuant to which Bioamber S.A.S. sold certain assets to BioAmber International, S.à.r.l. in exchange for a non-interest bearing promissory note. The assets that were sold to BioAmber International, S.à.r.l. pursuant to the Asset Purchase Agreement consist of certain of our existing license agreements.

On that same date, Bioamber S.A.S. and Bioamber International, S.à.r.l. also entered into a License Agreement pursuant to which Bioamber S.A.S. granted Bioamber International S.à.r.l. an exclusive, non-transferable, worldwide license, with a right to sublicense, to certain intellectual property which consists of all its succinic acid intellectual property assets, except those sold pursuant to the Asset Purchase Agreement. Under the License Agreement, Bioamber International S.à.r.l. agrees to pay Bioamber S.A.S. a base fee equal to the costs associated with Bioamber S.A.S.’s obligations under the license agreements plus a 4% mark-up fee. In addition, Bioamber International S.à.r.l. agrees to pay Bioamber S.A.S. a declining percentage of the fees and payments received by Bioamber International S.à.r.l. as a result of sublicensing the intellectual property that is the subject of the License Agreement. The term of the License Agreement ends on December 31, 2021.

Shareholders’ Agreement

We entered into an amended and restated shareholders’ agreement with holders of our common stock, options and warrants, including entities with which certain of our directors are affiliated, on April 15, 2011, which was further amended on November 4, 2011, that provides for registration rights, as well as customary rights provided to major investors including pre-emptive rights, rights of first refusal, co-sale rights with respect to stock transfers, rights regarding the election of investor designees to our board of directors, drag-along rights in the event of a sale of the Company, information rights and other similar rights. All of these rights, other than the registration rights, will terminate upon the completion of this offering. The registration rights will continue following this offering and will terminate for any particular holder with registration rights at such time following this offering when all securities held by that holder may be sold pursuant to Rule 144 under the Securities Act. As of July 1, 2011, the holders of             shares of our common stock, including the shares of common stock issued upon exercise of warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding registration rights.

Indemnification of Executive Officers and Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law. In addition to the indemnification provisions provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with our directors. Further, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and executive officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Employment Agreements

We have entered into employment agreements and bonus arrangements with our executive officers. For more information regarding these agreements and arrangements, see “Executive and Director Compensation—Employment Agreements” and “Executive and Director Compensation—Compensation Discussion and Analysis.”

Severance and Separation Arrangements

Our executive officers are entitled to certain severance benefits. For information regarding these arrangements, see “Executive and Director Compensation—Potential Payments Upon Termination or Change of Control and Separation Agreements.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers. For a description of these options, see “Executive and Director Compensation.”

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of November 4, 2011 by:

•	each person (including any group as defined in Section 13(d)(3) of the Exchange Act) we know to be the beneficial owner of more than five percent of our outstanding shares of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with Securities and Exchange Commission rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person or entity is deemed to be a beneficial owner of our common stock if that person or entity has a right to acquire ownership on or within 60 days of November 4, 2011 upon the exercise of vested options or warrants or the conversion of our convertible preferred stock. A person or group is also deemed to be a beneficial holder of our common stock if that person or group has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder or group of stockholders identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder or group of stockholders.

Percentage of beneficial ownership in the table below is based on 287,679 shares of common stock deemed to be outstanding as of November 4, 2011. The table below assumes that the underwriters do not exercise their option to purchase additional shares. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of November 4, 2011, are considered outstanding and beneficially owned by the person or group holding the options, or warrants for the purpose of computing the percentage ownership of that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless indicated below, the address of each individual listed below is c/o BioAmber Inc., 1250 Rene Levesque West, Suite 4110, Montreal, Quebec, Canada H3B 4W8.

	Number of Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Prior to this Offering	After this Offering
Stockholders owning approximately 5% or more
Naxamber S.A.(1)	96,309	33.5%
FCPR Sofinnova Capital VI(2)	91,463	30.9%
Mitsui Entities(3)	37,409	13.0%
Siclanova S.A.S.(4)	20,990	7.3%

Named Executive Officers, Directors and Key Employees
Kurt Briner(5)	1,994	0.7%
Heinz Haller(6)	0	0.0%
Raymond J. Land(7)	0	0.0%
William H. Camp(8)	—	—
Jean-François Huc(9)	12,004	4.0%
Taro Inaba(10)	—	—
Denis Lucquin(2)	91,463	30.9%
James Millis(11)	3,600	1.2%
Andrew P. Ashworth(12)	0	0.0%
Michael A. Hartmann(13)	6,389	2.2%
Babette Pettersen(14)	2,000	0.7%
Dilum Dunuwila(15)	4,505	1.5%
Roger Laurent Bernier(16)	5,397	1.8%
Thomas J. Dries(17)	0	0.0%
Raymond Balée(19)	400	0.1%
Kenneth W. Wall(18)	0	0.0%
Executive officers and directors as a group (11 persons)	117,450	39.7%

(1)	Includes 96,309 shares of common stock purchased by Naxamber S.A. Naxamber S.A.’s address is 40 boulevard Joseph II, L-1840 Luxembourg.
(2)	Includes 83,508 shares of common stock purchased by FCPR Sofinnova Capital VI and 7,955 shares of common stock issuable upon the exercise of warrants that are exercisable within 60 days of November 4, 2011. Mr. Lucquin is a member of our board of directors and a Managing Director of FCPR Sofinnova Capital VI. FCPR Sofinnova Capital VI ‘s address is Sofinnova Partners, 17 rue de Surène, 75008, Paris, France.
(3)	Includes 22,675 shares of common stock purchased by Mitsui & Co. Ltd., 14,284 shares of common stock purchased by MCVP Technology Fund I, LLC and 450 shares of common stock issuable upon the exercise of warrants issued to MCVP Technology Fund I, LLC that are exercisable within 60 days of November 4, 2011. Mitsui & Co., Ltd.’s address is 2-1, Ohtemachi 1-Chome, Chiyoda-ku, Tokyo 100-0004, Japan. MCVP Technology Fund I, LLC’s address is c/o Mitsui & Co. Global Investment, Inc., 200 Park Avenue, New York, NY 10166.
(4)	Includes 20,990 shares of common stock purchased by Siclanova S.A.S. Siclanova’s S.A.S.’s address is 2 rue Clément Ader, BP1017 51685 Reims Cedex, France.
(5)	Includes options to purchase 800 shares of common stock that are exercisable upon completion of this offering or within 60 days of November 4, 2011 and 1,194 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of November 4, 2011. Mr. Briner’s address is 41 Avenue Hector Otto, 98000, Monaco.
(6)	Mr. Haller’s address is c/o Dow Chemical, 2030 Dow Center, Midland, MI 48674.
(7)	Mr. Land’s address is 325 Point Lobos Drive, Satellite Beach, FL 32937.
(8)	Although the director is a representative of one of our stockholders, the director has neither voting nor dispositive power over the shares held by such stockholder. Mr. Camp’s address is c/o Naxamber S.A., 40 boulevard Joseph II, L-1840 Luxembourg.
(9)	Includes 67 shares of common stock purchased by Mr. Huc, options to purchase 4,900 shares of common stock exercisable upon completion of this offering or within 60 days of November 4, 2011 and 7,037 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of November 4, 2011. Mr. Huc’s address is c/o BioAmber Inc.,1250 Rene Levesque West, Suite 4110, Montreal, Quebec, Canada H3B 4W8.
(10)	Although the director is a representative of one of our stockholders, the director has neither voting nor dispositive power over the shares held by such stockholder. Mr. Inaba’s address is c/o Mitsui & Co., Ltd., 2-1, Ohtemachi 1-Chome, Chiyoda-ku, Tokyo 100-0004, Japan.

(11)	Includes options to purchase 3,600 shares of common stock exercisable upon completion of this offering or within 60 days of November 4, 2011. Mr. Millis’ address is c/o BioAmber Inc., 3850 Annapolis Lane North, Suite 180, Plymouth, MN 55447.
(12)	Mr. Ashworth’s address is c/o BioAmber Inc., 3850 Annapolis Lane North, Suite 180, Plymouth, MN 55447.
(13)	Includes 192 shares of common stock purchased by Mr. Hartmann, options to purchase 2,700 shares of common stock exercisable upon completion of this offering or within 60 days of November 4, 2011 and 3,497 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of November 4, 2011. Mr. Hartmann’s address is c/o BioAmber Inc.,1250 Rene Levesque West, Suite 4110, Montreal, Quebec, Canada H3B 4W8.
(14)	Includes options to purchase 2,000 shares of common stock exercisable upon completion of this offering or within 60 days of November 4, 2011. Ms. Pettersen’s address is 13 Avenue Colonel Daumerie, 1150 Brussels, Belgium.
(15)	Includes options to purchase 3,550 shares of common stock exercisable upon completion of this offering or within 60 days of November 4, 2011 and 955 shares of common stock issuable upon the exercise of warrants within 60 days of November 4, 2011. Mr. Dunuwila’s address is c/o BioAmber Inc., 3850 Annapolis Lane North, Suite 180, Plymouth, MN 55447.
(16)	Includes 54 shares of common stock purchased by Mr. Bernier, options to purchase 3,550 shares of common stock exercisable upon completion of this offering or within 60 days of November 4, 2011 and 1,793 shares of common stock issuable upon the exercise of warrants within 60 days of November 4, 2011. Mr. Bernier’s address is c/o BioAmber Inc.,1250 Rene Levesque West, Suite 4110, Montreal, Quebec, Canada H3B 4W8.
(17)	Mr. Dries’ address is c/o BioAmber Inc., 3850 Annapolis Lane North, Suite 180, Plymouth, MN 55447.
(18)	Mr. Wall’s address is c/o BioAmber Inc., 3850 Annapolis Lane North, Suite 180, Plymouth, MN 55447.
(19)	Includes options to purchase 400 shares of common stock exercisable upon completion of this offering or within 60 days of November 4, 2011. Mr. Balée’s address is c/o BioAmber Inc., 3850 Annapolis Lane North, Suite 180, Plymouth, MN 55447.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.01 per share, and             shares of preferred stock, par value $0.01 per share, and there will be             shares of common stock outstanding and no shares of preferred stock outstanding. As of June 30, 2011, we had approximately 162 record holders of our capital stock. Upon completion of this offering, options to purchase             shares of our common stock will be outstanding and             shares of our common stock will be reserved for future grants under our stock option plans.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect amendments to our amended and restated certificate of incorporation and amended and restated by-laws that will become effective immediately prior to the completion of this offering.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under “—Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated by-laws.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of             shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “—Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws—Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws—Undesignated preferred stock” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Warrants

As of June 30, 2011, warrants to purchase 13,611 shares of our common stock at an exercise price of $37.52, warrants to purchase 17,716 shares of our common stock at an exercise price of $50.00 per share, warrants to purchase 7,660 shares of our common stock at an exercise price of $201.00 per share, and warrants to purchase 2,707 shares of our common stock at an exercise price of $369.14 per share were outstanding. Some of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on a the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Certain holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail under the heading “—Registration Rights” below.

Registration Rights

The holders of an aggregate of 274,326 shares of our common stock, including shares of common stock issuable upon exercise of warrants, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act for resale to the public. These shares are referred to as registrable securities. All of these rights are provided under the terms of our amended and restated shareholders’ agreement between us and the holders of these shares, and include demand registration rights, piggyback registration rights and Form S-3 and Form F-3 registration rights, in each case as described below.

Demand Registration Rights

At any time after 180 days from the effective date of this offering, subject to certain limitations, the holders of a majority of the registrable then outstanding (the “initiating holders”) have the right to demand that we file a registration statement covering the registration of at least 10% of the registrable securities then outstanding and having an aggregate price to the public of not less than $15,000,000 million. We will not be required to effect a registration if (1) we have effected three registrations that have been declared effective and have remained effective until the holders have completed the distribution related thereto, (2) our board of directors, in its reasonable judgment, determines that it would be detrimental to us and our stockholders for such registration statement to be effected at such time, in which case we have the right to defer such filing for up to 90 days following receipt of the demand request from the holders and (3) the initiating holders propose to dispose of registrable securities that are immediately registrable on Form S-3 or Form F-3, as applicable.

Piggyback Registration Rights

Subject to certain limitations, if at any time we file a registration statement for a public offering of any of our securities, other than a registration statement relating to our employee benefit plan, a corporate reorganization or other transaction under Rule 145 of the Securities Act, the holders of registrable securities will have the right to include all or any part of their registrable securities in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement to an amount not below 20% of the total number of shares included in the registration statement.

Form S-3 and Form F-3 Registration Rights

At any time after we become eligible to file a registration statement on Form S-3 or Form F-3, any holder or holders of registrable securities for which a Form S-3 or Form F-3 is available may require us to file such a registration statement having an aggregate price to the public of not less than $1,000,000 million. We are not obligated to file more than two Form S-3 or Form F-3 registration statements in any twelve-month period. In addition, we will not be obligated to effect a registration if (1) a Form S-3 or Form F-3, as applicable, is not available for such offering by the holder or holders, (2) our board of directors, in its reasonable judgment, determines that it would be detrimental to us and our stockholders for such registration statement to be effected at such time, in which case we have the right to defer such filing for up to 90 days following receipt of the Form S-3 or Form F-3 demand request from the holder or holders and (3) with respect to a particular jurisdiction, we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

Registration Expenses

We are generally required to bear the expenses of all registrations, including the expense of a single special counsel to the holders of each registration not to exceed $75,000 per registration. However, we will not be required to pay for underwriting discounts and commissions or expenses in connection with the exercise of demand and piggyback registration rights if the request is subsequently withdrawn by the holders of a majority of the registrable securities, subject to limited exceptions.

Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the time of determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

before the time the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws to be in effect upon completion of this offering will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies.    In accordance with our amended and restated certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders.    Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders.    Our amended and restated by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.    Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws.

Adjournment of stockholders meetings.    Our amended and restated by-laws give the presiding officer at the stockholders’ meeting the authority to reschedule or adjourn such meeting if: no quorum is present for the transaction of business; the board determines that an adjournment is necessary or appropriate to enable the stockholders to consider fully information which the board determines has not been made sufficiently or timely available to stockholders; or the board determines that adjournment is otherwise in the best interests of the company. This limit may lengthen the amount of time required to take stockholder actions.

Amendment to certificate of incorporation and by-laws.    As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation or our amended and restated by-laws must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock.    Our amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Transfer Agent and Registrar

We intend for the transfer agent and registrar for our common stock to be             .

Listing

We have not yet applied to list our common stock on a stock exchange.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, a total of             shares of our common stock will be outstanding, based on the number of shares outstanding at June 30, 2011, assuming no exercise of options or warrants after June 30, 2011, and the issuance of             shares of common stock in this offering at $             per share. All of the shares sold in this offering will be freely tradable. The remaining             shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act of 1933, as amended or the Securities Act. “Restricted securities” as defined under Rule 144 of the Securities Act were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144. As of             ,             shares of our common stock would qualify for resale under Rule 144 within 180 days of the date of this prospectus, subject to the lock-up agreements as described under “—Lock-up Agreements” below and under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold.

Rule 701

Rule 701 under the Securities Act, or Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

In connection with this offering, we and each of our directors and officers and holders of substantially all of our outstanding stock have agreed that, subject to certain exceptions, without the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (as such period may be extended under certain circumstances), offer, pledge, sell, contract to sell, announce the intention to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock.

Registration Rights

Upon the completion of this offering, the holders of an aggregate of             shares of our common stock and the holders of warrants to purchase an aggregate of             shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section entitled “Description of Capital Stock—Registration Rights” for additional information.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to stock options outstanding or reserved for issuance under our stock plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see the section entitled “Executive and Director Compensation—Compensation Discussion and Analysis—Benefits.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes the material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder and administrative rulings and judicial decisions, all as currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of purchasing, owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•

a trust that (1) is subject to the primary supervision of a United States court and one or more United States persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate the income of which is subject to United States federal income tax regardless of source.

If a partnership or other pass-through entity for United States federal income tax purposes is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Any partner in a partnership or member in a pass-through entity holding shares of our common stock should consult its own tax advisor.

This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset (generally, property held for investment). This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including if the investor is a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax, dealer in securities or currencies, financial institution, regulated investment company, real estate investment trust, tax-exempt entity, insurance company, person holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, trader in securities that elects to use a mark-to-market method of accounting, person liable for the alternative minimum tax, and partnerships or other pass-through entities (and their owners). Finally, this summary does not describe the effects of any applicable foreign, state or local laws, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

INVESTORS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We do not expect to declare or pay any distributions on our common stock in the foreseeable future. If we do make any distributions on shares of our common stock, however, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to United States withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an IRS Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a non-U.S. holder is eligible for a reduced rate of United States federal withholding tax under an income tax treaty, such non-U.S. holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, or, if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, are attributable to a permanent establishment or a fixed base, the non-U.S. holder maintains in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, as defined under the Code, net of certain deductions and credits, subject to any applicable income tax treaty providing otherwise. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Sale of Common Stock

Non-U.S. holders will generally not be subject to United States federal income tax on any gains realized on the sale, exchange or other disposition of common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, the gain is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States, in which case the special rules described below apply;

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met, in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if our interests in United States real estate comprised at least half of the fair market value of our assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, then only a non-U.S. holder that actually or constructively owns more than 5% of our outstanding common stock will be subject to United States federal income tax on the disposition of our common stock.

Any gain described in the first bullet point above will be subject to United States federal income tax at the regular graduated rates. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

Legislation Affecting Certain Non-U.S. Holders

Legislation enacted in 2010 generally imposes withholding at a rate of 30% on payments to certain foreign entities of dividends on and the gross proceeds of dispositions of our common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons, as defined under the Code, of interests in or accounts with those entities) have been satisfied. Pursuant to published guidance from the IRS and the U.S. Treasury Department, this legislation generally applies to payments of dividends made after December 31, 2013 and payments of gross proceeds made after December 31, 2014. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

United States Federal Estate Tax

The estates of nonresident alien individuals generally are subject to United States federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock will be United States situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable income tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

We must report to a non-U.S. holder and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, or withholding was eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to dividends paid a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification under penalties of perjury as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person as defined under the Code that is not an exempt recipient.

The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder furnishes to the broker the required certification as to its non-U.S. status, such as by providing the forms referenced above (and the broker does not have actual knowledge, or reason to know, that the holder is a U.S. person) and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding or information reporting. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker with certain connections to the United States, unless the non-U.S. holder furnishes to the broker the required certification as to its non-U.S. status as described above and certain other conditions are satisfied, or the non-U.S. holder otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary). Brokers required to file information returns with respect to stock in a corporation acquired on or after January 1, 2011 must also report (1) each customer’s adjusted basis (computed in accordance with rules formulated for this reporting requirement) and (2) whether any gain or loss realized is long-term or short-term.

Backup withholding is not an additional tax and may be refunded to the extent it results in an overpayment of tax and appropriate information is timely supplied to the IRS.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Barclays Capital Inc
Stifel, Nicolaus & Company, Incorporated
Pacific Crest Securities LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, announce the intention to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on the             under the symbol “BIOA.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the             , in the over-the-counter market or otherwise.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member

State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe any shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.    Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong.    The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan.    The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Simpson Thacher & Bartlett LLP, New York, New York, is acting as counsel to the underwriters in connection with certain legal matters relating to the common stock being offered by this prospectus.

EXPERTS

The consolidated financial statements of BioAmber Inc. for the 258 day period ended June 30, 2009, the twelve months ended June 30, 2010, the six months ended December 31, 2010 and the period from October 15, 2008 (inception) to December 31, 2010, included in this prospectus, have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report appearing herein and elsewhere in the registration statement. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Bioamber S.A.S. for the period from July 10, 2008 to June 30, 2009, the twelve month period ended June 30, 2010 and the three month period ended September 30, 2010, included in this prospectus, have been audited by Deloitte & Associés, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the “SEC”, a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a web site (www.sec.gov ) that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above. Our website on the Internet is located at www.bio-amber.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on or accessible through website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

BioAmber Inc.

We have audited the accompanying consolidated balance sheets of BioAmber Inc. and subsidiaries (a development stage company) (the “Company”) as at December 31, 2010, June 30, 2010 and June 30, 2009 and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the six months ended December 31, 2010, the year ended June 30, 2010, the 258 day period ended June 30, 2009 and for the period from October 15, 2008 (date of inception) to December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BioAmber Inc. and subsidiaries as at December 31, 2010, June 30, 2010 and June 30, 2009, and the results of their operations and their cash flows for the six months ended December 31, 2010, the year ended June 30, 2010, the 258 day period ended June 30, 2009 and for the period from October 15, 2008 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The Company is a development stage enterprise engaged in research and development of its technology, building customer relations, attracting key personnel members and raising capital. As discussed in Note 2 to the financial statements, successful completion of the Company’s development programs and the attainment of profitable operations are dependent upon future events, including obtaining adequate financing to complete its development activities, obtaining regulatory approvals and achieving level of sales adequate to support the Company’s cost structure.

/s/ Deloitte & Touche LLP

Montreal, Canada

November 9, 2011

[1]	Chartered accountant auditor permit No. 13556

BIOAMBER INC.

(a development stage company)

Consolidated Statements of Operations

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and periods from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

	6 months ended June 30,		6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009	Period from October 15, 2008 (inception) to December 31, 2010	Period from October 15, 2008 (inception) to June 30, 2011
	2011	2010
	(unaudited)	(unaudited)					(unaudited)
	$	$	$	$	$	$	$
Licensing revenue from related parties (Note 16)	-	950,690	75,000	965,690	259,890	1,300,580	1,300,580

Operating expenses
General and administrative	2,562,002	825,120	1,590,448	1,542,578	651,686	3,784,712	6,346,714
Research and development, net (Notes 14 and 16)	6,602,089	1,426,437	4,841,218	1,457,554	404,625	6,703,397	13,305,486
Business development	15,922	59,065	102,738	59,064	-	161,802	177,724
Depreciation of property and equipment and amortization of intangible assets (Notes 6 and 8)	260,457	250,950	263,586	484,032	389,861	1,137,479	1,397,936
Foreign exchange (gain) loss	(5,398)	125,162	(26,163)	121,388	9,438	104,663	99,265

Operating expenses	9,435,072	2,686,734	6,771,827	3,664,616	1,455,610	11,892,053	21,327,125

Operating loss	9,435,072	1,736,044	6,696,827	2,698,926	1,195,720	10,591,473	20,026,545
Amortization of deferred financing costs	11,969	-	2,394	157,516	13,697	173,607	185,576
Financial charges (Note 13)	1,359,108	-	155,000	961,682	655,705	1,772,387	3,131,495
Interest revenue from related parties	-	(88,613)	(73,158)	(88,613)	-	(161,771)	(161,771)
Income taxes (Note 14)	-	-	-	-	(900,000)	(900,000)	(900,000)
Equity participation in losses of Bioamber S.A.S. (Note 4)	-	2,785,635	1,547,315	4,340,011	885,784	6,773,110	6,773,110
Gain on re-measurement of Bioamber S.A.S. (Note 4)	-	-	(6,215,594)	-	-	(6,215,594)	(6,215,594)

Net loss	10,806,149	4,433,066	2,112,784	8,069,522	1,850,906	12,033,212	22,839,361

Net loss attributable to:
BioAmber Inc. shareholders	10,700,205	4,355,760	2,010,861	7,992,216	1,850,906	11,853,983	22,554,188
Non-controlling interest	105,944	77,306	101,923	77,306	-	179,229	285,173

	10,806,149	4,433,066	2,112,784	8,069,522	1,850,906	12,033,212	22,839,361

Net loss per share attributable to BioAmber Inc. shareholders – basic (Note 2)	$59.92	$40.50	$15.65	$96.26	$158.74
Weighted-average of common shares outstanding – basic (Note 2)	178,579	107,539	128,493	83,025	11,660
Weighted-average of common shares outstanding – diluted (Note 2)	248,802	165,593	194,514	149,183	60,892

The accompanying notes are an integral part of the consolidated financial statements.

BIOAMBER INC.

(a development stage company)

Consolidated Statements of Comprehensive Loss

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and periods from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

	6 months ended June 30,		6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009	Period from October 15, 2008 (inception) to December 31, 2010	Period from October 15, 2008 (inception) to June 30, 2011
	2011	2010
	(unaudited)	(unaudited)					(unaudited)
	$	$	$	$	$	$	$
Net loss	10,806,149	4,433,066	2,112,784	8,069,522	1,850,906	12,033,212	22,839,361
Foreign currency translation adjustment	(899,419)	795,723	(403,302)	646,824	4,120	247,642	(651,777)

Total Comprehensive loss	9,906,730	5,228,789	1,709,482	8,716,346	1,855,026	12,280,854	22,187,584

Total comprehensive loss attributable to:
BioAmber Inc. shareholders	9,800,786	5,151,483	1,607,559	8,639,040	1,855,026	12,101,625	21,902,411
Non-controlling interest	(105,944)	(77,306)	(101,923)	(77,306)	-	(179,229)	(285,173)

	9,906,730	5,228,789	1,709,482	8,716,346	1,855,026	12,280,854	22,187,584

The accompanying notes are an integral part of the consolidated financial statements.

BIOAMBER INC.

(a development stage company)

Consolidated Statements of Shareholders’ Equity

for the period from October 15, 2008 (date of inception) to June 30, 2011

(in U.S. dollars, except for shares data)

	Common stock		Additional paid-in capital	Warrants		Deficit accumulated during the development stage	Accumulated other comprehensive gain (loss)	Non- controlling interest	Total Shareholders’ equity
	Shares	Par value		Shares	Value
		$	$		$	$	$	$	$
Balance, June 30, 2010	107,570	1,077	15,518,907	42,207	2,296,865	(9,843,122)	(650,944)	261,836	7,584,619
Expired warrants (Note 12)	-	-	7,879	(210)	(7,879)	-	-	-	-
Issuance of common shares pursuant to the acquisition of Bioamber S.A.S. (Note 4)	31,644	316	7,343,908	-	-	-	-	-	7,344,224
Stock-based compensation (Note 12)	-	-	635,284	-	-	-	-	-	635,284
Net loss	-	-	-	-	-	(2,010,861)	-	(101,923)	(2,112,784)
Foreign currency translation	-	-	-	-	-	-	403,302	-	403,302

Balance, December 31, 2010	139,214	1,393	23,505,978	41,997	2,288,986	(11,853,983)	(247,642)	159,913	13,854,645

Balance, December 31, 2010	139,214	1,393	23,505,978	41,997	2,288,986	(11,853,983)	(247,642)	159,913	13,854,645
Issuance of common stock pursuant to private placement, net of issuance costs of $ 231,374 (Note 12)	111,071	1,111	40,768,264	-	-	-	-	-	40,769,375
Issuance of common stock pursuant to conversion of unsecured convertible notes, net of costs of $8,626 (Notes 10 and 12)	10,833	108	3,990,159	-	-	-	-	-	3,990,267
Issuance of warrants pursuant to a private placement (Notes 10 and 12)	-	-	-	2,707	810,448	-	-	-	810,448
Release of common shares to Sinoven owners (Note 5)	1,000	10	232,090	-	-	-	-	-	232,100
Warrants exercised (Note 12)	1,300	13	97,606	(1,300)	(9,902)	-	-	-	87,717
Warrants expired (Note 12)	-	-	14,254	(1,710)	(14,254)	-	-	-	-
Stock-based compensation (Note 12)	-	-	656,888	-	-	-	-	-	656,888
Net loss	-	-	-	-	-	(10,700,205)	-	(105,944)	(10,806,149)
Foreign currency translation	-	-	-	-	-	-	899,419	-	899,419

Balance, June 30, 2011 (unaudited)	263,418	2,635	69,265,239	41,694	3,075,278	(22,554,188)	651,777	53,969	50,494,710

The accompanying notes are integral part of the consolidated financial statements.

BIOAMBER INC.

(a development stage company)

Consolidated Statements of Shareholders’ Equity (continued)

for the period from October 15, 2008 (date of inception) to June 30, 2011

(in U.S. dollars, except for shares data)

	Common stock		Series A Participating Convertible Preferred shares		Additional paid-in capital	Warrants		Deficit accumulated during the development stage	Accumulated other comprehensive gain (loss)	Non- controlling interest	Total Shareholders’ equity
	Shares	Par value	Shares	Par value		Shares	Value
		$		$	$		$	$	$	$	$
Balance, June 30, 2009	11,660	117	33,655	337	3,706,788	43,499	2,118,563	(1,850,906)	(4,120)	-	3,970,779
Issuance of common shares pursuant to the conversion of warrants (Note 12)	19,900	199	-	-	3,999,701	-	-	-	-	-	3,999,900
Issuance of common shares pursuant to private placement, net of issuance costs of $589,854 (Note 12)	39,802	398	-	-	7,409,950	-	-	-	-	-	7,410,348
Issuance of warrants pursuant to private placement (Note 12)	-	-	-	-	(244,373)	1,891	244,373	-	-	-	-
Conversion of preferred shares to common shares pursuant to private placement (Note 12)	33,655	337	(33,655)	(337)	-	-	-	-	-	-	-
Warrants exercised (Note 12)	2,353	24	-	-	157,245	(2,353)	(54,302)	-	-	-	102,967
Warrants expired (Note 12)			-	-	11,769	(830)	(11,769)	-	-	-	-
Exercise of stock options (Note 12)	200	2	-	-	7,502	-	-	-	-	-	7,504
Acquisition of Sinoven Biopolymers, Inc. (Note 5)	-	-	-	-	-	-	-	-	-	339,142	339,142
Stock-based compensation (Note 12)	-	-	-	-	470,325	-	-	-	-	-	470,325
Net loss	-	-	-	-	-	-	-	(7,992,216)	-	(77,306)	(8,069,522)
Foreign currency translation	-	-	-	-	-	-	-	-	(646,824)	-	(646,824)

Balance, June 30, 2010	107,570	1,077	-	-	15,518,907	42,207	2,296,865	(9,843,122)	(650,944)	261,836	7,584,619

The accompanying notes are integral part of the consolidated financial statements.

BIOAMBER INC.

(a development stage company)

Consolidated Statements of Shareholders’ Equity (continued)

for the period from October 15, 2008 (date of inception) to June 30, 2011

(in U.S. dollars, except for shares data)

	Common stock		Series A Participating Convertible Preferred shares		Additional paid-in capital	Warrants		Deficit accumulated during the development stage	Accumulated other comprehensive gain (loss)	Non- controlling interest	Total Shareholders’ equity
	Shares	Par value	Shares	Par value		Shares	Value
		$		$	$		$	$	$	$	$
Issuance of common shares pursuant to spin-off transaction (Note 3)	11,659	117	-	-	877,340	-	-	-	-	-	877,457
Issuance of preferred shares pursuant to spin-off transaction (Note 3)	-	-	33,655	337	2,632,250	-	-	-	-	-	2,632,587
Issuance of warrants pursuant to spin-off transaction (Note 3)	-	-	-	-	-	18,769	501,176	-	-	-	501,176
Issuance of common shares and warrants in connection with issuance of a secured convertible note (Note 10)	1	-	-	-	201	5,970	1,045,307	-	-	-	1,045,508
Issuance of warrants in connection with a bridge loan (Note 10)	-	-	-	-	-	18,760	572,080	-	-	-	572,080
Stock-based compensation (Note 12)	-	-	-	-	196,997	-	-	-	-	-	196,997
Net loss	-	-	-	-	-	-	-	(1,850,906)	-	-	(1,850,906)
Foreign currency translation	-	-	-	-	-	-	-	-	(4,120)	-	(4,120)

Balance, June 30, 2009	11,660	117	33,655	337	3,706,788	43,499	2,118,563	(1,850,906)	(4,120)	-	3,970,779

The accompanying notes are integral part of the consolidated financial statements.

BIOAMBER INC.

(a development stage company)

Consolidated Balance Sheets

June 30, 2011 (unaudited), December 31, 2010, June 30,

2010 and 2009

	As at June 30, 2011	As at December 31, 2010	As at June 30, 2010	As at June 30, 2009
	(unaudited)
	$	$	$	$
Assets
Current assets
Cash	35,487,689	1,267,538	4,114,218	1,791,938
Accounts receivable – Bioamber S.A.S	-	-	425,317	176,146
Prepaid expenses and deposits	382,116	351,945	137,979	8,363
Research and development tax credits receivable	871,120	1,370,865	-	-
Valued added tax and other receivables	515,716	423,959	47,028	-
Deferred financing costs	-	11,969	-	157,516

Total current assets	37,256,641	3,426,276	4,724,542	2,133,963

Accounts receivable – Bioamber S.A.S.	-	-	5,093,386	1,743,364
Property and equipment, net (Note 8)	52,078	36,941	32,176	16,504
Intangible assets, net (Note 6)	17,625,960	16,748,719	5,085,842	4,205,916
Goodwill (Notes 4 and 7)	730,195	667,146	-	-

Total assets	55,664,874	20,879,082	14,935,946	8,099,747

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 9)	3,117,382	1,747,109	1,151,390	235,723
Accounts payable – Agro-Industrie Recherches et Développements (“ARD”) (Note 11)	576,222	2,117,328	-	-
Convertible notes (Note 10)	-	2,000,000	-	3,038,318

Total current liabilities	3,693,604	5,864,437	1,151,390	3,274,041
Contingent consideration (Note 5)	1,476,560	1,160,000	1,005,000	-
Excess of equity participation in losses over investment in Bioamber S.A.S. (Note 4)	-	-	5,194,937	854,927

Total liabilities	5,170,164	7,024,437	7,351,327	4,128,968

Commitments and contingencies (Note 11)

Shareholders’ equity
Share capital (Note 12)
Common stock:
$0.01 par value per share; 500,000 authorized, 263,418, 139,214, 107,570 and 11,660 issued and outstanding at June 30, 2011, December 31, 2010, June 30, 2010, and June 30, 2009, respectively	2,635	1,393	1,077	117
Preferred shares:
Series A preferred shares, $0.01 par value per share; 34,000 authorized, 33,600 issued and outstanding. Aggregate liquidation preference of $3,261,651	-	-	-	337
Additional paid-in capital	69,265,239	23,505,978	15,518,907	3,706,788
Warrants (Note 12)	3,075,278	2,288,986	2,296,865	2,118,563
Deficit accumulated during the development stage	(22,554,188)	(11,853,983)	(9,843,122)	(1,850,906)
Accumulated other comprehensive gain (loss)	651,777	(247,642)	(650,944)	(4,120)

Total BioAmber Inc. shareholders’ equity	50,440,741	13,694,732	7,322,783	3,970,779
Non-controlling interest	53,969	159,913	261,836	-

Total shareholders’ equity	50,494,710	13,854,645	7,584,619	3,970,779

Total liabilities and equity	55,664,874	20,879,082	14,935,946	8,099,747

The accompanying notes are an integral part of the consolidated financial statements.

BIOAMBER INC.

(a development stage company)

Consolidated Statements of Cash Flows

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and periods from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

	6 months ended June 30,		6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009	For the period from October 15, 2008 (inception) to December 31, 2010	Cumulative from October 15, 2008 (inception) to June 30, 2011
	2011	2010
	(unaudited)	(unaudited)					(unaudited)
	$	$	$	$	$	$	$
Cash flows from operating activities
Net loss	(10,806,149)	(4,433,066)	(2,112,784)	(8,069,522)	(1,850,906)	(12,033,212)	(22,839,361)
Adjustments to reconcile net loss to cash:
Stock-based compensation	656,888	302,903	635,284	470,325	196,997	1,302,606	1,959,494
Depreciation of property and equipment and amortization of intangible assets	260,457	250,950	263,586	484,032	389,861	1,137,479	1,397,936
Amortization of deferred financing costs	11,969	-	2,394	157,516	13,697	173,607	185,576
Equity participation in losses of Bioamber S.A.S.	-	2,785,635	1,547,315	4,340,011	885,784	6,773,110	6,773,110
Gain on re-measurement of Bioamber S.A.S.	-	-	(6,215,594)	-	-	(6,215,594)	(6,215,594)
Financial charges (Note 13)	1,359,108	-	155,000	961,682	655,705	1,772,387	3,131,495
Deferred income taxes	-	-	-	-	(900,000)	(900,000)	(900,000)
Unrealized foreign exchange rate gain (loss)	30,672	(304,931)	(35,974)	(274,118)	(113,736)	(423,828)	(393,156)

Changes in operating assets and liabilities
Change in accounts receivable from Bioamber S.A.S.	-	(2,630,387)	(688,145)	(3,971,899)	(873,669)	(5,533,713)	(5,533,713)
Change in prepaid expenses and deposits	(30,171)	(82,484)	(208,526)	(129,616)	(8,363)	(346,505)	(376,676)
Change in R&D tax credits, value added tax and other receivables	255,306	(24,314)	199,012	(35,679)	-	163,333	418,639
Change in accounts payable to ARD	(1,704,030)	-	2,157,533	-	-	2,157,533	453,503
Change in accounts payable and accrued liabilities	1,404,092	478,282	(1,535,291)	891,911	(432,420)	(1,075,800)	328,292

Net cash used in operating activities	(8,561,858)	(3,657,412)	(5,836,190)	(5,175,357)	(2,037,050)	(13,048,597)	(21,610,455)

Cash flows from investing activities
Acquisition of property and equipment	(26,622)	(22,909)	(14,396)	(23,062)	-	(37,458)	(64,080)
Cash consideration paid on the acquisition of Sinoven (Note 5)	-	(20)	-	(20)	-	(20)	(20)
Net cash from acquisition of Bioamber S.A.S. (Note 4)	-	-	1,016,969	-	-	1,016,969	1,016,969

Net cash used in investing activities	(26,622)	(22,929)	1,002,573	(23,082)	-	979,491	952,869

The accompanying notes are integral part of the consolidated financial statements.

BIOAMBER INC.

(a development stage company)

Consolidated Statements of Cash Flows (continued)

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and periods from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

	6 months ended June 30,		6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009	For the period from October 15, 2008 (inception) to December 31, 2010	Cumulative from October 15, 2008 (inception) to June 30, 2011
	2011	2010
	(unaudited)	(unaudited)					(unaudited)
	$	$	$	$	$	$	$
Cash flows from financing activities
Issuance of bridge loan	-	-	-	-	585,000	585,000	585,000
Repayment of bridge loan	-	-	-	-	(585,000)	(585,000)	(585,000)
Proceeds from issuance of convertible notes, net of financing costs	1,991,374	-	1,985,637	-	3,828,787	5,814,424	7,805,798
Proceeds from issuance of common shares (Note 12)	40,822,165	7,504	-	7,520,719	201	7,520,920	48,343,085

Net cash used in financing activities	42,813,539	7,504	1,985,637	7,520,719	3,828,988	13,335,344	56,148,883

Foreign exchange rate impact on cash	(4,908)	-	1,300	-	-	1,300	(3,608)

(Decrease) increase in cash	34,220,151	(3,672,837)	(2,846,680)	2,322,280	1,791,938	1,267,538	35,487,689
Cash, beginning of period	1,267,538	7,787,055	4,114,218	1,791,938	-	-	-

Cash, end of period	35,487,689	4,114,218	1,267,538	4,114,218	1,791,938	1,267,538	35,487,689

Supplemental cash flow information:
Non-cash transactions:
Shares and warrants issued in connection with the spin-off transaction (Note 3)	-	-	-	-	4,011,220	4,011,220	4,011,220
Conversion of convertible notes into common shares (Note 10)	1,999,447	-	-	3,999,900	-	3,999,900	5,999,347
Forgiveness of convertible note	-	-	-	100	-	100	100
Conversion of preferred shares into common shares	-	-	-	337	-	337	337
Acquisition of Sinoven – contingent consideration (Note 5)	-	-	-	1,005,000	-	1,005,000	1,005,000
Acquisition of Bioamber S.A.S. common stock (Note 4)	-	-	7,344,224	-	-	7,344,224	7,344,224
Warrants issued in connection with the bridge loan and closing of private placement (Notes 10 and 12)	810,448	-	-	-	-	-	810,448

The accompanying notes are an integral part of the consolidated financial statements.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

1. Description of the business

BioAmber Inc. (the “Company” or “BioAmber”) is a bio-based chemicals company. BioAmber’s goal is to develop commercially viable, intellectual property (“IP”) protected technologies that use industrial biotechnology to produce chemical building blocks in fermentation broth, and subsequently use chemical processing to isolate and purify the building blocks from the broth and transform them into a range of value added chemicals.

BioAmber’s IP portfolio has been formed from two sources:

•	Patents, patent applications and know-how owned by the Company and its subsidiaries Sinoven Biopolymers, Inc. and Bioamber S.A.S.

•

Patents and patent applications licensed from third parties related to the development of organisms producing succinic acid and to the transformation of succinic acid into value added chemicals including 1,4 Butanediol (BDO).

The Company was incorporated in the State of Delaware in October 2008 and was established as the result of the spin-off of certain assets from Diversified Natural Products, Inc. (“DNP”). These assets consisted principally of an intellectual property portfolio, which pertained to the production of succinic acid from renewable feedstock and was used in selected applications and derivative products.

As described in Note 4, in September 2010, the Company acquired the 50% interest in its joint venture Bioamber S.A.S. it did not already own. As a result, Bioamber S.A.S. is now wholly owned by the Company. Concurrent with this acquisition, the Company changed its name from DNP Green Technology, Inc. to BioAmber Inc. and changed its fiscal year end from June 30 to December 31.

2. Summary of significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”) and comprise the financial position and results of operations of BioAmber Inc., its wholly-owned subsidiaries, BioAmber Canada Inc. and Bioamber S.A.S., and its majority-owned subsidiary, Sinoven Biopolymers, Inc. Intercompany balances and transactions have been eliminated upon consolidation. The financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets GAAP to ensure financial condition, results of operations and cash flows are consistently reported. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codifications (“FASB ASC”).

The Company’s activities since inception have consisted principally of research and development of its technology, building customer relations, attracting key personnel and raising capital. Accordingly, the Company is considered to be in the development stage as of June 30, 2011 and for all prior periods presented as defined by FASB ASC 915, Development Stage Entities. Successful completion of the Company’s development programs and ultimately the attainment of profitable operations are

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

2. Summary of significant accounting policies (continued)

Basis of presentation (continued)

dependent on future events including, among other things, its ability to access potential markets, secure additional financing, develop a customer base, attract, retain and motivate qualified personnel and develop strategic alliances. Although management believes that the Company will be able to successfully fund its operations there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

Unaudited interim financial information

The interim consolidated financial statements and related disclosures as of June 30, 2011, for the six months ended June 30, 2011 and 2010, and for the cumulative period from October 15, 2008 (date of inception) to June 30, 2011 are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”). The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position as of June 30, 2011, the results of its operations and its cash flows for the six months ended June 30, 2011 and 2010, and for the cumulative period from October 15, 2008 (date of inception) to June 30, 2011. The financial data and other information disclosed in these notes to the consolidated financial statements as of June 30, 2011, the six months ended June 30, 2011 and 2010, and for the period from October 15, 2008 (date of inception) to June 30, 2011 are unaudited. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant areas requiring the use of significant management estimates include fair value determination of assets, liabilities and consideration paid or payable in connection with the business acquisitions, contingent consideration, fair value of intangible assets and goodwill, income taxes, stock-based compensation and fair value of certain equity instruments.

Fair value of financial instruments

The carrying amounts of the Company’s financial assets and liabilities classified as current approximate their fair values as at June 30, 2011, December 31, 2010, June 30, 2010 and June 30, 2009 due to their short-term nature or basis of measurement. With respect to the accounts receivable from Bioamber S.A.S., management believes it approximates its fair value due to the nature of the item.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

2. Summary of significant accounting policies (continued)

Fair value measurements

The Company applies ASC 820, Fair Value Measurements, which defines fair value and establishes a framework for measuring fair value and making disclosures about fair value measurements. ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is impacted by a number of factors, including the type of financial instruments and the characteristics specific to them. Financial instruments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I	—	A quoted price in an active market provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level II	—	Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III	—	Pricing inputs are unobservable inputs for the financial instruments and include situations where there is little, if any, market activity for them. The inputs into the determination of fair value require significant management judgment or estimation.

The fair value of the Company’s contingent consideration, stock-based compensation, purchase consideration in shares, and the related allocation thereof to the net assets acquired, and warrants are determined using Level III information as categorized by ASC 820.

Foreign currencies

The functional currency of BioAmber Inc. and Sinoven Biopolymers, Inc. is the United States dollar, whereas for BioAmber Canada Inc. the functional currency is the Canadian dollar and for Bioamber S.A.S. it is the Euro. The assets and liabilities of BioAmber Canada Inc. and Bioamber S.A.S. are translated into United States dollars using period-end exchange rates. The statements of operations and cash flows are translated using average exchange rates during the period. The resulting translation adjustment is recorded as a component of accumulated other comprehensive gain or loss.

Transactions and balances denominated in foreign currencies are translated into their functional currency as follows:

Monetary assets and liabilities are translated into their functional currency at period-end rates. Revenue, expenses and acquisition of assets are translated using exchange rates at the transaction date.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

2. Summary of significant accounting policies (continued)

Foreign currencies (continued)

All foreign currency transaction gains and losses are recorded as a component of foreign exchange gain (loss) in the statement of operations.

Cash and cash equivalents

The Company recognizes cash and cash equivalents as highly liquid investments with original maturity of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Cash and cash equivalents consist of petty cash and bank current accounts.

The Company does not have cash equivalents at the balance sheet dates.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company believes it is not exposed to significant credit risk related to cash and cash equivalents.

Property and equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method over the following periods:

Furniture and fixtures	5 years
Computer equipment	3 years

Costs related to repairs and maintenance of property and equipment are expensed in the period in which they are incurred. Upon sale or disposal the Company writes off the cost of the asset and the related amount of accumulated depreciation. The resulting gain or loss is included in the statement of operations.

Business combinations

The Company accounts for acquired businesses using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The consideration transferred for the acquisition is the fair values of the assets transferred, the liabilities incurred and the equity interest issued. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. Acquired in-process research and development (“IPR&D”) assets are capitalized at the acquisition date and classified as indefinite-lived assets until the related research

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

2. Summary of significant accounting policies (continued)

Business combinations (continued)

and development efforts are either completed or abandoned. Definite-lived intangible assets are amortized over the expected life of the asset. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Intangible assets

Costs incurred in obtaining patents are capitalized and amortized on a straight-line basis over their estimated useful lives of between 8 and 15 years. The Company’s patent portfolio was acquired as part of the spin-off transaction (see Note 3) and the acquisition of Sinoven Biopolymers, Inc. (see Note 5). The cost of servicing the patents is expensed as incurred.

As required by ASC 805, acquired IPR&D through business combinations is accounted for as an indefinite-lived intangible asset until completion or abandonment of the associated research and development efforts. Therefore, such assets are not amortized but are tested for impairment at least annually. Once the research and development activities are completed, the assets will be amortized over the related product’s useful life. If the project is abandoned, the assets will be written off if they have no alternative future use.

The Company reviews its portfolio of patents and acquired in-process research and development taking into consideration events or circumstances that may affect its recoverable value. During the period ended June 30, 2009, the Company determined that certain patents were no longer of use to the Company or pursued and did not have any recoverable value; accordingly, their total book value of $128,648 was written-off.

Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized, but is reviewed for impairment on an annual basis, or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, using a discounted cash flow model.

The Company’s goodwill is attributed to one reporting unit, Bioamber S.A.S., and has selected June 30 as the date to perform its annual impairment test. In testing for impairment of its goodwill, the Company must make assumptions regarding estimated future cash flows to be derived from Bioamber S.A.S. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill.

If the net book value exceeds its fair value, then the Company performs the second step of the goodwill impairment test to determine the amount of the impairment loss. The impairment loss would be calculated by comparing the fair value of the goodwill to its net book value. In calculating the fair value of the reporting unit’s goodwill, the fair value of the reporting unit is allocated to all of the other

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

2. Summary of significant accounting policies (continued)

Goodwill (continued)

assets and liabilities based on their fair values. The excess of the fair value of the reporting unit over the amount assigned to its other assets and liabilities is the fair value of goodwill. An impairment loss is recognized when the carrying amount of goodwill exceeds its fair value. There was no impairment of goodwill recorded for the periods ended December 31, 2010 or June 30, 2011.

Asset retirement obligation

Management assesses the potential asset retirement obligation upon acquisition of its assets or entering into lease arrangements. If a reasonable estimate of the fair value of the liability can be made, the Company recognizes the retirement obligation. As of December 31, 2010 and June 30, 2011, management has not identified evidence of asset retirement obligations.

Long-lived asset impairment

Management assesses the fair value of its long-lived assets in accordance with ASC 360, Property, Plant, and Equipment. At the end of each reporting period, it evaluates whether there is objective evidence of events or changes in business conditions which suggest that an asset may be impaired. In such cases the Company determines the fair value based upon forecasted, undiscounted cash flows which the assets are expected to generate and the net proceeds expected from their sale. If the carrying amount exceeds the fair value of the asset, it is decreased by the difference between the two being the amount of the impairment. As of June 30, 2011 and each prior balance sheet date presented, management has not identified evidence of impairment of its long-lived assets.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Company’s activities. Revenue is shown net of discounts and after eliminating sales within the subsidiaries.

Revenue is recognized when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities. In all instances, revenue is recognized provided that persuasive evidence of an arrangement exists, the fee is determinable, collectability is reasonably assured and customer acceptance terms have been satisfied.

Licensing revenue for the use of the Company’s IP is recognized on an accruals basis in accordance with the substance of the relevant agreements.

Net loss per share

The Company computes net loss per share in accordance with FASB ASC 260, Earnings per share, under which basic net loss attributable to common shareholders per share is computed by

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

2. Summary of significant accounting policies (continued)

Net loss per share (continued)

dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Shares issued and reacquired during the period are weighted for the portion of the period that they were outstanding. The computation of diluted earnings per share (“EPS”) is similar to the computation of the basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back any convertible preferred dividends and the after-tax amount of interest recognized in the period associated with any convertible debt. The numerator is also adjusted for any other changes in income or loss that would result from the assumed conversion of those potential common shares such as profit-sharing expenses. Diluted EPS is identical to basic EPS since common equivalent shares are excluded from the calculations as their effect is anti-dilutive.

	6 months ended		6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ending June 30, 2009
	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)
Historical net loss per share:
Net loss attributable to common shareholders	$10,700,205	$4,355,760	$2,010,861	$7,992,216	$1,850,906
Net loss per share – basic	$59.92	$40.50	$15.65	$96.26	$158.74
Weighted-average common shares – basic	178,579	107,539	128,493	83,025	11,660
Weighted-average common shares – diluted	248,802	165,593	194,514	149,183	60,892

Research and development expenses

In accordance with ASC 730, Research and Development, research and development expenses are charged to operations in the period in which they are incurred.

Deferred financing costs

Costs incurred to secure debt are deferred and amortized on a straight-line basis, which approximates the effective interest method, over the term of the related debt.

Stock-based compensation

The Company accounts for its stock-based compensation expense in accordance with ASC 718, Compensation—Stock Compensation. Stock options are granted to employees at exercise prices equal to the estimated fair value of the Company’s stock at the grant dates. Stock options vest over two, three or four years and have a term of ten years. Each stock option entitles the holder to purchase one common share. Compensation expense is recognized over the period during which an employee is required to provide services in exchange for the award, generally the vesting period.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

2. Summary of significant accounting policies (continued)

Stock-based compensation (continued)

The fair value of options granted was determined using the Black-Scholes option pricing model and the following weighted-average assumptions:

	6 months ended June 30, 2011	6 months ended June 30, 2010	6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009
	(unaudited)
Risk-free interest rate	3.960%	3.37%	3.375%	3.37%	2.74%
Expected life	10 years	10 years	10 years	10 years	10 years
Volatility	73.50%	79.83%	76.75%	79.83%	87.02%
Expected dividend yield	0%	0%	0%	0%	0%
Forfeiture rate	0%	0%	0%	0%	0%

The Black-Scholes model used by the Company to calculate option and warrant values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models require highly subjective assumptions, such as the stock price at the date of grant, future stock price volatility and expected time until exercise, which greatly affect the calculated values.

The estimated volatility is based on the industry index of biotechnology, as it is the most comparable benchmark with the Company’s operations.

As of December 31, 2010 and June 30, 2011, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $1,135,728 and $5,990,549, respectively, which will be amortized over the weighted-average remaining requisite service period of 3.6 years and 3.5 years, respectively.

Environmental liabilities

The nature of the Company’s operations requires compliance with environmental laws and regulations set by the governmental authorities in the jurisdictions in which the Company operates. It will develop policies and practices for the remediation of the effects of release or disposal of materials at its locations. Any resulting environmental liabilities will be recorded when they are probable and management could reliably estimate their amount. As of June 30, 2011 and each prior balance sheet date presented, no environmental liabilities have been recorded.

Income taxes

The Company calculates its income tax charge on the basis of the tax laws enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

2. Summary of significant accounting policies (continued)

Income taxes (continued)

Income taxes on the consolidated statements of operations consist of state, federal and foreign jurisdictions income taxes related to the Company and its subsidiaries. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes.

Deferred taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized. The amount of the valuation allowance is based on the Company’s best estimate of the recoverability of its deferred tax assets.

The Company follows guidance for income taxes, which prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. For all periods presented there were no tax positions that met the more-likely-than-not recognition threshold at the effective date. The Company accounts for interest and penalties related to uncertain tax positions, if any, as part of tax expense.

Research and development tax credits

Bioamber S.A.S. receives government assistance in the form of research and development tax credits from the French taxing authorities, based on qualifying expenditures. The Company records research and development tax credits, as a reduction of research and development expenses, when the Company is able to reasonably estimate the amounts and it is more likely than not they will be received.

Segment reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding resource allocation and assessing performance. To date, the Company has viewed its operations and manages its business as one segment. The chief operating decision-maker is the Chief Executive Officer.

Recent accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements, which provides guidance on how investment assets and liabilities are to be valued and disclosed. The amendment requires entities to disclose the input and valuation techniques used to measure fair value of both recurring and non-recurring fair value measurements for Level II and Level III positions. It also

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

2. Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

requires disclosures about transfers into and out of Levels I and II and separate disclosures about purchases, sales, issuances, and settlements relating to Level III measurements which must be shown on a gross basis roll forward rather that as one net number. It clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level III activity of purchase, sales, issuances, and settlements, which will be effective for the fiscal years beginning after December 15, 2010. The adoption of this standard did not have a material impact on the consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangible –Goodwill and Other (Topic 350): When to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. This update requires an entity to perform all steps in the test for a reporting unit whose carrying value is zero or negative if it is more likely than not (more than 50%) that a goodwill impairment exists based on qualitative factors, resulting in the elimination of an entity’s ability to assert that such a reporting unit’s goodwill is not impaired and additional testing is not necessary despite the existence of qualitative factors that indicate otherwise. The adoption of this ASU did not have a material impact on the consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718)—Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (A consensus of the FASB Emerging Issues Task Force) (“ASU 2010-13”). ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity.

This clarification of existing practice is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, with early application permitted. The Company’s adoption of this update did not have an impact on the Company’s financial condition or results of operations.

In May 2011, the FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level III inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance will be effective for the Company beginning January 1, 2012. Other than requiring additional disclosures, the Company does not anticipate material impacts on their consolidated financial statements upon adoption.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

3. Spin-off transaction

On December 31, 2008, the Company and DNP entered into an Assignment and Assumption agreement, whereby DNP transferred all the assets and liabilities associated with succinic acid to the Company. In consideration for the transfer of the net assets, the Company issued shares to DNP, as follows:

•	11,659 shares of common shares;

•	33,655 Series A participating convertible preferred stock; and

•	Warrants to acquire 18,769 common shares of the Company at prices varying between $37.52 and $100 per share expiring between December 9, 2009 and September 11, 2018.

The common shares and the Series A participating convertible preferred stock were equivalent in all material respects other than with regards to the liquidation preference accorded to the preferred shares. The liquidation value was estimated by management and was considered in estimating the carrying value of the preferred shares.

The fair value of the warrants was determined using the Black-Scholes option pricing model using the following weighted-average assumptions:

Risk-free interest rate	0.53% to 2.94%
Expected life	between less than one year and 9 years
Volatility	83.23% to 98.15%
Expected dividend yield	0%

In February 2009, as planned in the spin-off transaction, DNP distributed its interests in the Company to its shareholders as a dividend-in-kind.

This non-monetary transaction was measured at the fair value of the net assets received based upon a valuation prepared by an independent business appraiser. The resulting values allocated to the assets and liabilities were as follows:

$
Assets
Patents and licenses	4,592,516
Account receivable – Bioamber S.A.S.	936,225
Investment in Bioamber S.A.S.	30,857
Property and equipment	19,765

Total assets	5,579,363

Liabilities
Accounts payable	668,143
Deferred income taxes	900,000

Net assets	4,011,220

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

4. Acquisition of Bioamber S.A.S.

DNP and Agro-Industrie Recherches et Développements (“ARD”) established an equally-owned joint venture, named Bioamber S.A.S. in France, to develop and commercialize succinic acid technology.

The respective contributions of the parties to the Bioamber S.A.S. joint venture were as follows:

•	The Company granted Bioamber S.A.S. an exclusive, worldwide sub-license to the IP portfolio; as it pertained to succinic acid;

•	ARD agreed to build a plant and grant Bioamber S.A.S. exclusive access to the plant for a period of four years; and

•	ARD agreed to use its existing facilities to produce succinic acid samples until the plant was commissioned.

In accordance with the provisions of FASB ASC 323, Investments—Equity Method and Joint Ventures, the Company recorded its share of Bioamber S.A.S.’s losses in excess of the investment’s book value, as there was an obligation to fund the joint venture pursuant the joint venture agreement. This practice was discontinued on October 1, 2010, the date the Company took control of the subsidiary.

The summarized financial data of Bioamber S.A.S. for the periods during which it was accounted for using the equity method is as follows:

	6 months ended June 30, 2010	3 months ended September 30, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009
	(unaudited)
	$	$	$	$
Operating expenses	5,453,340	2,948,312	8,483,591	1,771,568

Net loss	5,571,270	3,094,627	8,680,022	1,771,568

	As at September 30, 2010	As at June 30, 2010	As at June 30, 2009
	$	$	$
Current assets	1,953,226	1,432,209	1,008,848

Total assets	1,953,226	1,432,209	1,008,848

Current liabilities	2,195,018	1,019,826	1,395
Non-current liabilities	14,647,970	10,928,371	4,282,595

Total liabilities	16,842,988	11,948,197	4,283,990

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

4. Acquisition of Bioamber S.A.S. (continued)

On September 30, 2010, the Company acquired the 50% of the share capital of Bioamber S.A.S. it did not already own. The acquisition was recorded in accordance with ASC 805, Business Combinations. Results of operations of Bioamber S.A.S. are included in the Company’s consolidated financial statements beginning October 1, 2010, the effective date of acquisition of control.

The transaction was as follows:

$
The fair value of the consideration transferred was as follows:
Fair value of 31,644 common shares of the Company issued to ARD	7,344,224
Cash paid (20,000 Euros) for 50% of the common shares of Bioamber S.A.S.	27,200
Cash received from ARD	(1,000,000)
Fair value of the Company’s equity investment held before acquisition	6,347,000

12,718,424

The allocation of the consideration transferred to the estimated fair value of the assets acquired and liabilities assumed is as follows:

$
Cash	44,169
Research and development tax credits and value added tax receivables	1,906,730
In-process research and development	12,215,000
Goodwill	683,838

14,849,737
Accounts payable and accrued liabilities	(2,131,313)

Net assets	12,718,424

The Company issued 31,644 common shares to ARD that had an estimated fair value of $232.09 per share as of the acquisition date and received $1,000,000 from ARD.

In accordance with ASC 805, Business Combinations, the 50% held equity interest, net of the long-term accounts receivable from Bioamber S.A.S. in the amount of $6,800,000, was re-measured to its estimated fair value resulting in a gain of $6,215,594, which is presented in the consolidated statement of operations and comprehensive loss.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

4. Acquisition of Bioamber S.A.S. (continued)

As of the acquisition date, Bioamber S.A.S. was developing certain proprietary processes and technologies to produce succinic acid (SA) and derivatives such as 1,4 Butanediol (BDO). Using the income approach, the Company determined the fair value of both the SA and BDO technologies based on projections of net future cash flows of both products separately for the next 10 years. The Company discounted the estimated future cash flows to present value using appropriate discount rates and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors to arrive at fair values, as follows:

—Succinic acid:

•	Discount rate 17%

•	Fair present value of $11,074,000

—BDO technologies and processes:

•	Discount rate 36%

•	Fair present value of $1,141,000

The goodwill is attributable to the synergies expected to arise from the strategic alliances signed by Bioamber S.A.S. with chemical companies.

Bioamber S.A.S. had no revenues prior and post the acquisition during the period ended December 31, 2010 and incurred a net loss of $3,094,628 for the period October 1 to December 31, 2010. For the year ended June 30, 2010, Bioamber S.A.S. had no revenues and incurred a loss of $8,680,022.

If Bioamber S.A.S. had been acquired on July 1, 2009, the pro forma consolidated revenues for the six months ended December 31, 2010 would have been nil and the pro forma consolidated net loss would have been $9,875,691. In addition, for the year ended June 30, 2010, Bioamber S.A.S. had no revenues and incurred a loss of $8,680,022; and the pro forma consolidated revenues for twelve months ended June 30, 2010 would have been nil and the net pro forma consolidated net loss would have been $12,409,533.

5. Acquisition of Sinoven Biopolymers, Inc.

In February 2010, the Company acquired 75% of the common shares of Sinoven Biopolymers, Inc., (“SBI”), a private company incorporated in the state of Delaware in October 2009. SBI has a proprietary technology for modifying polybutylene succinate (“PBS”), giving it unique properties that the Company believes other biodegradable polymers do not offer. SBI sources PBS from third parties and subsequently modifies it.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

5. Acquisition of Sinoven Biopolymers, Inc. (continued)

Purchase consideration

The purchase price was $1,005,020, of which $20 was paid in cash and the remaining $1,005,000 was the estimated fair value of an obligation to issue 5,000 shares of the Company’s common stock. The shares are held in trust and will only be delivered to the sellers upon the achievement of the following three milestones, all of which the Company believes will be realized:

•	1,000 shares when SBI obtains a favorable regulatory opinion for use in food contact applications in the U.S.;

•	2,000 shares when SBI obtains, delivers and collects, in full, orders for a total of 600 metric tons (“MT”) during a 12-month period after February 2010; and

•	2,000 shares when SBI obtains, delivers and collects, in full, orders for a total of 1,200 MT during a 12-month period after February 2010.

If by the third year of operations, following the closing date, SBI does not meet the milestones, the remaining shares held in trust will be cancelled. In addition, the Company has the right, at any time, to buy back its common shares for the aggregate price of $1.00.

The contingent purchase consideration payable in shares was recorded as a liability in accordance with ASC 480, Distinguishing Liabilities from Equity, which requires contingent consideration which can be settled in a variable number of shares to be recorded as a liability and marked to market at each reporting date.

In February 2011, the Company released 1,000 common shares to the former SBI owners pursuant to achievement of the first milestone.

In addition, the purchase consideration will be increased by a cash payment equal to 50% of the net gross margin generated by the sales of PBS, less budgeted expenses during the next three years following the closing date: the periods from February 1, 2010 to January 31, 2011, 2012 and 2013, respectively.

SBI’s forecast at the acquisition date and as of June 30, 2011, showed operating losses for the three periods; therefore, the Company does not expect to incur any earn-out payment and accordingly no liability was recorded.

The fair value of the consideration transferred was as follows:

$
Cash	20
Fair value of contingent consideration	1,005,000
Non-controlling interest	339,142

1,344,162

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

5. Acquisition of Sinoven Biopolymers, Inc. (continued)

Purchase consideration (continued)

The acquisition was recorded in accordance with ASC 805, Business Combinations. The results of operations are included in the Company’s financial statements beginning February 1, 2010, the effective date of acquisition of control.

The allocation of the consideration transferred to the estimated fair values of assets acquired and liabilities assumed are as follows:

$
Assets
Other receivables	486
Patents	542,627
Acquired in-process research and development	813,941

1,357,054
Liabilities
Accounts payable and accrued liabilities	12,892

Net assets	1,344,162

The Company allocated the value of the intellectual property between patents, registered in China, and in-process research and development, based on an estimate of their corresponding contribution to the final product formulation.

SBI had no revenues and incurred a loss of $276,669 for the four months from February 1 to June 30, 2010. If SBI had been acquired on October 12, 2009, the date SBI was incorporated, the pro forma consolidated revenues would have been $965,690 and the pro forma consolidated net loss would have been $8,346,191.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

6. Intangible assets

	June 30, 2011	December 31, 2010	June 30, 2010	June 30, 2009
	(unaudited)
	$	$	$	$
Patents and licenses:
Beginning balance	5,006,496	5,006,495	4,463,868	4,592,516
Acquisition of Sinoven (Note 5)	-	-	542,627	-
Write-off			-	(128,648)

	5,006,496	5,006,495	5,006,495	4,463,868

Acquired in-process research and development (indefinite life):
Beginning balance	12,730,773	813,941	-	-
Acquisition of Sinoven (Note 5)	-	-	813,941	-
Acquisition of Bioamber S.A.S. (Note 4)	-	12,215,000	-	-
Foreign currency translation adjustment	1,126,212	(298,168)	-	-

	13,856,985	12,730,773	813,941	-

	18,863,481	17,737,268	5,820,436	4,463,868
Less: accumulated amortization	(1,237,521)	(988,549)	(734,594)	(257,952)

Intangibles assets, net	17,625,960	16,748,719	5,085,842	4,205,916

Amortization expense amounted to $248,972, $247,352 and $253,955 for the six months ended June 30, 2011, June 30, 2010 and December 31, 2010, respectively. Amortization expense amounted to $476,642 and $257,952 for the year ended June 30, 2010 and the 258 day period ended June 30, 2009, respectively. During the 258 day period ended June 30, 2009 the Company considered certain patents not to have any recoverable value and their total book value of $128,648 was written off. Estimated future annual amortization expense over the next five years will be $507,910 annually.

7. Goodwill

	June 30, 2011	December 31, 2010	June 30, 2010	June 30, 2009
	(unaudited)
	$	$	$	$
Beginning balance	667,146	-	-	-
Acquisition of Sinoven (Note 5)	-	-	-	-
Acquisition of Bioamber S.A.S. (Note 4)	-	683,838	-	-
Foreign currency translation adjustment	63,049	(16,692)	-	-

Goodwill	730,195	667,146	-	-

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

8. Property and equipment

	Estimated Useful Life	June 30, 2011	December 31, 2010	June 30, 2010	June 30, 2009
	(years)	(unaudited)
		$	$	$	$
Furniture and fixtures	5	56,926	35,579	3,678	-
Computer equipment	3	26,919	21,644	39,149	19,765

		83,845	57,223	42,827	19,765

Less: accumulated depreciation		(31,767)	(20,282)	(10,651)	(3,261)

Property and equipment, net		52,078	36,941	32,176	16,504

Depreciation expense amounted to $11,485, $3,598 and $9,631 for the six months ended June 30, 2011, June 30, 2010 and December 31, 2010, respectively. Depreciation expense amounted to $7,390 and $3,261 for the year ended June 30, 2010 and the 258 day period ended June 30, 2009, respectively.

9. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consisted of the following at June 30, 2011, December 31, 2010, June 30, 2010 and June 30, 2009, respectively:

	June 30, 2011	December 31, 2010	June 30, 2010	June 30, 2009
	(unaudited)
	$	$	$	$
Trade accounts payable	1,871,706	1,272,968	640,028	163,099
Accrued payroll and bonus	687,177	110,670	267,039	-
Consulting and legal fees	397,753	263,572	90,499	62,396
Other	160,746	99,899	153,824	10,228

Total	3,117,382	1,747,109	1,151,390	235,723

10. Financing facilities

Bridge loan

On February 6, 2009, the Company received short-term financing from certain employees, officers, directors and service suppliers in the amount of $938,000. The loans were granted in consideration of the following:

$
Cash	585,000
Employee services	253,000
Third party legal services	100,000

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

10. Financing facilities (continued)

Bridge loan (continued)

The loans bore interest at 8%, which would be waived if repaid by June 30, 2009. The loans were repaid and accordingly the interest was waived. In connection with the issuance of the loans, the Company issued to the lenders warrants to acquire 18,760 shares of common stock at an exercise price of $50 per share, expiring in February 2019.

The fair value of the warrants, amounting to $572,080, determined using the Black-Scholes option pricing model, was recorded as a financing charge. The assumptions used to determine the fair value were as follows:

Risk-free interest rate	2.99%
Expected life	10 years
Volatility	83.23%
Expected dividend yield	0%

Secured convertible note

On June 22, 2009, the Company issued a non-interest bearing secured convertible note due September 30, 2009, and warrants to acquire 5,970 shares of common stock for total cash consideration of $4,000,000. The note was secured by a general assignment of all of the Company’s assets, and was convertible into 19,900 shares of common stock at a price of $201 per share. The warrants are exercisable at a price of $201 per share and expire in June 2019. The proceeds were bifurcated between the secured convertible note and warrants based on their relative fair values, based on the estimated fair value of the warrants of $1,045,307, determined using the Black-Scholes option pricing model, using the following assumptions:

Risk-free interest rate	3.68%
Expected life	10 years
Volatility	89.83%
Expected dividend yield	0%

The secured convertible promissory note was accreted to its fair value through a charge to earnings, recorded as accreted interest. As at June 30, 2009, the secured convertible note was comprised of the following:

$
Face value of secured convertible promissory note	4,000,000
Unaccreted interest	961,682

3,038,318

Costs related to the issuance of the secured convertible note amounting to $171,213 were recorded as deferred financing costs. As at June 30, 2009, the unamortized deferred financing costs amounted to $157,516 and were fully amortized as of June 30, 2010.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

10. Financing facilities (continued)

Secured convertible note (continued)

In October 2009, the secured convertible note was converted into shares of common stock (see note 12).

Unsecured convertibles notes

On November 23, 2010, the Company entered into an agreement with certain shareholders to issue non-interest bearing unsecured convertible notes for total proceeds of $4,000,000, of which $2,000,000 was received as of December 31, 2010. On January 26, 2011, the Company received the remaining $2,000,000.

The notes were repayable on or after March 31, 2011, at the option of the holder. The convertible notes included a contingent conversion feature by which they would automatically be converted into shares of common stock upon the closing of a qualified financing by the Company of at least $20,000,000. The price per share for the conversion was to be determined at the date of closing of such qualified financing.

The notes also included warrants to purchase shares of common stock equal to 25% of the number of common shares to be received by the holder upon conversion of the notes at a share price equal to the issue price of such securities upon the consummation of the qualified financing.

At the date of the issuance of the convertible notes, the Company was not able to determine the number of warrants to be issued, and in accordance with ASC 470, Debt with conversion and other options, the convertible notes were recorded as a short-term liability without bifurcation between equity and debt or the recording of warrants. Upon the closing of a private placement in April 15, 2011 (see note 12), the Company determined the number of warrants to be issued based on the numbers of common shares subscribed resulting in 2,707 warrants being issued. The fair value of the warrants in the amount of $810,448 (see Note 13), was presented in the financial charges caption in the statement of operations and comprehensive loss. The warrants expire 10 years following their issuance.

Costs related to the issuance of the unsecured convertible notes amounting to $14,363 were recorded as deferred financing fees. As at December 31, 2010, the unamortized deferred financing fees amounted to $11,969 and were fully amortized as of June 30, 2011.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

11. Commitments and contingencies

Leases

The Company leases its premises and other assets under various operating leases. Future lease payments aggregate $1,137,408 as at December 31, 2010 and include the following future amounts payable on a twelve month basis:

December 31, 2010
$
2011	436,110
2012	317,499
2013	220,109
2014	163,690

Minimum royalties

The Company has entered into exclusive license agreements that provide for the payment of minimum annual royalties. The Company has the right to convert such exclusive agreements into non-exclusive agreements without the right to sublicense and without the obligation to pay minimum royalties. As of December 31, 2010, the Company has commitments related to annual minimum royalty payments as follows:

December 31, 2010
$
2011	832,500
2012	870,000
2013	870,000
2014	442,466

As of June 30, 2011 the Company had such contractual agreements with four partners: Cargill Inc., DuPont, Michigan State University and UT-Batelle on behalf of the U.S. National Laboratories and the US DOE. The royalties which the Company owes are in return for use of proprietary tools, patents and know-how and the actual expenses incurred amounted to a total of $1,177,186, $167,500, $1,139,125, $1,043,948 and nil for the six months ended June 30, 2011, June 30, 2010 and December 31, 2010, the year ended June 30, 2010 and the period from October 15, 2008 (inception) to June 30, 2009, respectively. These amounts form part of the expenses recorded in research and development in the statement of operations and comprehensive loss.

Litigation

As of June 30, 2011 and for each preceding periods, there are no outstanding claims or litigations.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

11. Commitments and contingencies (continued)

Significant contractual agreements

On December 21, 2007, DNP entered into a master agreement with ARD for the creation of a joint venture, Bioamber S.A.S., to develop and commercialize succinic acid. Under the master agreement, ARD would build and design, at its cost, a demonstration plant solely for use by Bioamber S.A.S. for a period of four years.

Effective, July 1, 2010, Bioamber S.A.S. entered into a Transitional Work Plan Agreement with BioAmber Inc. and ARD, whereby ARD would grant Bioamber S.A.S. exclusive access to the plant and it would be operated by ARD employees on behalf of Bioamber S.A.S. Under this agreement, Bioamber S.A.S. would be responsible to pay all variable costs for batches produced without technical incident paid and 50% of the variable costs for all batches or partial batches with technical incident. Additionally, Bioamber S.A.S. would be required to reimburse ARD for all direct labor costs associated with the operation of the demonstration plant.

On September 30, 2010, the Company entered into a tolling agreement with Bioamber S.A.S. and ARD, which entered into force upon the termination of the Transitional Work Plan Agreement. Pursuant to the tolling agreement, ARD would grant Bioamber S.A.S. exclusive access to the demonstration plant to develop succinic acid and the plant would be operated by ARD employees on behalf of Bioamber S.A.S. Bioamber S.A.S. will obtain 100% of the output of the demonstration plant. The arrangement terminates on June 30, 2013 and includes three six-month period renewable terms. Under the tolling agreement, Bioamber S.A.S. is required to pay all labor costs related to production and an 8% administrative fee. Labor costs are capped at $1,126,985 (€776,000) per year (excluding the administrative fee). Additionally, Bioamber S.A.S. is required to pay a pre-determined price per metric ton of product which amounted to $3,050 (€2,100) as of July 30, 2011.

12. Share capital

Authorized

The Company was authorized to issue from the date of inception to April 13, 2011, 266,000 shares of common stock and 34,000 preferred shares, issuable in series, each with a par value of $0.01 per share.

On April 14, 2011, the Board of Directors resolved (i) to increase the total number of authorized shares of common stock to 500,000 and (ii) to eliminate the authorization for issuance of preferred shares.

Common shares—dividends and voting rights

Each share entitles the record holders thereof to one vote per share on all matters on which shareholders shall have the right to vote. The holders of shares shall be entitled to such dividends, if any, as may be declared thereon by the Board of Directors at its sole discretion.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

12. Share capital (continued)

Preferred stock—dividends and voting rights

Holders of series A of preferred stock are entitled to dividends and votes on the same basis as the common shares, and have a liquidation preference of $95.08 per share. In addition, the A series participating convertible stock are convertible, at the option of the holders, into shares of common stock on a one-to-one basis. As of June 30, 2010 all preferred stock were converted into shares of common stock.

Liquidation, dissolution and winding up rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of common stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its shareholders, ratably in proportion to the number of shares held by them.

Private placement—period ended June 30, 2010

In October 2009, the Company completed a private placement for gross proceeds of approximately $12,000,000, pursuant to which 59,702 shares of common stock were issued at a price of $201 per share as follows:

•

Conversion of a secured convertible note, for a total amount of $4,000,000, into 19,900 shares of common stock, at $201 per share price totaling $3,999,900. The remaining $100 was forgiven (see Note 10);

•	Issuance of 39,802 shares of common stock for gross cash proceeds of $8,000,102;

•

Issuance of 1,891 warrants as broker fees with a fair value of $244,373. Each warrant expires five years from the warrant issue date and entitles the holder to purchase one share of common stock at a price of $201 per share. The fair value of the warrants was determined using the Black-Scholes option pricing model, using the following assumptions:

Risk-free interest rate	2.62%
Expected life	5 years
Volatility	78.25%
Expected dividend yield	0%

In October 2009, as part of the private placement transaction, all outstanding issued preferred stock were converted into 33,655 shares of common stock.

Share issue costs incurred amounted to $589,854 consisting principally of legal fees and commissions.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

12. Share capital (continued)

Private placement—period ended June 30, 2011

On April 15, 2011 the Company completed a private placement for gross proceeds of approximately $45,000,000, pursuant to which 121,904 shares of common stock at a price per share of $369.14 were issued. The private placement consisted of the following:

•	Issuance of 10,833 shares of common stock resulting from the conversion of $3,998,893 in unsecured convertible notes

•	Issuance of 111,071 shares of common stock for gross cash proceeds of $41,000,749;

•

Issuance of 2,707 warrants with fair value of $810,448 recorded as a financial charge (Note 10). Each warrant expires 10 years from the warrant issue date and entitles the holder to purchase one share of common stock at a price of $369.14 per share. The fair value of the warrants was determined using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	2.62%
Expected life	10 years
Volatility	78.25%
Expected dividend yield	0%

Share issue costs incurred amounted to approximately $240,000 consisting principally of legal fees, of which $231,374 were allocated to the share issuance and $8,626 were allocated to the conversion of the unsecured convertible note.

Stock option plan

On December 8, 2008, the Board of Directors approved the Company’s Employee Stock Option Plan (the “Plan”), available to certain employees, outside directors and consultants of the Company and its affiliated companies. The options under the Plan are granted for the purchase of common shares at exercise prices determined by the Board of Directors and generally vest two, three and four years from the date of grant and expire in 10 years. The total number of options allowable in the plan is 57,850, of which 27,850 under the initial plan and 30,000 approved by the Board on June 27, 2011. The following table summarizes activity under the Plan:

Stock-based compensation expense was allocated as follows:

					258 day period ended June 30, 2009	Cumulative from inception to June 30, 2011
			6 months ended December 31, 2010	12 months ended June 30, 2010
	6 months ended June 30,

	2011	2010
	$	$	$	$	$	$
	(unaudited)	(unaudited)
General and administrative	229,674	42,610	374,991	111,554	145,008	861,227
Research and development	427,214	260,293	260,293	358,771	51,989	1,098,267

Total compensation expense	656,888	302,903	635,284	470,325	196,997	1,959,494

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

12. Share capital (continued)

Stock option plan (continued)

	6 months ended
	June 30, 2011 (unaudited)		June 30, 2010 (unaudited)		6 months ended December 31, 2010		12 months ended June 30, 2010		258 day period ended June 30, 2009
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price
		$		$		$		$		$
Options outstanding, beginning of period	24,850	120.41	14,850	61.74	16,450	79.26	12,800	37.52	-	-
Granted	19,200	342.87	2,000	201.00	8,400	201.00	4,200	201.00	13,200	37.52
Cancelled	-	-	(200)	37.52	-	-	(350)	37.52	(400)	37.52
Exercised	-	-	(200)	37.52	-	-	(200)	37.52	-	-

Options, Outstanding, end of period	44,050	217.37	16,450	79.26	24,850	120.41	16,450	79.26	12,800	37.52
Options exercisable, end of period	13,618	78.49	5,978	37.52	9,519	60.84	5,978	37.52	1,722	37.52
Weighted average fair value of options granted		204.10		166.01		98.83		66.08		31.82
Proceeds received from the exercise of options	-	-	-	7,504	-	-	-	7,504	-	-
Intrinsic value of stock options exercised	-	-	200	163.48	-	-	200	163.48	-	-

The weighted-average remaining contractual life of the outstanding options as at June 30, 2011 was 8.9 years.

Warrants

As at December 31, 2010, the Company had the following warrants outstanding to acquire common shares:

Number	Exercise price	Expiry date
14,363	$ 37.52	February 2012 – September 2019
17,954	$50.00	February 2019
1,819	$100.00	April 2011
7,861	$201.00	October 2014 – June 2019

41,997

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

12. Share capital (continued)

Warrants (continued)

As at June 30, 2011, the Company had the following warrants outstanding to acquire common shares:

Number	Exercise price	Expiry date
13,611	$ 37.52	February 2012 – September 2019
17,716	$ 50.00	February 2019
7,660	$201.00	October 2014 – June 2019
2,707	$369.14	April 2021

41,694

13. Financial charges

	6 months ended June 30, 2011	6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009
	(unaudited)
	$	$	$	$
Increase in estimated fair value of shares to be issued to the non-controlling shareholders of SBI (Note 5)	548,660	155,000	-	-
Accreted interest on convertible notes (Note 10)	810,448	-	961,682	83,625
Bridge loan financing charge (Note 10)	-	-	-	572,080

	1,359,108	155,000	961,682	655,705

14. Income taxes

Income (loss) from continuing operations before income taxes was as follows:

	6 months ended June 30, 2011	6 months ended June 30, 2010	6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009
	(unaudited)	(unaudited)
United States	6,769,607	1,736,044	6,854,221	3,818,124	1,865,122
Other	4,036,542	2,697,022	(4,741,437)	4,251,398	885,784

Loss from continuing operations before income taxes	10,806,149	4,433,066	2,112,784	8,069,522	2,750,906

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

14. Income taxes (continued)

The recovery of income taxes were as follows:

	6 months ended June 30, 2011 (unaudited)	6 months ended June 30, 2010 (unaudited)	6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009
United States	-	-	-	-	900,000
Canada and other	-	-	-	-	-

Recovery of income taxes	-	-	-	-	900,000

The recovery of income taxes results from the recording of the benefit of net operating losses carried forward to the extent of offsetting deferred income tax liabilities.

Differences between our statutory income tax rates and our effective income tax rates applied to the pre-tax income consisted of the following:

	6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009
Loss from continuing operations before income taxes	2,113,000	8,070,000	2,751,000
U.S. statutory tax rates	35%	35%	35%

Expected income tax recovery	740,000	2,825,000	963,000
Net increase in valuation allowance	(740,000)	(2,825,000)	(63,000)

(Provision for) recovery of income taxes	-	-	900,000

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

14. Income taxes (continued)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant components of the deferred income tax assets and deferred income tax liabilities are presented below:

	6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009
Deferred tax assets
Net operating loss carryforwards	11,730,000	2,998,000	590,000
Interest accretion	713,000	566,000	230,000
Stock options	524,000	234,000	69,000
Depreciable and amortizable assets	171,000	13,000	-
Foreign currency differences	142,000	-	-

Total gross deferred income tax assets	13,280,000	3,811,000	889,000
Less: valuation allowance	(5,076,000)	(3,063,000)	(96,000)

Total deferred income tax assets	8,204,000	748,000	793,000
Less: current portion	-	-	-

Net long-term portion of deferred income tax assets	8,204,000	748,000	793,000

Deferred tax liabilities
Intellectual property	8,203,000	746,000	782,000
Other temporary differences	1,000	2,000	11,000

Total deferred income tax liabilities	8,204,000	748,000	793,000

Net deferred income tax asset	-	-	-

At December 31, 2010 and June 30, 2010, the increase in the valuation allowance was primarily due to a history of losses generated. The valuation allowance is reviewed periodically and if the assessment of the “more likely than not” criterion changes, the valuation allowance is adjusted accordingly. There may also be an inability to utilize a significant amount of our accumulated net operating losses and federal and state tax credit carryforwards to the extent future changes in control occur for tax purposes.

At June 30, 2011, the Company had approximately $35.7 million of total operating loss carryforwards relating to its Canadian, French and U.S. entities. The loss carryforwards expire at various dates through 2031. The deferred tax benefit of these loss carryforwards is ultimately subject to final determination by taxation authorities.

For the periods ended June 30, 2011, December 31, 2010 and December 31, 2009, the Company has not recorded tax benefits from the exercise of stock options. The amounts were recorded as an increase in additional paid-in capital on the consolidated balance sheets and as cash from financing activities on the consolidated statements of cash flows.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

14. Income taxes (continued)

Deferred tax assets and liabilities (continued)

BioAmber Inc. and its subsidiaries file income tax returns and pay income taxes in jurisdictions where it believes it is subject to tax. In jurisdictions in which BioAmber Inc. and its subsidiaries do not believe they are subject to tax and therefore do not file income tax returns, the Company can provide no certainty that tax authorities in those jurisdictions will not subject one or more tax years (since inception of BioAmber Inc. or its subsidiaries) to examination. Further, while the statute of limitations in each jurisdiction where an income tax return has been filed generally limits the examination period, as a result of loss carryforwards, the limitation period for examination generally does not expire until several years after the loss carryforwards are utilized. Other than routine audits by tax authorities for tax credits and tax refunds that the Company claims, the Company is not aware of any other material income tax examination currently in progress by any taxing jurisdiction. The Company’s major tax jurisdictions are France, Canada and the U.S. With few exceptions, BioAmber Inc. and its subsidiaries should not be subject to Canadian income tax examinations in respect of taxation years before 2008 and U.S. income tax examinations in respect of taxation years before 2008.

Research and development tax credits netted against research and development expenses are as follows:

6 months ended June 30, 2011	6 months ended June 30, 2010	6 months ended December 31, 2010	12 months ended June 30, 2010	258 days period ended June 30, 2009

(unaudited)	(unaudited)
$	$	$	$	$
-	153,567	502,612	307,133	-

15. Financial instruments

Currency risk

The Company is exposed to foreign currency risk as result of foreign-denominated transactions and balances. The Company does not hold any financial instruments that mitigate this risk.

Credit risk

The Company’s exposure to credit risk as at June 30, 2011, is equal to the carrying amount of its financial assets.

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

16. Related party transactions

Transactions with related parties not disclosed elsewhere were as follows:

			6 months ended December 31, 2010	12 months ended June 30, 2010	258 day period ended June 30, 2009	Cumulative from inception to June 30, 2011

	6 months ended June 30,
	2011	2010
	(unaudited) $	(unaudited) $	$	$	$	(unaudited) $
Licensing fees charged to Bioamber S.A.S.	-	950,690	75,000	965,690	259,890	1,300,580
Interest revenue from Bioamber S.A.S.	-	88,613	73,158	88,613	-	161,771
Toll manufacturing services provided by ARD	1,062,457	-	632,979	-	-	1,695,436

BioAmber Inc. engages certain research and development expenditures on behalf of, and which are charged back to, Bioamber S.A.S. Such charge backs have been netted against the research and development expenses.

The related party transactions were undertaken in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

17. Business segments

The Company allocates, for the purpose of geographic segment reporting, its revenue based on the location of the seller. The Company’s revenue has been generated in the United States only.

18. Subsequent events

The Company has evaluated subsequent events through November 9, 2011, the date the financial statements were available to be issued.

Acquisition of non-controlling interest

On October 1, 2011, the Company entered into an Agreement to acquire the 25% of the common shares of SBI (see Note 5) it did not own for cash consideration of $2,500 and the conditions to release the common shares held in trust were modified as follows:

a) the achievements of milestones was removed (see Note 5),

b) the three year deadline providing for the cancellation of the remaining shares held in trust was removed (see Note 5);

BIOAMBER INC.

(a development stage company)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2011 and 2010 (unaudited), six months ended

December 31, 2010, year ended June 30, 2010, 258 day period ended June 30, 2009 and the period from October 15, 2008 (inception) to December 31, 2010 and June 30, 2011

18. Subsequent events (continued)

Acquisition of non-controlling interest (continued)

c) the buyback option was removed (see Note 5)

d) 1,000 shares held in trust were released.

e) the remaining 3,000 shares remained in trust and will be released, subject to the selling shareholders being in the employment of SBI at the following dates:

•	500 shares to be released 6 months from the date of the Agreement;

•	500 shares to be released 12 months from the date of the Agreement;

•	1,000 shares to be released 18 months from the date of the Agreement; and

•	1,000 shares to be released 24 months from the date of the Agreement.

Immediately prior to the change in release conditions described above, the Company recorded the 4,000 shares held in trust at their estimated fair value of $3,988,000, resulting in the recording of a financial charge of $2,511,440 in the consolidated statements of operations and comprehensive loss for the three months period from July 1 to September 30, 2011.

The carrying value of the 1,000 shares released on October 1, 2011 in the amount of $997,000 will be reclassified from contingent consideration payable to share capital and additional paid in capital. The remaining amount of contingent consideration will also be recorded as an equity transaction in the amount of $2,991,000, in order to give effect to resolution of the contingent consideration payable, as described.

The fair value of the remaining 3,000 shares held in trust amounting to $2,991,000 will be recorded as compensation cost in accordance with ASC 718, ratably over the period in which the shares are held in trust as part of the general and administrative and research and development expenses.

The acquisition of the non-controlling interest will be recorded as an equity transaction as there was no change of control. The carrying amount of the non-controlling interest, net of the $2,500 purchase price, will be reclassified to additional paid-in capital within shareholders’ equity.

Private Placement

On November 4, 2011, the Company completed a private placement with certain current shareholders for gross proceeds of $20,000,817 pursuant to which 20,061 shares of common stock were issued.

INDEPENDENT AUDITORS’ REPORT

To the Chairman of Bioamber S.A.S.

We have audited the accompanying consolidated statements of financial position of Bioamber S.A.S. (the “Company”) as of September 30, 2010, June 30, 2010 and June 30, 2009, and the related statements of operations, shareholders’ equity, statement of financial position and cash flows for the periods from July 10, 2008 to June 30, 2009, the twelve-month period ending June 30, 2010 and the three-month period ended September 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2010, June 30, 2010 and June 30, 2009 and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in France.

The accompanying financial statements for the period ended September 30, 2010 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s recurring losses from operations and shareholders’ deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles used by the Company in preparing the accompanying financial statements conform with accounting principles generally accepted in France but vary in certain significant respects from accounting principles generally accepted in the United States of America. A description of the significant differences between accounting principles applied by the Company and accounting principles generally accepted in the United States of America and the effect of those differences on consolidated net loss for the periods ended September 30, 2010, June 30, 2010 and June 30, 2009 and shareholders’ equity at September 30, 2010, June 30, 2010 and June 30, 2009 are set forth in Note 9 to the accompanying financial statements.

/s/ DELOITTE & ASSOCIÉS

Neuilly-sur-Seine, France

November 4, 2011

BIOAMBER S.A.S.

Consolidated Statement of Operations

For the three-month period ending September 30, 2010, the twelve-month period ended June 30, 2010 and the period from July 10, 2008 to June 30, 2009

(except as otherwise mentioned, all amounts are in Euro)

	3 months ended September 30, 2010	12 months ended June 30, 2010	355 days period ended June 30, 2009
	€	€	€
Net sales	-	-	-
Cost of goods sold	-	-	-

Gross profit	-	-	-

Operating expenses
Selling, general and administrative	47,615	80,905	3,208
Research and development	2,231,009	5,609,855	2,104,000
Interest expense	113,081	141,182	-

Operating expenses	2,391,705	5,831,942	2,107,208

Income before income tax provision	2,391,705	5,831,942	2,107,208
Income tax provision	-	-	-

Net loss	2,391,705	5,831,942	2,107,208

The accompanying notes are an integral part of the consolidated financial statements.

BIOAMBER S.A.S.

Consolidated Statement of Shareholders’ Equity

For the three-month period ending September 30, 2010, the twelve-month periods ended June 30, 2010 and the period from July 10, 2008 to June 30, 2009

(except as otherwise mentioned, all amounts are in Euro)

	Common stock		Accumulated (deficit) income	Total equity
	Shares	Amount
		€	€	€
Issuance of shares, July 10, 2008	4,000	40,000	-	40,000
Net loss	-	-	(2,107,208)	(2,107,208)

Balance, June 30, 2009	4,000	40,000	(2,107,208)	(2,067,208)

Net loss	-	-	(5,831,942)	(5,831,942)

Balance, June 30, 2010	4,000	40,000	(7,939,150)	(7,899,150)

Net loss	-	-	(2,391,705)	(2,391,705)

Balance, September 30, 2010	4,000	40,000	(10,330,855)	(10,290,855)

The accompanying notes are an integral part of the consolidated financial statements.

BIOAMBER S.A.S.

Consolidated Statement of Financial Position

As at September 30, 2010 and June 30, 2010 and June 30, 2009

(except as otherwise mentioned, all amounts are in Euro)

	As at September 30, 2010	As at June 30, 2010	As at June 30, 2009
Assets
Current assets:
Cash	32,475	32,475	210,864
Accounts receivable, net	4,000	4,000	-
VAT receivable	1,055,215	784,375	252,910
Tax credit receivable	344,400	344,400	250,000

Total assets	1,436,090	1,165,250	713,774

Liabilities
Current liabilities:
Accounts payable	559,137	2,143	987
Accrued liabilities	102,790	53,150	-
Accrued payable to related parties	951,938	774,441	-

Total current liabilities	1,613,865	829,734	987

Long-term related-party debt	10,000,000	8,093,484	2,779,995
Accrued interest payable to related parties	113,080	141,182	-

Total liabilities	11,726,945	9,064,400	2,780,982

Commitments and contingencies (Note 6)	-	-	-

Shareholders’ equity
Share capital – Common shares:
EUR 10 par value; authorized, issued and outstanding shares 4,000	40,000	40,000	40,000
Accumulated deficit	(10,330,855)	(7,939,150)	(2,107,208)

Total shareholders’ equity	(10,290,855)	(7,899,150)	(2,067,208)

Total liabilities and equity	1,436,090	1,165,250	713,774

The accompanying notes are an integral part of the consolidated financial statements.

BIOAMBER S.A.S.

Consolidated Statement of Cash Flows

For the three-month period ending September 30, 2010, the twelve-month period ended

June 30, 2010 and the period from July 10, 2008 to June 30, 2009

(except as otherwise mentioned, all amounts are in Euro)

	3 months ended September 30, 2010	12 months ended June 30, 2010	355 days period ended June 30, 2009
	€	€	€
Cash flows from operating activities
Net loss	(2,391,705)	(5,831,942)	(2,107,208)
Adjustments to reconcile net loss to cash:

Changes in operating assets and liabilities:
Change in accounts receivable	-	(4,000)	-
Change in VAT receivable	(270,840)	(531,465)	(252,910)
Change in tax credit receivable	-	(94,400)	(250,000)
Change in accounts payable	556,993	1,155	987
Change in accrued liabilities	49,640	53,150	-
Change in accrued VAT payable	177,497	774,441	-
Change in accrued interest payable	(28,101)	141,182	-

Net cash used in operating activities	(1,906,516)	(5,491,879)	(2,609,131)

Cash flows from investing activities
Purchase of property plant and equipment	-	-	-
Proceeds from disposal of property and equipment	-	-	-

Net cash used in investing activities	-	-	-

Cash flows from financing activities
Share issue	-	-	40,000
Net proceeds from related-party debt	1,906,516	5,313,490	2,779,995

Net cash used in financing activities	1,906,516	5,313,490	2,819,995

Net change in cash	-	(178,389)	210,864
Cash and cash equivalents at the beginning of period	32,475	210,864	-

Cash and cash equivalents at end of period	32,475	32,475	210,864

The accompanying notes are an integral part of the consolidated financial statements.

BIOAMBER S.A.S.

Notes to Consolidated Financial Statements

For the three-month period ending September 30, 2010, the twelve-month period ended

June 30, 2010 and the period from July 10, 2008 to June 30, 2009 (except as otherwise mentioned, all amounts are in Euro)

1. Description of the business

In 2007, Diversified Natural Products, Inc. (“DNP Inc.”), a company incorporated in Delaware, USA and Agro-Industrie Recherches et Développements (“ARD”), a company incorporated in Reims, France established an equally-owned joint venture, named Bioamber S.A.S. in France, to develop and commercialize succinic acid technology. The legal entity Bioamber S.A.S. was incorporated on July 10, 2008.

On December 31, 2008, DNP Inc. entered into an Assignment and Assumption agreement, whereby it transferred all the assets and liabilities associated with succinic acid to DNP Green Technology, Inc in a spin-off transaction. These assets consisted principally of an intellectual property portfolio, which pertained to the production of bio-succinic acid from renewable feedstock and was used in selected applications and derivative products. DNP Green Technology Inc. also assumed the 50% ownership of the joint venture Bioamber S.A.S. from DNP Inc.

On September 30, 2010, DNP Green Technology, Inc. acquired the 50% interest in its joint venture Bioamber S.A.S. it did not already own. As a result, Bioamber S.A.S. became wholly owned by DNP Green Technology, Inc. Concurrent with this acquisition, DNP Green Technology, Inc. changed its name to BioAmber Inc. and changed its fiscal year end from June 30, to December 31.

Bioamber S.A.S. (the “Company”) is a bio-based chemicals company. The Company’s goal is to develop commercially viable, protected technologies that use industrial biotechnology to produce chemical building blocks in fermentation broth, and subsequently use chemical processing to isolate and purify the chemical building blocks from the broth and transform them into a range of value added chemicals.

Bioamber USA, Inc. was established on October 15, 2008, as a wholly owned subsidiary of Bioamber S.A.S. Bioamber USA, Inc. was created to comply with contractual requirements stemming from a license agreement to which BioAmber Inc. is a party.

2. Going concern

The Company incurred net losses throughout all reported periods. The Company’s net losses have resulted principally from costs associated with research and development expenses and general and administrative activities. As a result of planned expenditures for future research, discovery, development and commercialization activities and royalties for the usage of intellectual property, the Company expects to incur additional losses and use additional cash in its operations for the foreseeable future. The Company has funded its operations to date primarily through debt from its related parties BioAmber Inc. and ARD.

At September 30, 2010, the Company had €32,475 of unrestricted cash available to fund future operations. Since September 30, 2010, the Company is under the control of BioAmber Inc. which undertakes to provide financial support to the Company. BioAmber Inc. undertakes not to ask for repayment of the Company loans and current accounts granted, to provide where needed, the necessary cash so that the Company can meet its commitments and continue its business under

BIOAMBER S.A.S.

Notes to Consolidated Financial Statements

For the three-month period ending September 30, 2010, the twelve-month period ended

June 30, 2010 and the period from July 10, 2008 to June 30, 2009 (except as otherwise mentioned, all amounts are in Euro)

2. Going concern (continued)

normal conditions and to fund any restructuring plans which the Company cannot finance itself. BioAmber Inc. is planning to launch the construction of its first succinic acid production plant in North America in 2012, which will further reinforce its position and its abilities to support Bioamber S.A.S. in its operations. Also such plant will indirectly generate royalty revenues for Bioamber S.A.S. Management of the Company has reasonable expectation that the Company will have adequate resources to continue its operational existence for the foreseeable future. The Company therefore continues to adopt the going concern basis in preparing its consolidated financial statements.

3. Summary of significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”) and comprise the financial position and results of operations of Bioamber S.A.S., and its wholly-owned subsidiary Bioamber USA, Inc. Intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant areas requiring the use of management estimates include research and development (“R&D”) tax credits. The Company recognized the R&D tax credit receivable at the best estimate of the amount the Company considers probable to be received using all contemporaneous documentation. However, the risk of inspection by the French taxing authorities exists. Under such an inspection, amounts recorded in the financial statements could change.

Income taxes

The Company accounts for income taxes only when there is income tax currently payable.

Foreign currencies

The functional currency of Bioamber S.A.S. is the Euro. All intercompany transactions, including receivables, payables and loans are transacted using the Euro. No translation adjustments or foreign gains or losses are recorded in the Company’s consolidated financial statements for the periods presented.

Revenue recognition

The Company expects to derive revenue from research and development and licensing services. Upon beginning of commercial activities, revenue will be recognized at the fair value of the

BIOAMBER S.A.S.

Notes to Consolidated Financial Statements

For the three-month period ending September 30, 2010, the twelve-month period ended

June 30, 2010 and the period from July 10, 2008 to June 30, 2009 (except as otherwise mentioned, all amounts are in Euro)

3. Summary of significant accounting policies (continued)

Revenue recognition (continued)

consideration received or receivable for the sale of services in the ordinary course of the Company’s activities. Revenue will be shown net of discounts and after eliminating intercompany sales within the Company and its wholly-owned subsidiary.

Revenue will be recognized when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the group’s activities. The estimates are based on the type of transaction and the specifics of each arrangement. In all instances, revenue will be recognized provided that persuasive evidence of an arrangement exists, the fee is determinable, collectability is reasonably assured and customer acceptance terms have been satisfied.

Leases

The Company recognized an operating lease under French GAAP based on the legal form of the arrangement. See Note 6.

Research and development expenses

Research and development expenses are charged to operations in the period in which they are incurred.

Research and development tax credits

The Company records research and development tax credits when the Company has sufficient contemporaneous documentation to be able to reasonably estimate the amounts that are probable to be received from the French taxing authorities.

4. Research and development tax credits

Research and development (“R&D”) expenses recorded by the Company consist of amounts payable to ARD for the purpose of using the plant owned by ARD and leased to the Company to develop and commercialize bio-succinic acid. The Company applies for an R&D tax credit in France. Upon receiving such R&D tax credit, the Company is required to pay both ARD and BioAmber Inc. its share of any R&D tax credit received pursuant to the reconciliation, termination and loan agreement signed in September 30, 2010.

During the periods ended June 30, 2010 and June 30, 2009, the R&D tax credit recognized as a tax benefit under French GAAP amounted to €406,694 (of which €344,400 was receivable at June 30, 2010) and €250,000, respectively. The Company has determined the best estimate of the amount it considers probable of being received from the French tax authorities based on the appropriate supporting documentation.

BIOAMBER S.A.S.

Notes to Consolidated Financial Statements

For the three-month period ending September 30, 2010, the twelve-month period ended

June 30, 2010 and the period from July 10, 2008 to June 30, 2009 (except as otherwise mentioned, all amounts are in Euro)

5. Long-term debt

On September 30, 2010, the Company entered into a loan agreement with BioAmber Inc. and ARD to formalize loans previously granted to Bioamber S.A.S. by BioAmber Inc. and ARD. Beginning July 1, 2009, the loans bear interest at the French tax deductible rate (3.82% as of September 30, 2010). The Company accrued interest in the amount of €113,080 as of September 30, 2010. The debt is payable out of profit and / or out of cash available.

As of September 30, 2010, June 30, 2010 and June 30, 2009, the following amounts were payable:

	September 30, 2010	June 30, 2010	June 30, 2009
Long-term debt owed to:
ARD	5,000,000	4,025,082	1,542,840
BioAmber Inc.	5,000,000	4,068,402	1,237,155
Total long-term debt	10,000,000	8,093,484	2,779,995

6. Commitments and contingencies

Leases

On December 21, 2007, the Company entered into a Master Agreement with BioAmber Inc. and ARD. This agreement stated that BioAmber Inc. and ARD would create a joint venture, Bioamber S.A.S., to develop and commercialize succinic acid. As required by the Master Agreement, ARD built and designed, at its cost, a demonstration plant solely for use by Bioamber S.A.S. for a period of four years.

Effective, July 1, 2010, the Company entered into a Transitional Work Plan Agreement with BioAmber Inc. and ARD for a three month-period. According to the agreement, ARD would grant the Company exclusive access to the demonstration plant and it would be operated by ARD employees on behalf of the Company. Under this agreement, the Company would be responsible to pay all variable costs for batches produced without technical incident paid and 50% of the variable costs for all batches or partial batches with technical incident. Additionally, the Company would be required to reimburse ARD for all direct labor costs associated with the operation of the demonstration plant. From July 1, 2010 through September 30, 2010, the Company paid €465,714 to ARD pursuant to the Transitional Work Plan Agreement.

On September 30, 2010, the Company entered into a tolling agreement with BioAmber Inc. and ARD, which became effective upon the termination of the Transitional Work Plan Agreement. As in the Transitional Work Plan Agreement, under this agreement, ARD grants the Company exclusive access to the plant to develop bio-succinic acid and the plant will be operated by ARD employees on behalf of the Company. The Company is entitled to obtain 100% of the output of the plant. The arrangement terminates on June 30, 2013 and includes three six-month period renewable terms. Under the tolling agreement, the Company is required to pay all labor costs related to production and an 8% administrative fee. Labor costs are capped at €776,000 per year (excluding the administrative fee). Additionally, the Company is required to pay a pre-determined price per metric ton of product which amounted to €2,100 as of July 2010 and September 30, 2010. There are no minimum payments required pursuant to the agreements.

BIOAMBER S.A.S.

Notes to Consolidated Financial Statements

For the three-month period ending September 30, 2010, the twelve-month period ended

June 30, 2010 and the period from July 10, 2008 to June 30, 2009 (except as otherwise mentioned, all amounts are in Euro)

7. Share capital

Authorized

On July 10, 2008, the Company issued 4,000 common shares each with a par value of €10.00  per share.

8. Related party transactions

Transactions and balances with related parties not disclosed elsewhere were as follows:

	As at and for the 3 months ended September 30, 2010	As at and for the 12 months ended June 30, 2010	As at and for the 355 days period ended June 30, 2009

R&D expenses incurred with related-parties	1,765,295	4,964,908	2,104,000
Services provided by ARD pursuant to transitional agreement	465,714	-	-
Accrued VAT payable	951,938	774,441	-
Long-term debt owed to related parties	10,000,000	8,093,484	2,779,995
Interest payable	113,080	141,182	-

The related party transactions were undertaken in the normal course of operations in accordance with the agreements signed with each of the partners, ARD and BioAmber Inc., governing the operations of the Company and were measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

9. Reconciliation with accounting principles generally accepted in the United States

Income taxes

The Company evaluated income taxes from a perspective of accounting principles generally accepted in the United States of America (“US GAAP”), which requires a Company to apply the asset and liability method. As a result, the Company identified a book/tax difference related to the R&D tax credit (referred to “Crédit d’Impôt Recherche” in France), which could give rise to a deferred tax asset. However, given the significant net operating losses incurred by the Company since its inception, the Company concluded that it was more likely than not that it would be not able to utilize a deferred tax asset and therefore, has not recorded a deferred tax asset related to the R&D tax credit.

Research and development tax credits

The consolidated financial statements of the Company are prepared in accordance with French GAAP. With respect to the R&D tax credit there is a difference in accounting treatment under French GAAP and US GAAP. Under French GAAP, upon being able to estimate the R&D tax credit, the Company records an accounts receivable and a credit to R&D expense. The total amount of tax credit is received in full in the periods following the end of each of the fiscal years and is considered a short-

BIOAMBER S.A.S.

Notes to Consolidated Financial Statements

For the three-month period ending September 30, 2010, the twelve-month period ended

June 30, 2010 and the period from July 10, 2008 to June 30, 2009 (except as otherwise mentioned, all amounts are in Euro)

9. Reconciliation with accounting principles generally accepted in the United States (continued)

Research and development tax credits (continued)

term receivable. Upon receipt of the cash related to the tax credit from the French tax authorities, the Company increases the cash and reduces the accounts receivable by the respective amount. When the R&D tax credit is received in the form of cash from the French taxing authorities, the Company records the cash, reduces the accounts receivable and records the payment to ARD and BioAmber Inc.

Under US GAAP, upon being able to estimate the R&D tax credit, the Company records an accounts receivable and a corresponding liability. Because (i) ARD and BioAmber Inc. are actually the entities incurring R&D expenses for which the Company is requesting the R&D tax credit, (ii) the Company is required to pay it directly to them upon receipt and (iii) the Company can reasonably estimate the amount payable, the Company has determined that for US GAAP purposes, the recognition of the tax benefit should be deferred in its income statement in accordance with US GAAP.

This difference between French GAAP and US GAAP affects the Company’s consolidated financial statements as follows:

(a) Reconciliation of net loss:
Net loss as per French GAAP as of June 30, 2009	(2,107,208)
Adjustments – recording of tax credit to be remitted to partners	(250,000)
Net loss as per US GAAP as of June 30, 2009	(2,357,208)

Net loss as per French GAAP as of June 30, 2010	(5,831,942)
Adjustments – recording of tax credit to be remitted to partners	(406,694)
Net loss as per US GAAP as of June 30, 2010	(6,238,636)

Net loss as per French GAAP as of September 30, 2010	(2,391,705)
Adjustments	-
Net loss as per US GAAP as of September 30, 2010	(2,391,705)

(b) Reconciliation of shareholders’ deficit:
Shareholders’ deficit as per French GAAP as of June 30, 2009	(2,067,208)
Adjustments – recording of tax credit to be remitted to partners	(250,000)
Shareholders’ deficit as per US GAAP as of June 30, 2009	(2,317,208)

Shareholders’ deficit as per French GAAP as of June 30, 2010	(7,899,150)
Adjustments – recording of tax credit to be remitted to partners	(656,694)
Shareholders’ deficit as per US GAAP as of June 30, 2010	(8,555,844)

Shareholders’ deficit as per French GAAP as of September 30, 2010	(10,330,855)
Adjustments – recording of tax credit to be remitted to partners	(656,694)
Shareholders’ deficit as per US GAAP as of September 30, 2010	(10,987,549)

There are no material differences with respect to statements of cash flows, other than those presented above. Accordingly, they have not been presented.

BIOAMBER S.A.S.

Notes to Consolidated Financial Statements

For the three-month period ending September 30, 2010, the twelve-month period ended

June 30, 2010 and the period from July 10, 2008 to June 30, 2009 (except as otherwise mentioned, all amounts are in Euro)

10. Subsequent event

Disposal of intangible assets

On October 24, 2011, the Company entered into an agreement to transfer certain intellectual property pertaining to the development of the second generation of bio-succinic acid and derivatives to a company under common control. The transaction gave rise to taxable income, which the Company believes will be offset with current and certain accumulated tax losses carried forward.

In addition, the Company entered into a license agreement with a company under common control, pursuant to which it has granted exclusive access to its remaining intellectual property, in exchange for future royalties.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

This unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisition described below occurred on July 1, 2009 nor is it necessarily indicative of our future results of operations. The unaudited pro forma condensed consolidated statements of operations are based upon our historical consolidated financial statements and the historical financial statements of Bioamber S.A.S., and should be read together with the BioAmber Inc. and Bioamber S.A.S.’s respective financial statements and accompanying notes appearing elsewhere in this prospectus and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

On September 30, 2010, we acquired the 50% of the share capital of Bioamber S.A.S. that we did not own. The acquisition was recorded in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 805, Business Combinations. Results of operations of Bioamber S.A.S. are included in our consolidated financial statements beginning on October 1, 2010, the effective date of our acquisition of control. Pursuant to the agreement, the total consideration amounted to $12,718,000 out of which $27,000 was payable in cash. In addition, we issued 31,644 common shares to ARD that had an estimated fair value of $232.09 per share as of the acquisition date and received $1,000,000 from ARD. See note 4 to our consolidated financial statements for further details.

The purchase price was allocated to the identified assets and liabilities as follows: in-process research and development of $12,215,000, goodwill of $684,000 and a negative working capital of $180,000. In accordance with ASC 805, Business Combinations, the 50% held equity interest was re-measured to its estimated fair value resulting in a gain of $6,216,000, which is presented in the consolidated statement of operations and comprehensive loss.

The unaudited pro forma financial information has been prepared to give effect to the acquisition of Bioamber S.A.S., using the acquisition method of accounting with the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed consolidated statements of operations reflect the combined results of operations of BioAmber Inc. and Bioamber S.A.S. for the year ended June 30, 2010, and the six months ended December 31, 2010 as if the acquisition of Bioamber S.A.S. had occurred on July 1, 2009.

	Year ended June 30, 2010	Year ended June 30, 2010	Pro forma adjustments		Year ended June 30, 2010
	BioAmber Inc.	Bioamber S.A.S.			BioAmber Inc. Pro forma
	(in thousands, except for earning per share data)
		(Note 2)	(Note 3)
Licensing revenues from related parties	$966	$-	$(966)	(a)	$-

Operating expenses:
General and administrative	1,543	113	-		1,656
Research and development, net	1,458	8,371	(966	)(a)	8,863
Business development	59	-	-		59
Depreciation of property and equipment and amortization of intangible assets	484	-	-		484
Foreign exchange (gain) loss	121	-	-		121

Operating expenses	3,665	8,484	(966)		11,183

Operating loss	2,699	8,484	-		11,183
Amortization of deferred financing costs	157	-	-		157
Financial charges	962	197	(89	)(b)	1,070
Interest revenue from related parties	(89)	-	89	(b)	-
Equity participation in loss of Bioamber S.A.S.	4,340	-	(4,340	)(c)	-

Net loss	$8,069	$8,681	$(4,340)		$12,410

Net loss attributable to:
BioAmber Inc. shareholders	$7,992				$12,333
Non-controlling interest	77				77

	$8,069				$12,410

Basic net loss per share attributable to BioAmber Inc. shareholders	$96.26	-			$107.55
Weighted average of common stock outstanding(d):
Basic	83,025	-			114,669

	Six months ended December 31, 2010	Three months ended September 30, 2010			Six months ended December 31, 2010
	BioAmber Inc.	Bioamber S.A.S.	Pro forma adjustments		BioAmber Inc. Pro forma
		(Note 2)	(Note 3)
	(in thousands)
Licensing revenues from related parties	$75	$-	$(75	)(a)	$-

Operating expenses:
General and administrative	1,590	62	-		1,652
Research and development, net	4,841	2,887	(75	)(a)	7,653
Business development	103	-	-		103
Depreciation of property and equipment and amortization of intangible assets	264	-	-		264
Foreign exchange (gain) loss	(26)	-	-		(26)

Operating expenses	6,772	2,949	(75)		9,646

Operating loss	6,697	2,949	-		9,646
Amortization of deferred financing costs	2	-	-		2
Financial charges	155	146	(73	)(b)	228
Interest revenue from related parties	(73)	-	73	(b)	-
Equity participation in loss of Bioamber S.A.S.	1,548	-	(1,548	)(c)	-
Gain on re-measurement of Bioamber S.A.S.	(6,216)	-	6,216	(e)	-

Net loss	$2,113	$3,095	$4,668		$9,876

Net loss attributable to:
BioAmber Inc. shareholders	$2,011				$9,774
Non-controlling interest	102				102

	$2,113				$9,876

Basic net loss per share attributable to BioAmber Inc. shareholders	$15.65	-	-		$79.64
Weighted average of common stock outstanding(d):
Basic	128,493	-	-		122,721

1. Basis of presentation

The accompanying unaudited pro forma condensed consolidated statement of operations loss for the year ended June 30, 2010 and six months ended December 31, 2010 have been prepared by our management in accordance with Article 11 of Regulation S-X, giving effect to our acquisition from ARD, of the 50% Bioamber S.A.S. we did not already own, completed on September 30, 2010, or the “Acquisition”.

The unaudited consolidated pro forma financial statements should be read in conjunction with the financial statements listed below, included elsewhere in this prospectus:

•	our audited consolidated financial statements for the year ended June 30, 2010;

•	our audited consolidated financial statements for the six months ended December 31, 2010;

•	the audited consolidated financial statements of Bioamber S.A.S. for the year ended June 30, 2010; and

•	the audited consolidated financial statements of Bioamber S.A.S. for the three months ended September 30, 2010.

The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2010 and the six months ended December 31, 2010 includes the statement of operations of Bioamber S.A.S. for the year ended June 30, 2010 and the three month period ended September 30, 2010.

The unaudited pro forma condensed consolidated financial statements for the year ended June 30, 2010 and the six months ended December 31, 2010, include pro forma adjustments to reflect the Acquisition as if it had occurred on July 1, 2009.

The consolidated financial statements of Bioamber S.A.S. for the year ended June 30, 2010 and three months ended September 30, 2010 included elsewhere this prospectus are presented in Euros and have been prepared in accordance with French generally accepted accounting principles (“French GAAP”). The financial statement information of Bioamber S.A.S., as adjusted and restated to conform with our accounting policies applied under U.S. GAAP (see Note 2), have been translated into U.S. dollars using a rate of $(U.S.) 1.3913 to €(Euro) 1.00 and of $(U.S.) 1.2939 to €(Euro) 1.00 for purposes of the translation of the June 30 and September 30, 2010, financial information, respectively.

The accounting policies used in the preparation of the unaudited consolidated pro forma financial statement are consistent in all material respects with those used by us as described in note 2 to our audited consolidated financial statements for the year ended June 30, 2010 and the six months ended December 31, 2010 included elsewhere in this prospectus.

The underlying assumptions for the unaudited pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the Acquisition; however, the unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the Acquisition had been completed on the date indicated or of the results which may be obtained in the future. In addition, the unaudited pro forma condensed consolidated financial statements are not intended to project the combined or future financial position or operating results, and do not give effect to any integration costs, synergies, operating efficiencies and cost savings that may result from the acquisition as well as benefits expected to be derived from our initiatives following the Acquisition.

2. U.S. GAAP adjustments reflected in the consolidated statements of operations of Bioamber S.A.S.

The unaudited consolidated statements of operations of Bioamber S.A.S. for the year ended June 30, 2010 and three months ended September 30, 2010, and which are included in our pro forma condensed consolidated statements operations reflect adjustments to conform to U.S. GAAP and the accounting policies used by us in the preparation of our consolidated financial statements as follows:

Year ended June 30, 2010

	French GAAP for the year ended June 30, 2010(i)	Adjustments		U.S. GAAP for the year ended June 30, 2010
	(in thousands)
Net sales	$-	$-		$-
Cost of goods sold	-	-		-

Gross profit	-	-		-

Operating expenses:
Selling, general and administrative	113	-		113
Research and development	7,805	566	(ii)	8,371
Interest expense	197	-		197

Operating expenses	8,115	566		8,681

Income before income tax provision and equity earnings	8,115	566		8,681
Income tax provision	-	-		-

Net loss	$8,115	$566		$8,681

(i)	The amounts have been converted from Euros to U.S. dollars using the average exchange rate of 1.3913 for the year ended June 30, 2010.
(ii)	Our consolidated financial statements are prepared in accordance with French GAAP. With respect to the research and development tax credit there is a difference in accounting treatment under French GAAP and U.S. GAAP. Under French GAAP, upon being able to estimate the research and development tax credit, we record an accounts receivable and a credit to research and development expense. The total amount of tax credit is received in full in the periods following the end of each of the fiscal years and is considered a short-term receivable. Under U.S. GAAP upon being able to estimate the research and development tax credit, we record an accounts receivable and a corresponding liability.

Six months ended December 31, 2010

The unaudited pro forma consolidated statement of operations for the six months ended December 31, 2010 is based on our historical financial statements for the six months ended December 31, 2010, which included those of Bioamber S.A.S. for the three month period from October 1 to December 31, 2010, and the historical audited financial statements of Bioamber S.A.S. for the three month period from July 1 to September 30, 2010.

No U.S. GAAP adjustments were required to be reflected in the consolidated statement of operations of Bioamber S.A.S. as shown below:

	French GAAP for the three months ended September 30, 2010(i)	Adjustments	U.S. GAAP for the three months ended September 30, 2010
	(in thousands)
Net sales	$-	$-	$-
Cost of goods sold	-	-	-

Gross profit	-	-	-

Operating expenses:
Selling, general and administrative	62	-	62
Research and development	2,887	-	2,887
Interest expense	146	-	146

Operating expenses	3,095	-	3,095

Income before income tax provision and equity earnings	3,095	$-	3,095
Income tax provision	-	-	-

Net loss	$3,095	$-	$3,095

(i)	The amounts have been converted from Euro to U.S. dollars using the average exchange rate of 1.2939 for the three months ended September 30, 2010.

3. Pro forma adjustments

The following pro forma adjustments have been made to reflect the Acquisition as if it had been completed on July 1, 2009.

(a)	Elimination of licensing revenue between BioAmber Inc. and Bioamber S.A.S.

(b)	Elimination of interest revenue charged by BioAmber Inc. to Bioamber S.A.S.

(c)	Elimination of the equity participation in the loss of Bioamber S.A.S., recorded by BioAmber Inc.

(d)	In connection with the acquisition of Bioamber S.A.S., 31,644 shares of common stock were issued. Accordingly, the basic and diluted shares of common stock have been adjusted to give effect to the share issuance as of July 1, 2009.

(e)	For pro forma purposes the recognition of the gain on re-measurement of Bioamber S.A.S. has been eliminated in the period ended December 31, 2010 as it was a non-recurring item directly attributable to the transaction.

            Shares

BioAmber Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse

Barclays Capital

Stifel Nicolaus Weisel

Pacific Crest Securities

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the stock exchange initial listing fee.

Total
SEC registration fee		$17,190
FINRA filing fee		15,500
Stock exchange initial listing fee			*
Blue sky qualification fees and expenses			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law, or the DGCL, authorizes a corporation, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action or proceeding, such indemnification is available if he or she had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(f) of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. The Registrant’s amended and restated certificate of incorporation, which will be effective upon the completion of this offering, provides for the indemnification of directors to the fullest extent permissible under Delaware law. The Registrant’s amended and restated by-laws, which will be effective upon the completion of this offering, provides for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters, severally and not jointly, of the Registrant, its directors and its officers who sign this Registration Statement with respect to losses arising from misstatements or omissions in the Registration Statement or prospectus with reference to information relating to such underwriters furnished to the Registrant in writing by such underwriters expressly for use herein.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL. The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock and warrants issued and options granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, warrants and options and information relating to the section of the Securities Act, or rules of the SEC under which exemption from registration was claimed. Certain of the transactions described below involved directors, officers and five percent stockholders. See “Certain Relationships and Related Party Transactions.”

No underwriters were involved in the following sales of securities. The securities described in section (a) below were issued in reliance upon exemptions from the registration provisions of the Securities Act in reliance on Section 4(2) of the Securities Act, Regulation D promulgated thereunder, and/or Regulation S promulgated thereunder, and as transactions by an issuer not involving any public offering. All purchasers of shares represented to us in connection with their purchase that they were acquiring the shares for investment and not distribution and that they understood that the securities must be held indefinitely unless a subsequent disposition was registered under the Securities Act or exempt from registration. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration. The issuance of stock options and the common stock issuable upon the exercise of stock options as described in section (b) below were issued pursuant to written compensatory benefit plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act.

(a) Issuances of Capital Stock and Warrants

In connection with the spin-off of our business from Diversified Natural Products, Inc., between December 8, 2008 and April 17, 2009 we issued 11,659 shares of common stock, 33,655 shares of preferred stock and warrants to purchase 18,769 shares of common stock at exercise prices between $37.52 and $100.00. The shares of preferred stock were converted to shares of common stock, on a one-for-one basis, on October 22, 2009.

On February 6, 2009, we issued secured debentures and warrants for 18,760 shares of common stock at a per share cost of $50.00 for aggregate consideration of $938,000. All debentures were paid in full on June 22, 2009, with interest waived by the holders pursuant to the terms of the debentures.

On June 22, 2009, we issued in a private placement a secured convertible promissory note and warrants for 5,970 shares of common stock to FCPR Sofinnova Capital VI for gross proceeds of $4 million. The note matured on September 30, 2009 and was converted into 19,900 shares of common stock.

On October 22, 2009, we issued in a private placement an aggregate of 59,702 shares of common stock at a per share cost of $201.00 for aggregate consideration of $12 million. Such aggregate shares included 39,802 shares totaling $8 million at a price of $201.00 per share and 19,900 shares which were converted from notes totaling $3,999,900 at a price of $201.00 per share.

On February 1, 2010, we issued 5,000 shares of common stock at a price of $201.00 per share to Shanghai KEQI and Sinoven LLC as consideration for 75% of the issued and outstanding shares of Sinoven BioPolymers, Inc., to be held in escrow for up to three years until certain milestones are met. 3,000 of those shares continue to be held in escrow.

On November 23, 2010, we issued in a private placement unsecured convertible promissory notes for gross proceeds of $4 million. Upon conversion of a note, we will issue a security purchase warrant allowing the noteholder to purchase the number of securities equal to 25% of the number of securities to be received by the noteholder.

On February 6, 2009, we issued secured debentures and warrants for 18,760 shares of common stock in a private placement for aggregate consideration of $938,000. All debentures were paid in full on June 22, 2009, with interest waived by the holders per the terms of the debentures. The warrants are exercisable for common stock at $50.00 per share and have a ten year term.

On June 22, 2009, we issued a secured convertible promissory note and warrants to purchase 5,970 shares of common stock in a private placement to FCPR Sofinnova Capital VI for gross proceeds of $4 million. The note matured September 30, 2009 and was converted into 19,900 shares of common stock. The warrants are exercisable for common stock at $201.00 per share and have a ten year term.

On October 22, 2009, we issued an aggregate of 59,702 shares of common stock in a private placement at a per share price of $201.00 for aggregate consideration of $12,000,102. The transaction consisted of the purchase of 39,802 shares for an aggregate price of $8,000,102 at a price of $201.00 per share and the issuance of 19,900 shares that were converted from promissory notes issued on June 22, 2009 with an aggregate principal amount of $3,999,900 at a price of $201.00 per share.

On February 1, 2010, we issued 5,000 shares of common stock at a price of $201.00 per share in a private placement to Shanghai KEQI and Sinoven LLC as consideration for 75% of the issued and outstanding shares of Sinoven BioPolymers, Inc., to be held in escrow for up to three years until certain milestones are met. 3,000 of those shares continue to be held in escrow.

On November 23, 2010, we issued secured convertible promissory notes in a private placement for gross proceeds of $4 million. Upon conversion of a note, we will issue a security purchase warrant allowing the noteholder to purchase the number of securities equal to 25% of the number of securities to be received by the noteholder. The promissory notes were converted into 10,833 shares of common stock and warrants to purchase 2,707 shares of common stock at an exercise price of $369.14 with a ten-year term.

On April 15, 2011, we issued in a private placement an aggregate of 121,904 shares of common stock and warrants for 2,707 shares of common stock at a per share cost of $369.14 for aggregate consideration of $44,999,643.

On November 4, 2011, we issued in a private placement an aggregate of 20,061 shares of common stock at a per share cost of $997.00 for aggregate consideration of $20 million to Naxamber S.A., FCPR Sofinnova Capital VI, Mitsui & Co., Ltd. and Clifton Equities Inc.

(b) Grants and Exercises of Stock Options

Since November 10, 2008, the Registrant granted stock options to directors, employees and consultants under its 2008 Stock Incentive Plan, covering an aggregate of 52,950 shares of common stock, at exercise prices ranging from $37.52 to $997.00 per share.

Since November 10, 2008, the Registrant (i) cancelled 750 options granted under its 2008 Stock Incentive Plan and (ii) sold an aggregate of 400 shares of its common stock to two former directors for cash consideration in the aggregate amount of $15,008.00 upon the exercise of options granted under its 2008 Stock Incentive Plan.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The exhibits filed as part of this registration statement are listed in the Exhibit Index immediately preceding the exhibits and are incorporated herein by reference.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown in either the financial statements or the notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Canada, on the 10th day of November, 2011.

BIOAMBER INC.

By:	/s/ Jean-François Huc
Jean-François Huc President, Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Jean-François Huc, and Andrew P. Ashworth, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney in fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys in fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 10th day of November, 2011.

Signature	Title

/s/ Jean-François Huc Jean-François Huc	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Andrew P. Ashworth Andrew P. Ashworth	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Kurt Briner Kurt Briner	Chairman of the Board of Directors

/s/ Denis Lucquin Denis Lucquin	Director

/s/ William Camp William Camp	Director

Signature	Title

/s/ Taro Inaba Taro Inaba	Director

/s/ Raymond Land Raymond Land	Director

/s/ Heinz Haller Heinz Haller	Director

EXHIBIT INDEX

Exhibit No.		Description

1.1	*	Form of Underwriting Agreement.

3.1	*	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.

3.2	*	Form of Amended and Restated By-laws to be effective upon the closing of the offering

4.1	*	Specimen Common Stock Certificate.

4.2	*	Amended and Restated Shareholders’ Agreement by and among the stockholders listed therein and the Registrant, dated as of April 15, 2011, as amended on November 4, 2011.

5.1	*	Opinion of Goodwin Procter LLP.

10.1	*	Form of Indemnification Agreement.

10.2	*	BioAmber Inc. (f/k/a DNP Green Technology, Inc.) Stock Incentive Plan, as amended, and Form of Option Certificate and Award Agreement.

10.3	*	Employment Agreement between BioAmber Canada Inc. (f/k/a DNPGT Canada Inc.) and Jean-François Huc, dated July 1, 2009.

10.4	*	Employment Agreement between BioAmber Canada Inc. (f/k/a DNPGT Canada Inc.) and Michael Hartmann, dated July 1, 2009.

10.5	*	Employment Agreement between the Registrant and Jim Millis, dated August 1, 2010.

10.6	*	Employment Agreement between BioAmber Canada Inc. (f/k/a DNPGT Canada Inc.) and Roger Laurent Bernier, dated July 1, 2009.

10.7	*	Employment Agreement between the Registrant and Dilum Dunuwila, dated July 1, 2009.

10.8	*	Legacy Warrant to purchase shares of common stock dated April 17, 2009 issued by the Registrant to Dilum Dunuwila (Certificate No. LW-41).

10.9	*	Legacy Warrant to purchase shares of common stock dated April 17, 2009 issued by the Registrant to Dilum Dunuwila (Certificate No. LW-42).

10.10	*	Legacy Warrant to purchase shares of common stock dated April 17, 2009 issued by the Registrant to Jean-François Huc (Certificate No. LW-16).

10.11	*	Legacy Warrant to purchase shares of common stock dated April 17, 2009 issued by the Registrant to Jean-François Huc (Certificate No. LW-17).

10.12	*	Legacy Warrant to purchase shares of common stock dated April 17, 2009 issued by the Registrant to Roger Laurent Bernier.

10.13	*	Subscription Agreement between the Registrant and Jean-François Huc dated February 6, 2009.

10.14	*	Warrant to purchase shares of common stock dated February 6, 2009 issued by the Registrant to Jean-François Huc.

10.15	*	Subscription Agreement between the Registrant and Dilum Dunuwila dated February 6, 2009.

10.16	*	Warrant to purchase shares of common stock dated February 6, 2009 issued by the Registrant to Dilum Dunuwila.

10.17	*	Subscription Agreement between the Registrant and Kurt Briner dated February 6, 2009.

10.18	*	Warrant to purchase shares of common stock dated February 6, 2009 issued by the Registrant to Kurt Briner.

Exhibit No.		Description

10.19	*	Subscription Agreement between the Registrant and Michael Hartmann dated February 6, 2009.

10.20	*	Warrant to purchase shares of common stock dated February 6, 2009 issued by the Registrant to Michael Hartmann.

10.21	*	Subscription Agreement between the Registrant and Roger Laurent Bernier dated February 6, 2009.

10.22	*	Warrant to purchase shares of common stock dated February 6, 2009 issued by the Registrant to Roger Laurent Bernier.

10.23	*	Secured Convertible Note and Warrant Purchase Agreement between the Registrant and FCPR Sofinnova Capital VI dated June 22, 2009.

10.24	*	Common Stock Purchase Warrant to purchase shares of common stock dated June 22, 2009 issued by the Registrant to FCPR Sofinnova Capital VI.

10.25	*	Stock Purchase Agreement between the Registrant and FCPR Sofinnova Capital VI dated September 30, 2009.

10.26	*	Stock Purchase Agreement between the Registrant and MCVP Technology Fund I, LLC dated September 30, 2009.

10.27	*	Convertible Note and Warrant Purchase Agreement between the Registrant and FCPR Sofinnova Capital VI dated November 23, 2010.

10.28	*	Stock Purchase Agreement between the Registrant and the parties listed on Schedule I thereto dated April 15, 2011.

10.29	*	Shares of Common Stock Purchase Warrant to purchase shares of common stock dated April 15, 2011 issued by the Registrant to FCPR Sofinnova Capital VI.

10.30	*	Shares of Common Stock Purchase Warrant to purchase shares of common stock dated April 15, 2011 issued by the Registrant to MCVP Technology Fund I, LLC.

10.31	*	Shares of Common Stock Purchase Warrant to purchase shares of common stock dated April 15, 2011 issued by the Registrant to Jean-François Huc.

10.32	*	Shares of Common Stock Purchase Warrant to purchase shares of common stock dated April 15, 2011 issued by the Registrant to Michael Hartmann.

10.33	*	Shares of Common Stock Purchase Warrant to purchase shares of common stock dated April 15, 2011 issued by the Registrant to Roger Laurent Bernier.

10.34	*	Stock Purchase Agreement between the Registrant and the parties listed on Schedule I attached thereto dated November 4, 2011.

21.1	*	List of Subsidiaries of the Registrant.

23.1		Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

23.2		Consent of Deloitte & Associes, independent auditors.

23.3	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1		Power of Attorney (included on signature page).

*	To be filed by amendment.